

ANNUAL REPORT

2025

INNOVATING TODAY,
EMPOWERING TOMORROW™

Notice of 2026
Annual Meeting and
Proxy Statement
InterDigital, Inc.

Wireless, video, and AI are converging to define

A NEW ERA IN CONNECTIVITY

A MESSAGE TO OUR SHAREHOLDERS

InterDigital® is built on a simple idea: if we invest early in foundational research, we can help shape the future of connectivity, lead the development of standards that make technology interoperable and compatible at global scale, lower the barriers to entry for new vendors into a market, benefit consumers worldwide with economies of scale, and translate that leadership into long-term value.

We believe that our approach matters now more than ever. Wireless, video, and AI are converging to define a new era in connectivity: one that is more intelligent, one that offers more immersive communication, and one that provides new services delivered over networks that are more adaptive, efficient, and capable.

Our strategy is to lead where early-stage research becomes standards and technology leadership. This helps strengthen our existing licensing programs and opens up new opportunities as our research in horizontal technologies is ultimately implemented in more industry verticals. And, to help us shape the next generation of connected devices and services, we consistently reinvest almost half of our recurring revenue into research, innovation, and patent portfolio development.

In 2025 we once again demonstrated how disciplined execution in licensing, combined with a thriving innovation engine can deliver profitable growth and open up new revenue generating opportunities. Our financial results demonstrate how our strategy translates into financial strength.

For the full year ended December 31, 2025, total revenue was $834 million – the second highest on record. We set new records for adjusted EBITDA* at $589 million and non-GAAP EPS* at $15.31. Annualized recurring revenue increased 24% year-over-year, from $468 million to $582 million, and we delivered record net cash provided by operating activities of $545 million and free cash flow* of $474 million.

Our performance is recognized by multiple third parties including by Forbes, which named us number one in its ranking of America's Most Successful Mid-Cap Companies 2026. In addition, Newsweek recognized us as one of America's Greatest Companies 2025, Fortune named us to its 100 Fastest Growing Companies, and Time heralded our recent performance by listing us as one of America's Growth Leaders.

2025 SNAPSHOT

$834 Million Revenue	**$589 Million Adjusted EBITDA***	**Top 100**	**No. 1**
Second highest on record for the company	Record high for the company	Named top 100 Fastest Growing Companies by Fortune	Named number one by Forbes in its America's Most Successful Mid-Cap Companies 2026

*Non-GAAP financial measure. For more information and a reconciliation to GAAP, see the financial metrics tracker on the investor relations section of InterDigital's corporate website.

This execution across our business is only possible because of the ongoing strength of our research and the central role we play in the innovation lifecycles for wireless, video, and AI.

At InterDigital we are one of relatively few companies that invests heavily in early-stage research, years before a technology is finalized and is implemented in new devices and services. As a new technology then takes shape, this early-stage research provides us with an incredibly strong foundation from which to advance our innovation and develop our patent portfolio.

We believe that this is already playing out in the early development of 6G, where our leadership is increasingly visible. This is a key stage in 6G's evolution ahead of its commercial rollout, which is expected around 2030. The industry is moving from broad 6G concepts into the specific work that will define mobile connectivity through the 2030s, including AI-native designs to improve network performance and the possible inclusion of new technologies such as integrated sensing and communication.

Not only do we make significant technical contributions to the next "G" but we also play a vital leadership role in the development of the standard. We are one of just three companies to hold the chair positions of two working groups within 3GPP, the global organization that oversees the development of cellular wireless standards.

These positions are just two of the more than 110 leadership roles that we hold in different standards bodies.

Across our research teams and the company as a whole, we continue to place AI at the heart of so much of what we do. In 2025 we expanded our AI expertise with the acquisition of UK-based video startup Deep Render.

This acquisition strengthens our leadership in video compression, deepens our talent base where video and AI intersect, and adds a patent portfolio which we believe is foundational to the implementation of AI in video compression. We view this as a strategic investment in the next generations of video technologies, as the industry increasingly adopts AI-native methods to improve efficiency.



Alongside our research, we continue to build the asset base that underpins this model: our patent portfolio.

In 2025, we grew our portfolio by 14% to more than 38,000 granted patents and patent applications worldwide. This growth is the product of sustained investment in our engineering teams and of our ability to translate our research into high-quality, licensable assets.

We own not only one of the largest combined portfolios in wireless, video, and AI, but also one that is regularly recognized by third parties for its high quality. For the fifth year in a row we were named among the world's most innovative companies in LexisNexis's report Innovation Momentum 2026: The Global Top 100.

In licensing, a significant milestone in 2025 was our new agreement with Samsung Electronics which continues our long licensing relationship with the company, stretching back to the mid-1990s. This is the most valuable license in our company's history and underlines the value of our foundational contributions to the mobile ecosystem. With the renewal of our Xiaomi agreement in early 2026, and with our 2022 Apple agreement, we now have the three largest smartphone manufacturers licensed through the end of the decade.

Staying with our smartphone program, we also added new agreements with top-ten handset manufacturers vivo and Honor. In total, we have now licensed 85% of the total global smartphone market and in 2025, revenue from our smartphone program hit a record $679 million.

38,000+

Worldwide patents and patent applications, driven by 14% portfolio growth

Global Top 100

Named among the world's most innovative companies by LexisNexis for the fifth year in a row

85%

Of the total global smartphone market are among InterDigital's licensees

$4.7 Billion

In total contract value signed since 2021

$679 Million

Smartphone revenue in 2025

We made significant progress in consumer electronics and IoT where our new agreement with HP takes our licensed share of the global PC market to more than 50%. We also added a new agreement with LG Electronics in early 2026 covering the company's digital TVs and display monitors. LG is one of the world's largest TV manufacturers, and this agreement is further demonstration of how we continue to drive value in the video space.

This is true not only on the device side but also in video services where our innovation enables the processing and distribution of content across use cases such as streaming and social media platforms. Video is only becoming more central to our lives at work and at home, and our decades of research in areas like advanced video compression, high dynamic range (HDR) and user experience are a foundational part of the modern video ecosystem.

With our initial focus on the streaming industry, we launched enforcement proceedings in 2025 against both Disney and Amazon. We have already made significant progress in our cases against Disney including winning five injunctions in separate cases from courts in Brazil and Germany, once again confirming the quality of our research and the depth of our patent portfolio.

We always prefer to reach agreements through constructive negotiation, and the vast majority of our licenses are completed without litigation, but we believe that our enforcement actions are important steps towards our goal of signing long-term agreements with Disney and Amazon. Our research has enabled today's almost $500 billion streaming industry, and we remain committed to receiving fair value for our inventions, so we can continue to invest in creating new experiences for consumers.

Since 2021 we have signed more than 50 agreements worth more than $4.7 billion in total contract value.

As we build on this momentum, in 2025 we promoted Julia Mattis to be our new Chief Licensing Officer. Julia has been with InterDigital for more than 15 years and her experience and licensing track record make her an excellent addition to our executive team.

InterDigital's core strengths are that we start early and stay persistent. We invest in the hard problems before they become obvious, we lead and contribute where standards are set, we build a portfolio that reflects genuine technical leadership, and we execute across our licensing programs. That is how we have earned our place across generations of wireless, video, and AI innovation, and it is how we intend to continue delivering value for our shareholders.

Thank you for your continued support of InterDigital.

 

S. Douglas Hutcheson
Chairman of the Board

Liren Chen
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

FISCAL YEAR 2025

*Non-GAAP financial measure. For more information and a reconciliation to GAAP, see the financial metrics tracker on the investor relations section of InterDigital's corporate website.



REVENUE
~2X Growth

- 2021: $425M
- 2022: $458M
- 2023: $550M
- 2024: $869M
- 2025: **$834M**

NON-GAAP EPS*
>4X Growth

- 2021: $3.73
- 2022: $5.08
- 2023: $9.23
- 2024: $14.97
- 2025: **$15.31**

ADJUSTED EBITDA*
~3X Growth

---- Adjusted EBITDA Margin*

- 2021: $208M — 49%
- 2022: $255M — 56%
- 2023: $345M — 63%
- 2024: $551M — 63%
- 2025: **$589M** — **71%**

RETURN OF CAPITAL
>$2B Cumulative Since 2011

- ● Dividends
- ● Repurchases

Years: '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25

Scale: $0M – $500M – $1,000M – $1,500M – $2,000M – $2,500M



FORWARD-LOOKING STATEMENTS

Statements made in the letter to shareholders and the introduction to this annual report that relate to our future plans, innovations, financial results or targets, including without limitation, statements relating to our beliefs that we are well positioned to expand our licensing opportunities and derive value from cloud-based services, the expected monetization and market adoption of our research and development efforts, and our expected long-term strength and value of our portfolio and our innovations, are forward-looking statements as defined under Private Securities Litigation Reform Act of 1995.

These statements are based upon current goals, estimates, information, and expectations. Actual results might differ materially from those anticipated as a result of certain risks and uncertainties including delays, difficulties, changed strategies, or unanticipated factors affecting the implementation of the company's plans. You should carefully consider the risks and uncertainties outlined in greater detail in the accompanying Form 10-K, including "Item 1A. Risk Factors," before making any investment decisions with respect to our common stock. We undertake no obligation to revise or publicly update any forward-looking statement for any reason except as otherwise required by the law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file number 1-33579

INTERDIGITAL, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**82-4936666**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727
(Address of Principal Executive Offices and Zip Code)
Registrant's telephone number, including area code (302) 281-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.01 per share)	IDCC	Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $5,717,601,306 as of June 30, 2025.

The number of shares outstanding of the registrant's common stock was 25,686,766 as of February 3, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2026 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

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TABLE OF CONTENTS

In this Form 10-K, the words "we," "our," "us," "the Company" and "InterDigital" refer to InterDigital, Inc. and/or its subsidiaries, individually and/or collectively, unless otherwise indicated or the context otherwise requires. InterDigital® is a registered trademark of InterDigital, Inc. All other trademarks, service marks and/or trade names appearing in this Form 10-K are the property of their respective holders.

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PART I

Item 1. *BUSINESS.*

Overview

InterDigital, Inc. ("InterDigital") is a global research and development company focused primarily on wireless, video, artificial intelligence ("AI"), and related technologies. We design and develop foundational technologies that enable connected, immersive experiences in a broad range of communications and entertainment products and services. We license our innovations worldwide to companies providing such products and services, including makers of wireless communications devices, consumer electronics, internet of things ("IoT") devices, cars and other motor vehicles and providers of cloud-based services such as video streaming. As a leader in wireless technology, our engineers have designed and developed a wide range of innovations that are used in wireless products and networks, from the earliest digital cellular systems to 5G and today's most advanced Wi-Fi technologies. We are also a leader in video processing and video encoding/decoding technology used in video-enabled products and services. Our AI research effort is focused on the intersection of AI with both wireless and video technologies.

InterDigital is one of the largest pure research and development and licensing companies in the world, with one of the most significant patent portfolios of fundamental wireless and video technologies. As of December 31, 2025, InterDigital's wholly owned subsidiaries held a portfolio of more than 38,000 patents and patent applications related to wireless communications, video coding, display technology, and other areas relevant to communications and entertainment products and services. Our portfolio includes numerous patents and patent applications that we believe are or may be essential to existing standards, or may become essential to future standards, established by many Standards Development Organizations ("SDOs"). We have contributed technology to wireless standards including the 3G, 4G, 5G, and the development of 6G cellular standards and the IEEE 802.11 suite of standards. We have contributed technology to video standards including standards established by ISO/IEC Moving Picture Expert Group (MPEG), the ITU-T Video Coding Expert Group (VCEG), the Joint Collaborative Team on Video Coding (JCT-VC) and the Joint Video Expert Team (JVET), among others. We also develop technologies and associated patents enabling high dynamic range (HDR) production, distribution and display solutions.

Our wireless portfolio has largely been built through internal investment in a world-class research team, supplemented by joint development projects with other companies, and select acquisitions of patents and companies. Our video technology portfolio combines patents and applications that InterDigital obtained through the acquisitions of the research and innovation unit and patent licensing business of visual technology industry leader Technicolor SA (the "Technicolor Patent Acquisition") and patents and applications created by internal development. Our patented inventions have been implemented in a wide variety of products, including smartphones, tablets, base stations, televisions, laptops, gaming consoles, set-top boxes, streaming devices, connected automobiles, and other consumer electronics and IoT products. Our patented inventions have also been implemented in a wide variety of services, such as video streaming, user generated content sharing, video conferencing, video gaming, and other cloud-based services. We believe our patented innovations are also used in the training of video based generative AI models as well as in the distribution and storage of the content generated by such models.

InterDigital derives revenue primarily from licensing our patented innovations. In 2025 and 2024, our total revenue was $834.0 million and $868.5 million, respectively. Additional information about our revenue, profits, and assets, as well as additional financial data, is provided in the Consolidated Financial Statements and accompanying Notes in Part II, Item 8, of this Form 10-K.

Our Strategy

Our strategy is to continue to be a leading innovator, designer and developer of fundamental, horizontal technologies and to receive fair compensation for this research by licensing our technology to the companies that benefit from including our patented innovations in their products and services.

To execute our strategy, we intend to:

- ***Continue to invest in advanced research to grow and enhance our patent portfolio.*** We intend to grow and enhance our worldwide patent portfolio in advanced wireless technology, video coding, AI, and other related technology areas by growing our investment in our industry-leading research and development organization, actively participating in SDOs and other industry consortia, and partnering with leading inventors and industry players to source and develop new technologies. We intend to protect our investment in this innovation by seeking patent coverage in countries around the world for the technologies we develop.

- ***Maintain a collaborative relationship with key industry players and worldwide standards bodies.*** We intend to continue contributing to the ongoing process of defining wireless, video and other standards and other industry-wide efforts and incorporating our inventions into those technology areas. Those efforts, and the knowledge gained through them, provide direction for internal development efforts and help guide technology and intellectual property sourcing through partners and other external sources.

- ***Grow our patent-based revenue.*** We intend to grow our licensing revenue base by adding licensees in the existing product markets that we serve, expanding our licensing activities into video streaming and other cloud-based services and expanding into new product markets. These licensing efforts may be direct or executed in conjunction with licensing partnerships and other efforts, and may require the enforcement and defense of our intellectual property through litigation and other means.

- ***Pursue strategic research partnerships with other technology companies.*** We have in the past and we expect to continue to pursue partnerships to jointly develop technology with other companies in our industries. In addition, as part of our ongoing research and development efforts, InterDigital may develop proprietary solutions that may be most valuable when incorporated into commercial products or services offered by others. As an example, we believe that our advanced capabilities in visual technologies will continue to result in developing solutions that can be implemented in adjacent industries, such as content production, gaming, and other areas. We will seek to bring such technologies, as well as other technologies we may develop or acquire, to market through various methods including technology licensing, joint ventures and partnerships.

- ***Attract, cultivate, and retain top talent to build and grow our business.*** Our business success is dependent on our ability to attract, grow, and retain top talent, such as specialized engineering and other technical talent; patent portfolio creation and enhancement experts, IP licensing and enforcement talent and other business and operational talent.

Technology Research and Development

InterDigital R&I

InterDigital operates a diversified research and development operation, InterDigital Research & Innovation ("InterDigital R&I").

As an early and ongoing participant in the digital wireless market, InterDigital has developed pioneering solutions for cellular and Wi-Fi technologies that enable wireless transmission of voice, data and multimedia content in use today. That early involvement and our continued development of advanced digital wireless technologies have enabled us to create our significant worldwide portfolio of patents. InterDigital is also a leader in key video technologies, including 2D video coding and emerging technologies such as immersive video and AI-based video coding. Our current research efforts are focused on a variety of areas related to future technology and devices, including cellular wireless and Wi-Fi technologies, advanced video coding and transmission, and AI. The InterDigital R&I team's technical expertise is recognized by the worldwide wireless and video standards bodies where our delegates hold key leadership positions.

Our capabilities in the development of advanced technologies are based on the efforts of a highly specialized engineering team, leveraging leading-edge equipment and software platforms. In 2025 and 2024, our research and portfolio development costs were $211.4 million and $196.9 million, respectively, and the largest portion of this expense has been personnel costs.

Wireless Technology

We have a long history of developing cellular technologies that include physical layer design covering CDMA, TDMA, OFDM/OFDMA, and MIMO, radio interface protocols, as well as system architecture and services supporting cellular networks. Many of our inventions are being used in all 2G, 3G, 4G, and 5G wireless networks and mobile terminal devices. We continue to be engaged in development efforts to build and enhance our 3rd

Generation Partnership Project ("3GPP") technology portfolio in the current and future generations including 5G Advanced and 6G. We are one of a handful of companies bringing wireless, video and AI technologies together to meet IMT 2030 requirements for 6G. The horizontal technologies we develop are essential to support a variety of use cases across several vertical market segments that use connected devices such as mobile phones, automobiles and autonomous vehicles, wearables, smart factories and smart homes, robots, drones and many other connected consumer electronic products including tablets and PCs. We are developing evolutionary and revolutionary solutions that enable connectivity in both licensed and unlicensed spectrum, terrestrial and non-terrestrial networks to provide ubiquitous coverage, across a large range of frequencies up to the terahertz (THz) bands.

Segments outside of 3GPP primarily fall within the scope of the IEEE 802.11 for Wi-Fi devices and IETF standards for Internet protocols. Our IEEE 802.11 standards-based inventions are used in devices that are certified for Wi-Fi 4/5/6/7 and provide improvements in spectral efficiency, higher throughput, reduced latency, energy efficiency, and many other features. We are developing new technologies towards Wi-Fi 8 by continuing novel innovations and participation in IEEE 802.11 standards and Wi-Fi Alliance forums.

Advanced Video Coding and Transmission Technology

An important and growing segment of wireless traffic is devoted to video streaming. We have a rich history in developing advanced technologies that address the challenges of video products and services. Specifically, in the area of video research, we have a long history of research and innovation in technologies that provide the basis for nearly all of the modern video codecs. We have been actively engaged in video codec standards development work in the ISO/IEC Moving Picture Expert Group (MPEG), the ITU-T Video Coding Expert Group (VCEG), the Joint Collaborative Team on Video Coding (JCT-VC) and the Joint Video Expert Team (JVET). Those efforts have focused on H.264/Advanced Video Coding, H.265/High Efficiency Video Coding ("HEVC") versions 1 to 4, as well as development of the H.266/VVC and the MPEG Immersive (MPEG-I) standards suite. InterDigital R&I is now conducting research in groundbreaking technologies preparing for the next generation of video codecs beyond VVC using both traditional and AI-based techniques. The recent acquisition of the Deep Render team has enhanced our ability to develop novel end-to-end AI-based codecs. Even codecs, such as AV1/VP9, developed by non-standard groups, use fundamental techniques we have been instrumental in developing. In addition to the video codec, we have pioneered technologies that enhance video quality in other ways. An example is the technology enabling production, distribution and display of high dynamic range (HDR) video that leverages AI to maximize the quality of video delivered to consumers. We are also investigating new media coding such as point cloud compression, haptics, or avatars using both traditional and AI-based techniques that will form the basis of future immersive video experiences. The technologies we have developed in video compression and in high quality media delivery form the foundation of streaming and many other cloud services and enable consumers to enjoy them on their favorite devices.

Artificial Intelligence/Machine Learning (AI/ML)

InterDigital is using AI to drive both wireless and video standards towards the future, leveraging AI as a valuable tool to drive efficiency and new capabilities in wireless networks and in video compression and delivery systems. We are researching a variety of aspects of AI that can be applied to complex problems in video and wireless technologies. Those areas of research include: energy-efficient deep learning aimed at reducing the energy-intensive rollout of AI; design of novel video codecs based on deep learning techniques and optimized for different use cases (e.g., for machine consumption); and the integration of AI into current and next generation 3GPP wireless systems. InterDigital is also actively investing in leveraging AI as technology, using existing large language model (LLM) based solutions to help us improve our research outcomes, streamline our internal workflows, and to further enhance our IP portfolio.

Patent Portfolio

As of December 31, 2025, our patent portfolio consisted of more than 38,000 patents and patent applications worldwide. The patents and applications comprising our portfolio relate predominantly to cellular wireless standards, including 4G and 5G technologies, other wireless standards, including 802.11 (Wi-Fi) technology, and a variety of video technologies and standards, such as HEVC and VVC. Our issued patents expire at differing times ranging from 2026 through 2045. We generally receive newly-issued patents on a weekly basis, which further extend the coverage of newly developed technologies and expiration dates of our patents.

Our Revenue Sources

Device-based Licensing Revenue

Companies making, importing, using or selling products compliant with the standards covered by our patent portfolio, including all manufacturers of smartphones, tablets and other devices, and many consumer electronics products, such as televisions, personal computers and other devices, require a license under our patents. We have successfully entered into patent license agreements with many of the leading mobile communications and consumer electronics companies globally, including Apple Inc. ("Apple"), Google LLC ("Google"), Honor Device Co., Ltd. ("Honor"), Lenovo Group Limited ("Lenovo"), LG Electronics, Inc. ("LG"), Guangdong OPPO Mobile Telecommunications Corp., Ltd. ("OPPO"), Samsung Electronics Co., Ltd. ("Samsung"), vivo Mobile Communication Co., Ltd ("vivo"), and Xiaomi Corporation ("Xiaomi"), among others.

Service-based Licensing Revenue Opportunities

We also believe that companies providing video streaming and certain other cloud services require a license under our patents, and we seek to license our relevant assets to such companies. We launched our Video Services licensing program with an initial focus on the subscription-based video on demand ("SVOD") and advertisement-based video on demand ("AVOD") markets. Companies participating in these markets make, import, use or sell services making use of a number of video codecs and other technologies covered by our patent portfolio. In 2025, we initiated patent infringement actions involving major streaming ecosystem participants, including Disney and Amazon, relating to certain video technologies. During 2025, in our matter with Disney, we were awarded injunctions against Disney video streaming services by courts in Brazil and Germany. These matters are more fully discussed in Note 12, "Litigation and Legal Proceedings," to the Notes to Consolidated Financial Statements included below in Part II, Item 8 of this Form 10-K.

Overview of Patent Licenses

The majority of our revenue is generated from fixed-fee patent license agreements, with a smaller portion coming from variable royalty agreements. Our revenue could also come from hybrid agreements, which have both a fixed-fee and variable component if certain unit caps are exceeded. Upon entering into a new patent license agreement, consideration should be paid for sales made prior to the period in which the agreement was executed, to the extent those past sales were previously unlicensed (i.e., catch-up revenue), in addition to royalties or license fees on licensed products and services sold during the term of the agreement. We expect that, for the most part, new license agreements will follow this model. Almost all of our patent license agreements provide for the payment of royalties based on sales of licensed products and services (convenience-based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement-based licenses).

Our variable and hybrid royalty license agreements typically contain provisions that give us the right to audit our licensees' books and records to ensure compliance with the licensees' reporting and payment obligations under those agreements. From time to time, these audits reveal underreporting or underpayments under the applicable agreements. In such cases, we seek payment for the amount owed and enter into negotiations with the licensee to resolve the discrepancy.

For a discussion of our revenue recognition policies with respect to patent license agreements, see "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Critical Accounting Policies and Estimates—Revenue Recognition—Patent License Agreements*."

Licensing Through Platforms

We are part of a joint licensing program with Sony relating to digital televisions ("DTVs") and standalone computer display monitors ("CDMs") (such program, the "Madison Arrangement"), and act as exclusive licensing agent. Under the Madison Arrangement, InterDigital and Sony combine portions of their respective DTV and CDM patent portfolios and have created a combined licensing opportunity for DTV and CDM manufacturers. As licensing agent for the Madison Arrangement, we are responsible for making decisions regarding the prosecution and maintenance of the combined patent portfolio and the licensing and enforcement of the combined patent portfolio in the field of use of DTVs and CDMs. Refer to Note 10, "*Obligations*," within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for further information about the Madison Arrangement.

In 2016, InterDigital joined Avanci, the industry's first marketplace for the licensing of cellular standards-essential technology for the IoT. The licensing platform brings together many of InterDigital's peers in standards-essential technology leadership, and makes 2G, 3G, 4G, and 5G standards-essential patents available to IoT players in specific product segments with one flat-rate license. The Avanci licensing programs in specific product segments for the IoT industry will provide access to the entire applicable standards-essential cellular patent portfolios held by all of the platform participants, as well as any additions to their portfolios during the term of the license. Since December 2017, Avanci has primarily focused on the automotive market, and has signed patent license agreements with BMW Group, Audi, Ford, Toyota, BYD, and Volvo Cars, among others, collectively representing over 80% of annual connected car shipments. Through Avanci, InterDigital's cellular standard essential patents are also made available to certain other product verticals in the IoT area, such as smart meters and vehicle aftermarket products.

Overview of Smartphone, Consumer Electronics, IoT, and Video Services Industries

The primary markets for our wireless and video technologies are the smartphone, consumer electronics, IoT/Automotive, and video services markets. The smartphone market, with an estimated 1.2 billion units shipped worldwide in 2025, is driven by several large, global brands. We now have eight of the ten largest smartphone vendors based on shipments and approximately 85% of the entire global smartphone market under license. The smartphone market once again grew in 2025 after several stagnant years due to the continued global uptake of 5G smartphones as well as the migration from feature phones to smartphones in emerging regions. Continued growth beyond 2025 is anticipated due in part to the introduction of new technologies and form factors.

In addition to smartphones, there is a large universe of other consumer electronic devices and ecosystems, with a mix of mature and emerging, as well as consolidated and fragmented, device segments. After smartphones, televisions represent one of the largest markets with more than 200 million units shipped globally. Other key consumer electronics device categories include tablets and personal computers, set-top-boxes and streaming media players, gaming consoles, wearables and smart home products. As of December 31, 2025, we have approximately 60% of the tablets and personal computers market and 35% of the television market under license and we are pursuing licenses with the remaining market to drive revenue growth in this area.

IoT/Automotive is an important and relatively new market that is expected to result in a significant increase in the number of connected devices worldwide and unlock new business capabilities. Total global cellular IoT device shipments are expected to grow from approximately 550 million in 2025 to approximately 800 million by 2029. Automobiles represent a significant opportunity within the IoT market, with approximately 65 million connected passenger vehicles shipped in 2025, which is expected to grow significantly in the future.

Video Services, a rapidly growing market, encompass a wide range of consumer video entertainment platforms, including SVOD, AVOD, Virtual Multichannel Video Programming Distributor ("vMVPD"), Free Ad-Supported Streaming TV ("FAST"), and social media platforms. Collectively, the Video Services market is expected to grow from approximately $475 billion of annual revenue in 2025 to approximately $675 billion of annual revenue by 2029.

Overview of Standardization

To achieve economies of scale and support interoperability among different participants, many wireless and consumer electronics products have been designed to operate in accordance with certain industry standards and common technical specifications. Wireless industry standards, for example, are formal requirements and guidelines for engineers, designers, manufacturers and service providers that regulate and define the use of the radio frequency spectrum in conjunction with providing detailed specifications for wireless communications products. The consumer electronics industry also implements many of the same standards, including standards related to Wi-Fi and increasingly, cellular technologies, as well as a broad range of video coding standards and technical specifications that enable the efficient rendering of video content. Technology related to these video coding standards also enable the media content and video streaming industries. New standards and specifications are typically adopted with each new generation of products and services, are often compatible with previous generations and are defined to ensure equipment interoperability and regulatory compliance.

SDOs, which facilitate and govern the development of standards, typically ask participating companies to declare formally whether they believe they hold patents or patent applications essential or potentially essential to a particular standard and whether they are willing to license those patents on either a royalty-bearing basis on fair, reasonable and nondiscriminatory terms or on a royalty-free basis. To manufacture, have made, sell, offer to sell or use such products on a non-infringing basis, a manufacturer or other entity doing so needs to obtain a license from the holder of essential patent rights. The SDOs neither have enforcement authority against entities that fail to obtain required licenses, nor do they have the ability to protect the intellectual property rights of holders of essential patents.

InterDigital often publicly characterizes aspects of its business, including license agreements and development projects, as pertaining to industry standardized technologies such as, for example, 3G, 4G, 5G, Wi-Fi, HEVC, and VVC. In doing this, we generally rely on the positions of the applicable SDOs in defining the relevant standards. However, the definitions may evolve or change over time, including after we have characterized certain transactions.

Business Activities

2025 Patent Licensing Activity

During 2025, we entered into eight patent license agreements as discussed below.

Direct Licenses

In 2025, we signed new multi-year, worldwide, non-exclusive, royalty-bearing license agreements with two major Chinese smartphone vendors, vivo and Honor. As a result, we now have eight of the ten largest smartphone vendors based on shipments and approximately 85% of the entire global smartphone market under license.

In April 2025, we signed a new multi-year license agreement with HP Inc. The agreement licenses HP personal computers to InterDigital's Wi-Fi and video decoding technologies.

Additionally, we entered into device licenses covering our technologies with a significant social media company, along with Eaton, Seiko Solutions Inc., Sharp, and Teltronic.

Samsung Arbitration

In 2022, we agreed to renew our patent license agreement with Samsung and enter into binding arbitration to determine the final terms of the license. In 2023, we began recognizing revenue for Samsung at a conservative level consistent with the revenue we recognized from our patent license agreement that expired on December 31, 2022.

On July 28, 2025, a panel of International Chamber of Commerce arbitrators determined the royalties of the patent license agreement covering Samsung's products, other than digital televisions and computer display monitors which have been licensed under a separate agreement. The arbitration panel set the total royalties at $1.05 billion for the eight-year patent license, which commenced on January 1, 2023 and runs through December 31, 2030. Under this agreement, we now recognize approximately $131 million of recurring revenue per year, a 67% increase from the previous license agreement. In 2025, the agreement contributed $118 million of catch-up revenue due to a true-up of the $78 million per year we had been recognizing based on the level of our prior agreement from January 1, 2023 to June 30, 2025.

Customers Generating Revenue Exceeding 10% of Total 2025 Revenue

A small number of customers historically have accounted for a significant portion of our consolidated revenue. In fiscal 2025, revenue (in descending order) from Samsung, Apple, and vivo each comprised 10% or more of our consolidated revenue. Additional information regarding revenue concentrations is provided in this Annual Report in Note 4, "*Segment and Concentration Information*" in the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Form 10-K.

As discussed above in *2025 Patent Licensing Activity*, the arbitration panel of International Chamber of Commerce set the total royalties for our Samsung patent license at $1.05 billion for the eight-year patent license, which commenced on January 1, 2023 and runs through December 31, 2030. This agreement covers Samsung's products other than digital televisions and computer display monitors.

We also recognized revenue from the patent license agreement signed in 2024 with Samsung (the "Samsung TV agreement"). The Samsung TV agreement licenses Samsung's digital TVs and computer display monitors under InterDigital's joint licensing program with Sony and includes licenses to key technologies including ATSC 3.0, as well as licenses under InterDigital's patents including HEVC, VVC and Wi-Fi. This agreement expired as of December 31, 2025. We are actively working to renew this agreement on terms consistent with the licensees' respective market positions and utilization of our technology.

In 2022, we renewed a multi-year, royalty-bearing, worldwide, and non-exclusive patent license agreement with Apple (the "Apple PLA"). The agreement sets forth terms covering Apple's business, including its sale of 3G, 4G, and 5G cellular and wireless-enabled products. The term of the Apple PLA extends through September 30, 2029.

In 2025, we signed a new multi-year, worldwide, non-exclusive, royalty-bearing license agreement with vivo, a major Chinese smartphone vendor. The term of the vivo patent license agreement runs through June 30, 2028.

Patent Infringement and Declaratory Judgment Proceedings

From time to time, if we believe a party is required to license our patents in order to manufacture, use and/or sell certain products and such party refuses to do so, we may in certain circumstances, institute legal action against them. Enforcing our intellectual property through legal action is an important alternative to bilateral negotiations with respect to licensees who engage in the pernicious practice of "holdout". In recent years, courts in various jurisdictions have addressed "holdout" behavior, recognizing that fair, reasonable and non-discriminatory ("FRAND") obligations are bilateral and failure of implementers to act in a FRAND manner can result in certain penalties. We welcome this development as it incentivizes potential licensees to negotiate in a timely and reasonable fashion as well as providing a necessary balance to FRAND negotiations. If a party is willing to take a license but we cannot agree with the party on a fair price, we may, in certain circumstances agree with such party to have royalties or other terms set by third party adjudicators (such as arbitrators).

Enforcement of our patent portfolio has typically taken the form of a patent infringement lawsuit or an administrative proceeding, such as a Section 337 proceeding before the U.S. International Trade Commission ("USITC" or the "Commission"). In a patent infringement lawsuit, we would typically seek damages for past infringement, an injunction against future infringement, declaratory judgment and/or other relief. In a USITC proceeding, we would seek an exclusion order to bar infringing goods from entry into the United States, as well as a cease and desist order to bar further sales of infringing goods that have already been imported into the United States. Parties may bring administrative and/or judicial challenges to the validity, enforceability, essentiality and/or applicability of our patents to their products or seek to petition a court to establish a rate and/or terms for a license to our patents. Parties may also allege that our efforts to enter into a license with that party do not comply with any obligations we may have in connection with our participation in standards-setting organizations, and therefore that we are not entitled to the relief that we seek. For example, a party may allege that we have not complied with an obligation to offer (or be prepared to offer) a license to that party for patents that are or may become standards-essential patents ("SEPs") on FRAND terms and conditions, and may also file antitrust claims or regulatory complaints on that or other bases, and may seek damages or other relief based on such claims. In addition, a party might file a declaratory judgment action to seek a court's declaration that our patents are invalid, unenforceable, not infringed by the other party's products or are not SEPs, or that certain of our patents are subject to FRAND obligations. Our response to such a declaratory judgment action may include claims of infringement. When we include claims of infringement in a patent infringement lawsuit, a favorable ruling for the Company can result in the payment of monetary damages for past manufacture, use and/or sale of the patented invention, the setting of terms and conditions for a license, issuance by the court of an injunction enjoining the infringer from manufacturing, using and/or selling infringing products and/or a declaration of FRAND compliance.

Contractual Arbitration Proceedings

We and our licensees, in the normal course of business, may have disagreements as to the rights and obligations of the parties under applicable agreements. For example, we could have a disagreement with a licensee as to the amount of reported sales and royalties. Our patent license agreements typically provide private confidential arbitration as the mechanism for resolving disputes with our licensees. In arbitration, licensees may seek to assert various claims, defenses, or counterclaims, such as claims based on waiver, promissory estoppel, breach of contract, fraudulent inducement to contract, antitrust, and unfair competition. Arbitration proceedings can be resolved through an award rendered by the arbitrators or by settlement between the parties. Parties to arbitration might have the right to have the award reviewed in a court of competent jurisdiction; however, based on public policy favoring the use of arbitration, it is generally difficult to have arbitration awards vacated or modified. The party securing an arbitration award may seek to have that award confirmed as a judgment through an enforcement proceeding. The purpose of such a proceeding is to secure a judgment that can be used for, if need be, seizing assets of the other party.

In addition, arbitration may be a particularly effective means for resolving disputes with prospective licensees concerning the appropriate FRAND terms and conditions for license agreements that include SEPs, particularly where negotiations have otherwise reached an impasse. Binding arbitration to resolve the terms and conditions of a worldwide FRAND license to our patent portfolio is an efficient and cost-effective mechanism, as it allows the parties to avoid piecemeal litigation in multiple jurisdictions and ensures that an enforceable patent license agreement that is consistent with FRAND commitments will be in place at the end of the arbitration process.

Competition

With respect to our technology development activities and resulting commercialization efforts, we face competition from companies, including other wireless and video technology companies, consumer electronics device companies, semiconductor companies, wireless operators, video streaming and cloud service companies, and other technology providers, developing other and similar technologies that are competitive with our technologies that we may market or set forth into the standards-setting arena.

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for patent licensing relationships or sale transactions. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any device, piece of equipment, or service that contains intellectual property, the manufacturer or implementer may need to obtain licenses from multiple holders of intellectual property. In licensing our patent portfolio, we compete with other patent holders for a share of the royalties that certain licensees may argue to be the total royalty that is supported by certain products or services, which they may argue face practical limitations. We believe that licenses under a number of our patents are required to manufacture and sell wireless products, as well as other consumer electronics devices, and to implement certain technology services. However, numerous companies also claim that they hold patents that are or may be essential or may become essential to standards-based technology deployed on wireless products, other consumer electronics devices and services. To the extent that multiple parties all seek royalties on the same product or service, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder. In the past, certain manufacturers have sought antitrust exemptions to act collectively on a voluntary basis. In addition, certain manufacturers have sought to limit aggregate licensing fees or rates for SEPs.

Sustainability

We believe our innovation provides the framework for a future increasingly shaped by the profound convergence of wireless, video, and AI technologies. As these technologies become more ubiquitous and deliver immense benefits across the global ecosystem, we believe it is important that the future we are enabling continues to be anchored by a core set of values, ethics, and principles. Our heritage of innovation has produced technologies that fundamentally improve efficiency and power consumption across billions of devices, network infrastructure, and delivered services. Our sustainability principles continue this legacy and shape our pursuit of a more sustainable, representative, diverse, and equitable world.

Our Nominating and Corporate Governance Committee has primary oversight over environmental, social and other sustainability matters, which it exercises in conjunction with the committees of the Board. In addition, our Chief Financial Officer oversees a committee of senior executives that steers the process of setting strategies, policies and goals related to economic, environmental and social topics. We are committed to sustainable business principles, to thinking long-term, and to making strategic decisions that adhere to our mission and values. We strive to focus and make progress on initiatives that matter most to our business, our employees, communities, and external stakeholders.

We are committed to driving positive progress towards reducing the environmental footprint that the deployment of 5G, wireless networks, and other video technologies will bring. While our business activities do not entail the same concerns related to manufacturing or raw materials sourcing and disposal, our corporate sustainability strategy addresses the following:

- investing in best practices to track and reduce our carbon footprint, including environmental considerations, and reporting related to data center needs;

- investigating and reducing unnecessary energy consumption; and

- continuing to manage our environmental footprint with our office improvements

As a pure research business, we consider our carbon impact through our "handprint" and the ways our innovation and contributions to global standards empower energy efficiencies and sustainable outcomes. Our research not only offers significant advances in the operational performance of various systems, but also reduced environmental impact through efficiency improvements, reduced power consumption, and by altering the way that products are used, serviced, or maintained worldwide.

InterDigital ranks among the industry leaders for highest patent quality for 5G and video codec patents. 5G and video codec technology is designed to efficiently use energy throughout its ecosystem and will play a significant role in promoting and attaining sustainability goals. We published white papers exploring the state of video and media sustainability, highlighting the strategies that leading enterprises are leveraging to meet short- and long-term sustainability objectives. The video industry accounts for over 80% of all internet data, and InterDigital's sustainable video innovation tackles the energy intensive nature of video streaming and display technologies. Roughly 67% of video-related energy consumption is attributed to TV devices, and InterDigital's award-winning Pixel Value Reduction (PVR) solution optimizes the brightness of pixels on a device display to reduce energy consumption without compromising the perceived video quality. By applying AI expertise to InterDigital's Deep PVR, our solution can achieve an up to 15% reduction in a display's power consumption. The resulting energy savings per device becomes exponentially significant if applied across billions of displays worldwide.

The foregoing discussion includes information regarding sustainability matters that we believe may be of interest to our shareholders generally. We recognize that certain other stakeholders (such as customers, employees and non-governmental organizations), as well as certain of our shareholders, may be interested in more detailed information on these topics. We encourage you to review our most recent Corporate Sustainability Report (located on our website) for more detailed information regarding our Corporate Sustainability governance, goals, priorities, accomplishments and initiatives, as well as the Corporate Governance section of our most recent Proxy Statement, and our Corporate Governance Principles and Practices (located on our website), for additional information regarding governance matters, including Board and Committee leadership, oversight, roles and responsibilities, and Director independence, tenure, refreshment and diversity.

Human Capital

We are committed to making InterDigital an exceptional place to work, fostering a workplace where all employees feel valued, respected, included, and challenged. We aim to create an environment that attracts, engages, and retains a talented workforce that drives the company's growth and long-term sustained success. Our Human Capital Committee is responsible for overseeing our policies and strategies related to culture and human capital.

As of December 31, 2025, our global workforce included approximately 460 employees, with approximately 240 employees based outside the United States; nearly all were full-time. Our employees in France are represented by works councils and are subject to collective bargaining agreements. None of our employees based in the United States or Canada are unionized or subject to collective bargaining agreements. Management believes that its relationships with our employees and works councils are strong and productive.

To attract and retain the specialized talent required to compete in our markets, we focus on the following human capital priorities:

- **Health, Safety & Well-Being.** We support employee well-being through a flexible work model, holistic benefits, and wellness-oriented policies. We provide a minimum of twelve weeks of paid parental leave globally and offer paid time off for employee volunteerism through our "Charity Day" program.

- **Compensation & Benefits.** Our compensation programs are designed to be market competitive and to reward individual contributions aligned with our strategy. Total rewards plans generally include base salary, short- and long-term incentives, healthcare benefits, retirement savings plans, well-being programs, and hybrid work arrangements, and both monetary and social recognition across our global locations. We routinely review our programs to support talent attraction and retention.

- **Talent and Culture.** Our Talent philosophy focuses on cultivating a culture of high performance, career development, and employee engagement, empowering our workforce to reach its full potential. We invest in employee development and engagement through our talent practices, leadership development resources, and performance management processes. In 2025, we refreshed our company values based on employee feedback to align with our evolving culture. We continue to enhance our talent assessment processes, including performance reviews, succession planning for key and senior roles, and employee feedback mechanisms. We believe our culture and competitive total rewards support strong employee retention.

- **Inclusive Global Workforce.** Our work in advancing wireless, video, and AI technologies requires a highly educated, skilled, and specialized workforce, and we believe an inclusive environment supports collaboration and innovation. We are a company of world-class inventors, representing more than 60 countries, that strive to foster a diverse and stimulating environment where creative, intelligent, and ambitious people can develop and grow.

The foregoing discussion is intended to address human capital matters of interest to shareholders generally. Stakeholders seeking additional detail are encouraged to review the "Human Capital" section of our most recent Corporate Sustainability Report available on our website, which includes our most recent Consolidated EEO-1 reports.

Geographic Concentrations

See Note 4, "*Segment and Concentration Information*," in the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Form 10-K for financial information about geographic areas for the last three years.

Corporate Information

The ultimate predecessor company of InterDigital, Inc. was incorporated in 1972 under the laws of the Commonwealth of Pennsylvania and conducted its initial public offering in November 1981. Our headquarters are located in Wilmington, Delaware. Our research and development activities are conducted primarily in facilities located in Conshohocken, Pennsylvania; New York, New York; Los Altos, California; Montreal, Quebec, Canada; London, United Kingdom; and Rennes, France. We are also a party to leases for several smaller research and/or office spaces, including in Melville, New York; Indianapolis, Indiana; Brussels, Belgium; Espoo, Finland; Paris, France, Ottawa, Canada; and Beijing, China. In addition, we own an administrative office space in Washington, District of Columbia.

Our Internet address is *www.interdigital.com,* where, in the "Investors" section*,* we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, certain other reports and filings required to be filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all amendments to those reports or filings as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission at www.sec.gov. None of the information contained on our website or any other website referenced herein, including any reports or documents contained therein and referenced in this Annual Report, shall be deemed incorporated by reference into this Annual Report.

Item 1A. _RISK FACTORS._

We face a variety of risks that may affect our business, financial condition, operating results, the trading price of our common stock, or any combination thereof. You should carefully consider the following information and the other information in this Form 10-K in evaluating our business and prospects and before making an investment decision with respect to our common stock. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties we describe below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Business

Our plans to expand our revenue opportunities may not be successful.

As part of our business strategy, we regularly seek to expand our revenue opportunities both organically and inorganically. In particular, we have expanded our licensing activities beyond device-based licensing revenue to certain video and cloud-based service providers. The market for licensing video and cloud-based services is not as developed as device-based licensing programs. As a result, video and cloud-based service providers do not have a significant volume of comparable agreements against which to compare our offers and may use this as a reason to delay our negotiations with such providers. Additionally, our pricing models may not reflect the value of our technologies in the eyes of our customers. Because we have not yet entered into our first video services license, the revenue we expect to realize from this program is uncertain and inherently subject to risk. And, because the services licensing market is less developed, holdout behavior may be more likely than in device licensing. Service providers may also opt to use alternative technologies for which we have little or no patent coverage. Accordingly, we may not be able to enter into license agreements with these providers on terms that are favorable to us, or at all. Services revenue is a key component of our future growth, and if we are unable to successfully execute a services licensing program and monetize our video patents in respect of video services as we currently intend, we will not reach our revenue and other financial targets, and our business, financial condition and prospects could be harmed.

Challenges relating to our ability to enter into new license agreements and renew existing license agreements could cause our revenue and cash flow to decline.

We face challenges in entering into new patent license agreements. Most implementers of our technology do not voluntarily seek to enter into license agreements with us before they commence manufacturing and/or selling devices that use our patented inventions. The process of identifying users of our inventions and negotiating license agreements with reluctant prospective licensees requires significant time, effort and expense. Some infringers may act in bad faith, by attempting to hold out on taking a license altogether or behaving opportunistically in license negotiations. Even good faith negotiations are often very long and complex, involving significant company time and resources. Given these challenges, we cannot ensure that we will be able to enter into patent license agreements either at all or on terms acceptable to us. Additionally, given the large number of implementers using our patented inventions, we may not be able to identify all potential licensees. Once identified, it is not feasible for us to seek licenses from all users of our patented technologies, so we have to make strategic decisions with respect to which companies we should approach for license negotiations. In particular, the CE/IoT market is much more fragmented than our traditional smartphone core. Uncertainty related to entry into new license agreements impacts our forecasts and ultimately, revenue, cash flow and business.

We also face challenges in renewing our existing license agreements. Although we endeavor to renew license agreements prior to their expiration, due to various factors, including the technology and business needs and competitive positions of our licensees and, at times, reluctance on the part of our licensees to participate in renewal discussions, we may not be able to renegotiate the license agreements on acceptable terms before the expiration of the license agreement, or at all. Delays in renegotiating and renewing a license agreement prior to its expiration, cause gaps in time during which we may be unable to recognize revenue from that licensee. We may also be forced to renegotiate and renew the license agreement on terms that are more favorable to such licensee. If we fail to renegotiate and renew our license agreements prior to their expiration, at all or on terms that are favorable to us, our forecasts, revenue and cash flow could be materially adversely affected.

Royalties or other terms under our patent license agreements could be subject to determination through arbitration or other third-party adjudications or regulatory or court proceedings, and arbitrators, judges or other third-party adjudicators or regulators could make unfavorable determinations.

Historically, we strive for the terms of our patent license agreements, including royalties, to be reached through arms-length bilateral negotiations with our licensees. We could agree, as we did with Samsung and Lenovo pursuant to binding arbitration agreements, to have royalties and any other disputed terms set by third party adjudicators (such as arbitrators). We have no guarantee that the royalties or other terms set by arbitrators, courts or other third parties will be favorable to us. It is possible that courts or regulators could decide to set or otherwise determine the FRAND consistency of such terms or the manner in which such terms are determined, including by determining a worldwide royalty for our portfolio. Changes to or clarifications of our obligations to be prepared to offer licenses to SEPs on FRAND terms and conditions could require such terms, including our royalties, to be determined through third party adjudications. Finally, we and certain of our current and prospective licensees have initiated, and we and others could in the future initiate, legal proceedings or regulatory proceedings requesting third party adjudicators or regulators to set FRAND terms and conditions for a worldwide license to our SEPs or our entire portfolio, or to determine the FRAND-consistency of current terms and conditions in our patent license agreements. Chinese courts have affirmed their position that in certain SEP licensing disputes, Chinese courts can set worldwide royalties, and in December 2023, one such court issued such a decision setting a worldwide royalty for Nokia's cellular patents. We have faced similar proceedings with OPPO in China to determine a worldwide royalty for certain of our SEPs as well as royalty-setting proceedings in the UK initiated by Amazon and Tesla. If any court or arbitration tribunal decision sets a worldwide royalty rate that is unfavorable to us, our standard essential patent portfolio could be significantly devalued as it relates to the FRAND royalty an implementer should pay, which could in turn negatively impact pricing with other licensees.

To the extent that our patent royalties for our patent license agreements are determined through arbitration or other third party adjudications or regulatory or court proceedings rather than through bilateral negotiations, because such proceedings are inherently unpredictable and uncertain and there are currently few precedents for such determinations, it is possible that royalties may be lower than our accounting estimates and/or comparable licenses. This could also have a negative impact on royalties we are able to obtain from future licensees, which may have an adverse effect on our revenue and cash flow and render us unable to meet our revenue and other financial targets. Prospective customers may delay, and in some cases have delayed, negotiations on the basis of an adverse decision. In addition, to the extent that other terms and conditions for our patent license agreements are determined through such means, such terms and conditions could be less favorable than our historical terms and conditions, which could have an adverse effect on our licensing business more broadly.

We could continue to be involved in a number of costly litigation, arbitration and administrative proceedings to enforce or defend our intellectual property rights and to defend our licensing practices.

Although we always seek to enter into licenses through bilateral negotiations, sometimes licensees are unwilling and litigation is necessary. This may be even more true with respect to video services licensing than device licensing, because the licensing market is less developed. While some companies seek licenses before they commence manufacturing and/or selling devices or services that use our patented inventions, the vast majority do not. Consequently, we approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying users and potential users of our inventions and negotiating license agreements with companies that may be reluctant to take licenses. If a third party implementer is unwilling to take a license on reasonable terms or in a reasonable time frame, or at all, we have in the past commenced, and may in the future commence, legal or administrative actions against such third parties to enforce our intellectual property rights. In turn, we have faced, and expect to continue to face, counterclaims and other legal proceedings that challenge the essential nature of our patents, or that claim that our patents are invalid, unenforceable or not infringed. Litigation adversaries have and may continue to allege that we have not complied with certain commitments to standards-setting organizations and therefore that we are not entitled to the relief that we seek. Parties have also filed, and may in the future file, antitrust claims, unfair competition claims or regulatory complaints on that or other bases, and may seek damages and other relief based on such claims. Litigation adversaries have also filed against us, and other third parties may in the future file, validity challenges such as inter partes proceedings in the USPTO or the China National Intellectual Property Administration, which can lead to delays of our patent infringement actions as well as potential findings of invalidity. Such parties may also seek to obtain a determination that our patents are not infringed, are not essential or are unenforceable.

Litigation may be also required to protect our trade secrets, enforce patent license and confidentiality agreements or determine the validity, enforceability and scope of proprietary rights of others. The cost of enforcing and defending our intellectual property and of defending our licensing practices has been and may continue to be significant, in particular with rising fees from outside counsel. As a result, we could be subject to significant legal fees and costs, including in certain jurisdictions the costs and fees of opposing counsel if we are unsuccessful. In addition, litigation, arbitration and administrative proceedings require significant key employee involvement for significant periods of time, which could divert these employees from other business activities.

Potential patent and litigation reform legislation, potential USPTO and international patent rule changes, potential legislation affecting mechanisms for patent enforcement and available remedies, and potential changes to the intellectual property rights ("IPR") policies of worldwide standards bodies, as well as rulings in legal proceedings, may affect our investments in research and development and our strategies for patent prosecution, licensing and enforcement and could have a material adverse effect on our business.

Potential changes to certain U.S. and international patent laws, rules and regulations may occur in the future, some or all of which may affect our research and development investments, patent prosecution or maintenance costs, the scope of future patent coverage we secure, the number of forums in which we can seek to enforce our patents, the remedies that we may be entitled to in patent litigation, and attorneys' fees or other remedies that could be sought against us, and may require us to reevaluate and modify our research and development activities and patent prosecution, licensing and enforcement strategies. For example, the State Administration for Market Regulation in China regularly reviews its policies related to intellectual property and antitrust laws, and any such review could result in ambiguous standards and/or create a worse position for patent holders like us. Additionally, there is uncertainty surrounding future EU IP policy. In 2023, the European Commission ("EC") introduced a proposal for SEP regulation that would have increased regulation of and requirements on SEP holders. Following discussion and debate inside of the European Parliament ("EP") and the EC, the EC withdrew the proposed policy in 2025, but discussions between the EP and EC continue as they relate to the future of SEPs and FRAND policy in the EU. Any change to the legal or regulatory landscape as a result of this review could impact our ability to negotiate license agreements on favorable terms or at all, while also limiting our potential legal remedies and materially impacting our business. Further, legislation designed to reduce the value of SEPs and alter the U.S. patent system, including legislation designed to reduce the jurisdiction and remedial authority of the USITC, has periodically been introduced in Congress.

Any potential changes in the law, the IPR policies of standards bodies or other developments that reduce the available forums or the types of relief available in such forums (such as injunctive relief), restrict permissible licensing practices (such as our ability to license on a worldwide portfolio basis) or that otherwise cause us to seek alternative forums (such as arbitration or state court), would make it more difficult for us to enforce our patents, whether in adversarial proceedings or in negotiations. Because we have historically depended on the availability of certain forms of legal process to enforce our patents and obtain fair and adequate compensation for our investments in research and development and the unauthorized use of our intellectual property, developments that undermine our ability to do so could have a negative impact on future licensing efforts.

Rulings in our legal proceedings, as well as those of third parties, may affect our strategies for patent prosecution, licensing and royalty setting and enforcement. For example, in the past, the USITC and U.S. courts, including the U.S. Supreme Court, have taken actions that have been viewed as unfavorable to patentees, including us. Decisions that occur in the U.S. or in international forums may change the law applicable to various patent law issues, such as, for example, patentability, validity, claim construction, patent exhaustion, patent misuse, permissible licensing practices, available forums, and remedies such as damages and injunctive relief, in ways that are detrimental to the ability of patentees to enforce patents and obtain suitable relief.

We continue to monitor and evaluate our strategies for prosecution, licensing and enforcement with regard to these developments; however, any resulting change in such strategies may have an adverse impact on our business and financial condition.

Our business and operations may be adversely affected by a deterioration in United States-China relations or broader trade and geopolitical conditions.

The imposition of tariffs by the United States could materially harm our business. Companies headquartered in China currently comprise a substantial portion of customers that utilize our patented inventions in their devices and services. Our ability to renew license agreements with current licensees in China as well as license new manufacturers is, among other things, affected by the macroeconomic and geopolitical climate, as well as our business relationships and perceived reputation in China. Although the U.S. and Chinese governments are regularly engaged in various trade discussions, the imposition of tariffs by the US government in 2025 increased trade tensions, both with China and globally.

Countermeasures imposed in response to such government actions could materially harm our business prospects, financial condition and cash flow. Currently, the future of existing tariffs, and the possibility for new tariffs or changes in trade policies, remains uncertain. So far, these tariffs and trade policies have not had a significant impact on our ability to develop foundational technologies or to participate and lead open standard development, or our business operations or financial results more generally; however, there is no guarantee that we can avoid the impact of tariff and related economic effects in the future, and these trade measures and any retaliatory measures imposed could directly or indirectly harm our business. Our ability to renew or conclude new license agreements could also be affected by economic uncertainty, particularly in the handset market, in China or globally.

China is a key market for us, and any of the above-mentioned factors could harm our ability to execute our business plans. The ultimate impact of ongoing trade tensions is uncertain, but if tensions continue or escalate, we could suffer material harm to our business, financial condition and operating results.

We may face setbacks in defending our patent licensing practices.

Adverse decisions in litigation or regulatory actions relating to our licensing practices, including, but not limited to, findings that we have not complied with our FRAND commitments and/or engaged in anticompetitive or unfair licensing activities or that any of our license agreements are void or unenforceable, could have an adverse impact on our cash flow and revenue. Regulatory bodies may assess fines in the event of adverse findings, and as part of court or arbitration proceedings, a judgment could require us to pay damages (including the possibility of treble damages for antitrust claims). In addition, to the extent that legal decisions find patent license agreements to be void or unenforceable in whole or in part, that could lead to a decrease in the revenue associated with and cash flow generated by such agreements, and, depending on the damages requested, could lead to the refund of certain payments already made. Such decisions could also cause serious reputational harm. Finally, adverse legal decisions related to our licensing practices could have an adverse effect on our ability to enter into license agreements, which, in turn, could cause our cash flow and revenue to decline.

We face competition from companies developing other or similar technologies.

We face competition from companies developing other and similar technologies that are competitive with our technologies, including in the standards-setting arena. Due to competition, our technologies may not find a viable commercial marketplace or, where applicable, be adopted by the relevant standards. In particular, increasing participation within standards-setting organizations has contributed to greater competition for influence within such organizations and for ultimately setting standards. In addition, in licensing our patent portfolio, we may compete with other companies, many of whom also claim to hold SEPs, for a share of the royalties that certain licensees may argue to be the total royalty that is supported by a certain product or products. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain a license from multiple holders of intellectual property. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder.

Royalties could decrease for future license agreements due to downward product pricing pressures and competition over patent royalties.

Royalty payments to us under future license agreements could be lower than anticipated. Certain licensees and others in the wireless and consumer electronics industries, individually and collectively, are demanding that royalties for patents be lower than historic royalties and/or should be applied to royalty bases smaller than the selling price of an end product (such as the "smallest salable patent practicing unit"). There is also increasing downward pricing pressure on certain wireless products, including handsets, and other consumer electronics devices that we believe implement our patented inventions, and some of our royalties are tied to the pricing of these devices. In addition, a number of other companies also claim to hold patents that are essential with respect to products we aim to license. Demands by certain licensees to reduce royalties due to pricing pressure or the number of patent holders seeking royalties on these technologies could result in a decrease in the royalties we receive for use of our patented inventions, thereby decreasing future revenue and cash flow.

Our technologies may not become patented, adopted by wireless or video standards or widely deployed.

We invest significant resources in the development of advanced technology and related solutions. However, certain of our inventions that we believe will be employed in current and future products, including 5G, HEVC, VVC and others, are the subject of patent applications where no patent has been issued to us yet by the relevant patent issuing authorities. There is no assurance that these applications will issue as patents, either at all or with claims that would be required by products in the market currently or in the future. Our investments may not be recoverable or may not result in meaningful revenue if a sufficient number of our technologies are not patented and/or adopted by the relevant standards or if products based on the technologies in which we invest are not widely deployed. Competing technologies could reduce the opportunities for the adoption or deployment of technologies we develop. In addition, it is possible that in certain technology areas, such as in the IoT space, the adoption of proprietary systems could compete with or replace standards-based technology. It is also possible in certain technology areas, such as video coding and the IoT, that open source and/or purportedly royalty-free solutions such as AV1, VP-9 and OCF could compete with or replace proprietary standards-based technology. If the technologies in which we invest do not become patented, are not adopted by the relevant standards, or are not adopted by and deployed in the mainstream markets, at all or at the rate or within time periods that we expect, our business, financial condition and operating results could be adversely affected.

Setbacks in defending and enforcing our patent rights could cause our revenue and cash flow to decline.

Some third parties have challenged, and we expect will continue to challenge, the infringement, validity and enforceability of certain of our patents. In some instances, certain of our patent claims could be substantially narrowed or declared invalid, unenforceable, not essential or not infringed. For example, in limited cases, certain of our patents have been held invalid by courts in proceedings initiated by counterparties to our litigation proceedings. We cannot ensure that the validity and enforceability of our patents will be maintained or that our patents will be determined to be applicable to any particular product or standard. Moreover, third parties could and do attempt to circumvent certain of our patents through design changes. Any significant adverse findings as to the validity, infringement, enforceability or scope of our patents and/or any successful design-around of our patents could result in the loss of patent licensing revenue from existing licensees, through termination or modification of agreements or otherwise, and could substantially impair our ability to secure new patent licensing arrangements, either at all or on beneficial terms.

Scrutiny by antitrust authorities may affect our strategies for patent prosecution, licensing and enforcement and may increase our costs of doing business and/or lead to monetary fines, penalties or other remedies or sanctions.

Domestic and foreign antitrust authorities regularly review their policies with respect to the use of SEPs, including the enforcement of such patents against competitors and others. Such scrutiny has in the past resulted in enforcement actions against Qualcomm and other licensing companies, and could lead to additional investigations of, or enforcement actions against, us. Additionally, potential licensees may initiate antitrust complaints against us, such as the complaint that Disney recently filed against us. Such inquiries and/or enforcement actions could impact the availability of injunctive and monetary relief, which may adversely affect our strategies for patent prosecution, licensing and enforcement and increase our costs of operation. Such inquiries and/or enforcement actions could also result in monetary fines, penalties or other remedies or sanctions that could adversely affect our business and financial condition.

We are subject to risks resulting from customer concentration.

We earn a significant amount of our revenue from a limited number of licensees or customers, and we expect that a significant portion of our revenue will continue to come from a limited number of licensees or customers for the foreseeable future. For example, in 2025, Samsung, Apple, and vivo each comprised 10% or more of our consolidated revenue. Further, because of the limited number of licensees and potential licensees, any opportunistic behavior during license negotiations by a company or companies using our technology could create large exposure for us. In the event that we are unable to renew one or more of such license agreements at all or on terms that are favorable to us, our future revenue and cash flow could be materially adversely affected. In the event that one or more of our significant licensees or customers fail to meet their payment or reporting obligations (for example, due to a credit issue or in connection with a legal dispute or similar proceeding) under their respective license agreements, our future revenue and cash flow could be materially adversely affected. In addition, in the event that there is a material decrease in shipments of licensed products by one of our per-unit licensees, our revenue from such licensee could significantly decline and our future revenue and cash flow could be adversely affected.

Additionally, there is significant concentration in the wireless communications industry in general, and these trends may continue. For example, in 2025, Samsung, Apple, and Xiaomi collectively accounted for over 50% of worldwide smartphone shipments, and we anticipate a similar level of concentration in worldwide shipments for future years. Any further concentration or sale within the wireless industry among handset providers may reduce the number of licensing opportunities or, in some instances, result in the reduction, loss or elimination of existing royalty obligations. Further, if wireless carriers consolidate with companies that utilize technologies that are competitive with our technologies or that are not covered by our patents, we could lose market opportunities, which could negatively impact our revenue and financial condition.

We may not be successful in growing our business inorganically, and any acquisitions or strategic reactions could create risk and/or fail to yield the anticipated benefits.

We regularly seek to expand our business opportunities through targeted acquisitions, research partnerships, joint ventures and licensing platforms. We face intense competition within our industry and otherwise for acquisitions of high-quality businesses, technologies and assets. As such, even if we are able to identify an acquisition target that we would like to acquire, we may not be able to complete the acquisition on commercially reasonable terms, or at all. If we are not able to consummate any of these inorganic growth opportunities on a reasonable time frame, on terms that are attractive to us or at all, we may not be able to grow our business in line with our expectations.

Additionally, acquisitions or other strategic transactions may increase our costs, including but not limited to accounting and legal fees, and may not generate financial returns or result in increased adoption or continued use of our technologies or of any technologies we may acquire. The integration of acquired companies or businesses may result in significant challenges, including, among others: successfully monetizing any acquired technology, in particular outside of our core licensing programs; integrating new employees, technology and/or products; consolidating research and development operations; minimizing the diversion of management's attention from ongoing business matters; and consolidating corporate and administrative infrastructures. As a result, we may be unable to accomplish the integration smoothly or successfully. In addition, we cannot be certain that the integration of acquired companies, businesses, technology and/or intellectual property with our business will result in the realization of the full benefits that we anticipate will be realized from such acquisitions. For example, in October 2025, we acquired AI startup Deep Render, and we may not realize the benefits of the acquisition to the extent anticipated. Our plans to integrate and/or expand upon research and development programs and technologies obtained through acquisitions may result in products or technologies that are not adopted by the market, or the market may adopt solutions competitive to our technologies.

Our revenue may be affected by the deployment of future-generation wireless standards in place of 3G, 4G and 5G technologies or future-generation video standards, by the timing of such deployment, or by the need to extend or modify certain existing license agreements to cover subsequently issued patents.

We own an evolving portfolio of issued and pending patents related to 3G, 4G and 5G cellular technologies and non-cellular technologies including video coding technologies, and our patent portfolio licensing program for future-generation wireless standards or video coding standards may not be as successful in generating licensing income as our current licensing programs. If there is a delay in the standardization and/or deployment of future standards, our business and revenue could be negatively impacted.

The licenses that we grant under our patent license agreements typically only cover products designed to operate in accordance with specified technologies and that were manufactured or deployed or anticipated to be manufactured or deployed at the time of entry into the agreement. Also, we have patent license agreements with licensees that now offer for sale types of products that were not sold by such licensees at the time the patent license agreements were entered into and, thus, are not licensed by us. We do not derive patent licensing revenue from the sale of products by our licensees that are not covered by a patent license agreement. In order to grant a patent license for any such products, we will need to extend or modify our patent license agreements or enter into new license agreements with such licensees, and we may not be able to do so on terms acceptable to us or at all. Further, such extensions, modifications or new license agreements may adversely affect our revenue on the sale of products covered by the license prior to any extension, modification or new license.

Our business and operations could suffer in the event of security breaches.

Attempts by others to gain unauthorized access to information technology systems are becoming more sophisticated. These attempts, which in some cases could be related to industrial or other espionage, include covertly introducing malware to computers and networks and impersonating authorized users, among others. Advancements in technology, including artificial intelligence ("AI") and machine learning, may continue to change the way bad actors seek to gain unauthorized access and disrupt systems, thereby increasing the risks of security breaches. Material security events could also require public disclosure, which could further harm our business or reputation. We seek to detect and investigate all security incidents and to prevent their recurrence, but, in some cases, we might be unaware of an incident or its magnitude and effects. The increasing use of AI tools also exposes us to additional risks of security breach and information loss. While we have not identified any material incidents of unauthorized access to date, the theft, unauthorized use or publication of our intellectual property and/or confidential business or personal information (whether through a breach of our own systems or the breach of a system of a third party that provides services to us) could harm our competitive or negotiating positions, reduce the value of our investment in research and development and other strategic initiatives, compromise our patent enforcement strategies or outlook, damage our reputation or otherwise adversely affect our business. In addition, to the extent that any future security breach results in inappropriate disclosure of our employees', licensees', or customers' confidential and /or personal information, we may incur liability or additional costs to remedy any damages caused by such breach.

We face risks from doing business and maintaining offices in international markets.

A significant portion of our licensees, potential licensees and customers are international, and our licensees, potential licensees and customers sell their products to markets throughout the world. Accordingly, a significant portion of our revenue are derived from operations outside of the United States. In recent years, we have expanded, and we may continue to expand, our international operations, opening offices in China, France and Finland. Accordingly, we are subject to the risks and uncertainties of operating internationally. Our international operations could exacerbate the other risk factors we have identified, and we could be affected by a variety of uncontrollable and changing factors, including, but not limited to: difficulty in protecting our intellectual property in foreign jurisdictions; enforcing contractual commitments in foreign jurisdictions or against foreign corporations; government regulations, tariffs and other applicable trade barriers; biased enforcement of foreign laws and regulations to promote industrial or economic policies at our expense; retaliatory practices by foreign actors; currency control regulations; export license requirements and restrictions on the use of technology; social, economic and political instability; costly, time consuming and changing regulatory regimes; natural disasters, acts of terrorism, widespread illness and war; potentially adverse tax consequences; general delays in remittance of and difficulties collecting non-U.S. payments; foreign labor regulations; anti-corruption laws; public health issues; and difficulty in staffing and managing operations remotely. Managing operations and complying with relevant laws and regulations in China may be particularly complex, costly and time-consuming. We also are subject to risks specific to the individual countries in which we and our licensees, potential licensees and customers do business.

In addition, adverse movements in currency exchange rates may negatively affect our business due to a number of situations, including the following:

- If the effective price of products sold by our licensees were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for the products could fall, which in turn would reduce our royalty revenue.

- Assets or liabilities of our consolidated subsidiaries may be subject to the effects of currency fluctuations, which may affect our reported earnings.

- Certain of our operating and investing costs, such as foreign patent prosecution, are based in foreign currencies. If these costs are not subject to foreign exchange hedging transactions, strengthening currency values in selected regions could adversely affect our near-term operating expenses, investment costs and cash flows. In addition, continued strengthening of currency values in selected regions over an extended period of time could adversely affect our future operating expenses, investment costs and cash flows.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to reputational risks and legal liability.

There is significant focus from investors, customers and employees as well as other stakeholders concerning sustainability and governance matters. Current and prospective investors are utilizing this data to inform their decisions including investment and voting using a multitude of evolving score and rating frameworks. Additionally, public interest and legislative pressure related to public companies' sustainability, governance and related practices continue to grow and evolve. We actively manage these issues and have established and publicly announced certain goals, commitments, and targets which we may refine or expand further in the future. These goals, commitments, and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them.

Additionally, we are subject to various sustainability related reporting standards, which are rapidly evolving, and which have resulted in, and are likely to continue to result in, increased compliance costs and management attention. In particular, we are subject to both California and European Union reporting regimes on emissions and climate-related risks. Tracking and reporting the required metrics is costly and demands substantial attention. If our governance and reporting practices fail to meet the expectations of any of our stakeholders' evolving standards, our reputation, brand and employee retention may be negatively impacted. If we do not adapt our strategy or execution quickly enough to meet the evolving expectations, our business, financial condition, results of operations and reputation could be adversely affected.

Our industry is subject to rapid technological change, uncertainty and shifting market opportunities.

Our success depends, in part, on our ability to define and keep pace with changes in industry standards, technological developments and varying customer requirements. Changes in industry standards and needs could adversely affect the development of, and demand for, our technology, rendering our technology currently under development obsolete and unmarketable. The rapid adoption of AI, including its use in video codecs and related technologies, and widespread use of AI tools and could accelerate these changes. The patents and applications comprising our portfolio have fixed terms, and, if we fail to anticipate or respond adequately to these changes through the development or acquisition of new patentable inventions, patents or other technology, we could miss a critical market opportunity, reducing or eliminating our ability to capitalize on our patents, technology solutions or both.

Our commercialization, licensing and/or M&A activities could lead to patent exhaustion or implied license issues that could materially adversely affect our business.

The legal doctrines of patent exhaustion and implied license may be subject to different judicial interpretations. Our commercialization or licensing of certain technologies and/or our M&A activities could potentially lead to patent exhaustion or implied license issues that could adversely affect our patent licensing program(s) and limit our ability to derive licensing revenue from certain patents under such program(s), whether through the assumption of license agreements that would result in our patents being captured by such agreements, the acquisition of a business that sells or licenses products that practice our patents, or otherwise. In the event of successful challenges by current or prospective licensees based on these doctrines that result in a material decrease to our patent licensing revenue, our financial condition and operating results may be materially adversely affected.

Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

Certain of our technology and our suppliers' technology may contain or may be derived from "open source" software, which, under certain open source licenses, may offer accessibility to a portion of a product's source code and may expose related intellectual property to adverse licensing conditions. Licensing of such technology may impose certain obligations on us if we were to distribute derivative works of the open source software. For example, these obligations may require us to make source code for derivative works available or license such derivative works under a particular type of license that is different from what we customarily use to license our technology. While we believe we have taken appropriate steps and employ adequate controls to protect our intellectual property rights, our use of open source software presents risks that, if we inappropriately use open source software, we may be required to re-engineer our technology, discontinue the sale of our technology, release the source code of our proprietary technology to the public at no cost or take other remedial actions, which could adversely affect our business, operating results and financial condition. There is a risk that open source licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions, which could adversely affect our business, operating results and financial condition. In addition, developing open source products, while adequately protecting the intellectual property rights upon which our licensing business depends, may prove burdensome and time-consuming under certain circumstances, thereby placing us at a competitive disadvantage.

We may have exposure to additional tax liabilities.

We are a U.S. headquartered multinational company subject to complex and changing tax laws in the United States and foreign jurisdictions where we do business. Significant judgment is required in determining our worldwide provision of income taxes. As a U.S. multinational company, we are subject to examination by the Internal Revenue Service (''IRS'') and other tax authorities, and we have ongoing tax audits in various jurisdictions. Any of these examinations could result in challenges to various positions we assert in our filings and could impact our tax liability, both for future and past tax years. Although we believe that our tax estimates are reasonable, the final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. Due to governmental and regulatory delays, the timing of the resolution of certain of our open audits has been extended, creating additional uncertainty. If the final determination of any of our open audits materially differs from our estimates and accruals, our income tax provision, results of operations and cash flows in the period or periods in which that determination is made could be negatively affected. And, the timing of the resolution of these audits could impact our cash position.

Our tax rate could be adversely affected by several factors beyond our control, including changes in tax laws, regulations, interpretations, tax rates, assessments and any related tax, interest or penalties. If we are deemed to owe additional taxes, it could negatively impact our business, financial condition, and results of operations. For example, most of our income is taxable in the United States with a significant portion qualifying for preferential treatment as foreign-derived intangible income (''FDII''). Beginning in 2026, the effective tax rate for FDII will increase from 13% to 14%. Any reduction or elimination of the FDII deduction would negatively impact our business. In France, where we have substantial operations, we benefit from research tax credits applicable to French technology companies, including the Crédit Impôt Recherche (CIR). While we have historically benefited from the CIR, the French government has recently challenged our eligibility for portions of the CIR that they previously accepted. We believe our estimates are reasonable and consistent with the regulation, but if this challenge is successful and our eligibility for the CIR is reduced, it could adversely impact our results of operations and cash flows. The French government could also eliminate or reduce the CIR entirely, in which case our provision for income taxes, results of operations and cash flows would be adversely affected.

In July 2025 budget reconciliation bill H.R. 1, referred to as the One Big Beautiful Bill Act (the ''OBBBA''), was signed into law. The OBBBA contains several changes to corporate taxation rules which may affect our business. These provisions, their interpretations, and other proposed changes to law could further impact our tax rate and cash flow in future years.

Additionally, any increase in tax rates or new tax legislation, or any new guidance or interpretations of the same, could expose us to additional tax liabilities. For example, the OECD Model Rules under Pillar Two introduced a minimum corporate tax rate of 15% on multinational enterprises with annual consolidated revenue exceeding €750 million in at least two of the prior four years, and beginning in 2026, we are subject to this minimum tax, which has been adopted by various jurisdictions where we do business, including France and the UK. This and any of the other factors described above could have an adverse impact on our provision for income taxes, cash flows, results of operations and business.

Market projections and data are forward-looking in nature.

Our strategy is based on our own projections and on analyst, industry observer and expert projections, which are forward-looking in nature and are inherently subject to risks and uncertainties. We utilize these projections in various ways, including key strategic decisions that we regularly make regarding the direction of our business, research and licensing efforts. The validity of their and our assumptions, the timing and scope of wireless markets, economic conditions, customer buying patterns, timeliness of equipment development, pricing of products, growth in wireless telecommunications services that would be delivered on wireless devices and availability of capital for infrastructure improvements could affect these predictions. Projections on the size of various markets may be inaccurate. In addition, market data upon which we rely is based on third party reports that may be inaccurate. The inaccuracy of any of these projections and/or market data could adversely affect our business prospects, operating results and financial condition.

Our strategic decisions about our patent portfolio involve risks, and the anticipated benefits of such actions may not be realized.

From time to time, we make strategic decisions about our patent portfolio, whether through a formal portfolio review or opportunistic dispositions. Cost savings expectations of any portfolio review are inherently uncertain and, therefore, we cannot provide assurance that we will achieve any expected, or any actual cost savings from any such action. Our portfolio review activities may place substantial demands on our management, which could lead to the diversion of management's attention from other business priorities. We may divest or abandon assets as part of efforts to optimize spending on our patent portfolio. Any assets that we divest could turn out to be more valuable than we had anticipated and we may not realize the anticipated benefits of any strategic decision about our patent portfolio. Due to cost constraints, we also regularly undertake strategic decisions in respect of where and how we file for patents. These decisions could later prove to be incorrect, which could ultimately harm our licensing potential or enforcement options, which could in turn harm our financial results and business prospects.

Our business is subject to a variety of domestic and international laws, rules and policies and other obligations regarding data protection.

We may be affected by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection. For example, the European General Data Protection Regulation ("GDPR"), the United Kingdom's GDPR, the California Consumer Privacy Act of 2018 and the California Privacy Rights Act of 2020 impose obligations on companies such as ours regarding the collection, use, retention, protection and processing of personal data. Additionally, in 2021, China adopted the Personal Information Protection Law ("PIPL"), which, together China's existing cyber and data securities regulations, have required and will continue to require significant investment and resources to ensure compliance. Complying with these and other privacy and cybersecurity regulations could cause us to incur substantial costs or require us to change our business practices. If we cannot implement an effective compliance mechanism for cross-border privacy and security matters, we may face increased exposure to regulatory actions, substantial fines and other penalties and damage to our reputation, any of which could have a material adverse effect on our business. Further, these areas are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Our commercial and cybersecurity insurance policies may be insufficient to insure us against these risks, and future escalations in premiums and deductibles under these policies may render them cost-prohibitive.

Risks Relating to Our Common Stock and our Convertible Notes

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict. In particular, the timing of revenue recognition may cause our revenue and earnings to fluctuate, and there is significant judgment in the application of our revenue recognition principles. For example, accounting principles sometimes require us to recognize revenue before the actual amount is certain, which could add to uncertainty in our revenue guidance. The variability and unpredictability of our results of operations or other operating metrics could result in our failure to meet our expectations or those of industry or financial analysts. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially.

Our stock repurchase program may not result in a positive return of capital to shareholders.

Our stock repurchase program may not return value to shareholders as it was designed to do because the market price of the stock may decline below the levels at which we repurchased shares of stock. Stock repurchase programs are intended to deliver shareholder value over the long term, but stock price fluctuations can reduce the effectiveness of such programs. In addition, our Board of Directors could choose to suspend or terminate the stock repurchase program at any time or not to renew the program.

Our shareholders may not receive the level of dividends provided for in our dividend policy or any dividend at all, and any decrease in or suspension of the dividend could cause our stock price to decline.

Our dividend policy contemplates the payment of a regular quarterly cash dividend of $0.70 per share on our outstanding common stock. We expect to pay quarterly cash dividends on our common stock at the rate set forth in our current dividend policy. However, the dividend policy and the payment and timing of future cash dividends under the policy are subject to the final determination each quarter by our Board of Directors that (i) the dividend will be made in compliance with laws applicable to the declaration and payment of cash dividends, including Section 1551(b) of the Pennsylvania Business Corporation Law, and (ii) the policy remains in our best interests, which determination will be based on a number of factors, including our earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by the Board of Directors. Given these considerations, our Board of

Directors may increase or decrease the amount of the dividend at any time and may also decide to vary the timing of or suspend or discontinue the payment of dividends in the future. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

Securities analyst coverage or lack of coverage may have a negative impact on our common stock's market price.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If securities or industry analysts stop their coverage of us or additional securities and industry analysts fail to cover us in the future, the trading price for our common stock would be negatively impacted. If any analyst or analysts who cover us downgrade our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price could decline. If any analyst or analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

Our indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under such indebtedness.

Our total indebtedness as of December 31, 2025 was approximately $478 million. This level of debt could have significant consequences on our future operations, including: reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes; limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged. Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the 2027 Notes.

The convertible note hedge transactions and warrant transactions that we entered into in connection with the offering of the 2027 Notes may affect the value of the such notes, and the market price of our common stock.

In connection with the 2027 Notes issuance, we entered into convertible note hedge transactions with certain financial institutions (the "option counterparties") and sold warrants to the respective option counterparties. These transactions will be accounted for as an adjustment to our shareholders' equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon any conversion of the notes. The warrants will have a dilutive effect on our earnings per share to the extent that the market price of our common stock exceeds the applicable strike price of the warrants on any expiration date of the warrants. Given the trading price of our stock in recent months, dilution related to these instruments will be substantial, and the market could react negatively. In addition, the respective option counterparties (and/or their affiliates) may modify their respective hedge positions from time to time (including during any observation period related to a conversion of the notes) by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock in open market transactions and/or privately negotiated transactions. The potential effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on investor expectations and market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The respective option counterparties are financial institutions or affiliates of financial institutions, and we will be subject to the risk that such option counterparties may default under the respective convertible note hedge transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the applicable convertible note hedge transactions. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our common stock market price and in volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparties.

Provisions of the 2027 Notes could discourage an acquisition of us by a third party.

Certain provisions of the 2027 Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change under the indenture, holders of the notes will have the right, at their option, to require us to repurchase all of their applicable notes or any portion of the principal amount of the notes at a price of 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest. We may also be required to issue additional shares upon conversion in the event of certain fundamental change transactions. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Anti-takeover provisions could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and applicable provisions of Pennsylvania law may make it more difficult or impossible for a third party to acquire control of us or effect a change in our Board of Directors and management. Our amended and restated articles of incorporation and amended and restated bylaws, together with other applicable provisions of Pennsylvania law, could delay, defer or prevent a change of control or changes in our Board of Directors or management. Any delay or prevention of a change of control transaction or changes in our Board of Directors or management could deter potential acquirers or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock. For further discussion of such anti-takeover provisions, see the sections titled "Certain Provisions of Our Articles and Bylaws" and "Anti-Takeover Statutes" in the Description of InterDigital's Securities exhibit incorporated by reference as Exhibit 4.2 to this Annual Report on Form 10-K

General Risk Factors

We may not be able to attract and retain qualified employees.

Competition for top talent is substantial. In order to be successful, we must attract, develop, and retain employees. Implementing our business strategy requires specialized engineering, business and operational talent, and these skills are in high demand among our competitors. The market for employees in our industry is extremely competitive, and competitors for talent have and could in the future attempt to hire our employees or employment candidates. Additionally, our equity compensation programs are a key element in our ability to attract and retain talent. The future value of these awards is uncertain and depends on our stock price performance over time, so their effectiveness, particularly for retentive purposes, is difficult to predict. Further, the increased availability of remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. A number of such competitors for talent are significantly larger than us and may be able to offer compensation, benefits or work arrangements perceived as more desirable than what we are able to offer. If we are unable to recruit, retain, and motivate our employees, then we may not be able to innovate, execute on our strategy and grow our business as planned. Further, the cost and loss of efficiency related to turnover, particularly at senior levels, may be significant.

Macroeconomic conditions may harm our business.

A decline in economic conditions, such as a recession, economic downturn or inflationary conditions in the U.S. or elsewhere could adversely affect our business. In particular, inflation has remained high in the U.S. and globally. Trade tensions or restrictions on free trade could exacerbate these effects. A majority of our revenue is derived from patent license agreements that provide for fixed payments that were negotiated before the recent rise in inflation. An inflationary environment can increase our cost of labor, as well as our other operating costs, without a corresponding increase in our revenue, which may have a material adverse impact on our operating results and financial condition.

Item 1B.   *UNRESOLVED STAFF COMMENTS.*

None.

Item 1C.   *CYBERSECURITY.*

InterDigital employs a defense-in-depth security model that uses multiple, layered controls to protect our data, our customers' data, our infrastructure, and our employees. We embed data protection throughout our operations and technology programs and rely on a combination of preventive and detective measures to safeguard our assets and personnel.

InterDigital evaluates cybersecurity risks as part of our overall enterprise risk management. A cybersecurity steering committee of senior executives is responsible for assessing and managing cybersecurity risks. The steering committee meets semi-annually to evaluate any changes to the Company's exposure to cybersecurity risks, discuss potential mitigation plans and provide updates on mitigation efforts already underway. The Senior Director, Head of Cybersecurity & Networks, with over 20 years of experience and industry-recognized certifications, reports to the VP of Information Services and manages the cybersecurity team that leads the steering committee. This team monitors threat intelligence from internal and external sources and oversees processes for evaluating cybersecurity risks associated with third-party service providers.

The cybersecurity team maintains a comprehensive set of cybersecurity policies and standards. We continually assess and update our cybersecurity strategy through activities such as tabletop exercises to anticipate emerging threats and evolving risks. InterDigital provides quarterly cybersecurity awareness training, conducts an annual Cybersecurity Awareness Month campaign, and performs quarterly phishing simulations to support ongoing employee education and vigilance. We also engage independent third parties to evaluate our cybersecurity program, including annual multi-stage penetration testing of our IT environment.

The Audit Committee of our Board oversees risks associated with cybersecurity threats. Both the Audit Committee and the full Board receive quarterly updates on cybersecurity risks identified through our enterprise risk management processes. Our cybersecurity policies include an incident response framework that defines responsibilities, reporting procedures, and escalation paths to ensure timely and accurate response to security incidents. The framework specifies how and when the Executive Leadership Team, cybersecurity steering committee, and the Audit Committee are informed of potential incidents. The Vice President of Information Services and the Head of Cybersecurity also present summaries of recent incidents quarterly at a regular Audit Committee meeting.

Despite our extensive cybersecurity program, we may not be able to prevent or mitigate all cybersecurity incidents, any of which could have a material adverse effect on us. To date, cybersecurity threats have not materially affected our business strategy, results of operations, or financial condition. We identify nation-state-sponsored threat actors, increasingly sophisticated criminal cyber actors, and ransomware campaigns as top reasonably likely material risks. Theft, unauthorized use, or disclosure of our intellectual property or confidential business or personal information—whether through a breach of our systems or those of a third-party service provider—could harm our competitive position, diminish the value of our investments in research and development and other strategic initiatives, compromise our patent enforcement strategies, damage our reputation, or otherwise adversely affect our business. See Item 1A, "Risk Factors," for additional information regarding cybersecurity risks.

Item 2.   *PROPERTIES.*

Our headquarters are located in Wilmington, Delaware, USA. Our research and development activities are conducted primarily in facilities located in Conshohocken, Pennsylvania, USA; London, United Kingdom; Montreal, Quebec, Canada; New York, New York, USA; Los Altos, California, USA; and Rennes, France.

The following table sets forth information with respect to our principal leased properties:

Location	Approximate Square Feet	Principal Use	Lease Expiration Date
Wilmington, Delaware	7,200	Corporate headquarters	November 2030
Rennes, France	33,000	Office and research space	August 2031
Conshohocken, Pennsylvania	30,300	Office and research space	September 2029
New York, New York	19,400	Office and research space	July 2030
Montreal, Quebec	11,900	Office and research space	June 2026
Los Altos, California	4,900	Office and research space	November 2027
London, United Kingdom	3,700	Office and research space	February 2031
London, United Kingdom	3,100	Office and research space	March 2027

We are also a party to leases for several smaller research and/or office spaces, including in Brussels, Belgium; Espoo, Finland; Indianapolis, Indiana, USA; Melville, New York, USA; Paris, France; Beijing, China; and Ottawa, Canada. In addition, we own an administrative office space in Washington, District of Columbia, USA.

We believe that the facilities described above are suitable and adequate for our present purposes and our needs in the near future.

Item 3.   *LEGAL PROCEEDINGS.*

See Note 12, "*Litigation and Legal Proceedings*," to the Notes to Consolidated Financial Statements included below in Part II, Item 8 of this Form 10-K for a description of our material legal proceedings, which is incorporated herein by reference.

Item 4.   *MINE SAFETY DISCLOSURES.*

Not applicable.

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

The Nasdaq Global Select Market ("Nasdaq") is the principal market for our common stock, which is traded under the symbol "IDCC."

Holders

As of February 3, 2026, there were 372 holders of record of our common stock.

Dividends

Cash dividends on outstanding common stock declared in 2025 and 2024 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2025			
First quarter	$0.60	$15,577	$15,577
Second quarter	0.60	15,507	31,084
Third quarter	0.70	18,041	49,125
Fourth quarter	0.70	17,980	67,105
	$2.60	$67,105	
2024			
First quarter	$0.40	$10,155	$10,155
Second quarter	0.40	10,052	20,207
Third quarter	0.45	11,366	31,573
Fourth quarter	0.45	11,557	43,130
	$1.70	$43,130	

In September 2025, we announced a second dividend increase during 2025, increasing the quarterly cash dividend by $0.10 per share to $0.70 per share, beginning with the quarterly dividend declared in third quarter 2025 and paid in fourth quarter 2025. Combined with previous increases, we have increased the dividend by 75% since the start of 2024. We currently expect to continue to pay dividends in accordance with our dividend policy; however, continued payment of cash dividends and changes in the Company's dividend policy will depend on the Company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by our Board of Directors.

Performance Graph

The following graph compares five-year total shareholder return on common stock with the cumulative total returns of the Nasdaq Telecommunications index and the Russell 2000 index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2020 to 12/31/2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among InterDigital, Inc., the Russell 2000 Index
and the NASDAQ Telecommunications Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/20	12/21	12/22	12/23	12/24	12/25
InterDigital, Inc..	100.00	120.49	85.24	190.63	345.10	572.81
Russell 2000.	100.00	114.82	91.35	106.82	119.14	134.40
Nasdaq Telecommunications	100.00	102.14	74.69	82.63	93.76	107.59

The above performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of InterDigital under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Issuer Purchases of Equity Securities

Repurchase of Common Stock

The following table provides information regarding Company purchases of its common stock during fourth quarter 2025.

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchases as Part of Publicly Announced Plans or Programs[2]	Maximum Number (or Approximate Dollar Value) of Shares (or Units) That May Yet Be Purchased Under the Plans or Programs[3]
October 1, 2025 - October 31, 2025	41,560	$360.85	41,560	$147,866,283
November 1, 2025 - November 30, 2025 ...	36,000	$357.52	36,000	$134,994,508
December 1, 2025 - December 31, 2025	22,000	$353.62	22,000	$127,214,100
Total	99,560	$358.05	99,560	

(1)   Total number of shares purchased during each period reflects share purchase transactions that were completed (i.e., settled) during the period indicated.

(2)   Shares were purchased pursuant to the Company's share repurchase program (the ''Share Repurchase Program''), $300 million of which was authorized by the Company's Board of Directors in June 2014, with an additional $100 million authorized by the Company's Board of Directors in each of June 2015, September 2017, December 2018, May 2019, and May 2022, respectively, an additional $333 million in December 2022, and an additional $235 million in December 2023. The Share Repurchase Program has no expiration date.

(3)   Amounts shown in this column reflect the amounts remaining under the Share Repurchase Program at the end of the period.

Item 6.   **[RESERVED].**

Item 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.***

OVERVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto contained in this Form 10-K. The following section generally discusses our financial condition and results of operations for our fiscal year ended December 31, 2025 compared to our fiscal year ended December 31, 2024. A discussion regarding our financial condition and results of operations for December 31, 2024 compared to our fiscal year ended December 31, 2023 can be found in Part II, Item 7 of our Annual Report on Form 10-K for fiscal year 2024, filed with the Securities and Exchange Commission (the "SEC") on February 6, 2025.

Throughout the following discussion and elsewhere in this Form 10-K, we refer to "catch-up revenue." For variable and dynamic fixed-fee license agreements, "catch-up revenue" primarily represents revenue associated with reporting periods prior to the execution of the license agreement.

Business

InterDigital, Inc. ("InterDigital") is a global research and development company focused primarily on wireless, video, artificial intelligence ("AI"), and related technologies. We design and develop foundational technologies that enable connected, immersive experiences in a broad range of communications and entertainment products and services. We license our innovations worldwide to companies providing such products and services, including makers of wireless communications devices, consumer electronics, internet of things ("IoT") devices, cars and other motor vehicles and providers of cloud-based services such as video streaming. As a leader in wireless technology, our engineers have designed and developed a wide range of innovations that are used in wireless products and networks, from the earliest digital cellular systems to 5G and today's most advanced Wi-Fi technologies. We are also a leader in video processing and video encoding/decoding technology used in video-enabled products and services. Our AI research effort is focused on the intersection of AI with both wireless and video technologies.

InterDigital is one of the largest pure research and development and licensing companies in the world, with one of the most significant patent portfolios of fundamental wireless and video technologies. As of December 31, 2025, InterDigital's wholly owned subsidiaries held a portfolio of more than 38,000 patents and patent applications related to wireless communications, video coding, display technology, and other areas relevant to communications and entertainment products and services. Our portfolio includes numerous patents and patent applications that we believe are or may be essential to existing standards, or may become essential to future standards, established by many Standards Development Organizations ("SDOs"). We have contributed technology to wireless standards including the 3G, 4G, 5G, and the development of 6G cellular standards and the IEEE 802.11 suite of standards. We have contributed technology to video standards including standards established by ISO/IEC Moving Picture Expert Group (MPEG), the ITU-T Video Coding Expert Group (VCEG), the Joint Collaborative Team on Video Coding (JCT-VC) and the Joint Video Expert Team (JVET), among others. We also develop technologies and associated patents enabling high dynamic range (HDR) production, distribution and display solutions.

Our wireless portfolio has largely been built through internal investment in a world-class research team, supplemented by joint development projects with other companies, and select acquisitions of patents and companies. Our video technology portfolio combines patents and applications that InterDigital obtained through the acquisitions of the research and innovation unit and patent licensing business of visual technology industry leader Technicolor SA (the "Technicolor Patent Acquisition") and patents and applications created by internal development. Our patented inventions have been implemented in a wide variety of products, including smartphones, tablets, base stations, televisions, laptops, gaming consoles, set-top boxes, streaming devices, connected automobiles, and other consumer electronics and IoT products. Our patented inventions have also been implemented in a wide variety of services, such as video streaming, user generated content sharing, video conferencing, video gaming, and other cloud-based services. We believe our patented innovations are also used in the training of video based generative AI models as well as in the distribution and storage of the content generated by such models.

Revenue

In 2025 and 2024, our total revenue was $834.0 million and $868.5 million, respectively, which includes $277.4 million and $460.1 million, respectively, of catch-up revenue as more fully discussed below. In 2025, fixed-fee agreements accounted for 93% of our revenue. These fixed-fee revenue are not affected by the related licensees' success in the market or the general economic climate. The majority of the remaining portion of our revenue was variable in nature due to the per-unit structure of the related license agreements.

Smartphone, CE, IoT/Auto, and Video Services are the Company's licensing programs. The Smartphone revenue grouping consists primarily of smartphones and also includes other wireless communication devices and infrastructure equipment, such as tablets, and base stations. The CE, IoT/Auto revenue grouping consists of consumer electronics and IoT products, such as televisions, laptops, gaming consoles, set-top boxes, streaming devices, and connected automobiles. We do not yet have revenue from Video Services but a Video Services grouping would consist of SVOD, AVOD, global pay-TV, video conferencing, cloud gaming, and other cloud-based services.

New Agreements

During 2025, we entered into eight patent license agreements as discussed below.

Direct Licenses

In 2025, we signed new multi-year, worldwide, non-exclusive, royalty-bearing license agreements with two major Chinese smartphone vendors, vivo and Honor. As a result, we now have eight of the ten largest smartphone vendors based on shipments and approximately 85% of the entire global smartphone market under license.

In April 2025, we signed a new multi-year license agreement with HP Inc. The agreement licenses HP personal computers to InterDigital's Wi-Fi and video decoding technologies.

Additionally, we entered into device licenses covering our technologies with a significant social media company, along with Eaton, Seiko Solutions Inc., Sharp, and Teltronic.

Samsung Arbitration

In 2022, we agreed to renew our patent license agreement with Samsung and enter into binding arbitration to determine the final terms of the license. In 2023, we began recognizing revenue for Samsung at a conservative level consistent with the revenue we recognized from our patent license agreement that expired on December 31, 2022.

On July 28, 2025, a panel of International Chamber of Commerce arbitrators determined the royalties of the patent license agreement covering Samsung's products, other than digital televisions and computer display monitors which have been licensed under a separate agreement. The arbitration panel set the total royalties at $1.05 billion for the eight-year patent license, which commenced on January 1, 2023 and runs through December 31, 2030. Under this agreement, we now recognize approximately $131 million of recurring revenue per year, a 67% increase from the previous license agreement. In 2025, the agreement contributed $118 million of catch-up revenue due to a true-up of the $78 million per year we had been recognizing based on the level of our prior agreement from January 1, 2023 to June 30, 2025.

Subsequent Agreements

In January 2026, we signed a new patent license agreement with LG Electronics. The agreement licenses LG's digital TVs and computer display monitors under InterDigital´s joint licensing program with Sony and includes licenses to technologies including ATSC 3.0, Wi-Fi and video codecs.

In January 2026, we renewed a worldwide, non-exclusive, royalty bearing license with Xiaomi. The renewed license has a term of five years and covers the vendor's cellular products, including its smartphones and other cellular-enabled devices, under InterDigital's standard essential cellular, Wi-Fi, and HEVC patents.

Expiration of License Agreements

Five revenue-generating patent license agreements expired during 2025 and have not yet been renewed, including the Samsung TV agreement. These agreements contributed $31.7 million of recurring revenue in 2025.

These five licensees exclude a license with Xiaomi that also expired during 2025 but was renewed in January 2026 as noted above.

Fourteen revenue-generating patent license agreements are scheduled to expire by the end of 2026. These agreements contributed $15.0 million of recurring revenue in 2025.

We are actively working to renew these agreements on terms consistent with each licensee's market position and use of our technology.

Notes, Hedge, and Warrant Transactions

Refer to Note 10, "*Obligations*" within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for definitions of capitalized terms used below.

2027 Notes and Related Note Hedge and Warrant Transactions

During 2025, the 2027 Notes had a dilutive impact of 4.1 million shares, which are offset from an economic standpoint by the 2027 Note Hedge Transactions and would result in no incremental shares being issued upon conversion. However, under Generally Accepted Accounting Principles in the United States ("GAAP"), we are required to exclude the impact of the shares received from the 2027 Note Hedge Transactions counterparties from the calculation of weighted-average diluted shares outstanding.

From the period January 1, 2024 through March 31, 2026, the holders of the 2027 Notes have the right, but not the obligation, to convert any portion of the principal amount of the 2027 Notes. In December 2025, certain holders elected to convert $80.0 million of principal, which will settle in first quarter 2026. The principal of the converted notes will be paid in cash and the remaining amount will be settled in shares. No incremental shares will be outstanding upon conversion due to the offsetting impact of a corresponding partial settlement of the 2027 Note Hedge Transactions.

As of December 31, 2025, 6.0 million warrants remain outstanding related to the 2027 Warrant Transactions at a weighted-average strike price of $105.67 per share, subject to adjustment, which mature on a net-share basis beginning September 2027 through April 2028. Refer to "*Financial Position, Liquidity, and Capital Resources—Convertible Notes*" for further information regarding how changes in our stock price would affect the number of shares issuable related to the 2027 Warrant Transactions. For example, if the share price was $350, we would issue 4.2 million of common shares related to the 2027 Warrant Transactions.

Intellectual Property Rights Enforcement

If we believe a party is required to license our patents in order to manufacture, use and/or sell certain products or services and such party refuses to do so, we typically offer such party to have royalties, or other terms, set by third party adjudicators (such as arbitrators). If the party refuses that offer and we believe they are unwilling to agree to a patent license on a fair, reasonable and non-discriminatory basis, we may have no other viable recourse but to institute legal action against them to enforce our patent rights. This legal action has typically taken the form of a patent infringement lawsuit or an administrative proceeding. In addition, we and our licensees, in the normal course of business, might seek to resolve disagreements as to the rights and obligations of the parties under the applicable license agreement through arbitration or litigation. Such legal actions ultimately may be decided by the presiding court, third party adjudicator, or a negotiated resolution between the parties.

We initiated litigation against Lenovo and OPPO to enforce our intellectual patent rights in 2019 and 2021, respectively. Through these patent infringement actions, we successfully negotiated resolutions that resulted in patent license agreements being reached with OPPO in 2024 and Lenovo, with respect to our HEVC patents only, in 2023. Additionally, in 2024 we entered into an arbitration agreement with Lenovo to determine the terms of a new patent license for our cellular and other technologies. As part of these agreements, we and both third parties agreed to dismiss all pending litigations between us, and accordingly all litigations with Lenovo and OPPO have been dismissed as of fourth quarter 2024. Currently, our open enforcement actions include proceedings with Transsion, Disney, and Amazon, and the arbitration proceedings with Lenovo. The Company anticipates that the arbitration hearing will occur before year end.

These matters are more fully discussed in Note 12, "*Litigation and Legal Proceedings*," to the Notes to Consolidated Financial Statements included below in Part II, Item 8 of this Form 10-K.

In 2025, our intellectual property enforcement costs decreased to $48.9 million, from $56.2 million in 2024. These costs represented 52% of our total licensing costs of $93.6 million in 2025. Intellectual property enforcement costs will vary depending upon activity levels, and it is likely they will continue to be a significant expense for us in the future.

Cash and Short-Term Investments

As of December 31, 2025, we had $1.3 billion of cash, restricted cash, and short-term investments and approximately $1.5 billion of cash payments due under contracted fixed price agreements, which includes our conservative estimates of the minimum cash receipts that we expect to receive under the Lenovo arbitration.

93% of our 2025 revenue comes from fixed-fee agreements. Such agreements often have prescribed payment schedules that are uneven and sometimes front-loaded, resulting in timing differences between when we collect the cash payments and recognize the related revenue.

The following table reconciles the timing differences between cash receipts and recognized revenue on a quarterly basis for each of the last two years, including the resulting operating cash flow (in thousands):

	2025				
	Q1	Q2	Q3	Q4	Total
Cash vs. Non-cash revenue:					
Fixed fee cash receipts[(a)]	$ 22,579	$162,140	$ 492,020	$145,839	$ 822,578
Other cash receipts[(b)]	24,251	9,193	8,390	13,229	55,063
Change in deferred revenue	38,750	32,456	(119,991)	82,309	33,524
Change in receivables	115,966	84,439	(228,066)	(90,825)	(118,486)
Other	8,961	12,368	12,329	7,678	41,336
Total Revenue	$210,507	$300,596	$ 164,682	$158,230	$ 834,015
Net cash (used in) provided by operating activities	$(19,989)	$105,118	$ 395,930	$ 63,391	$ 544,450

	2024				
	Q1	Q2	Q3	Q4	Total
Cash vs. Non-cash revenue:					
Fixed fee cash receipts[(a)]	$190,985	$ 33,705	$160,300	$240,945	$625,935
Other cash receipts[(b)]	10,773	14,583	9,919	12,700	47,975
Change in deferred revenue	27,542	26,866	(50,495)	20,422	24,335
Change in receivables	28,337	78,011	(11,220)	(24,118)	71,010
Other	5,905	70,328	20,175	2,853	99,261
Total Revenue	$263,542	$223,493	$128,679	$252,802	$868,516
Net cash provided by (used in) operating activities	$ 50,773	$(48,910)	$ 77,631	$192,034	$271,528

_____

(a)   Fixed fee cash receipts are comprised of cash receipts from Dynamic Fixed-Fee Agreement royalties, including the associated catch-up revenue.

(b)   Other cash receipts are primarily comprised of cash receipts related to our variable patent royalty revenue and catch-up revenue.

When we collect payments on a front-loaded basis, we recognize a deferred revenue liability equal to the cash received and accounts receivable recorded which relate to revenue expected to be recognized in future periods. That liability is then reduced as we recognize revenue over the balance of the agreement. The following table shows the projected amortization of our current and long term deferred revenue as of December 31, 2025 (in thousands):

	Deferred Revenue
2026	$193,722
2027	132,265
2028	1,141
2029	1,206
2030	1,270
Thereafter	—
Total	$329,604

Return of Capital

In June 2014, our Board of Directors authorized a $300 million share repurchase program (the "Share Repurchase Program"). Subsequently our Board of Directors authorized additional increases to the program, most recently in December 2023, bringing the total authorization of the Share Repurchase Program to nearly $1.4 billion. Since 2014, we have repurchased $1.2 billion of shares at an average price of $62.50, adjusted for dividends. This amount includes the $199.9 million, excluding fees, expenses and excise tax, repurchased as part of the modified "Dutch auction" tender offer in 2023. As of December 31, 2025, there was $127.2 million remaining under the Share Repurchase Program authorization.

Since January 2014, we have paid $504.6 million in dividends, bringing our total return of capital over this period to more than $1.7 billion. In September 2025, we announced a second dividend increase during 2025, increasing the quarterly cash dividend by $0.10 per share to $0.70 per share. Combined with previous increases, we have increased the dividend by 75% since the start of 2024.

The table below sets forth the total number of shares repurchased and the dollar value of shares repurchased under the Share Repurchase Program, cash dividends on outstanding common stock declared, and the total capital returned to our shareholders (in thousands):

	Share Repurchase Program		Cash Dividends Declared		Total Capital Returned to Shareholders
	# of Shares	Value	Per Share	Value	
2025	385	$ 102,319	$ 2.60	$ 67,105	$ 169,424
2024	644	66,726	1.70	43,130	109,856
2023	4,411	339,704	1.50	39,296	379,000
2022	1,224	74,445	1.40	41,949	116,394
2021	458	30,000	1.40	43,041	73,041
2020	6	349	1.40	43,111	43,460
2019	2,962	196,269	1.40	43,718	239,987
2018	1,478	110,505	1.40	47,922	158,427
2017	107	7,693	1.30	45,122	52,815
2016	1,304	64,685	1.00	34,359	99,044
2015	1,836	96,410	0.80	28,726	125,136
2014	3,554	152,625	0.70	27,153	179,778
Total	18,369	$1,241,730	$16.60	$504,632	$1,746,362

Impact of Macroeconomic and Geopolitical Factors

We have been actively monitoring the impact of the current macroeconomic environment in the U.S. and globally characterized by market volatility, inflation, supply chain issues, high interest rates, tariffs and other potential trade-related sanctions, and the potential for a recession. These market factors, as well as the impacts of the Ukraine-Russia, Middle East and other global conflicts, have not had a material impact on our business to date. However, if these conditions continue or worsen, they could have an adverse effect on our operating results and our financial condition.

Comparability of Financial Results

When comparing our 2025 financial results against the financial results of other periods, the following items should be taken into consideration:

Revenue

- Our 2025 revenue includes $277.4 million of catch-up revenue primarily related to the Samsung arbitration decision and from the vivo, HP, and Honor patent license agreements entered into in 2025.

Operating Expenses

- In 2025, we incurred $7.4 million nonrecurring costs, which includes severance costs from executive and non-executive departures, litigation fee reimbursement, and costs associated with the acquisition of Deep Render.

Critical Accounting Policies and Estimates

Our consolidated financial statements are based on the selection and application of GAAP, which require us to make estimates and assumptions that affect the amounts reported in both our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from these estimates and any such differences may be material to the financial statements. Our significant accounting policies are described in Note 2, "*Summary of Significant Accounting Policies and New Accounting Guidance*" within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results and that may involve a higher degree of complexity and judgment in their application compared to others are those relating to revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions existed, our financial results could have been materially different.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple performance obligations. These agreements can include, without limitation, performance obligations related to the settlement of past patent infringement liabilities, patent and/or know-how licensing royalties on covered products sold by licensees, access to a portfolio of technology as it exists at a point in time, and access to a portfolio of technology at a point in time along with promises to provide any technology updates to the portfolio during the term.

In accordance with GAAP, we use a five-step model to achieve the core underlying principle that an entity should recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. These steps include (1) identifying the contract with the customer, (2) identifying the performance obligations, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue as the entity satisfies the performance obligation(s). Additionally, we have elected to utilize certain practical expedients in the application of ASC 606, *Revenue From Contracts with Customers*. In evaluating the presence of a significant financing component in our agreements, we utilize the practical expedient to exclude any contracts wherein the gap between payment by our customers and the delivery of our performance obligation is less than one year. We have also elected to utilize the practical expedient related to costs of obtaining a contract where an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Timing of revenue recognition may differ significantly from the timing of invoicing to customers. Contract assets represent unbilled amounts expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed, and right to payment is subject to the underlying contractual terms. Contract assets due within less than twelve months of the balance sheet date are included within accounts receivable in our consolidated balance sheets. Contract assets are classified as long-term assets within other non-current assets if the payments are expected to be received more than one year from the reporting date.

For certain patent license agreements or other contractual arrangements, the amount of consideration that we will receive is uncertain. In such cases, we estimate and recognize licensing revenue only when we have a contract, as defined in the revenue recognition guidance. Such estimates are only recognized to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal considering both the likelihood and magnitude of the reversal and, if necessary, constrain the amount of estimated revenue in order to mitigate this risk, which may result in recognizing revenue less than amounts we expect we are most likely to receive. These aforementioned estimates may require significant judgment.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance indicated above.

Certain patent license agreements contain revenue from non-financial sources in the form of patents received from the customer. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products.

Consideration for Past Patent Royalties

Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past patent royalties in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue as prescribed by the five-step model.

Fixed-Fee Agreements

Fixed-fee license agreements include fixed, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof—in each case for a specified time period (including for the life of the patents licensed under the agreement).

Dynamic fixed-fee license agreements contain a performance obligation that represents ongoing access to a portfolio of technology over the license term, since our promise to transfer to the licensee access to the portfolio as it exists at inception of the license, along with promises to provide any technology updates to the portfolio during the term, are not separately identifiable. We use a time-based input method of progress to determine the timing of revenue recognition, and as such we recognize the future deliverables on a straight-line basis over the term of the agreement. We utilize the straight-line method as we believe that it best depicts efforts expended to develop and transfer updates to the customer evenly throughout the term of the agreement.

Static fixed-fee license agreements are fixed-price contracts that generally do not include updates to technology we create after the inception of the license agreement or in which the customer does not stand to substantively benefit from those updates during the term. Although we have few static fixed-fee license agreements, we generally satisfy our performance obligations under such agreements at contract signing, and, as such, revenue is recognized at that time.

Variable Agreements

Upon entering a new variable patent license agreement, the licensee typically agrees to pay royalties or license fees on licensed products sold during the term of the agreement. We utilize the sales- or usage- based royalty exception for these agreements and recognize revenue during the contract term when the underlying sale or usage occurs. Our licensees under variable agreements typically provide us with quarterly royalty reports that summarize their sales of covered products and their related royalty obligations to us. We receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, we are required to estimate revenue and recognize sales-based royalties on such licensed products in the period in which the associated sales occur, considering all relevant information (historical, current and forecasted) that is reasonably available to us. Estimating licensees' quarterly royalties prior to receiving the royalty reports requires us to make assumptions and judgments related to forecasted trends and growth rates used to estimate our licensees' sales, which could have an impact on the amount of revenue we report on a quarterly basis. As a result of recognizing revenue in the period in which the licensees' sales occur using estimates, adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, including market information, royalty reports provided by our licensees, audit results, among others.

Hybrid Agreements

We enter into hybrid patent license agreements that include (i) a fixed-fee minimum guarantee and (ii) additional per-unit royalties for units sold in excess of the units covered by the minimum guarantee. Under these agreements, the fixed-fee component represents a minimum amount the licensee is required to pay and provides a license to our technologies up to a specified number of units sold, with incremental per-unit royalties due for units sold in excess of the unit cap. When a licensee's sales exceed the unit cap, we recognize revenue for the additional per-unit royalties in the periods in which we estimate the licensee has exceeded the minimum and adjust revenue based on actual usage once reported by the licensee. The fixed-fee, or minimum guarantee, portion of a hybrid agreement is recognized on the same basis as our other fixed-fee agreements, as described above. As a result of recognizing revenue in the period in which the licensees' sales occur using estimates, adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, including market information, royalty reports provided by our licensees, audit results, among others.

Agreements with Multiple Performance Obligations

During 2025, we signed new fixed-fee agreements that had multiple performance obligations. We allocated the transaction price to each performance obligation for accounting purposes using our best estimate of the term and value. The process for determining the value of the standalone selling prices of identified performance obligations in dynamic fixed-fee license agreements requires the exercise of significant judgment when evaluating the valuation methods and assumptions, including the assumed royalties, projected sales volumes, discount rate, identification of comparable market transactions which are not directly observable and other relevant factors. Changes in any of a number of these assumptions could have had a substantial impact on the relative fair value assigned to each performance obligation for accounting purposes. These inputs and assumptions represent management's best estimates at the time of the transaction.

The impact that a five percent change in the aggregate amount allocated to catch-up revenue under these agreements would have had on 2025 revenue is summarized in the following table (in thousands):

	Change in amount allocated	
Allocation to catch-up revenue	+5%	-5%
Change in revenue	$11,689	$(11,689)

Revenue from Non-financial Sources

During 2025, 2024, and 2023, less than 1%, 2% and 3%, respectively, of our total revenue was based on the estimated fair value of non-financial consideration received, principally patents. The process for determining the value of revenue from non-financial sources requires estimating the fair value of patents received. We estimated the fair value of the patents in the above transactions using one of, or a combination of, an analysis of comparable market transactions (the market approach), a discounted cash flow analysis (the income approach) and/or by quantifying the amount of money required to replace the future service capability of the assets (the cost approach). For the market approach, judgment was applied as to which market transactions were most comparable to the transaction. For the income approach, the inputs and assumptions used to develop these estimates were based on a market participant perspective and included estimates of projected royalties, discount rates, economic lives and income tax rates, among others. For the cost approach, we utilized the historical cost of assets of similar technologies to determine the estimated replacement cost, including research, development, testing and patent application fees. The development of a number of these inputs and assumptions requires a significant amount of management judgment and is based upon a number of factors, including identification of comparable market transactions, assumed royalties, projected sales volumes, economic lives of the patents and other relevant factors. Changes in any of a number of these assumptions could have had a substantial impact on the fair value assigned to the patents for accounting purposes. These inputs and assumptions represent management's best estimates at the time of the transaction.

The impact that a five-percent change in the estimated aggregate value of the patents acquired would have had on 2025 revenue, patent amortization and pre-tax income is summarized in the following table (in thousands):

	Change in estimate	
Estimated value of patents acquired in connection with PLAs	+5%	-5%
Revenue	$ 130	$(130)
Less: Patent amortization	664	(664)
Pre-tax income	$(534)	$ 534

Compensation Programs

We use a variety of compensation programs to attract, retain and motivate our employees, and to align employee compensation more closely with company performance. These programs include, but are not limited to, short-term incentives tied to performance goals, cash awards to inventors for filed patent applications and patent issuances, and long-term incentives in the form of stock option awards, time-based restricted stock unit ("RSU") awards, performance-based RSU awards and cash awards, noting equity awards are granted pursuant to the terms and conditions of our Equity Plans (as defined within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K). Our long-term incentives, including equity awards, typically include annual equity or cash award grants with three to five year vesting periods; as a result, in any one year, we are typically accounting for at least three active cycles.

The aggregate amount of performance compensation expense we record in a period, under both short-term and long-term incentive compensation programs, requires the input of subjective assumptions and is a function of our estimated progress toward performance goals at both the beginning and the end of the period. Our estimated progress toward goals under performance equity grants is based on meeting a minimum confidence level of achievement in accordance with accounting rules for share-based compensation. Due to the uncertain nature of patent license agreements, performance awards with milestone goals are typically not expensed until the goal has been achieved. Achievement rates can vary by performance cycle and from period to period, resulting in variability in our compensation expense.

We account for compensation costs associated with share-based compensation based on the fair value of the instruments issued. The estimated value of stock options includes assumptions around expected life, stock volatility and dividends. For stock options considered to be "plain vanilla" options, the Company estimates the expected term based on the simplified method as prescribed by Staff Accounting Bulletin Topic 14. The simplified method was used because the Company does not believe it has sufficient historical exercise data to provide a reasonable basis for the expected term of its grants. In all periods, our policy has been to set the value of RSUs awards equal to the value of our underlying common stock on the date of measurement. For grants with graded vesting, we amortize the associated unrecognized compensation cost using an accelerated method. For grants that cliff vest, we amortize the associated unrecognized compensation cost on a straight-line basis over their vesting term. For awards containing performance conditions, we recognize compensation expense ratably over the vesting period when it is probable that the stated performance targets will be achieved and record cumulative adjustments in the period in which estimates change.

In the event of canceled awards, we adjust compensation expense recognized to date as they occur. Tax windfalls and shortfalls related to the tax effects of employee share-based compensation are included in our tax provision. On the consolidated statements of cash flows, tax windfalls and shortfalls related to employee share-based compensation awards are included within operating activities and cash paid to tax authorities for shares withheld are included within financing activities. The inclusion of windfalls and shortfalls in the tax provision could increase our earnings volatility between periods. Tax windfalls related to share-based compensation was windfalls of $7.4 million, $4.9 million, and $3.1 million for the years ended 2025, 2024, and 2023, respectively.

The below table summarizes our supplemental compensation expense for 2025, 2024 and 2023, in thousands:

	Year Ended December 31,		
	2025	2024	2023
Short-term incentive compensation	$30,231	$27,589	$19,780
Time-based awards[(a)]	27,188	25,499	26,426
Performance-based awards[(a)]	16,249	20,756	10,035
Total supplemental compensation expense	$73,668	$73,844	$56,241

(a)   For 2025, 2024 and 2023, approximately 1%, 1%, and 3%, respectively, of the aggregate expense associated with time-based and performance-based awards related to cash awards.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period in which the change was enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the U.S. IRS and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for an uncertain tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

Between 2014 and 2025, we paid approximately $205.2 million in foreign taxes to foreign governments that have tax treaties with the U.S., for which we have claimed foreign tax credits against our U.S. tax obligations, and for which the tax treaty procedures are still open. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to foreign currency fluctuations, any such agreement could result in foreign currency gain or loss. If the matter had been resolved as of December 31, 2025, we would have recognized a loss up to $22.5 million based on exchange rates and prior competent authority resolutions.

The One Big Beautiful Bill Act (the "OBBBA") was signed into law on July 4th, 2025. The OBBBA contains significant tax law changes with various effective dates affecting business taxpayers. Among the tax law changes that will impact the Company relate to the timing and amount of certain tax deductions including FDII, depreciation expense, R&D expenditures and interest expense. The tax law changes did not have an impact on the tax provision in 2025.

On November 8, 2019, the Company received notification that its request for competent authority pertaining to Article 25 (Mutual Agreement Procedure) of the United States-Republic of Finland Income Tax Convention had been reviewed by the IRS and an agreement has been reached (the "Finland Competent Authority Proceeding"). As a result of this agreement, the Company does not anticipate any tax consequences.

In France, where we have substantial operations, we benefit from research tax credits applicable to French technology companies, including the Crédit Impôt Recherche ("CIR"). While we have historically benefited from the CIR, the French government has recently challenged our eligibility for portions of the CIR that they previously accepted. The Company received notification from the French Tax Authorities that the CIR credit on patent costs has been rejected for tax years 2019 and 2020. The Company has filed petitions in the Lower Court of Paris to litigate this matter. Between 2019 and 2025, the Company has recorded benefits totaling approximately $29 million for CIR credit on patent related costs.

New Accounting Guidance

Refer to Note 2, "*Summary of Significant Accounting Policies and New Accounting Guidance*" within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for a discussion of recently issued accounting guidance.

Legal Proceedings

We are routinely involved in disputes associated with enforcement and licensing activities regarding our intellectual property, including litigations, arbitrations and other proceedings. These litigations, arbitrations and other proceedings are important means to enforce our intellectual property rights. We are a party to other disputes and legal actions not related to our intellectual property, but also arising in the ordinary course of our business. Refer to Note 12, "*Litigation and Legal Proceedings*," to the Notes to Consolidated Financial Statements included below in Part II, Item 8 of this Form 10-K for a description of our material legal proceedings.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash, cash equivalents, and short-term investments, as well as cash generated from operations. We believe we have the ability to obtain additional liquidity through debt and equity financings. From time to time, we may engage in a variety of transactions to augment our liquidity position as our business dictates and to take advantage of favorable interest rate environments or other market conditions, including the incurrence or issuance of debt and the refinancing or restructuring of existing debt. Based on our past performance and current expectations, we believe our available sources of funds, including cash, cash equivalents, short-term investments, and cash generated from our operations, will be sufficient to finance our operations, capital requirements, debt obligations, existing stock repurchase program, dividend program, and other contractual obligations discussed below in both the short-term over the next twelve months, and the long-term beyond twelve months.

Cash, cash equivalents, restricted cash, and short-term investments

As of December 31, 2025 and 2024, we had the following amounts of cash, cash equivalents, restricted cash, and short-term investments (in thousands):

	December 31, 2025	December 31, 2024	Increase / (Decrease)
Cash and cash equivalents	$ 738,960	$527,360	$211,600
Restricted cash included within prepaid and other current assets	15,308	24,187	(8,879)
Short-term investments	504,200	430,848	73,352
Total cash, cash equivalents, restricted cash, and short-term investments	$1,258,468	$982,395	$276,073

The net increase in cash, cash equivalents, restricted cash, and short-term investments was attributable to cash provided by operating activities of $544.5 million partially offset by cash used in financing activities of $201.4 million and cash used in investing activities of $79.7 million, excluding sales and purchases of short-term investments. Refer to the sections below for further discussion of these items.

Cash flows from operations

We generated the following cash flows from our operating activities in 2025 and 2024 (in thousands):

	Year Ended December 31,		
	2025	2024	Increase / (Decrease)
Cash flows provided by operating activities	$544,450	$271,528	$272,922

Our cash flows provided by operating activities are principally derived from cash receipts from patent license agreements, offset by cash operating expenses and income tax payments. The $272.9 million change in net cash provided by operating activities was driven by higher cash receipts resulting from timing of cash receipts on existing agreements and new agreements, and was partially offset by higher foreign withholding tax payments on those cash receipts. Additionally, cash operating expenses were lower primarily due to lower revenue share and litigation costs. The table below sets forth the significant items comprising our cash flows provided by operating activities during the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,		
	2025	2024	Increase / (Decrease)
Total Cash Receipts	$ 877,641	$ 673,910	$203,731
Cash Outflows:			
Cash operating expenses[(a)]	(252,302)	(313,125)	60,823
Income taxes paid[(b)]	(109,131)	(67,541)	(41,590)
Total cash outflows	(361,433)	(380,666)	19,233
Other working capital adjustments	28,242	(21,716)	49,958
Cash flows provided by operating activities	$ 544,450	$ 271,528	$272,922

(a)   Cash operating expenses include operating expenses less depreciation, amortization, and share-based compensation. Amount includes revenue share costs of $10.1 million and $81.3 million in 2025 and 2024, respectively.

(b)   Income taxes paid include foreign withholding taxes.

Cash provided by or used in investing and financing activities

Net cash used in investing activities in 2025 was $140.3 million, a $249.7 million change from $109.5 million net cash provided by investing activities in 2024. During 2025, we purchased $60.6 million of short-term marketable securities, net of sales, and capitalized $70.5 million of patent costs and property and equipment purchases. During 2024, we sold $156.7 million of short-term marketable securities, net of purchases, and capitalized $58.7 million of patent costs and property and equipment purchases. Additionally, we received $15.8 million of net cash receipts from the sales of our long-term strategic investments.

Net cash used in financing activities for 2025 was $201.4 million, a $70.9 million decrease from $272.4 million in 2024. The decrease was driven primarily by a $126.2 million payment made in 2024 upon the maturity of the 2024 Notes. The decrease was partially offset by increased cash outflows in 2025, including a $35.6 million increase in share repurchases, a $25.0 million increase in taxes withheld on restricted stock unit vestings due to a higher share price at vesting, and a $18.9 million increase in dividends paid following the incremental increases in the declared dividend from $0.40 to $0.70.

Other

Our combined short-term and long-term deferred revenue balance at December 31, 2025 was $329.6 million, a decrease of $30.5 million from December 31, 2024. Based on current license agreements, we expect the amortization of dynamic fixed-fee royalty payments to reduce the December 31, 2025 deferred revenue balance by $193.7 million over the next twelve months.

Convertible Notes

Refer to Note 10, "*Obligations*" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for definitions of the capitalized terms used in this section.

From January 1, 2024 through March 31, 2026, the holders of the 2027 Notes have the right, but not the obligation, to convert any portion of the principal amount of the 2027 Notes.

Our 2027 Notes are included in the diluted earnings per share ("diluted EPS") calculation using the if-converted method in accordance with GAAP. Under the if-converted method, we assume that conversion of convertible securities occurs at the beginning of the reporting period. The 2027 Notes are convertible into cash up to the aggregate principal amount of the 2027 Notes to be converted and any value in excess of the principal amount ("the conversion spread") may be settled in cash, shares of the Company's common stock, or a combination thereof. As the principal amount is required to be paid in cash and only the conversion spread may result in shares being issued, we only include the net number of incremental shares that would be issued upon conversion. We calculate the number of shares of our common stock issuable under the terms of the 2027 Notes based on the average market price of our common stock during the applicable reporting period and include that number in the weighted-average diluted shares outstanding for the period.

At the time we issued the 2027 Notes, we entered into the 2027 Call Spread Transactions that together were designed to have the economic effect of reducing potential dilution upon conversion of the 2027 Notes by, in effect, increasing the conversion price of the 2027 Notes on an economic basis. However, under GAAP, since the impact of the 2027 Note Hedge Transactions is anti-dilutive, we exclude from the calculation of diluted EPS the shares of our common stock that we would receive from the counterparties upon settlement of the 2027 Note Hedge Transactions.

During periods in which the average market price of our common stock is above the applicable conversion price of the 2027 Notes (initial conversion price of approximately $77.49 per share), or above the strike price of the warrants (weighted average strike price of $105.67 per share), the impact of conversion of the 2027 Notes or exercise of the warrants, as applicable, would be dilutive and such dilutive effect is reflected in diluted earnings per share. In those periods, we calculate the incremental shares associated with the 2027 Notes (under the if-converted method) or the warrants based on the average market price of our common stock during the period and include those incremental shares in weighted-average diluted shares outstanding.

Under the if-converted method, changes in the price per share of our common stock can have a significant impact on the number of shares that we must include in the diluted EPS calculation. As described in Note 10, "*Obligations*" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K, the 2027 Notes are convertible into cash up to the aggregate principal amount of 2027 Notes to be converted and any remaining obligations may be settled in cash, shares of the Company's common stock or a combination thereof ("net share settlement"). Assuming net share settlement upon conversion, the following table illustrates how changes in our stock price would affect the shares issuable under the 2027 Notes and related warrant transactions, the incremental shares included in diluted EPS under the if-converted method ("Total Incremental Shares"), the shares deliverable to us under the 2027 Note Hedge Transactions, and the resulting net incremental shares, based on $460.0 million aggregate principal amount outstanding and approximately 6.0 million related warrants as of December 31, 2025 (in thousands):

	2027 Notes				
Market Price Per Share	Shares Issuable Upon Conversion of the 2027 Notes	Shares Issuable Upon Exercise of the 2027 Warrant Transactions	Total If-Converted Method Incremental Shares	Shares Deliverable to InterDigital upon Settlement of the 2027 Note Hedge Transactions	Incremental Shares Issuable[a]
	A	B	C=A+B	D	E=C-D
$105	1,594	—	1,594	(1,594)	—
$125	2,295	924	3,219	(2,295)	924
$150	2,908	1,766	4,674	(2,908)	1,766
$175	3,346	2,367	5,713	(3,346)	2,367
$200	3,675	2,818	6,493	(3,675)	2,818
$225	3,931	3,169	7,100	(3,931)	3,169
$250	4,135	3,450	7,585	(4,135)	3,450
$275	4,302	3,679	7,981	(4,302)	3,679
$300	4,442	3,871	8,313	(4,442)	3,871
$325	4,560	4,032	8,592	(4,560)	4,032
$350	4,661	4,171	8,832	(4,661)	4,171
$375	4,748	4,291	9,039	(4,748)	4,291
$400	4,825	4,397	9,222	(4,825)	4,397
$425	4,893	4,490	9,383	(4,893)	4,490
$450	4,953	4,572	9,525	(4,953)	4,572
$475	5,007	4,646	9,653	(5,007)	4,646
$500	5,055	4,712	9,767	(5,055)	4,712

(a) Represents net incremental shares issuable upon concurrent conversion of the 2027 Notes, exercise of the 2027 Warrants, and settlement of the 2027 Note Hedge Transactions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2025 (in thousands):

	Payments Due by Period				
	Total	Less Than 1 year	1-3 Years	3-5 Years	Thereafter
2027 Notes[a]	$459,986	$ 80,003	$379,983	$ —	$ —
Contractual interest payments on the 2027 Notes[a]	18,878	13,300	5,578	—	—
Purchase obligations[b]	17,763	17,738	25	—	—
Operating lease obligations	20,128	5,043	8,585	5,870	630
Defined benefit plan obligations[c]	4,898	353	462	983	3,100
Total contractual obligations	$521,653	$116,437	$394,633	$6,853	$3,730

(a) From the period January 1, 2024 through March 31, 2026, the holders of the 2027 Notes have the right, but not the obligation, to convert any portion of the principal amount of the 2027 Notes. We will pay cash up to the aggregate principal amount of the 2027 Notes to be converted, if any, and will pay cash, shares of our Common Stock, or a combination of cash and shares of our Common Stock for any conversion obligation in excess of the aggregate principal amount being converted at our election. In December 2025, holders elected to convert $80.0 million of principal, which will settle in first quarter 2026. The principal of the converted notes will be paid in cash and the remaining amount will be settled in shares. The remaining $380.0 million will be repaid upon maturity in 2027, unless earlier converted. Refer to Note 10, "Obligations," within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for details of our 2027 Notes.

(b) Purchase obligations consist of agreements to purchase goods and services that are legally binding on us, as well as accounts payable. Our consolidated balance sheet as of December 31, 2025 includes a $13.5 million non-current liability for uncertain tax positions. The future payments related to uncertain tax positions have not been presented in the table above due to the uncertainty of the amounts and timing of cash settlement with the taxing authorities.

(c) Refer to Note 11, "*Commitments*," within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for details of our defined benefit plan obligations. Estimated future benefit payments included above are through 2030.

As discussed above we believe our available sources of funds, including cash, cash equivalents, short-term investments, and cash generated from our operations, will be sufficient to finance these contractual obligations discussed above in both the short-term over the next twelve months, and the long-term beyond twelve months.

As of December 31, 2025, we have a debt obligation of $17.9 million related to the Technicolor Patent Acquisition and due to the uncertainty regarding the timing and amount of future payments, the amounts are excluded from the contractual obligations table above. Additionally, we are subject to a revenue-sharing arrangement with Technicolor resulting from the Technicolor Acquisitions. There is no liability associated with the revenue-share agreement at December 31, 2025, as it is deemed not probable. Refer to Note 10, "*Obligations*," within the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for further information.

RESULTS OF OPERATIONS

2025 Compared with 2024

Revenue

The following table compares 2025 revenue to 2024 revenue (in thousands):

	Year Ended December 31,		Increase/(Decrease)	
	2025	2024		
Smartphone	$678,855	$597,540	$ 81,315	14%
CE, IoT/Auto	154,631	268,680	(114,049)	(42)%
Other	529	2,296	(1,767)	(77)%
Total Revenue	$834,015	$868,516	$ (34,501)	(4)%
Catch-up revenue[a], included above	$277,409	$460,069	$(182,660)	(40)%

—————————

(a) Catch-up revenue represents revenue associated with reporting periods prior to the execution of the license agreement.

Total revenue of $834.0 million decreased $34.5 million from 2024 primarily due to larger catch-up revenue in 2024 resulting primarily from the Samsung TV and OPPO agreements, as well as the Lenovo UK ruling and arbitration agreement, partially offset by catch-up revenue on the Samsung arbitration decision and the vivo agreement in 2025. This decrease was also offset by revenue from fifteen new patent license agreements signed in the last twenty-one months.

In 2025 and 2024, 61% and 79% of our total revenue was attributable to companies that individually accounted for 10% or more of our total revenue, respectively. In 2025 and 2024, the following licensees or customers accounted for 10% or more of our total revenue:

	Year Ended December 31,	
	2025	2024
Customer A	31%	30%
Customer B	16%	15%
Customer C	14%	—%
Customer D	<10%	20%
Customer E	<10%	14%

Operating Expenses

The following table summarizes the change in operating expenses by category (in thousands):

	Year Ended December 31,		Increase/(Decrease)	
	2025	2024		
Research and portfolio development.	$211,432	$196,903	$ 14,529	7%
Licensing.	93,642	169,239	(75,597)	(45)%
General and administrative	68,088	62,862	5,226	8%
Total operating expenses.	$373,162	$429,004	$(55,842)	(13)%

Operating expenses decreased 13% to $373.2 million in 2025 from $429.0 million in 2024. The $55.8 million decrease in total operating expenses was primarily due to the following items (in thousands):

	Increase/(Decrease)
Revenue share costs.	$(71,178)
Intellectual property enforcement	(12,524)
Depreciation and amortization	7,618
Severance costs	6,072
Net litigation fee reimbursement.	5,223
Other	8,947
Total decrease in operating expenses.	$(55,842)

The $55.8 million decrease in operating expenses was driven by a $71.2 million reduction in revenue share costs, mainly related to the Samsung TV and TPV agreements signed in 2024, and a $12.5 million reduction in intellectual property enforcement costs, primarily due to resolutions of the OPPO, Lenovo UK, and Samsung matters. This decrease in intellectual property enforcement costs was partially offset by one-time net litigation fee reimbursements resulting in contra-expense of $4.4 million in 2024 compared to a $0.9 million charge in 2025. These decreased intellectual property and enforcement costs were also partially offset by increases related to the announced Disney and Amazon proceedings, which are expected to continue into 2026 and increase as these, and other matters, progress.

These decreases were offset by a $7.6 million increase in depreciation and amortization due to our increased patent portfolio and investments in internal infrastructure and a $6.1 million increase in severance costs from executive and non-executive departures.

Research and portfolio development expense: Research and portfolio development expense increased by $14.5 million compared to 2024 primarily resulting from the above-noted increase in depreciation and amortization and severance costs.

Licensing expense: Licensing expense decreased by $75.6 million compared to 2024 primarily resulting from the above-noted decreased revenue share and intellectual property enforcement costs, partially offset by the above-noted litigation fee reimbursements and severance costs.

General and administrative expense: General and administrative expense increased by $5.2 million compared to 2024 primarily due to the above noted increases in severance costs.

Non-Operating Income (Expense), Net

The following table compares 2025 non-operating income to 2024 non-operating expense (in thousands):

	Year Ended December 31,		Change	
	2025	2024		
Interest expense.	$(39,962)	$(45,421)	$ 5,459	12%
Interest and investment income.	40,025	40,395	(370)	(1)%
Other	8,516	(5,070)	13,586	268%
Total non-operating income (expense), net.	$ 8,579	$(10,096)	$18,675	185%

Interest expense decreased $5.5 million due to lower expense related to significant financing components on our patent license agreements and a reduction due to the maturity of the 2024 Notes.

The change in Other was primarily due to a foreign currency translation net gain arising primarily from euro translation of our foreign subsidiaries of $4.7 million in 2025, compared to a $7.9 million foreign currency translation net loss in 2024.

Income Taxes

In 2025, based on the statutory federal tax rate net of discrete federal and state taxes, our effective tax rate is 13.4%, as compared to an effective tax of 16.5% in 2024. The decrease in the effective rate was primarily attributable the impact of a higher percentage of foreign derived intangible income deduction and increase in share-based compensation deductions.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Such statements include certain information in "Part I, Item 1. Business" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information regarding our current beliefs, plans and expectations, including, without limitation, the matters set forth below. Words such as "believe," "anticipate," "estimate," "expect," "project," "intend," "plan," "forecast," "goal," "could," "would," "should," "if," "may," "might," "future," "target," "trend," "seek to," "will continue," "predict," "likely," "in the event," variations of any such words or similar expressions contained herein are intended to identify such forward-looking statements. Forward-looking statements are made on the basis of management's current views and assumptions and are not guarantees of future performance. Although the forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements concerning our business, results of operations and financial condition are inherently subject to risks and uncertainties. We caution readers that actual results and outcomes could differ materially from those expressed in or anticipated by such forward-looking statements due to a variety of factors, including those set forth below:

- unanticipated delays or difficulties in the execution of patent license agreements on acceptable terms or at all;

- our ability to expand our revenue opportunities by entering into licensing arrangements with streaming and cloud-based service providers;

- the resolution of legal proceedings, including any awards or judgments relating to such proceedings, and changes in the schedules or costs associated therewith;

- our ability to maintain a strong patent portfolio and make strategic decisions related to our intellectual property protection;

- our ability to successfully integrate Deep Render and to recognize the anticipated benefits of the transaction;

- the failure of markets for our technologies to materialize to the extent that we expect;

- our continued ability to develop new technologies;

- changes in our interpretations of, and assumptions and calculations with respect to the impact on us of, the One Big Beautiful Bill Act, the 2017 Tax Cuts and Jobs Act and other U.S. and non-U.S. tax laws and other tax matters;

- the timing and impact of potential regulatory, administrative and legislative matters;

- the potential effects of macroeconomic conditions or trade conflicts;

- our ability to hire and retain key personnel;

- operational risks, including cybersecurity events, human failures or other difficulties with our information technology systems; and

- risks related to any new accounting standards or our assumptions and application of relevant accounting standards, including with respect to revenue recognition.

You should carefully consider these factors as well as the risks and uncertainties outlined in greater detail in Part I, Item 1A, of this Form 10-K before making any investment decision with respect to our common stock. These factors, individually or in the aggregate, may cause our actual results to differ materially from our expected and historical results. You should understand that it is not possible to predict or identify all such factors. In addition, you should not place undue reliance on the forward-looking statements contained herein, which are made only as of the date of this Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Cash, cash equivalents, restricted cash and short-term investments

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash, cash equivalents, restricted cash, and short-term and long-term investments in a variety of securities, including government obligations, corporate bonds, and commercial paper.

Interest Rate Risk — We invest our cash in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $1,258.5 million as of December 31, 2025. Our exposure to interest rate risks is not significant due to the short average maturity, quality and diversification of our holdings. We do not hold any derivative, derivative commodity instruments, or other similar financial instruments in our investment portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We believe that a hypothetical 10% change in period-end interest rates would not have a significant impact on our results of operations or cash flows.

The following table provides information about our interest-bearing securities that are sensitive to changes in interest rates as of December 31, 2025. The table presents principal cash flows, weighted-average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

	Interest Rate Sensitivity Principal Amount by Expected Maturity Average Interest Rates (in thousands)						
	2026	**2027**	**2028**	**2029**	**2030**	**Thereafter**	**Total**
Money market and demand accounts.......	$745,024	—	—	—	—	—	$745,024
Short-term investments	$371,936	$116,894	$24,614	—	—	—	$513,444
Average interest rate	3.7%	3.7%	3.9%	—%	—%	—%	3.7%

Cash and cash equivalents and available-for-sale securities are recorded at fair value.

Bank Liquidity Risk — As of December 31, 2025, we had approximately $745.0 million in money market and operating accounts that are held with domestic and international financial institutions. The majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. We have not incurred any losses and have had full access to our operating accounts to date.

Foreign Currency Exchange Rate Risk — We are exposed to limited risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations. Currently, our international licensing agreements are typically made in U.S. dollars and are generally not subject to foreign currency exchange rate risk. We do not engage in foreign exchange hedging transactions at this time.

Between 2014 and 2025, we paid approximately $205.2 million in foreign taxes to foreign governments that have tax treaties with the U.S., for which we have claimed foreign tax credits against our U.S. tax obligations, and for which the tax treaty procedures are still open. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to foreign currency fluctuations, any such agreement could result in foreign currency gain or loss. If the matter had been resolved as of December 31, 2025, we would have recognized a loss up to $22.5 million based on exchange rates and prior competent authority resolutions.

Investment Risk — We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and creditworthiness of the underlying issuers of our investments. We hold a diversified investment portfolio, which includes, fixed and floating-rate, investment-grade marketable securities, mortgage and asset-backed securities and U.S. government and other securities. The instruments included in our portfolio meet high credit quality standards, as specified in our investment policy guidelines. This policy also limits our amount of credit exposure to any one issue, issuer and type of instrument.

Given that the guidelines of our investment policy prohibit us from investing in anything but highly rated instruments, our investments are not subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of government obligations, corporate bonds and commercial paper, are primarily classified as available-for-sale with a fair value of $513.4 million as of December 31, 2025.

Equity Risk — We are exposed to changes in the market-traded price of our common stock as it influences the calculation of earnings per share. In connection with the offering of the 2027 Notes, we entered into convertible note hedge transactions with option counterparties. We also sold warrants to the option counterparties. These transactions have been accounted for as an adjustment to our shareholders' equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the 2027 Notes. The warrants will have a dilutive effect for any incremental shares issued upon settlement and on our earnings per share to the extent that the average market price of our common stock for a given reporting period exceeds the applicable strike price or conversion price of the warrants or convertible 2027 Notes.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

All other schedules are omitted because they are either not required or applicable or equivalent information has been included in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterDigital, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of InterDigital, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control— Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Determination of Standalone Selling Prices of Identified Performance Obligations in Dynamic Fixed-Fee License Agreements Entered Into During The Year

As described in Notes 2 and 3 to the consolidated financial statements, dynamic fixed-fee license agreements include fixed, non-refundable royalty payments that fulfill the licensee's obligations to the Company under a patent license agreement for a specified time period or for the term of the agreement. Total revenue and catch-up revenue were $834 million and $277 million, respectively, for the year ended December 31, 2025, of which a significant portion relates to dynamic fixed-fee agreements entered into during the year. As disclosed by management, the process for determining the value of the standalone selling prices of identified performance obligations in dynamic fixed-fee license agreements requires the exercise of significant judgment when evaluating the valuation methods and assumptions, including the assumed royalties, projected sales volumes, discount rate, identification of comparable market transactions which are not directly observable and other relevant factors.

The principal considerations for our determination that performing procedures relating to the determination of standalone selling prices of identified performance obligations in dynamic fixed-fee license agreements entered into during the year is a critical audit matter are (i) the significant judgment by management when determining the value of standalone selling prices of identified performance obligations in dynamic fixed-fee license agreements and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to assumed royalties and projected sales volumes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of standalone selling prices of identified performance obligations in dynamic fixed-fee license agreements. These procedures also included, among others, for a sample of dynamic fixed-fee license agreements (i) reading agreements entered into during the year; (ii) testing management's process for determining the value of standalone selling prices of identified performance obligations; (iii) evaluating the appropriateness of the valuation methods used; (iv) testing the completeness and accuracy of data used by management in the valuation methods; and (v) evaluating the reasonableness of management's significant assumptions related to assumed royalties and projected sales volumes. Evaluating the reasonableness of management's significant assumptions related to assumed royalties and projected sales volumes involved considering consistency with historical sales data.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 5, 2026

We have served as the Company's auditor since 2002.

INTERDIGITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents.	$ 738,960	$ 527,360
Short-term investments	504,200	430,848
Accounts receivable	69,816	188,302
Prepaid and other current assets	74,994	84,312
Total current assets	1,387,970	1,230,822
Property and equipment, net	23,713	18,544
Patents, net	318,756	308,630
Deferred tax assets	141,326	128,133
Other non-current assets, net.	192,525	149,400
Total assets	$ 2,064,290	$ 1,835,529
Liabilities and Shareholders' equity		
Current liabilities:		
Current portion of long-term debt	$ 458,376	$ 456,329
Accounts payable	10,048	12,206
Accrued compensation and related expenses	50,050	42,575
Deferred revenue.	193,722	178,009
Dividend payable	17,980	11,557
Other accrued expenses.	22,326	25,134
Total current liabilities	752,502	725,810
Long-term debt	16,292	15,443
Long-term deferred revenue	135,882	182,119
Other long-term liabilities.	58,494	54,942
Total liabilities.	963,170	978,314
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.10 par value, 14,399 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000 shares authorized, 70,965 and 70,577 shares issued and 25,685 and 25,682 shares outstanding	709	705
Additional paid-in capital	816,903	808,540
Retained earnings	2,113,240	1,775,823
Accumulated other comprehensive income (loss)	299	(458)
Treasury stock, 45,280 and 44,895 shares of common stock held at cost	(1,830,031)	(1,727,395)
Total shareholders' equity	1,101,120	857,215
Total liabilities and shareholders' equity.	$ 2,064,290	$ 1,835,529

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$834,015	$868,516	$549,588
Operating expenses:			
Research and portfolio development	211,432	196,903	195,285
Licensing	93,642	169,239	79,397
General and administrative	68,088	62,862	53,291
Total operating expenses	373,162	429,004	327,973
Income from operations	460,853	439,512	221,615
Interest expense	(39,962)	(45,421)	(44,817)
Other income, net	48,541	35,325	57,812
Income before income taxes	469,432	429,416	234,610
Income tax provision	(62,788)	(70,802)	(23,557)
Net income	406,644	358,614	211,053
Net loss attributable to noncontrolling interest	—	—	(3,016)
Net income attributable to InterDigital, Inc.	$406,644	$358,614	$214,069
Net income per common share:			
Basic	$ 15.77	$ 14.16	$ 7.97
Diluted	$ 11.80	$ 12.07	$ 7.62
Weighted average number of common shares outstanding:			
Basic	25,794	25,325	26,860
Diluted	34,474	29,711	28,102
Cash dividends declared per common share	$ 2.60	$ 1.70	$ 1.50

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$406,644	$358,614	$211,053
Unrealized gain on investments, net of tax	757	189	269
Comprehensive income	407,401	358,803	211,322
Comprehensive loss attributable to noncontrolling interest	—	—	(3,016)
Total comprehensive income attributable to InterDigital, Inc.	$407,401	$358,803	$214,338

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Non-Controlling Interest	Total Shareholders' Equity
Balance, December 31, 2022	**71,923**	**$719**	**$717,102**	**$1,492,046**	**$(916)**	**42,255**	**$(1,484,056)**	**$ 5,618**	**$ 730,513**
Net income attributable to InterDigital, Inc.	—	—	—	214,069	—	—	—	—	214,069
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	(3,016)	(3,016)
Deconsolidation of Convida	—	—	—	—	—	—	—	(4,352)	(4,352)
Non-controlling interest contributions	—	—	—	—	—	—	—	1,750	1,750
Net change in unrealized gain on short-term investments	—	—	—	—	269	—	—	—	269
Dividends declared ($1.50 per share)	—	—	1,395	(40,691)	—	—	—	—	(39,296)
Exercise of common stock options	72	—	1,252	—	—	—	—	—	1,252
Issuance of common stock, net	251	2	(12,509)	—	—	—	—	—	(12,507)
Share-based compensation	—	—	35,741	—	—	—	—	—	35,741
Repurchase of common stock	(2,739)	(27)	—	(203,354)	—	1,672	(139,493)	—	(342,874)
Balance, December 31, 2023	**69,507**	**$694**	**$742,981**	**$1,462,070**	**$(647)**	**43,927**	**$(1,623,549)**	**$ —**	**$ 581,549**
Net income attributable to InterDigital, Inc.	—	—	—	358,614	—	—	—	—	358,614
Net change in unrealized gain on short-term investments	—	—	—	—	189	—	—	—	189
Dividends declared ($1.70 per share)	—	—	1,740	(44,861)	—	—	—	—	(43,121)
Exercise of common stock options	3	—	32	—	—	—	—	—	32
Issuance of common stock, net	256	3	(19,273)	—	—	—	—	—	(19,270)
Share-based compensation	—	—	45,966	—	—	—	—	—	45,966
Repurchase of common stock	—	—	—	—	—	644	(66,726)	—	(66,726)
Settlement of the 2024 Notes	324	3	(3)	—	—	—	—	—	—
Settlement of the 2024 Hedges	—	—	37,120	—	—	324	(37,120)	—	—
Settlement of the 2024 Warrants	487	5	(23)	—	—	—	—	—	(18)
Balance, December 31, 2024	**70,577**	**$705**	**$808,540**	**$1,775,823**	**$(458)**	**44,895**	**$(1,727,395)**	**$ —**	**$ 857,215**
Net income attributable to InterDigital, Inc.	—	—	—	406,644	—	—	—	—	406,644
Net change in unrealized gain on short-term investments	—	—	—	—	757	—	—	—	757
Dividends declared ($2.60 per share)	—	—	2,122	(69,227)	—	—	—	—	(67,105)
Exercise of common stock options	101	1	7,329	—	—	—	—	—	7,330
Issuance of common stock, net	287	3	(44,284)	—	—	—	—	—	(44,281)
Share-based compensation	—	—	43,156	—	—	—	—	—	43,156
Settlement of the 2027 Hedge	—	—	40	—	—	—	(40)	—	—
Repurchase of common stock	—	—	—	—	—	385	(102,596)	—	(102,596)
Balance, December 31, 2025	**70,965**	**$709**	**$816,903**	**$2,113,240**	**$ 299**	**45,280**	**$(1,830,031)**	**$ —**	**$1,101,120**

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 406,644	$ 358,614	$ 211,053
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	77,531	69,913	77,792
Change in deferred revenue	(33,524)	(24,335)	(49,176)
Deferred income taxes	(13,394)	783	(34,665)
Share-based compensation	43,156	45,966	35,741
Other	(3,877)	(10,044)	(25,816)
Decrease (Increase) in assets:			
Receivables	118,486	(71,010)	(64,110)
Deferred charges and other assets	(55,548)	(35,261)	866
Increase (Decrease) in liabilities:			
Accounts payable	3,950	2,283	(2,513)
Customer deposit	—	(76,100)	76,100
Accrued compensation and other expenses	1,026	10,719	(11,539)
Net cash provided by operating activities	544,450	271,528	213,733
Cash flows from investing activities:			
Purchases of short-term investments	(480,086)	(542,464)	(836,370)
Proceeds from maturities and sales of short-term investments	419,486	699,124	797,703
Purchases of property and equipment	(15,888)	(5,849)	(4,268)
Capitalized patent costs	(54,627)	(52,888)	(40,358)
Acquisitions	(8,750)	(4,250)	—
Long-term investments	(415)	15,778	(1,877)
Net cash (used in) provided by investing activities	(140,280)	109,451	(85,170)
Cash flows from financing activities:			
Payments on long-term debt	(1,497)	(141,442)	—
Payment for warrant unwind and settlement	—	(18)	—
Payments of debt issuance costs	—	—	(100)
Repurchase of common stock	(102,319)	(66,726)	(339,704)
Taxes paid on the repurchase of common stock	—	(3,170)	—
Net proceeds from exercise of stock options	7,330	32	1,252
Non-controlling interest contribution	—	—	1,750
Taxes withheld upon restricted stock unit vestings	(44,281)	(19,270)	(12,507)
Dividends paid	(60,682)	(41,799)	(39,454)
Net cash used in financing activities	(201,449)	(272,393)	(388,763)
Net increase (decrease) in cash, cash equivalents and restricted cash	202,721	108,586	(260,200)
Cash, cash equivalents and restricted cash, beginning of period	551,547	442,961	703,161
Cash, cash equivalents and restricted cash, end of period	$ 754,268	$ 551,547	$ 442,961

Refer to Note 1, "Background and Basis of Presentation," for additional supplemental cash flow information. Additionally, refer to Note 5, "Cash, Cash Equivalents, Restricted Cash and Marketable Securities" for a reconciliation to the consolidated balance sheets.

The accompanying notes are an integral part of these statements.

1. BACKGROUND AND BASIS OF PRESENTATION

InterDigital, Inc. ("InterDigital") is a global research and development company focused primarily on wireless, video, artificial intelligence ("AI"), and related technologies. We design and develop foundational technologies that enable connected, immersive experiences in a broad range of communications and entertainment products and services. We license our innovations worldwide to companies providing such products and services, including makers of wireless communications devices, consumer electronics, internet of things ("IoT") devices, cars and other motor vehicles and providers of cloud-based services such as video streaming. As a leader in wireless technology, our engineers have designed and developed a wide range of innovations that are used in wireless products and networks, from the earliest digital cellular systems to 5G and today's most advanced Wi-Fi technologies. We are also a leader in video processing and video encoding/decoding technology used in video-enabled products and services. Our AI research effort is focused on the intersection of AI with both wireless and video technologies.

Principles of Consolidation

The accompanying consolidated financial statements include all of our accounts and all entities in which we have a controlling interest and/or are required to be consolidated in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a variable interest entity and therefore required to consolidate, we apply a qualitative approach that determines whether we have both the power to direct the economically significant activities of the entity and the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. These considerations impact the way we account for our existing collaborative relationships and other arrangements. We continuously assess whether we are the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in us consolidating or deconsolidating our partner(s) to collaborations and other arrangements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. If different assumptions were made or different conditions had existed, our financial results could have been materially different.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Supplemental Cash Flow Information

The following table presents additional supplemental cash flow information for the year ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Supplemental Cash Flow Information:			
Interest paid	$16,100	$17,361	$18,623
Income taxes paid:			
Federal	15,389	35,050	45,500
State	357	704	1,541
Korea	63,332	10,918	4,645
China	27,829	19,044	5,700
Other Foreign Jurisdictions	2,224	1,825	1,816

	Year Ended December 31,		
	2025	**2024**	**2023**
Non-cash investing and financing activities:			
Non-cash acquisition of patents.	21,219	7,000	—
Dividend payable.	17,980	11,557	10,226
Accrued capitalized patent costs and property and equipment	6,108	(2,077)	670
Right-of-use assets obtained in exchange of operating lease liabilities	1,387	2,066	93
Accrued taxes on the repurchase of common stock	277	—	3,170
Settlement of the 2027 and 2024 Hedge Transactions	40	37,120	—

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING GUIDANCE

Foreign Currency Translation

The functional currency of substantially all of the Company's wholly-owned subsidiaries is the U.S. dollar. Certain subsidiaries have monetary assets and liabilities that are denominated in a currency that is different than the functional currency. The gains and losses resulting from this remeasurement and translation of monetary assets denominated in a currency that is different than the functional currency are reflected in the determination of net income.

Cash, Cash Equivalents, Restricted Cash and Marketable Securities

We classify all highly liquid investment securities with original maturities of three months or less at date of purchase as cash equivalents. Cash that is held for a specific purpose and therefore not available to the Company for immediate or general business use is classified as restricted cash. Our investments are comprised of mutual and exchange traded funds, commercial paper, United States and municipal government obligations and corporate securities. Management determines the appropriate classification of our investments at the time of acquisition and re-evaluates such determination at each balance sheet date.

As of December 31, 2025 and 2024, the majority of our marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported net-of-tax as a separate component of shareholders' equity. Substantially all of our investments are investment grade government and corporate debt securities that have maturities of less than three years, and we have both the ability and intent to hold the investments until maturity.

Other-than-Temporary Impairments

We review our investment portfolio during each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other-than-temporary. For non-public investments, if there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. We charge the impairment to the ''*Other income, net*'' line of our consolidated statements of income.

Intangible Assets

Patents

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over 10 years, which represents the estimated useful lives of the patents. The ten-year estimated useful life for internally generated patents is based on our assessment of such factors as: the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The estimated useful lives of acquired patents and patent rights, however, have been and will continue to be based on a separate analysis related to each acquisition and may differ from the estimated useful lives of internally generated patents. The average estimated useful life of acquired patents is 9.9 years. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. We review impairment of goodwill annually on the first day of the fourth quarter or if circumstances indicate a triggering event has occurred. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our one reporting unit is less than its carrying amount as a basis for determining whether a quantitative goodwill impairment test is necessary. If we conclude it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, we need not perform the quantitative assessment.

If based on the qualitative assessment we believe it is more likely than not that the fair value of the reporting unit is less than its carrying value, a quantitative assessment test is required to be performed. This assessment requires us to compare the fair value of our reporting unit to its carrying value including allocated goodwill. We determine the fair value of our reporting units generally using a combination of the income and market approaches. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of our equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. If the carrying value of our reporting unit exceeds the reporting unit's fair value, a goodwill impairment charge will be recorded for the difference up to the carrying value of goodwill.

The carrying value of goodwill was $24.1 million and $22.4 million as of December 31, 2025 and December 31, 2024, which was included within "*Other non-current assets, net*" in the consolidated balance sheets. No impairments were recorded during 2025, 2024 or 2023 as a result of our annual goodwill impairment assessment.

Property and Equipment

Property and equipment are stated at cost, less depreciation, amortization, and impairments. Depreciation and amortization of property and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, computer software, engineering and test equipment, and furniture and fixtures are generally three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or their respective lease terms, which are generally five to ten years. Buildings are being depreciated over twenty-five years. Expenditures for major improvements and betterments are capitalized, while minor repairs and maintenance are charged to expense as incurred. Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Leases

We determine if an arrangement is a lease at inception. Operating lease right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date, except short-term leases with an original term of 12 months or less, based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease right-of-use assets also includes any lease payments made and excludes lease incentives. Lease expense is recognized over the expected term on a straight-line basis. Leases with a lease term of 12 months or less are accounted for using the practical expedient which allows for straight-line rent expense over the remaining term of the lease.

Internal-Use Software Costs

We capitalize costs associated with software developed for internal use that are incurred during the software development stage. Such costs are limited to expenses incurred after management authorizes and commits to a computer software project, believes that it is more likely than not that the project will be completed, the software will be used to perform the intended function with an estimated service life of two years or more, and the completion of conceptual formulation, design and testing of possible software project alternatives (the preliminary design stage). Costs incurred after final acceptance testing has been successfully completed are expensed. Capitalized computer software costs are amortized over the estimated service life.

All computer software costs capitalized to date relate to the purchase, development and implementation of engineering, accounting and other enterprise software.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when factors indicate that the carrying value of an asset may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we review whether we will be able to realize our long-lived assets by analyzing the projected undiscounted cash flows in measuring whether the asset is recoverable.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple performance obligations. These agreements can include, without limitation, performance obligations related to the settlement of past patent infringement liabilities, patent and/or know-how licensing royalties on covered products sold by licensees, access to a portfolio of technology as it exists at a point in time, and access to a portfolio of technology at a point in time along with promises to provide any technology updates to the portfolio during the term.

In accordance with GAAP, we use a five-step model to achieve the core underlying principle that an entity should recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. These steps include (1) identifying the contract with the customer, (2) identifying the performance obligations, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue as the entity satisfies the performance obligation(s). Additionally, we have elected to utilize certain practical expedients in the application of ASC 606, *Revenue From Contracts with Customers*. In evaluating the presence of a significant financing component in our agreements, we utilize the practical expedient to exclude any contracts wherein the gap between payment by our customers and the delivery of our performance obligation is less than one year. We have also elected to utilize the practical expedient related to costs of obtaining a contract where an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Timing of revenue recognition may differ significantly from the timing of invoicing to customers. Contract assets represent unbilled amounts expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed, and right to payment is subject to the underlying contractual terms. Contract assets due within less than twelve months of the balance sheet date are included within accounts receivable in our consolidated balance sheets. Contract assets are classified as long-term assets within other non-current assets if the payments are expected to be received more than one year from the reporting date.

For certain patent license agreements or other contractual arrangements, the amount of consideration that we will receive is uncertain. In such cases, we estimate and recognize licensing revenue only when we have a contract, as defined in the revenue recognition guidance. Such estimates are only recognized to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. We analyze the risk of a significant revenue reversal considering both the likelihood and magnitude of the reversal and, if necessary, constrain the amount of estimated revenue in order to mitigate this risk, which may result in recognizing revenue less than amounts we expect we are most likely to receive. These aforementioned estimates may require significant judgment.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance indicated above.

Certain patent license agreements contain revenue from non-financial sources in the form of patents received from the customer. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products.

Consideration for Past Patent Royalties

Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past patent royalties in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue as prescribed by the five-step model.

Fixed-Fee Agreements

Fixed-fee license agreements include fixed, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof—in each case for a specified time period (including for the life of the patents licensed under the agreement).

Dynamic fixed-fee license agreements contain a performance obligation that represents ongoing access to a portfolio of technology over the license term, since our promise to transfer to the licensee access to the portfolio as it exists at inception of the license, along with promises to provide any technology updates to the portfolio during the term, are not separately identifiable. We use a time-based input method of progress to determine the timing of revenue recognition, and as such we recognize the future deliverables on a straight-line basis over the term of the agreement. We utilize the straight-line method as we believe that it best depicts efforts expended to develop and transfer updates to the customer evenly throughout the term of the agreement.

Static fixed-fee license agreements are fixed-price contracts that generally do not include updates to technology we create after the inception of the license agreement or in which the customer does not stand to substantively benefit from those updates during the term. Although we have few static fixed-fee license agreements, we generally satisfy our performance obligations under such agreements at contract signing, and, as such, revenue is recognized at that time.

Variable Agreements

Upon entering a new variable patent license agreement, the licensee typically agrees to pay royalties or license fees on licensed products sold during the term of the agreement. We utilize the sales- or usage- based royalty exception for these agreements and recognize revenue during the contract term when the underlying sale or usage occurs. Our licensees under variable agreements typically provide us with quarterly royalty reports that summarize their sales of covered products and their related royalty obligations to us. We receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, we are required to estimate revenue and recognize sales-based royalties on such licensed products in the period in which the associated sales occur, considering all relevant information (historical, current and forecasted) that is reasonably available to us. Estimating licensees' quarterly royalties prior to receiving the royalty reports requires us to make assumptions and judgments related to forecasted trends and growth rates used to estimate our licensees' sales, which could have an impact on the amount of revenue we report on a quarterly basis. As a result of recognizing revenue in the period in which the licensees' sales occur using estimates, adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, including market information, royalty reports provided by our licensees, audit results, among others.

Hybrid Agreements

We enter into hybrid patent license agreements that include (i) a fixed-fee minimum guarantee and (ii) additional per-unit royalties for units sold in excess of the units covered by the minimum guarantee. Under these agreements, the fixed-fee component represents a minimum amount the licensee is required to pay and provides a license to our technologies up to a specified number of units sold, with incremental per-unit royalties due for units sold in excess of the unit cap. When a licensee's sales exceed the unit cap, we recognize revenue for the additional per-unit royalties in the periods in which we estimate the licensee has exceeded the minimum and adjust revenue based on actual usage once reported by the licensee. The fixed-fee, or minimum guarantee, portion of a hybrid agreement is recognized on the same basis as our other fixed-fee agreements, as described above. As a result of recognizing revenue in the period in which the licensees' sales occur using estimates, adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, including market information, royalty reports provided by our licensees, audit results, among others.

Accounts Receivable

Accounts receivable is presented net of allowance for doubtful accounts. Our accounts receivable consists mainly of trade receivables derived from fixed-fee license arrangements with contractual payment terms. The remaining material amounts of our accounts receivable are from variable patent license agreements, which primarily are paid on a quarterly basis. The provision for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the financial asset, based on historical experience, current conditions and reasonable forecasts of future economic conditions. Further, we evaluate the collectability of our accounts receivable and if there is doubt that we will collect the full amount, we will record a reserve specific to that customer's receivable balance. There was no provision for doubtful accounts as of December 31, 2025 or 2024.

Investments in Other Entities

We may make strategic investments in companies that have developed or are developing technologies that are complementary to our business. We made an accounting policy election for a measurement alternative for our equity investments that do not have readily determinable fair values, specifically related to our strategic investments in other entities. Under the alternative, our strategic investments in other entities without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, if any. On a quarterly basis, we monitor items such as our investment's financial position and liquidity, performance targets, business plans, and cost trends to assess whether there are any triggering events or indicators present that would be indicative of an impairment, or any other observable price changes as indicated above. We do not adjust our investment balance when the investee reports profit or loss.

Additionally, other investments may be accounted for under the equity method of accounting. Under this method, we initially record our investment in the stock of an investee at cost, and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between our cost and underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect our share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. When there are a series of operating losses by the investee or when other factors indicate that a decrease in value of the investment has occurred which is other than temporary, we recognize an impairment equal to the difference between the fair value and the carrying amount of our investment.

The carrying value of our investments in other entities is included within "*Other non-current assets, net*" on our consolidated balance sheets. The carrying value of our investments in other entities as of December 31, 2025 and 2024 was $11.7 million and $19.9 million and, respectively, the majority of which are accounted for under the measurement alternative for equity investments described above.

Collaborative Arrangements

We record the elements of our collaboration agreements that represent joint operating activities in accordance with ASC 808, *Collaborative Arrangements* ("ASC 808"). Accordingly, the elements of our collaboration agreements that represent activities in which both parties are active participants, and to which both parties are exposed to the significant risks and rewards that are dependent on the commercial success of the activities, are recorded as collaborative arrangements. Generally, the classification of a transaction under a collaborative arrangement is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. For transactions that are deemed to be a collaborative arrangement under ASC 808, costs incurred and revenue generated on sales to third parties will be reported in our consolidated statement of operations on a gross basis if the Company is deemed to be the principal in the transaction, or on a net basis if the Company is instead deemed to be the agent in the transaction, consistent with the guidance in ASC 606-10-55-36, *Revenue From Contracts with Customers—Principal Agent Considerations*.

Deferred Charges

Direct costs of obtaining a contract or fulfilling a contract in a transaction that results in the deferral of revenue may be either expensed as incurred or capitalized, depending on certain criteria. We made a policy election to utilize the practical expedient related to costs of obtaining a contract where an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. If the amortization period is greater than one year, we capitalize direct costs incurred for the acquisition or fulfillment of a contract through the date of signing if they are directly related to a particular revenue arrangement and are expected to be recovered. The costs are amortized on a straight-line basis over the life of the patent license agreement.

For example, from time to time, we use sales agents to assist us in our licensing and/or patent sale activities. In such cases, we may pay a commission. The commission rate varies from agreement to agreement. Commissions are normally paid shortly after our receipt of cash payments associated with the patent license or patent sale agreements. We defer recognition of commission expense and amortize these expenses in proportion to our recognition of the related revenue. Commission expense is included within the "*Licensing*" line of our consolidated statements of income and was immaterial for the years presented.

Incremental direct costs incurred related to a debt financing transaction may be capitalized. In connection with our offering of the 2027 Notes and 2024 Notes, defined and discussed in detail within Note 10, "*Obligations*", we incurred directly related costs. The debt issuance costs of the debt were capitalized as deferred financing costs and recorded as a direct reduction of the debt. These costs are being amortized over the term of the debt using the effective interest method and are included within the "*Interest expense*" line of our consolidated statements of income. No new debt issuance costs were incurred in 2025, 2024, or 2023. Deferred financing expense was $2.1 million, $2.2 million and $2.3 million in 2025, 2024, and 2023, respectively. The balance of unamortized deferred financing costs as of December 31, 2025 and 2024 was $3.2 million and $5.3 million, respectively.

Research and Innovation Expenses

Research and innovation expenditures are expensed in the period incurred, except certain software development costs that are capitalized between the point in time that technological feasibility of the software is established and when the product is available for general release to customers. We did not have any capitalized software costs related to research and development in any period presented. Research and Innovation expenses are included within "*Research and portfolio development*" expenses in the consolidated statements of income.

Compensation Programs

We use a variety of compensation programs to attract, retain and motivate our employees, and to align employee compensation more closely with company performance. These programs include, but are not limited to, short-term incentives tied to performance goals, cash awards to inventors for filed patent applications and patent issuances, and long-term incentives in the form of stock option awards, time-based restricted stock unit ("RSU") awards, performance-based RSU awards and cash awards, noting equity awards are granted pursuant to the terms and conditions of our Equity Plans (as defined in Note 13, "*Compensation Plans and Programs*"). Our long-term incentives, including equity awards, typically include annual equity and cash award grants with three to five year vesting periods; as a result, in any one year, we are typically accounting for at least three active cycles.

We account for compensation costs associated with share-based compensation based on the fair value of the instruments issued. The estimated value of stock options includes assumptions around expected life, stock volatility and dividends. For stock options considered to be "plain vanilla" options, the Company estimates the expected term based on the simplified method as prescribed by Staff Accounting Bulletin Topic 14. The simplified method was used because the Company does not believe it has sufficient historical exercise data to provide a reasonable basis for the expected term of its grants. In all periods, our policy has been to set the value of RSUs awards equal to the value of our underlying common stock on the date of measurement. For grants with graded vesting, we amortize the associated unrecognized compensation cost using an accelerated method. For grants that cliff vest, we amortize the associated unrecognized compensation cost on a straight-line basis over their vesting term. For awards containing performance conditions, we recognize compensation expense ratably over the vesting period when it is probable that the stated performance targets will be achieved and record cumulative adjustments in the period in which estimates change.

In the event of canceled awards, we adjust compensation expense recognized to date as they occur. Tax windfalls and shortfalls related to the tax effects of employee share-based compensation are included in our tax provision. On the consolidated statements of cash flows, tax windfalls and shortfalls related to employee share-based compensation awards are included within operating activities and cash paid to tax authorities for shares withheld are included within financing activities. The inclusion of windfalls and shortfalls in the tax provision could increase our earnings volatility between periods. Tax windfalls related to share-based compensation were of $7.4 million, $4.9 million, and $3.1 million for the years ended 2025, 2024, and 2023, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period in which the change was enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the U.S. IRS and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for an uncertain tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

Treasury Stock

We record the repurchase of our shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to shareholders' equity. Treasury shares are included in authorized and issued shares, but excluded from outstanding shares. If the Treasury shares are retired, the excess of the par value is included with retained earnings.

In August 2022, the Inflation Reduction Act was enacted in the United States, which included, among other items, a 1% excise tax on certain net repurchases of our common stock after December 31, 2022. This excise tax on our share repurchases is recorded as a component of stockholders' equity, as treasury stock, or retained earnings if retired.

New Accounting Guidance

Accounting Standards Update: Interim Reporting (Topic 270): Narrow-Scope Improvements

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in "Interim Reporting" (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. We are currently evaluating the impact of adoption on our consolidated financial statements.

Accounting Standards Update: Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU No. 2025-06, "Intangibles—Goodwill and Other Internal-Use Software (Subtopic 350-40)". The amendments in the ASU amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption allowed. We are currently evaluating the impact of adoption on our consolidated financial statements.

Accounting Standards Update: Induced Conversions of Convertible Debt Instruments

In November 2024, the FASB issued ASU No. 2024-04, "Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments". The amendments in the ASU require disclosures for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, with early adoption allowed. We are currently evaluating the impact of adoption on our consolidated financial statements.

Accounting Standards Update: Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". The amendments in the ASU require disclosures about specific types of expenses included in the expense captions presented on the Consolidated Statements of Income, as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption allowed. We are currently evaluating the impact of adoption on our financial disclosures.

Accounting Standards Update: Improvements to Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The amendments in the ASU enhance income tax disclosures, primarily through standardization, disaggregation of rate reconciliation categories, and income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption allowed. We retrospectively adopted this guidance as of January 1, 2025, and included the necessary disclosures in this Form 10-K.

3.   REVENUE RECOGNITION

Disaggregated Revenue

The following table presents the disaggregation of our revenue for the year ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Smartphone	$678,855	$597,540	$467,283
CE, IoT/Auto	154,631	268,680	80,895
Other	529	2,296	1,410
Total Revenue	$834,015	$868,516	$549,588
Catch-up revenue[a], included above	$277,409	$460,069	$141,196

(a)   Catch-up revenue represents revenue associated with reporting periods prior to the execution of the license agreement.

During the year ended December 31, 2025, we recognized $178.0 million of revenue that had been included in deferred revenue as of the beginning of the period. As of December 31, 2025 and 2024, we had contract assets of $19.7 million and $162.8 million included within "*Accounts receivable, net*" in the consolidated balance sheet, respectively. As of December 31, 2025, we also had $21.0 million contract assets included within "*Other non-current assets, net*" in the consolidated balance sheet.

Contracted Revenue

Based on Dynamic Fixed-Fee Agreements as of December 31, 2025, we expect to recognize the following amounts of revenue over the term of such contracts (in thousands):

	Revenue[a]
2026	$ 452,314
2027	440,577
2028	348,455
2029	294,819
2030	158,580
Thereafter	73,758
	$1,768,503

(a)   This table includes estimated revenue related to our Lenovo arbitration. In accordance with ASC 606, these estimates are limited to the amount of revenue we expect to recognize only to the extent we believe it is probable that a subsequent change in the estimate would not result in a significant revenue reversal.

4. SEGMENT AND CONCENTRATION INFORMATION

Segment Performance Measures and Expenses

Our chief operating decision maker ("CODM"), who is the Chief Executive Officer, assesses company-wide performance and allocates resources based on consolidated financial information. Consequently, we view the entire organization as one reportable segment and the strategic purpose of all operating activities is to support that one segment. The CODM evaluates company-wide performance based on multiple performance measures, including, but not limited to, net income. Our CODM does not generally evaluate our performance using asset or historical cash flow information.

The table below provides the calculation of net income, which is the performance measure that is most consistent with GAAP, and the significant operating expenses included in this performance measure (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenue	$834,015	$868,516	$549,588
Less:			
Departmental expenses[a]	193,465	175,636	162,318
Depreciation and amortization	77,531	69,913	77,792
Litigation	48,870	56,171	48,790
Share-based compensation	43,156	45,966	35,741
Revenue share costs	10,140	81,318	3,332
Other non-operating expense (income), net[b]	(8,579)	10,096	(12,995)
Income tax provision	62,788	70,802	23,557
Net income	$406,644	$358,614	$211,053

(a) Includes personnel-costs, consulting costs, outside services, administrative costs, and other operating expenses.

(b) Includes interest income, interest expense, and other non-operating income and expenses

Customer and Geographic Concentration

During 2025, 2024, and 2023, the majority of our revenue was derived from a limited number of licensees based outside of the United States, primarily in Asia. Substantially all of this revenue was paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our licensees and customers and the total revenue derived from each country or region for the periods indicated (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$239,417	$198,723	$186,251
China	309,335	379,606	258,737
South Korea	262,500	265,953	82,235
Taiwan	12,320	9,620	9,368
Japan	7,095	7,223	10,678
Europe	3,348	7,391	2,319
Total revenue	$834,015	$868,516	$549,588

During 2025, 2024, and 2023, the following licensees or customers accounted for 10% or more of total revenue:

	Year Ended December 31,		
	2025	2024	2023
Customer A	31%	30%	14%
Customer B	16%	15%	24%
Customer C	14%	—%	—%
Customer D	<10%	20%	27%
Customer E	<10%	14%	—%
Customer F	<10%	<10%	11%

As of December 31, 2025, and 2024, our property and equipment, net of accumulated depreciation, and patents, net of accumulated amortization, totaled $342.5 million and $327.2 million, respectively. Approximately 85% of these assets were located in the United States in each year presented. The remaining of these net assets were located primarily in Canada and Europe, where we held $50.7 million and $36.6 million as of December 31, 2025, and 2024, respectively.

5. CASH, CASH EQUIVALENTS, RESTRICTED CASH AND MARKETABLE SECURITIES

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	2024
Money market and demand accounts	$745,024	$535,745
Commercial paper	—	4,062
Corporate bonds, asset backed and other securities	9,244	11,740
Total cash, cash equivalents, and restricted cash	$754,268	$551,547

The following table provides a reconciliation of total cash, cash equivalents and restricted cash as of December 31, 2025 and 2024 within the consolidated balance sheets (in thousands):

	December 31,	
	2025	2024
Cash and cash equivalents	$738,960	$527,360
Restricted cash included within prepaid and other current assets	15,308	24,187
Total cash, cash equivalents, and restricted cash	$754,268	$551,547

Marketable Securities

As of December 31, 2025 and 2024, the majority of our marketable securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported net-of-tax as a separate component of shareholders' equity. Substantially all of our investments are investment-grade government and corporate debt securities that have maturities of less than three years, and we have both the ability and intent to hold the investments until maturity. We recorded no other-than-temporary impairments during 2025, 2024, or 2023. The gross realized gains and losses on sales of marketable securities were not significant during the years ended December 31, 2025, 2024, and 2023.

Marketable securities as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
Commercial paper	$121,307	$ 56	$ (2)	$121,361
U.S. government securities	239,974	583	(1)	240,556
Corporate bonds, asset backed and other securities	151,217	313	(3)	151,527
Total available-for-sale securities	$512,498	$952	$ (6)	$513,444
Reported in:				
Cash and cash equivalents				$ 9,244
Short-term investments				504,200
Total marketable securities				$513,444

	December 31, 2024			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
Commercial paper	$ 78,822	$ 50	$ (2)	$ 78,870
U.S. government securities	230,693	128	(260)	230,561
Corporate bonds, asset backed and other securities	137,146	111	(38)	137,219
Total available-for-sale securities	$446,661	$289	$(300)	$446,650
Reported in:				
Cash and cash equivalents				$ 15,802
Short-term investments				430,848
Total marketable securities				$446,650

As of December 31, 2025 and 2024, $371.9 million and $323.8 million, respectively, of our short-term investments had contractual maturities within one year. The remaining portions of our short-term investments had contractual maturities within one to three years.

6. **CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES**

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. We primarily place our cash equivalents and short-term investments in highly rated financial instruments and in United States government instruments.

Our accounts receivable are derived principally from patent license and technology solutions agreements. As of December 31, 2025 and 2024, three licensees comprised 55% and 84% of our accounts receivable balance, respectively. We perform ongoing credit evaluations of our licensees, who generally include large, multinational, wireless telecommunications equipment manufacturers. We believe that the book values of our financial instruments approximate their fair values.

Fair Value Measurements

We use various valuation techniques and assumptions when measuring the fair value of our assets and liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. This guidance established a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the company's own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. We use quoted market prices for similar assets to estimate the fair value of our Level 2 investments.

Recurring Fair Value Measurements

Our financial assets are included within short-term investments on our consolidated balance sheets, unless otherwise indicated. Our financial assets and liabilities that are accounted for at fair value on a recurring basis are presented in the tables below as of December 31, 2025 and 2024 (in thousands):

	Fair Value as of December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts[a]	$745,024	$ —	$—	$ 745,024
Commercial paper	—	121,361	—	121,361
U.S. government securities	—	240,556	—	240,556
Corporate bonds, asset backed and other securities[c]	—	151,527	—	151,527
	$745,024	$513,444	$—	$1,258,468

	Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts[a]	$535,745	$ —	$—	$535,745
Commercial paper[b]	—	78,870	—	78,870
U.S. government securities	—	230,561	—	230,561
Corporate bonds and asset backed securities[c]	—	137,219	—	137,219
	$535,745	$446,650	$—	$982,395

(a) Included within cash and cash equivalents.

(b) As of December 31, 2024 $4.1 million of commercial paper was included within cash and cash equivalents, respectively.

(c) As of December 31, 2025 and 2024, $9.2 million and $11.7 million of corporate bonds, asset backed and other securities was included within cash and cash equivalents, respectively.

Fair Value of Debt

Senior Convertible Notes

The principal amount, carrying value and related estimated fair value of the Company's senior convertible debt reported in the consolidated balance sheets as of December 31, 2025 and 2024 was as follows (in thousands). The aggregate fair value of the principal amount of the senior convertible debt is a Level 2 fair value measurement.

	December 31, 2025			December 31, 2024		
	Principal Amount	Carrying Value	Fair Value	Principal Amount	Carrying Value	Fair Value
2027 Senior Convertible Notes	$459,986	$456,786	$1,905,819	$460,000	$454,739	$1,166,155

Technicolor Patent Acquisition Long-term Debt

As more fully disclosed in Note 10, "*Obligations*," we recognized long-term debt in conjunction with the Technicolor Patent Acquisition. The carrying value and related estimated fair value of the Technicolor Patent Acquisition long-term debt reported in the consolidated balance sheet as of December 31, 2025 and 2024 was as follows (in thousands). The aggregate fair value of the Technicolor Patent Acquisition long-term debt is a Level 3 fair value measurement.

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Technicolor Patent Acquisition Long-Term Debt	$17,882	$18,178	$17,033	$17,102

Non-recurring Fair Value Measurements

Investments in Other Entities

As disclosed in Note 2, "*Summary of Significant Accounting Policies and New Accounting Guidance*", we made an accounting policy election to utilize a measurement alternative for equity investments that do not have readily determinable fair values, which applies to our long-term strategic investments in other entities. Under the alternative, our long-term strategic investments in other entities that do not have readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Any adjustments to the carrying value of those investments are considered non-recurring fair value measurements.

We recognized a net loss of $1.0 million during year ended December 31, 2025 and net gains of $2.0 million and $10.4 million during years ended 2024 and 2023, respectively resulting from observable price changes of our long-term strategic investments, which were included within "*Other income, net*" in the consolidated statement of income. Certain of our investments in other entities may be seeking additional financing in the next twelve months or potential exit strategies. We will continue to review and monitor our investments in other entities for any indications of an increase in fair value or impairment.

Convida Wireless is a variable interest entity. We determined that we were the primary beneficiary for accounting purposes and consolidated Convida Wireless through September 30, 2023. As of October 1, 2023, we determined that we no longer met the accounting criteria for consolidation, and accordingly, we deconsolidated Convida Wireless during fourth quarter 2023. Upon deconsolidation, we recorded our investment in Convida at fair value utilizing the income approach. Our investment in Convida Wireless is accounted for as an equity method investment in accordance with ASC 323 "Investments – Equity Method and Joint Ventures" and included within "Other non-current assets, net" in the consolidated balance sheet. During fourth quarter 2025, this entity was fully dissolved.

Patents

During 2025 and 2024, we entered into patent license agreements in which a portion of the future consideration was in the form of patents. We estimated fair value of the patents subject to the agreements to be $3.0 million and $10.0 million in 2025 and 2024, respectively, for determining the transaction price for revenue recognition purposes utilizing a combination of the market and cost approaches. The value will be amortized as a non-cash expense over the patents' estimated useful lives.

We estimated the fair value of the patents in these transactions using one of, or a combination of, an analysis of comparable market transactions (the market approach) and/or by quantifying the amount of money required to replace the future service capability of the assets (the cost approach). For the market approach, judgment was applied as to which market transactions were most comparable to the transaction. For the cost approach, we utilized the historical cost of assets of similar technologies to determine the estimated replacement cost, including research, development, testing and patent application fees.

7. PROPERTY AND EQUIPMENT

As of December 31, 2025 and 2024, property and equipment, net is comprised of the following (in thousands):

	December 31,	
	2025	2024
Computer equipment and software	$ 25,732	$ 23,294
Leasehold improvements	14,844	15,207
Building and improvements	3,452	3,517
Engineering and test equipment	1,284	1,166
Furniture and fixtures	673	570
Property and equipment, gross	45,985	43,754
Less: accumulated depreciation	(22,272)	(25,210)
Property and equipment, net	$ 23,713	$ 18,544

Depreciation expense was $6.1 million, $3.4 million, and $4.1 million in 2025, 2024 and 2023, respectively.

8. PATENTS AND GOODWILL

Patents

As of December 31, 2025 and 2024, patents consisted of the following (in thousands, except for useful life data):

	December 31,	
	2025	2024
Weighted average estimated useful life (years)	9.9	9.9
Gross patents	$1,183,333	$1,102,412
Accumulated amortization	(864,576)	(793,782)
Patents, net	$ 318,757	$ 308,630

Amortization expense related to capitalized patent costs was $70.7 million, $66.1 million, and $73.1 million in 2025, 2024, and 2023, respectively. These amounts are recorded within the "*Research and portfolio development*" expense line of our consolidated statements of income.

The estimated aggregate amortization expense for the next five years related to our patents balance as of December 31, 2025 is as follows (in thousands):

2026	$66,469
2027	61,612
2028	41,999
2029	37,674
2030	31,263

Goodwill

The following table shows the change in the carrying amount of our goodwill balance from December 31, 2023 to December 31, 2025, all of which is allocated to our one reportable segment (in thousands):

Goodwill balance as of December 31, 2023	$22,421
Activity	—
Goodwill balance as of December 31, 2024	$22,421
Activity	1,652
Goodwill balance as of December 31, 2025	$24,073

In October 2025, we acquired Deep Render, an AI startup with a team of world-class AI experts focusing on video codecs for cash considerations. We believe the acquisition adds significant depth to our existing AI expertise and strengthens the company's leadership in video compression. The transaction also adds Deep Render's patent portfolio in AI-based video coding to our market-leading video portfolio. As part of the deal, a team of AI experts joined our Video Lab. Founded in London in 2018, Deep Render has pioneered the use of AI in video and image compression to change the way that video is processed and ultimately distributed to connected devices and services.

As part of the transaction, the vast majority of the acquired value was assigned to patents, with the remaining resulting in the recognition of goodwill. The goodwill is included in the "*Other non-current assets, net*" in the consolidated balance sheet.

9.   OTHER ASSETS AND LIABILITIES

The amounts included in "*Prepaid and other current assets*" in the consolidated balance sheet as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	**2024**
Tax receivables	$39,638	$16,691
Restricted cash	15,308	24,187
Prepaid assets	13,335	38,952
Other current assets	6,713	4,482
Total Prepaid and other current assets	$74,994	$84,312

The amounts included in "*Other non-current assets, net*" in the consolidated balance sheet as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	**2024**
Tax receivables	$ 98,846	$ 88,619
Goodwill	24,073	22,421
Contract asset	21,000	—
Right-of-use assets	13,797	15,218
Long-term investments	11,718	19,851
Other non-current assets	23,091	3,291
Total Other non-current assets, net	$192,525	$149,400

The amounts included in "*Other accrued expenses*" in the consolidated balance sheet as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	**2024**
Accrued legal fees	$14,008	$ 9,571
Other accrued expenses	8,318	15,563
Total Other accrued expenses	$22,326	$25,134

The amounts included in "*Other long-term liabilities*" in the consolidated balance sheet as of December 31, 2025 and 2024 were as follows (in thousands):

	December 31,	
	2025	2024
Deferred compensation liabilities	$25,454	$19,969
Operating lease liabilities	13,540	15,772
Other long-term liabilities	19,500	19,201
Total Other long-term liabilities	$58,494	$54,942

10. OBLIGATIONS

Long-term debt obligations, excluding the long-term debt resulting from the Technicolor Patent Acquisition, are comprised of the following (in thousands):

	December 31, 2025	December 31, 2024
3.50% Senior Convertible Notes due 2027	$ 459,986	$ 460,000
Less: Deferred financing costs	(3,200)	(5,261)
Net carrying amount of the Convertible Notes	456,786	454,739
Less: Current portion of long-term debt	(456,786)	(454,739)
Long-term net carrying amount of the Convertible Notes	$ —	$ —

There were no finance leases as of December 31, 2025 or December 31, 2024.

Maturities of principal of the long-term debt obligations of the Company as of December 31, 2025, excluding the long-term debt resulting from the Technicolor Patent Acquisition, are as follows (in thousands):

2026	$ 80,003
2027	379,983
2028	—
2029	—
2030 and thereafter	—
	$459,986

The 3.50% Senior Convertible Notes due 2027 (the "2027 Notes") are convertible during the period January 1, 2024 through March 31, 2026 and therefore are classified as "*Current portion of long-term debt*" as of December 31, 2025 and 2024 in our consolidated balance sheet. In December 2025, certain holders elected to convert $80.0 million of principal, which will settle in first quarter 2026. The principal of the converted notes will be paid in cash and the remaining amount will be settled in shares. No incremental shares will be outstanding upon conversion due to the offsetting impact of a corresponding partial settlement of the 2027 Note Hedge Transactions.

There is no acceleration of the maturity of the 2027 Warrant Transactions as a result of holders electing conversion of the 2027 Notes. As of December 31, 2025, all 6.0 million of the warrants under the 2027 Warrant Transactions are outstanding with a weighted average strike price of $105.67 per share, subject to adjustment, and mature beginning September 2027 through April 2028.

2027 Notes, and Related Note Hedge and Warrant Transactions

On May 27, 2022 we issued $460.0 million in aggregate principal amount of the 2027 Notes. The net proceeds from the issuance of the 2027 Notes, after deducting the initial purchasers' transaction fees and offering expenses, were approximately $450.0 million. The 2027 Notes bear interest at a rate of 3.50% per year, payable in cash on June 1 and December 1 of each year, commencing on December 1, 2022, and mature on June 1, 2027, unless earlier redeemed, converted or repurchased.

The 2027 Notes will be convertible into cash up to the aggregate principal amount of the notes to be converted and in respect of the remainder, if any, of the Company's obligation in excess of the aggregate principal amount of the notes being converted, pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination thereof, at the Company's election, at an initial conversion rate of 12.9041 shares of Common Stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $77.49 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including in connection with conversions made following fundamental changes and under other circumstances as set forth in the indenture governing the 2027 Notes.

Prior to 5:00 p.m., New York City time, on the business day immediately preceding March 1, 2027, the notes will be convertible only under the following circumstances: (1) on any date during any calendar quarter (and only during such calendar quarter) beginning after September 30, 2022 if the closing sale price of the Common Stock was more than 130% of the applicable conversion price on each applicable trading day for at least 20 trading days (whether or not consecutive) in the period of the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter; (2) if the Company distributes to all or substantially all holders of the Common Stock any rights, options or warrants (other than in connection with a stockholder rights plan prior to separation of such rights from the shares of the Common Stock) entitling them to purchase, for a period of 45 calendar days or less from the issuance date for such distribution, shares of Common Stock at a price per share less than the average closing sale price for the ten consecutive trading day period ending on, and including, the trading day immediately preceding the declaration date for such distribution; (3) if the Company distributes to all or substantially all holders of the Common Stock any cash or other assets, debt securities or rights to purchase the Company's securities (other than pursuant to a rights plan), which distribution has a per share value exceeding 10% of the closing sale price of the Common Stock on the trading day immediately preceding the declaration date for such distribution; (4) if the Company engages in certain corporate transactions as described in the indenture governing the 2027 Notes; (5) if the Company calls the notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; (6) during a specified period if a fundamental change (as defined in the indenture governing the 2027 Notes) occurs; or (7) during the five consecutive business day period following any five consecutive trading day period in which the trading price for the notes for each day during such five trading day period was less than 98% of the closing sale price of the Common Stock multiplied by the applicable conversion rate on each such trading day. Commencing on March 1, 2027, the notes will be convertible in multiples of $1,000 principal amount, at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date of the notes.

The Company may not redeem the notes prior to June 5, 2025. The Company may redeem for cash all or any portion of the notes, at the Company's option, on or after June 5, 2025, if the last reported sale price of the Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on and including the trading day preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding the redemption date.

If a fundamental change (as defined in the indenture governing the 2027 Notes) occurs, holders may require the Company to purchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2027 Notes are the Company's senior unsecured obligations and rank equally in right of payment with any of the Company's current and any future senior unsecured indebtedness, including its 2.00% senior convertible notes due 2024 (the "2024 Notes" and together with the 2027 Notes, the "Convertible Notes"). The 2027 Notes are effectively subordinated to all of the Company's future secured indebtedness to the extent of the value of the related collateral, and the 2027 Notes are structurally subordinated to indebtedness and other liabilities, including trade payables, of the Company's subsidiaries.

On May 24 and May 25, 2022, in connection with the offering of the 2027 Notes, we entered into convertible note hedge transactions (collectively, the "2027 Note Hedge Transactions") that cover, subject to customary anti-dilution adjustments, approximately 5.9 million shares of common stock, in the aggregate, at a strike price that initially corresponds to the initial conversion price of the 2027 Notes, subject to adjustment, and are exercisable upon any conversion of the 2027 Notes. The aggregate cost of the 2027 Note Hedge Transactions was $80.5 million.

Also on May 24 and May 25, 2022, we also entered into privately negotiated warrant transactions (collectively, the "2027 Warrant Transactions" and, together with the 2027 Note Hedge Transactions, the "2027 Call Spread Transactions"), whereby we sold warrants to acquire, subject to customary anti-dilution adjustments, approximately 6.0 million shares of common stock at a weighted average strike price of $106.22 per share, subject to adjustment. As consideration for the 2027 Warrant Transactions, we received aggregate proceeds of $43.7 million. The net cost of the 2027 Call Spread Transactions was $36.8 million, which was funded out of the net proceeds from the offering of the 2027 Notes.

Accounting Treatment of the 2027 Notes and Related Convertible Note Hedge and Warrant Transactions

The 2027 Call Spread Transactions were classified as equity and the 2027 Notes were classified as long-term debt. The effective interest rate is approximately 4.02%.

In connection with the above-noted transactions, the Company incurred approximately $9.9 million of directly related costs, which were capitalized as deferred financing costs and as a reduction of long-term debt. These costs are being amortized as interest expense over the term of the debt using the effective interest method.

2024 Senior Convertible Notes, and Related Note Hedge and Warrant Transactions

On June 3, 2019 we issued $400.0 million in aggregate principal amount of 2.00% Senior Convertible Notes due 2024 (the "2024 Notes"). The net proceeds from the issuance of the 2024 Notes, after deducting the initial purchasers' transaction fees and offering expenses, were approximately $391.6 million. The 2024 Notes bore interest at a rate of 2.00% per year, payable in cash on June 1 and December 1 of each year, commenced on December 1, 2019, and matured on June 1, 2024.

In connection with the offering of the 2024 Notes, we entered into convertible note hedge transactions (collectively, the "2024 Note Hedge Transactions") that cover, subject to customary anti-dilution adjustments, approximately 4.9 million shares of common stock, in the aggregate, at a strike price that corresponded to the initial conversion price of the 2024 Notes, subject to adjustment, and were exercisable upon any conversion of the 2024 Notes.

We also entered into privately negotiated warrant transactions (collectively, the "2024 Warrant Transactions" and, together with the 2024 Note Hedge Transactions, the "2024 Call Spread Transactions"), whereby we sold warrants to acquire, subject to customary anti-dilution adjustments, approximately 4.9 million shares of common stock at an initial strike price of $109.43 per share, subject to adjustment.

In 2022, the Company repurchased $273.8 million in aggregate principal amount of the 2024 Notes in privately negotiated transactions concurrently with the offering of the 2027 Notes. We specifically negotiated the repurchase of the 2024 Notes with investors who concurrently purchased the 2027 Notes, such that their purchase of the 2027 Notes funded our repurchase of the 2024 Notes.

Additionally, in connection with the partial repurchase of the 2024 Notes, the Company entered into partial unwind agreements that amended the terms of the 2024 Note Hedge Transactions to reduce the number of options corresponding to the principal amount of the repurchased 2024 Notes. The unwind agreements also reduce the number of warrants exercisable under the 2024 Warrant Transactions. As a result of the partial unwind transactions, approximately 3.3 million shares of common stock in the aggregate that were covered under each of the 2024 Note Hedge Transactions and the 2024 Warrant Transactions were unwound.

On June 1, 2024, the 2024 Notes matured and we repaid the remaining $126.2 million in aggregate principal in cash and issued 0.3 million common shares to settle the remaining obligation. This issuance was effectively offset by our receipt of 0.3 million shares from the settlement of the 2024 Note Hedge Transactions. Additionally, the 2024 Warrant Transactions settled, on a net-share basis during September through December 2024 resulting in the issuance of 0.5 million shares.

Convertible Notes Interest Expense

The following table presents the amount of interest cost recognized for the years ended December 31, 2025, 2024 and 2023 related to the contractual interest coupon and the amortization of financing costs (in thousands):

	Year Ended December 31,						
	2025	**2024**			**2023**		
	2027 Notes	**2027 Notes**	**2024 Notes**	**Total**	**2027 Notes**	**2024 Notes**	**Total**
Contractual coupon interest	$15,866	$16,100	$1,058	$17,158	$16,100	$2,523	$18,623
Amortization of financing costs	2,061	1,909	252	2,161	1,768	580	2,348
Total.	$17,927	$18,009	$1,310	$19,319	$17,868	$3,103	$20,971

Madison Arrangement

In conjunction with the Technicolor Patent Acquisition, we assumed Technicolor's rights and obligations under the Madison Arrangement, which commenced in 2015. The Madison Arrangement falls under the scope of ASC 808, *Collaborative Arrangements.*

Under the Madison Arrangement, Technicolor and Sony combined portions of their respective digital TV ("DTV") and computer display monitor ("CDM") patent portfolios and created a combined licensing opportunity to DTV and CDM manufacturers. Per an Agency and Management Services Agreement ("AMSA") entered into upon the creation of the Madison Arrangement, Technicolor was initially appointed as sole licensing agent of the arrangement, and InterDigital has now assumed that role. As licensing agent, we are responsible for making decisions regarding the prosecution and maintenance of the combined patent portfolio and the licensing and enforcement of the combined patent portfolio in the field of use of DTVs and CDMs on an exclusive basis during the term of the AMSA in exchange for an agent fee.

We were deemed to be the principal in this collaborative arrangement under ASC 808, and, as such, in accordance with ASC 606-10-55-36, *Revenue From Contracts with Customers - Principal Agent Considerations*, we record revenue generated on sales to third parties and costs incurred on a gross basis in the consolidated statements of income. Therefore, we recognize all royalties from customers as revenue and payments to Sony for its royalty share as operating expenses within the consolidated statements of income. Cost reimbursements for expenses incurred resulting from fulfilling the duties of the licensing agent are recorded as contra expenses. During the years ended December 31, 2025, 2024, and 2023, gross revenue recorded related to the Madison Arrangement were $41.7 million, $209.5 million, and $12.3 million, respectively. Net operating expenses related to the Madison Arrangement during the years ended December 31, 2025, 2024, and 2023 were $15.7 million, $84.1 million and $6.2 million, including $10.1 million, $81.3 million, and $3.3 million related to revenue sharing, respectively, and are reflected primarily within "*Licensing*" expenses in the consolidated statement of income.

Long-term debt

An affiliate of CPPIB Credit Investments Inc. ("CPPIB Credit"), a wholly owned subsidiary of Canada Pension Plan Investment Board, is a third-party investor in the Madison Arrangement. CPPIB Credit has made certain payments to Technicolor and Sony and has agreed to contribute cash to fund certain capital reserve obligations under the arrangement in exchange for a percentage of future revenue, specifically through September 11, 2030 in regard to the Technicolor patents.

Upon our assumption of Technicolor's rights and obligations under the Madison Arrangement, our relationship with CPPIB Credit met the criteria in ASC 470-10-25, *Sales of Future Revenue or Various Other Measures of Income* ("ASC 470"), which relates to cash received from an investor in exchange for a specified percentage or amount of revenue or other measure of income of a particular product line, business segment, trademark, patent, or contractual right for a defined period. Under this guidance, we recognized the fair value of our contingent obligation to CPPIB Credit, as of the acquisition date, as long-term debt in our consolidated balance sheet. This initial fair value measurement was based on the perspective of a market participant and includes significant unobservable inputs which are classified as Level 3 inputs within the fair value hierarchy. The fair value of the long-term debt as of December 31, 2025 is disclosed within Note 6, "*Concentration of Credit Risk and Fair Value of Financial Assets and Financial Liabilities*". Our repayment obligations are contingent upon future royalty revenue generated from the Madison Arrangement and there are no minimum or maximum payments under the arrangement.

Under ASC 470, amounts recorded as debt shall be amortized under the interest method. At each reporting period, we review the discounted expected future cash flows over the life of the obligation. The Company made an accounting policy election to utilize the catch-up method when there is a change in the estimated future cash flows, whereby we will adjust the carrying amount of the debt to the present value of the revised estimated future cash flows, discounted at the original effective interest rate, with a corresponding adjustment recognized as interest expense within "*Interest expense*" in the consolidated statements of income. The effective interest rate as of the acquisition date was approximately 14.5%. This rate represents the discount rate that equates the estimated future cash flows with the fair value of the debt as of the acquisition date, and is used to compute the amount of interest to be recognized each period based on the estimated life of the future revenue streams. During the years ended December 31, 2025 and 2024, we recognized a $2.3 million and $3.5 million interest expense within "*Interest expense*" in the consolidated statements of income. During the year ended December 31, 2023, we recognized a $1.6 million net reduction of interest expense due to a change in estimate resulting from updated estimated cash outflows owed under the arrangement which is included within "*Interest expense*" in the consolidated statements of income. Any future payments made to CPPIB Credit, or additional proceeds received from CPPIB Credit, will decrease or increase the long-term debt balance accordingly.

Restricted cash

Under the Madison Arrangement, the parties reserve cash in bank accounts to fund our activities to manage the portfolios. These accounts are custodial accounts for which the funds are restricted for this purpose. As of December 31, 2025 and 2024, the Company had $15.3 million and $24.2 million, respectively, of restricted cash included within the consolidated balance sheet attributable to the Madison Arrangement. Refer to Note 5, "*Cash, Cash Equivalents, Restricted Cash and Marketable Securities*", for a reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets.

Technicolor Contingent Consideration

As part of the Technicolor Acquisitions, we entered into a revenue-sharing arrangement with Technicolor that created a contingent consideration liability, which is accounted for under *ASC 450 - Contingencies* under the asset acquisition framework when the liability is deemed probable and estimable. Under the revenue-sharing arrangement, Technicolor receives 42.5% of future cash receipts from new licensing efforts from the Madison Arrangement only, subject to certain conditions and hurdles. As of December 31, 2025 and 2024, the contingent consideration liability from the revenue-sharing arrangement was deemed not probable and is therefore not reflected within the consolidated financial statements.

11. COMMITMENTS

Minimum future payments for accounts payable and other purchase commitments, excluding commenced long-term operating leases for office space, as of December 31, 2025 were as follows (in thousands):

2026.	$17,738
2027.	25
2028.	—
2029.	—
2030.	—
Thereafter	—

Refer to Note 10, "*Obligations*," for details of the Company's long-term debt obligations and the revenue-sharing arrangement with Technicolor resulting from the Technicolor Acquisitions. Refer to Note 17, "*Leases*," for maturities of the Company's operating lease liabilities as of December 31, 2025.

Defined Benefit Plans

In connection with the Technicolor Acquisitions, we assumed certain defined benefit plans which are accounted for in accordance with *ASC 715 - Compensation - Retirement Benefits*. These plans include a retirement lump sum indemnity plan and jubilee plan, both of which provide benefit payments to employees based upon years of service and compensation levels.

As of December 31, 2025 and 2024, the combined accumulated projected benefit obligation related to these plans totaled $5.5 million and $4.9 million, respectively. Service cost and interest cost for the combined plans totaled less than $0.5 million in each of the years ended December 31, 2025, 2024, and 2023 and the weighted average discount rate and assumed salary increase rate for these plans were 3.5% and 3.3%, respectively. These plans are not required to be funded and were not funded as of December 31, 2025.

Expected future benefit payments under these plans as of December 31, 2025 were as follows (in thousands):

2026	$ 353
2027	208
2028	254
2029	498
2030	485
2031-2035	3,100

12. LITIGATION AND LEGAL PROCEEDINGS

ARBITRATIONS AND COURT PROCEEDINGS

Amazon

United Kingdom Proceedings

In August 2025, Amazon.com, Inc. and certain of its subsidiaries ("Amazon") filed a claim in the High Court of Justice of England and Wales against the Company and certain of its subsidiaries. The claims allege the non-infringement and invalidity of certain patents relating to video coding and video streaming technologies. Amazon is seeking, among other relief, a rate-setting and order that InterDigital offer Amazon a RAND license as declared by the Court, or a declaration that InterDigital is in breach of its RAND commitment and an unwilling licensor and damages arising from such breach, and a declaration that the challenged patents are invalid and non-essential and not infringed.

The Company made a jurisdictional challenge, which was denied in December 2025. The Company intends to appeal that decision. A subset of the issues raised by Amazon's complaint are scheduled to be tried in September 2026, with the remainder to be scheduled later.

Brazil Proceedings

In September 2025, Amazon filed a claim in the Second Business Court of Sao Paolo ("Sao Paolo Court") against the Company and certain of its subsidiaries. The claims allege the non-infringement and non-essentiality of certain patents relating to video coding and video streaming technologies. Amazon is seeking a declaration that the challenged Brazilian patents are not infringed, and a declaration preventing enforcement by the Company of any video coding patents anywhere in Brazil.

In November 2025, the Company and certain of its subsidiaries filed a claim in the Regional Business Court of Rio de Janeiro against Amazon. The claim alleges infringement of certain of the Company's patents relating to video coding technologies. The Company is seeking, among other relief, damages and injunctive relief to prevent further infringement of the asserted patents.

DE Proceedings

In November and December 2025, the Company and certain of its subsidiaries filed patent infringement claims in three separate proceedings in the Munich and Mannheim Regional Courts against Amazon. The claims allege infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents. Trials are expected in two of the three proceedings in third quarter and fourth quarter 2026.

UPC Proceedings

In November and December of 2025, the Company and certain of its subsidiaries filed patent infringement claims in three separate proceedings in the Mannheim Local Divisional Court and Dusseldorf Local Divisional Court of the UPC against Amazon. The claims allege infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents.

International Trade Commission and Companion District Court Proceedings

In November 2025, the Company and certain of its subsidiaries filed a companion patent infringement complaint against Amazon in the Federal District Court of the District of Delaware. The claims allege infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents.

In December 2025, the Company and certain of its subsidiaries filed a complaint in the United States International Trade Commission alleging that Amazon infringes the same of the Company's five patents asserted in the companion case by making, using, offering for sale, and/or selling certain video-capable electronic devices like smart TVs, streaming devices, tablets and smart display devices, and components thereof that infringe certain claims of the asserted patents. As relief, the Company sought: (a) a limited exclusion order against Amazon barring from entry into the United States all of Amazon's products that infringe the asserted patents; (b) cease and desist orders prohibiting Amazon from importing, selling, offering for sale, marketing, advertising, and distributing, infringing products; and (c) a bond during the 60-day Presidential review period.

Eastern District of Virginia Proceedings

In December 2025, the Company and certain of its subsidiaries filed a claim in the Federal District Court of the Eastern District of Virginia against Amazon. The claim alleges infringement of four of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, damages to prevent further infringement of the asserted patents.

Disney

US Central District of California Proceedings

In February 2025, the Company and certain of its subsidiaries filed a claim in the Federal District Court of the Central District of California against The Walt Disney Co. and certain of its subsidiaries ("Disney"). The claim alleges infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, damages to prevent further infringement of the asserted patents.

In March 2025, Disney filed an answer and asserted multiple counterclaims against the Company. In April 2025 Disney filed a motion for an anti-suit injunction to prevent enforcement of any potential injunctive relief in Brazil, which the court denied.

A trial is scheduled for September 2026.

Brazil Proceedings

In February 2025, the Company and certain of its subsidiaries filed a claim in the Regional Business Court of Rio de Janeiro against The Walt Disney Co. and certain of its subsidiaries. The claim alleges infringement of certain of the Company's patents relating to video coding technologies. The Company is seeking, among other relief, damages and injunctive relief to prevent further infringement of the asserted patents.

In March 2025, Disney filed an answer and asserted a rate-setting counterclaim. In May 2025, the Company requested an anti-interference injunction to prevent Disney from continuing with its anti-suit injunction in California.

In September 2025, the Court granted the Company's preliminary injunction request. The Appellate Court initially granted Disney's request to stay the preliminary injunction pending hearing of an appeal, but that stay was lifted. Disney had until November 30, 2025, to comply fully with the injunction.

In October 2025, the Company filed another claim in the Regional Business Court of Rio de Janeiro against The Walt Disney Co. and certain of its subsidiaries. The claim alleges infringement of one of the Company's patents relating to video coding technologies. The Company is seeking, among other relief, damages and injunctive relief to prevent further infringement of the asserted patent.

Germany Proceedings

In February and April of 2025, the Company and certain of its subsidiaries filed patent infringement claims in four separate proceedings in the Munich Regional Court against The Walt Disney Co. and certain of its subsidiaries.

The claims allege infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents.

In October 2025, the Court held a hearing and issued an order finding validity of and infringement by Disney of one of the Company's patents. The order enjoined Disney from further infringement. Disney is currently appealing the Court's determinations. In January 2026, the Court imposed fines of €550,000 for Disney's violations of the injunction following a request for coercive measures from the Company.

In November 2025, the Court held another hearing and issued another order finding infringement by Disney of another of the Company's patents. The order also enjoined Disney from further infringement.

Hearings on the remaining two asserted patents have been scheduled for February 2026.

UPC Proceedings

In February and April of 2025, the Company and certain of its subsidiaries filed patent infringement claims in four separate proceedings in the Mannheim Local Divisional Court and Dusseldorf Local Divisional Court of the UPC against The Walt Disney Co. and certain of its subsidiaries. The claims allege infringement of certain of the Company's patents relating to video coding and video streaming technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents.

The Mannheim Court has scheduled a hearing for one of the two asserted patents in May 2026 with the remainder to be scheduled in the second half of 2026. The Dusseldorf Court has scheduled hearings for two asserted patents in June and July 2026.

Delaware Proceedings

In August 2025, a subsidiary of Disney filed an antitrust complaint against the Company and certain of its subsidiaries, and Technicolor in the Federal District Court of the District of Delaware. The claims allege the Company has engaged in monopolistic conduct in the licensing of its patents relating to video coding and video streaming technologies. Disney is seeking, among other relief, injunctive relief to halt the licensing practices it views as unlawful, and damages.

In September 2025, the Company filed a motion to dismiss Disney's complaint, or in the alternative, stay the case pending resolution of the Company's cases against Disney in California, Europe, and Brazil. In October 2025, the Antitrust Division of the United States Department of Justice filed a Statement of Interest in the Delaware case.

Lenovo

In fourth quarter 2024, the Company reached an agreement with Lenovo Group Limited and certain of its subsidiaries ("Lenovo") to enter into binding arbitration to determine the final terms of a new patent license agreement, which will be effective from January 1, 2024. In November 2024, the Company filed a request for arbitration with the International Chamber of Commerce. In March 2025, the International Chamber of Commerce confirmed the full tribunal for the arbitration. The Company anticipates that the arbitration hearing will occur before year end.

Samsung

The Company reached an agreement with Samsung Electronics Co. Ltd. ("Samsung") to enter into binding arbitration to determine the final terms of a renewed patent license agreement to certain of the Company's patents, to be effective from January 1, 2023. In July 2025, a panel of International Chamber of Commerce arbitrators determined the royalties of the patent license between the Company and Samsung covering Samsung's products other than digital televisions and computer display monitors, which have been licensed under a separate agreement. The panel set the total royalties at $1.05 billion for the eight-year patent license.

In December 2025, Samsung filed a request to the International Chamber of Commerce seeking to challenge the previously determined royalties.

Tesla

In December 2023, Tesla and certain of its subsidiaries filed a claim in the UK High Court against the Company and Avanci. The claim alleges invalidity of three of the Company's patents relating to 5G standards: European Patent (UK) Nos. 3,718,369, 3,566,413, and 3,455,985. Tesla sought, among other relief, a declaration that the patents at issue are invalid, not essential, and not infringed, revocation of the patents at issue, a declaration that the terms of the Avanci 5G Connected Vehicle platform license are not FRAND, and a determination of FRAND terms for a license between Tesla and Avanci covering its Avanci's 5G Connected Vehicle platform. In March 2024, the Company filed a jurisdiction challenge; the jurisdiction challenge was heard during May and June 2024, and in July 2024 the UK High Court issued a judgment dismissing Tesla's FRAND claims against the Company and Avanci, and maintaining Tesla's patent claims against the Company. The patent claims against the Company were further stayed by the UK High Court. An appeal hearing was held in December 2024, and the UK Court of Appeal upheld the lower court's decision and refused Tesla's request for permission to appeal. Tesla filed an application for permission to appeal to the Supreme Court. In July 2025, the Supreme Court granted Tesla's request for permission to appeal the issues of whether pool licenses are arguably required to be FRAND, whether all members of the Avanci 5G Platform must be joined to the case, and whether Tesla's claim advances the possibility of a bilateral license from the Company. In September 2025, the Company filed an application for permission to cross-appeal. The Supreme Court is set to hear the appeal in April 2026.

Transsion

UPC Proceedings

In September 2025, the Company and certain of its subsidiaries filed patent infringement claims in the Munich Local Divisional Court of the UPC against Transsion Holdings Pvt Ltd and certain of its subsidiaries ("Transsion"). The claims allege infringement of certain of the Company's patents relating to cellular SEP technologies and video coding and video technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents.

India Proceedings

In September and October 2025, the Company and certain of its subsidiaries filed patent infringement claims in the Delhi High Court against Transsion. The claims allege infringement of certain of the Company's patents relating to cellular SEP technologies and video coding and video technologies. The Company is seeking, among other relief, injunctive relief to prevent further infringement of the asserted patents, damages, and a declaration that the Company is FRAND compliant and that Transsion is an unwilling licensee with respect to the FRAND claims.

Brazil Proceedings

In September 2025, the Company and certain of its subsidiaries filed a claim in the Regional Business Court of Rio de Janeiro against Transsion. The claim alleges infringement of certain of the Company's patents relating to cellular SEP technologies. The Company is seeking, among other relief, damages and injunctive relief to prevent further infringement of the asserted patents.

OTHER

We are party to certain other disputes and legal actions in the ordinary course of business, including arbitrations and legal proceedings with licensees regarding the terms of their agreements and the negotiation thereof. We do not currently believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows. None of the preceding matters have met the requirements for accrual or disclosure of a potential range as of December 31, 2025, except as noted above.

13. COMPENSATION PLANS AND PROGRAMS

Compensation Programs

We use a variety of compensation programs to attract, retain and motivate our employees, and to more closely align employee compensation with company performance. These programs include, but are not limited to, short-term incentive awards tied to performance goals, cash awards to inventors for filed patent applications and patent issuances, and long-term incentives in the form of stock option awards, time-based RSU awards, performance-based RSU awards.

Our long-term incentives typically include annual time-based RSU grants or cash awards with a three-year vesting period, as well as annual performance-based RSU grants or cash awards with a three to five-year performance period; as a result, in any one year, we are typically accounting for at least three active cycles.

Additionally, from time to time, executive officers are awarded long term incentives or new hire grants that may include time-based RSUs, performance-based RSUs or options. We issue new shares of our common stock to satisfy our obligations under the share-based components of these programs. However, our Board of Directors has the right to authorize the issuance of treasury shares to satisfy such obligations in the future.

Equity Incentive Plans

On June 11, 2025, our shareholders adopted and approved the 2025 Equity Incentive Plan (the "2025 Plan"), under which officers, employees, non-employee directors and consultants can receive share-based awards such as RSUs, restricted stock and stock options as well as other stock or cash awards. Subject to the adjustment provisions contained in the 2025 Plan, as of the effective date of the 2025 Plan, the maximum number of shares for issuance under the 2025 Plan equal to 3.7 million shares of our common stock. Upon adoption of the 2025 Plan by shareholders, the 2017 Equity Incentive Plan (the "2017 Plan") was terminated and no new awards are granted under the 2017 Plan after June 11, 2025.

RSUs

We may issue RSUs to officers, employees, non-employee directors and consultants. Any cancellations of unvested RSUs granted under the Equity Plans will increase the number of shares remaining available for grant under the 2025 Plan. Time-based RSUs vest over periods generally ranging from one to three years from the date of the grant. Performance-based RSUs also generally have a vesting period between three and five years. Milestone performance-based RSUs may vest at any time upon achievement of the milestone goal during the performance period, which is seven years for the most recent CEO award.

As of December 31, 2025, we had unrecognized compensation cost related to share-based awards of $41.8 million, at current performance accrual rates. For time-based grants with graded vesting, we expect to amortize the associated unrecognized compensation cost using an accelerated method. For time-based grants that cliff vest, we expect to amortize the associated unrecognized compensation cost as of December 31, 2025, on a straight-line basis generally over the remaining vesting period.

Vesting of performance-based RSU awards is subject to attainment of specific goals established by the Human Capital Committee of the Board of Directors. Depending upon performance achievement against these goals, the number of shares that generally vest can be anywhere from 0 to 2 times the target number of shares.

Information with respect to current RSU activity is summarized as follows (in thousands, except per share amounts):

	Number of Unvested RSUs	Weighted Average Per Share Grant Date Fair Value
Balance at December 31, 2024	1,154	$ 79.40
Granted*	285	213.21
Forfeited	(102)	127.39
Vested	(482)	70.17
Balance at December 31, 2025	855	$123.33

_____

*   *These numbers include fewer than 0.1 million RSUs credited on unvested RSU awards as dividend equivalents. Dividend equivalents accrue with respect to unvested RSUs when and as cash dividends are paid on the Company's common stock, and vest if and when the underlying RSUs vest. Granted amounts include performance-based RSU awards at their maximum potential payout.*

During 2025, 2024 and 2023, we granted approximately 0.3 million, 0.5 million and 0.5 million RSUs under the Equity Plans, respectively, with weighted-average per share grant date fair values of $213.21, $104.08 and $73.80, respectively, assuming target payout for the performance-based awards. The total vest date fair value of the RSUs that vested in 2025, 2024 and 2023 was $105.2 million, $48.1 million and $31.0 million, respectively. The weighted average per share grant date fair value of the awards that vested in 2025, 2024 and 2023 was $70.17, $64.81 and $54.95, respectively.

Other Equity Grants

We grant equity awards to non-management Board members and may grant equity awards to certain consultants.

Stock Options

The 2017 Plan allowed, and the 2025 Plan allows, for the granting of incentive and non-qualified stock options, as well as other securities. The administrator of the Equity Plans, the Human Capital Committee of the Board of Directors, determines the number of options to be granted, subject to certain limitations set forth in the applicable plan. We grant performance-based stock options to our CEO annually as part of our long-term incentive program. Performance-based options typically have a vesting period between three and five years. Milestone performance-based options may vest at any time upon achievement of the milestone goal during the performance period, which is seven years for the most recent CEO award.

Vesting of performance-based option awards is subject to attainment of specific goals established by the Human Capital Committee of the Board of Directors. Depending upon performance achievement against these goals, the number of performance-based stock options that generally vest can be anywhere from 0 to 2 times the target number of stock options.

Under the terms of the Equity Plans, the exercise price per share of each option, other than in the event of options granted in connection with a merger or other acquisition, cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Options granted under the Equity Plans are generally exercisable for a period of ten years from the date of grant and may vest upon the attainment of specified performance goals.

The fair value for option awards is computed using the Black-Scholes pricing model, whose inputs and assumptions are determined as of the date of grant and which require considerable judgment. Expected volatility was based upon a combination of implied and historic volatilities. The weighted-average grant date fair value per option award granted during the years ended December 31, 2025, 2024 and 2023 was $84.13, $36.00, and $24.41, respectively, based upon the assumptions included in the table below:

| | Year Ended December 31, | | |
	2025	2024	2023
Expected term (in years)	6.5	6.6	7.5
Expected volatility	39.1%	31.7%	32.8%
Risk-free interest rate	4.0%	4.2%	3.6%
Dividend yield	1.2%	1.5%	1.9%

Information with respect to current year stock option activity is summarized as follows (in thousands, except per share amounts):

	Outstanding Options	Weighted Average Exercise Price
Balance at December 31, 2024	946	$ 77.18
Granted*	63	206.75
Forfeited	—	—
Exercised	(101)	72.34
Balance at December 31, 2025	908	$ 86.77

---

* *Granted amounts include performance-based option awards at their maximum potential payout.*

The weighted average remaining contractual life of our outstanding options was 7.3 years as of December 31, 2025. Options with an indefinite contractual life, which were granted between 1983 and 1986 under a prior stock plan, were assigned an original life in excess of 50 years for purposes of calculating the weighted average remaining contractual life. The majority of these options have an exercise price between $9.00 and $11.63.

The total intrinsic value of our outstanding options as of December 31, 2025 was $210.3 million. Of the 0.9 million outstanding options as of December 31, 2025, 0.4 million were exercisable with a weighted-average exercise price of $63.65. Options exercisable as of December 31, 2025, had total intrinsic value of $111.0 million and a weighted average remaining contractual life of 6.7 years. The total intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $13.8 million, $0.5 million and $5.4 million, respectively. In 2025, we recorded cash received from the exercise of options of $7.3 million. Upon option exercise, we issued new shares of stock.

As of December 31, 2025, we had unrecognized compensation cost on our unvested stock options of $5.2 million, at current performance accrual rates. As of both December 31, 2025 and 2024, we had approximately 0.9 million options outstanding that had exercise prices less than the fair market value of our stock at the respective balance sheet date. These options would have generated cash proceeds to the Company of $78.8 million and $73.0 million, respectively, if they had been fully exercised on those dates.

Defined Contribution Plans

We have a 401(k) plan ("Savings Plan") wherein employees can elect to defer compensation within federal limits. We match a portion of employee contributions. Our contribution expense to our Savings Plan and other defined contributions plans was approximately $1.9 million, $1.7 million and $1.4 million for 2025, 2024 and 2023, respectively.

Under the Deferred Plan, eligible US employees may make tax-deferred contributions that cannot be made under the 401(k) Plan due to Internal Revenue Service limitations. We match 50% of a participant's contributions up to 6% of the participant's applicable compensation. From time to time InterDigital makes discretionary company contributions to the Deferred Plan on behalf of a participant.

14. TAXES

Our domestic/foreign pre-tax income consists of the following components for 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Pre-Tax Income by Jurisdiction			
Domestic	$451,214	$333,983	$242,780
Foreign	18,218	95,433	(8,170)
Total	$469,432	$429,416	$234,610

Our income tax provision consists of the following components for 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ (17,743)	$ 36,977	$ 45,816
State	161	687	(229)
Foreign source withholding tax	93,852	32,578	12,444
	76,270	70,242	58,031
Deferred			
Federal	(104,057)	(38,193)	(41,922)
State	(133)	(144)	615
Foreign	—	9,760	(9,759)
Foreign source withholding tax	90,708	29,137	16,592
	(13,482)	560	(34,474)
Total	$ 62,788	$ 70,802	$ 23,557

The deferred tax assets and liabilities were comprised of the following components at December 31, 2025 and 2024 (in thousands):

	December 31,	
	2025	2024
Net operating losses	$ 91,486	$ 95,751
Capitalized research and development	40,438	29,432
Deferred revenue, net	36,813	46,073
Amortization and depreciation	23,097	22,707
Tax credit carryforward	10,737	—
Debt amortization	5,863	9,334
Other	24,505	22,797
Deferred tax asset	232,939	226,094
Less: valuation allowance	(89,190)	(95,465)
Net deferred tax asset	143,749	130,629
Other	(2,200)	(2,475)
Deferred tax liability	(2,200)	(2,475)
Net deferred tax asset	$141,549	$128,154

The following is a reconciliation of effective tax rates at the federal statutory tax rate recorded by the Company for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,					
	2025		2024		2023	
U.S. federal statutory tax rate	$ 98,553	21.0%	$ 90,148	21.0%	$ 49,268	21.0%
State and local income taxes, net of federal income tax effect[a]	(6)	—%	399	0.1%	434	0.2%
Foreign Tax Effects						
France						
Changes in valuation allowances	(1,157)	(0.3)%	(2,764)	(0.6)%	(5,222)	(2.2)%
Other	(947)	(0.2)%	2,140	0.5%	(2,404)	(1.0)%
Korea						
Foreign withholding taxes	63,811	13.6%	10,456	2.4%	4,591	2.0%
China						
Foreign withholding taxes	25,624	5.4%	17,061	4.0%	9,965	4.2%
Other	136	—%	23	—%	(6)	—%
Other foreign jurisdictions	799	0.2%	1,246	0.3%	2,187	0.9%
Effect of Cross-Border Tax Laws						
Global Intangible Low-Taxed Income	777	0.2%	5,095	1.2%	812	0.3%
Foreign-Derived Intangible Income	(30,308)	(6.5)%	(23,042)	(5.4)%	(16,734)	(7.1)%
Foreign tax credit on withholding taxes	(90,708)	(19.3)%	(29,137)	(6.8)%	(16,593)	(7.1)%
Other	1,754	0.4%	—	—%	—	—%
Tax Credits						
Research and development tax credit	(2,354)	(0.5)%	(1,673)	(0.4)%	(1,313)	(0.6)%
Change in valuation allowance	—	—%	(8)	—%	—	—%
Nontaxable or Nondeductible Items						
Share-based compensation	(15,036)	(3.2)%	(4,448)	(1.0)%	(2,973)	(1.3)%
Non-deductible officers' compensation	10,755	2.3%	6,612	1.5%	3,260	1.4%
Other	1,292	0.3%	576	0.1%	1,591	0.7%
Changes in unrecognized tax benefits	436	0.1%	419	0.1%	(889)	(0.4)%
Other	(633)	(0.1)%	(2,301)	(0.5)%	(2,417)	(1.0)%
Total tax provision	$ 62,788	13.4%	$ 70,802	16.5%	$ 23,557	10.0%

(a) State taxes in Massachusetts & Delaware made up the majority (greater than 50%) of the tax effect in this category

Income Tax Reform

The One Big Beautiful Bill Act (the "OBBBA") was signed into law on July 4th, 2025. The OBBBA contains significant tax law changes with various effective dates affecting business taxpayers. Among the tax law changes that will impact the Company relate to the timing and amount of certain tax deductions including FDII, depreciation expense, R&D expenditures and interest expense. The tax law changes did not have an impact on the tax provision in 2025.

Valuation Allowances and Net Operating Losses

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. Given the binary nature of our business, at this time we believe it is more likely than not that the majority of our state net operating losses and net operating losses in certain subsidiaries in France, as well as our non-wholly owned subsidiaries in the United States and United Kingdom will not be utilized; therefore we have maintained a near full valuation allowance against our state, French and United Kingdom net operating losses as of December 31, 2025. We also maintain a valuation allowance against certain temporary differences other than the net operating losses in these jurisdictions.

At December 31, 2025, we had no U.S net operating loss carryforwards and non-U.S. net operating loss carryforwards amounting to $89.7 million which can be indefinitely carried forward under French statutes. In addition, we had U.S. state net operating loss carryforwards of $1.3 billion, of which $27.7 million can be indefinitely carried forward, while the remaining $1.3 billion will expire in varying amounts from 2026 to 2045. We had $10.1 million of foreign tax credit carried forward that will expire in 2035 and $0.7 million of R&D credit carried forward that will expire in 2045.

The Company recognizes deferred tax balances related to the undistributed earnings of subsidiaries when it expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. On December 31, 2025, the Company does not have distributable earnings in foreign subsidiaries that would be subject to deferred taxes.

Uncertain Income Tax Positions

As of December 31, 2025, 2024 and 2023, we had $13.5 million, $13.8 million and $14.4 million, respectively, of unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate. The total amount of unrecognized tax benefits could change within the next twelve months for a number of reasons including audit settlements, tax examination activities and the recognition and measurement considerations under this guidance.

During 2025, 2024 and 2023, we reduced the reserve previously established for the amended returns by $0.7 million for the benefit available in the current year had it not been included on the amended returns. In addition, during 2023 we reduced the previously recorded reserve for withholding tax by $1.1 million due to favorable guidance from the taxing authorities in the United States.

The following is a roll forward of our total gross unrecognized tax benefits, which if reversed would impact the effective tax rate, for the fiscal years 2025 through 2023 (in thousands):

	December 31,		
	2025	2024	2023
Balance as of January 1	$13,848	$14,385	$16,052
Tax positions related to current year:			
Additions	366	165	91
Tax positions related to prior years:			
Additions	—	—	—
Reductions	(695)	(702)	(1,758)
Balance as of December 31	$13,519	$13,848	$14,385

Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company and its subsidiaries are subject to United States federal income tax, foreign income and withholding taxes and income taxes from multiple state jurisdictions. Our federal income tax returns for 2006 to the present, with the exception of 2011 and 2012, are currently open and will not close until the respective statutes of limitations have expired. The 2014, 2015 and 2018-2020 Federal income tax returns are currently under audit by the IRS. The statutes of limitations generally expire three years following the filing of the return or in some cases three years following the utilization or expiration of net operating loss carry forwards. The statute of limitations applicable to our open federal returns will expire at the end of 2027. The Company is subject to French corporate income tax on certain subsidiaries. The statute of limitations applicable to our open French returns will expire in 2026. Excluding the Korea Competent Authority Proceeding and the Finland Competent Authority Proceeding described in the section below, specific tax treaty procedures remain open for certain jurisdictions for 2014 to the present. Many of our subsidiaries have filed state income tax returns on a separate company basis. To the extent these subsidiaries have unexpired net operating losses, their related state income tax returns remain open. These returns have been open for varying periods, some exceeding ten years. The total amount of state net operating losses is $1.3 billion.

Foreign Taxes

We pay foreign source withholding taxes on patent license royalties when applicable. We apply foreign source withholding tax payments against our United States federal income tax obligations to the extent we have foreign source income to support these credits. In 2025, 2024 and 2023, we paid $91.5 million, $23.3 million and $12.0 million in foreign source withholding taxes, respectively, and applied these payments as credits against our United States federal tax obligation.

Between 2014 and 2025, we paid approximately $205.2 million in foreign taxes to foreign governments that have tax treaties with the U.S., for which we have claimed foreign tax credits against our U.S. tax obligations, and for which the tax treaty procedures are still open. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to foreign currency fluctuations, any such agreement could result in foreign currency gain or loss.

On November 8, 2019, the Company received notification that its request for competent authority pertaining to Article 25 (Mutual Agreement Procedure) of the United States-Republic of Finland Income Tax Convention had been reviewed by the IRS and an agreement has been reached (the "Finland Competent Authority Proceeding"). As a result of this agreement, the Company does not anticipate any tax consequences.

In France, where we have substantial operations, we benefit from research tax credits applicable to French technology companies, including the Crédit Impôt Recherche ("CIR"). While we have historically benefited from the CIR, the French government has recently challenged our eligibility for portions of the CIR that they previously accepted. The Company received notification from the French Tax Authorities that the CIR credit on patent costs has been rejected for tax years 2019 and 2020. The Company has filed petitions in the Lower Court of Paris to litigate this matter. Between 2019 and 2025, the Company has recorded benefits totaling approximately $29 million for CIR credit on patent related costs.

15. NET INCOME PER SHARE

Basic Earnings Per Share ("EPS") is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other securities with features that could result in the issuance of common stock were exercised or converted to common stock or resulting from the unvested outstanding restricted stock units ("RSUs"). The following table reconciles the numerator and the denominator of the basic and diluted net income per share computation (in thousands, except for per share data):

	Year Ended December 31,		
	2025	2024	2023
Net income	$406,644	$358,614	$214,069
Weighted-average shares outstanding:			
Basic	25,794	25,325	26,860
Dilutive effect of stock options and RSUs	1,168	1,008	704
Dilutive effect of warrants	3,409	985	—
Dilutive effect of convertible securities	4,103	2,393	538
Diluted	34,474	29,711	28,102

	Year Ended December 31,		
	2025	**2024**	**2023**
Earnings per share:			
Basic	$15.77	$14.16	$ 7.97
Dilutive effect of stock options and RSUs	(0.53)	(0.48)	(0.19)
Dilutive effect of warrants	(1.56)	(0.47)	—
Dilutive effect of convertible securities	(1.88)	(1.14)	(0.16)
Diluted	$11.80	$12.07	$ 7.62

Shares of common stock issuable upon the exercise or conversion of certain securities have been excluded from our computation of EPS because the strike price or conversion rate, as applicable, of such securities was greater than the average market price of our common stock for the years ended December 31, 2025, 2024 and 2023, as applicable, and, as a result, the effect of such exercise or conversion would have been anti-dilutive. Set forth below are the securities and the weighted average number of shares of common stock underlying such securities that were excluded from our computation of EPS for the periods presented (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Restricted stock units and stock options	1	1	106
Warrants	2,556	6,271	7,488
Total	2,557	6,272	7,594

Convertible Notes and Warrants

Refer to Note 10, "*Obligations*," for information about the Company's convertible notes and warrants and related conversion and strike prices. During periods in which the average market price of the Company's common stock is above the applicable conversion price of the Company's convertible notes, or above the strike price of the Company's outstanding warrants, the impact of conversion or exercise, as applicable, would be dilutive and such dilutive effect is reflected in diluted EPS. As a result, in periods where the average market price of the Company's common stock is above the conversion price or strike price, as applicable, under the if-converted method, the Company calculates the number of shares issuable under the terms of the convertible notes and the warrants based on the average market price of the stock during the period, and includes that number in the total diluted shares outstanding for the period.

16. EQUITY TRANSACTIONS

Repurchase of Common Stock

In June 2014, our Board of Directors authorized a $300 million share repurchase program (the "Share Repurchase Program"). Subsequently our Board of Directors authorized five $100 million increases to the program, respectively, and an additional $333 million in December 2022 and an additional $235 million in December 2023, bringing the total amount of the Share Repurchase Program to approximately $1.4 billion. The Company may repurchase shares under the Share Repurchase Program through open market purchases, pre-arranged trading plans or privately negotiated purchases.

The table below sets forth the total number of shares repurchased and the dollar value of shares repurchased under the Share Repurchase Program (in thousands). As of December 31, 2025, there was approximately $127.2 million remaining under the Share Repurchase Program authorization.

	Share Repurchase Program	
	# of Shares	**Value**
2025	385	$102,319
2024	644	66,726
2023	4,411	339,704
2022	1,224	74,445

	Share Repurchase Program	
	# of Shares	Value
2021	458	30,000
2020	6	349
2019	2,962	196,269
2018	1,478	110,505
2017	107	7,693
2016	1,304	64,685
2015	1,836	96,410
2014	3,554	152,625
Total.	18,369	$1,241,730

In 2023, we commenced a modified ''Dutch auction'' tender offer (the ''Tender Offer''), which resulted in the repurchase of 2.7 million shares of our common stock at a price of $72.98 per share, for an aggregate cost of $199.9 million, excluding fees, expenses and excise tax relating to the Tender Offer.

Dividends

Cash dividends on outstanding common stock declared in 2025 and 2024 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2025			
First quarter	$0.60	$15,577	$15,577
Second quarter.	0.60	15,507	31,084
Third quarter	0.70	18,041	49,125
Fourth quarter	0.70	17,980	67,105
	$2.60	$67,105	
2024			
First quarter	$0.40	$10,155	$10,155
Second quarter.	0.40	10,052	20,207
Third quarter	0.45	11,366	31,573
Fourth quarter	0.45	11,557	43,130
	$1.70	$43,130	

In 2025, we increased the quarterly cash dividend to $0.70 per share beginning with the dividend declared in third quarter 2025 and paid in fourth quarter 2025. Combined with previous increases, we have increased the dividend by 75% since the start of 2024. We currently expect to continue to pay dividends in accordance with our dividend policy; however, continued payment of cash dividends and changes in the Company's dividend policy will depend on the Company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by our Board of Directors.

17. LEASES

The Company enters into operating leases primarily for real estate to support research and development (''R&D'') sites and general office space in North America, with additional locations in Europe, China, and Canada. The Company does not currently have any finance leases. Certain leases include options to extend the lease at our discretion at the end of the lease term, or terminate the lease early subject to certain conditions and penalties. We do not include any renewal options in our lease terms for calculating our lease liabilities, as the renewal options allow us to maintain operational flexibility and we are not reasonably certain we will exercise these options.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the specific facts and circumstances present. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable, and as such, the Company utilizes its incremental borrowing rate as the discount rate based on information available on the lease commencement date. Our incremental borrowing rate represents the rate we would incur to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The table below includes the balances of operating lease right-of-use assets and operating lease liabilities as of December 31, 2025 and 2024 (in thousands):

	Balance Sheet Classification	December 31, 2025	December 31, 2024
Assets			
Operating lease right-of-use assets, net	Other non-current assets, net	$13,797	$15,218
Total Lease Assets		$13,797	$15,218
Liabilities			
Operating lease liabilities - Current	Other accrued expenses	$ 4,093	$ 3,398
Operating lease liabilities - Noncurrent	Other long-term liabilities	13,540	15,772
Total Lease Liabilities		$17,633	$19,170

The components of lease costs which were included within operating expenses in our consolidated statement of income were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$4,059	$3,982	$3,821
Short-term lease cost	174	246	388
Variable lease cost	1,177	1,376	1,316

For the years ended December 31, 2025, 2024, and 2023, we did not have any sublease income. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025 and 2024 was $4.6 million and $4.1 million, respectively, and was included in net cash provided by operating activities in our consolidated statement of cash flows. As of December 31, 2025, the weighted average remaining operating lease term was 4.4 years and the weighted average discount rate used to determine the operating lease liabilities was 6.2%. As of December 31, 2025, there have been no leases entered into that have not yet commenced.

The maturities of our operating lease liabilities as of December 31, 2025, excluding short-term leases with terms less than 12 months, were as follows (in thousands):

Maturity of Operating Lease Liabilities	
2026.	$ 5,043
2027.	4,571
2028.	4,014
2029.	3,646
2030.	2,224
Thereafter	630
Total lease payments	20,128
Less: Imputed interest	(2,495)
Present value of lease liabilities	$17,633

18. OTHER INCOME, NET

The amounts included in "*Other income, net*" in the consolidated statements of income for the year ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest and investment income	$40,025	$40,395	$46,628
Other	8,516	(5,070)	11,184
Other income, net	$48,541	$35,325	$57,812

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.***

None.

Item 9A. ***CONTROLS AND PROCEDURES.***

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, with the assistance of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management determined that, as of December 31, 2025, the Company maintained effective internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears under Part II, Item 8, of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during fourth quarter 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION.*

During fourth quarter 2025, the following Section 16 officers adopted, modified or terminated "Rule 10b5-1 trading arrangements" (as defined in Item 408 of Regulation S-K of the Exchange Act) intending to satisfy the affirmative defense conditions of Rule 10b5-1© under the Exchange Act:

Name	Action	Date	Trading Arrangement Rule 10b5-1	Non-Rule 10b5-1	Maximum Shares to be Sold	Expiration Date
Rajesh Pankaj	Adopt	November 20, 2025	X		13,500	December 31, 2026
Joan Gillman	Adopt	November 12, 2025	X		625	November 12, 2026
John D. Markley, Jr.	Adopt	November 7, 2025	X		1,100	November 6, 2026
John D. Markley, Jr.[1]	Terminate	November 6, 2025	X		663	August 7, 2026
Derek Aberle	Adopt	November 4, 2025	X		518	November 4, 2026

(1) John D. Markley, Jr. terminated his Rule 10b5-1 trading arrangement adopted on August 8, 2025 prior to its expiration. No shares had been sold under the plan before termination.

Item 9C. *DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this item is incorporated by reference to the information following the captions "Election of Directors," "EXECUTIVE OFFICERS," "Delinquent Section 16(a) Reports," "Code of Ethics," "Nominating and Corporate Governance Committee" and "Audit Committee" in the definitive proxy statement to be filed pursuant to Regulation 14A in connection with our 2026 annual meeting of shareholders not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K (the "Proxy Statement").

We also have an insider trading policy which governs the purchase, sale and/or other dispositions of our securities by our directors, executive officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. *EXECUTIVE COMPENSATION.*

The information required by this item is incorporated by reference to the information following the captions "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required by this item is incorporated by reference to the information following the captions "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required by this item is incorporated by reference to the information following the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "Director Independence" in the Proxy Statement.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information required by this item is incorporated by reference to the information following the captions "Fees of Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement.

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

    (a)   The following documents are filed as a part of this Form 10-K:

        (1)   Financial Statements.

The information required by this item begins on Page 50.

        (2)   Financial Statement Schedules.

The following financial statement schedule of InterDigital is included herewith and should be read in conjunction with the Financial Statements included in this Item 15.

Valuation and Qualifying Accounts

	Balance Beginning of Period	Increase/ (Decrease)	Reversal of Valuation Allowance	Balance End of Period
2025 valuation allowance for deferred tax assets	$ 95,465	$(4,009)[a]	$(2,266)	$ 89,190
2024 valuation allowance for deferred tax assets	$104,830	$(9,365)[b]	$ —	$ 95,465
2023 valuation allowance for deferred tax assets	$122,217	$(7,628)[b]	$(9,759)	$104,830
2025 reserve for uncollectible accounts.................	$ —	$ —	$ —	$ —
2024 reserve for uncollectible accounts.................	$ —	$ —	$ —	$ —
2023 reserve for uncollectible accounts.................	$ —	$ —	$ —	$ —

(a)   The decrease was primarily related to the change in Pennsylvania state tax rate, expired PA net operating losses, and utilization of certain French deferred tax assets. The Chordant entities were dissolved with all DTAs written off during 2025 and well as amending French tax filings adjusting their NOL, all offset by a reclass of valuation allowance.

(b)   The decrease was primarily related to the decrease in Pennsylvania state tax rate and utilization of certain French deferred tax assets. There was a partial release of valuation allowance against deferred tax assets in France due to the Samsung deal in 2024.

        (3)   Exhibits.

See Item 15(b) below.

    (b)

Exhibit Number	Exhibit Description
*3.1	Amended and Restated Articles of Incorporation of InterDigital (Exhibit 3.1 to InterDigital's Current Report on Form 8-K filed on June 7, 2011).
*3.2	Amended and Restated Bylaws of InterDigital (Exhibit 3.1 to InterDigital's Current Report on Form 8-K filed on July 15, 2022).
*4.1	Specimen Stock Certificate of InterDigital (Exhibit 4.3 to InterDigital's Quarterly Report on Form 10-Q filed on April 28, 2011).
*4.2	Description of InterDigital's Securities (Exhibit 4.2 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2020).
*4.3	Indenture, dated May 27, 2022, between InterDigital, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to InterDigital's Form 8-K filed on May 27, 2022).
*4.4	Form of 3.50% Senior Convertible Note due 2027 (included in Exhibit 4.1 to InterDigital's Current Report on Form 8-K filed on May 27, 2022).
	Benefit Plans
†*10.1	Non-Qualified Stock Option Plan, as amended (Exhibit 10.4 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1991).
†*10.2	Amendment to Non-Qualified Stock Option Plan (Exhibit 10.31 to InterDigital's Quarterly Report on Form 10-Q filed on August 14, 2000).
*10.3	Amendment to Non-Qualified Stock Option Plan, effective October 24, 2001 (Exhibit 10.6 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit Number	Exhibit Description
†*10.4	2009 Stock Incentive Plan (Exhibit 99.1 to InterDigital's Registration Statement on Form S-8 filed on June 4, 2009 (File No. 333-159743)).
†*10.5	Amendment to 2009 Stock Incentive Plan, effective as of June 12, 2013 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q filed on July 26, 2013).
†*10.6	2015 Amendment to 2009 Stock Incentive Plan, effective as of June 11, 2015 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q filed on July 30, 2015).
†*10.7	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Stock Options (Exhibit 10.5 to InterDigital's Current Report on Form 8-K filed on January 28, 2013).
†*10.8	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Time-Based Restricted Stock Units (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q filed on April 29, 2015).
†*10.9	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Performance-Based Restricted Stock Units (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q filed on April 29, 2015).
†*10.10	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Stock Options (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q filed on April 29, 2015).
†*10.11	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Non-Employee Directors) (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q filed on July 26, 2013).
†*10.12	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Non-Employee Directors) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q filed on July 26, 2013).
†*10.13	2017 Equity Incentive Plan (Exhibit 10.1 to InterDigital's Registration Statement on Form S-8 filed on June 15, 2017 (File No. 333-218755)).
†*10.14	2017 Equity Incentive Plan, Form of Agreement for Time-Based Restricted Stock Unit Awards (Exhibit 10.2 to InterDigital's Current Report on Form 8-K filed on June 16, 2017).
†*10.15	2017 Equity Incentive Plan, Form of Agreement for Performance-Based Restricted Stock Unit Awards (Exhibit 10.3 to InterDigital's Current Report on Form 8-K filed on June 16, 2017).
†*10.16	2017 Equity Incentive Plan, Form of Agreement for Option Awards (Exhibit 10.4 to InterDigital's Current Report on Form 8-K filed on June 16, 2017).
†*10.17	2017 Equity Incentive Plan, Form of Agreement for Restricted Stock Unit Awards to Non-Employee Directors (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2017).
†*10.18	Compensation Program for Non-Management Directors (as amended March 2017) (Exhibit 10.1 to InterDigital's Current Report on Form 8-K filed on April 3, 2017).
†*10.19	2017 Equity Incentive Plan, Form of Term Sheet for 2018 Performance-Based Restricted Stock Unit Awards (Exhibit 10.1 to InterDigital, Inc.'s Current Report on Form 8-K filed on July 9, 2018).
†*10.20	2017 Equity Incentive Plan, Form of Term Sheet for 2018 Performance-Based Stock Option Awards (Exhibit 10.2 to InterDigital, Inc.'s Current Report on Form 8-K filed on July 9, 2018).
†*10.21	2017 Equity Incentive Plan, Form of Agreement for Time-Based Restricted Stock Unit Awards (revised October 2018) (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q filed on November 1, 2018).
†*10.22	2017 Equity Incentive Plan, Form of Agreement for Performance-Based Restricted Stock Unit Awards (revised October 2018) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q filed on November 1, 2018).
†*10.23	2017 Equity Incentive Plan, Form of Agreement for Stock Option Awards (revised October 2018) (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q filed on November 1, 2018).
†*10.24	2025 Equity Incentive Plan (Exhibit 10.1 to InterDigital's Registration Statement on Form S-8 filed on June 11, 2025).
*10.25	2025 Stock Incentive Plan, Form of Agreement for Restricted Stock Units (Time Based Award) (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q filed on July 31, 2025).
†*10.26	2025 Stock Incentive Plan, Form of Agreement for Restricted Stock Units (Non-Employee Directors) (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q filed on July 31, 2025).
†*10.27	InterDigital Inc. Amended and Restated Executive Severance and Change in Control Policy (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q filed on October 30, 2025).
†*10.28	2017 Equity Incentive Plan, Form of Term Sheet for Performance-Based Restricted Stock Unit Awards (revised July 2024).(Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q filed on August 1, 2024).

Exhibit Number	Exhibit Description
†*10.29	2017 Equity Incentive Plan, Form of Term Sheet for Performance-Based Stock Option Awards (revised July 2024).(Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q filed on August 1, 2024).
†10.30	Amended Compensation Program for Non-Management Directors
*10.31	Amended and Restated Stock Ownership Guidelines for Directors and Executive Officers (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q filed on May 1, 2025).
†*10.32	Amended and Restated Deferred Compensation Plan (Exhibit 10.29 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2023).
	Employment-Related Agreements
†*10.33	Form of Executive Mutual Agreement for Individual Arbitration (Included in Exhibit 10.27).
†*10.34	Form of Indemnity Agreement between InterDigital and certain of its directors and executive officers (Exhibit 10.27 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2021).
†*#10.35	Executive Agreement between InterDigital International, LLC and Eeva Hakoranta, dated June 2, 2020 (Exhibit 10.28 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2021).
†*10.36	Offer Letter Between InterDigital and Liren Chen dated March 13, 2021 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q filed on May 6, 2021).
†*#10.37	Offer Letter between InterDigital, Inc. and Rajesh Pankaj dated June 16, 2022 (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q filed on August 4, 2022).
	Other Material Contracts
*10.39	Form of Convertible Note Hedge Transaction Confirmation (Exhibit 10.2 to InterDigital's Current Report on Form 8-K filed on May 27, 2022).
*10.40	Form of Warrant Transaction Confirmation (Exhibit 10.3 to InterDigital's Current Report on Form 8-K filed on May 27, 2022).
*10.41	Form of Unwind Agreement (Exhibit 10.4 to InterDigital's Form 8-K filed on May 27, 2022).
	Other Exhibits
19	Insider Trading Policy
21	Subsidiaries of InterDigital.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350.
*97	Amended and Restated Clawback Policy (Exhibit 97 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Incorporated by reference to the previous filing indicated.

†   Management contract or compensatory plan or arrangement.

\#   Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) under Regulation S-K.

\+   This exhibit will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act or Securities Exchange Act, except to the extent that InterDigital, Inc. specifically incorporates it by reference.

Item 16. *FORM 10-K SUMMARY.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERDIGITAL, INC.

Date: February 5, 2026	By:	/s/ Liren Chen
		Liren Chen
		President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 5, 2026	/s/ S. Douglas Hutcheson
	S. Douglas Hutcheson, Chairman of the Board of Directors
Date: February 5, 2026	/s/ Derek Aberle
	Derek Aberle, Director
Date: February 5, 2026	/s/ Samir Armaly
	Samir Armaly, Director
Date: February 5, 2026	/s/ Joan H. Gillman
	Joan H. Gillman, Director
Date: February 5, 2026	/s/ John A. Kritzmacher
	John A. Kritzmacher, Director
Date: February 5, 2026	/s/ John D. Markley, Jr.
	John D. Markley, Jr., Director
Date: February 5, 2026	/s/ Jean F. Rankin
	Jean F. Rankin, Director
Date: February 5, 2026	/s/ Liren Chen
	Liren Chen, Director, President and Chief Executive Officer (Principal Executive Officer)
Date: February 5, 2026	/s/ Richard J. Brezski
	Richard J. Brezski, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)



InterDigital, Inc.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 10, 2026

TO THE SHAREHOLDERS OF INTERDIGITAL, INC.:

We are pleased to invite you to attend our 2026 annual meeting of shareholders, which will be held on Wednesday, June 10, 2026, at 2:00 PM Eastern Time. This year's annual meeting will be held as a virtual meeting. You will be able to attend and participate in the annual meeting online via a live webcast by visiting www.virtualshareholdermeeting.com/IDCC2026. In addition to voting by submitting your proxy prior to the annual meeting, you also will be able to vote your shares electronically during the annual meeting. Further details regarding the virtual meeting are included in the accompanying proxy statement. At the annual meeting, the holders of our outstanding common stock will act on the following matters:

1. Election of the eight director nominees named in the proxy statement, each for a term of one year;

2. Approval of an amendment to the company's bylaws to allow for officer exculpation as permitted by Pennsylvania law;

3. Advisory resolution to approve executive compensation;

4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2026; and

5. Such other business as may properly come before the annual meeting.

We are pleased to be using the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of the proxy materials, lowers the costs of the annual meeting and helps to conserve natural resources. We also believe that hosting a virtual meeting enables participation by more of our shareholders in our annual meeting while lowering the cost of conducting the meeting. Shareholders attending the virtual meeting will be afforded substantially the same rights and opportunities to participate as they would at an in-person meeting. On or about April 30, 2026, we began mailing our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2026 proxy statement and 2025 annual report, and how to vote online. The Notice also includes instructions on how to request a paper copy of the proxy materials, including the notice of annual meeting, 2026 proxy statement, 2025 annual report and proxy card.

All holders of record of shares of our common stock (Nasdaq: IDCC) at the close of business on April 15, 2026 are entitled to vote at the annual meeting and at any postponements or adjournments of the annual meeting. Your vote is important. Regardless of whether you plan to attend the annual meeting, please cast your vote as instructed in the Notice as promptly as possible. Alternatively, if you wish to receive paper copies of your proxy materials, including the proxy card, please follow the instructions in the Notice. Once you receive paper copies of your proxy materials, please complete, sign, date and promptly return the proxy card in the postage-prepaid return envelope provided, or follow the instructions set forth on the proxy card to vote your shares over the Internet or by telephone. Your prompt response is necessary to ensure that your shares are represented at the annual meeting. Voting by Internet, telephone or mail will not affect your right to vote at the annual meeting if you decide to attend the virtual meeting through www.virtualshareholdermeeting.com/IDCC2026. If you are a shareholder who holds stock in a brokerage account (a "street name" holder), you will receive instructions from the holder of record, which you must follow in order for your shares to be voted. Certain of these institutions offer Internet and telephone voting.

IF YOU PLAN TO ATTEND THE ANNUAL MEETING:

The annual meeting will be held as a virtual meeting and begin promptly at 2:00 PM Eastern Time. In order to attend and participate in the annual meeting, you will need to visit www.virtualshareholdermeeting.com/IDCC2026 and follow the instructions that are included in the Notice, on your proxy card or in the voting instructions accompanying your proxy materials. You will also need the 16-digit control number provided therein. Online check-in will begin at 1:30 PM Eastern Time. Please allow sufficient time to complete the online check-in process.

By Order of the Board of Directors,

JOSHUA D. SCHMIDT
Chief Legal Officer and Corporate Secretary

April 30, 2026
Wilmington, Delaware

TABLE OF CONTENTS

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INTERDIGITAL, INC.
200 Bellevue Parkway, Suite 300
Wilmington, Delaware 19809-3727

PROXY STATEMENT

This proxy statement contains information relating to InterDigital, Inc.'s ("InterDigital," the "company," "we," "our" or "us") annual meeting of shareholders to be held on Wednesday, June 10, 2026, at 2:00 PM Eastern Time, and at any postponements or adjournments thereof. This year's annual meeting of shareholders will be held as a virtual meeting. Shareholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend and participate in the annual meeting online via a live webcast by visiting www.virtualshareholdermeeting.com/IDCC2026. In addition to voting by submitting your proxy prior to the annual meeting, you also will be able to vote your shares electronically during the annual meeting. Your proxy for the annual meeting is being solicited by our Board of Directors (the "Board").

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by U.S. Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our annual report available to our shareholders primarily via the Internet, rather than mailing printed copies of these materials to each shareholder. We believe that this process will expedite shareholders' receipt of the proxy materials, lower the costs of the annual meeting and help to conserve natural resources. On or about April 30, 2026, we began mailing to each shareholder (other than those who previously requested electronic delivery of all materials or previously elected to receive delivery of a paper copy of the proxy materials) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review the proxy materials, including our proxy statement and our annual report, on the Internet and how to access an electronic proxy card to vote on the Internet or by telephone. The Notice also contains instructions on how to receive a paper copy of the proxy materials. If you receive the Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you receive the Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on June 10, 2026:
The Notice of Meeting and Proxy Statement and 2025 Annual Report are available at
http://ir.interdigital.com/FinancialDocs.

ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the Notice provided with this proxy statement, including the election of directors, the approval of the bylaws amendment to allow for officer exculpation as permitted by Pennsylvania law, the advisory resolution to approve executive compensation, the ratification of the appointment of our independent registered public accounting firm, and such other business as may properly come before the annual meeting.

Who may attend the annual meeting?

You are entitled to participate in the annual meeting only if you were a shareholder of record as of the close of business on April 15, 2026 or if you hold a valid proxy for the annual meeting. As noted above, this year's annual meeting will be held as a virtual meeting that you may attend online via a live webcast by visiting www.virtualshareholdermeeting.com/IDCC2026. Shareholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to attend and participate in the annual meeting, you will need to visit www.virtualshareholdermeeting.com/IDCC2026 and follow the instructions that are included in the Notice, on your proxy card or in the instructions accompanying your proxy materials. You will be required to complete an online check-in process, for which you will need the 16-digit control number provided on your Notice, your proxy card or the instructions accompanying your proxy materials. If you do not have your control number, you will not be able to join the annual meeting, vote at the annual meeting or ask questions. Online check-in will begin at 1:30 PM Eastern Time, and the annual meeting will begin promptly at 2:00 PM Eastern Time. Please allow sufficient time to complete the online check-in process.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership and how to obtain any information you may need, are posted at www.virtualshareholdermeeting.com/IDCC2026.

Who is entitled to vote at the annual meeting?

Only shareholders of record at the close of business on April 15, 2026, the record date, are entitled to receive notice of, and to vote at, the annual meeting. If you were a shareholder on that date, you will be entitled to vote all of the shares of common stock that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting. There were 25,859,613 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter considered at the annual meeting.

What constitutes a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting, which includes participation by electronic means such as a live webcast, or by proxy in order to conduct business legally at such meeting. For the annual meeting, the presence, live at the meeting or by proxy, of the holders of a majority of the shares entitled to vote will be considered a quorum. If you are a registered shareholder, voting by Internet or telephone or, if you requested a paper copy of the proxy materials, by mail, or attendance at the annual meeting, will cause you to be counted in the determination of a quorum. If you are a street name shareholder, your broker or other nominee will vote your shares pursuant to your instructions, and such shares will count in the determination of a quorum. If you do not provide any specific voting instructions to your broker or other nominee, your shares will still count for purposes of attaining a quorum, so long as you provide voting instructions for at least one matter or your broker or other nominee votes with respect to a matter for which they do not require your instructions, such as the ratification of the appointment of our independent registered public accounting firm.

How do I vote?

If you are a registered shareholder, you may vote by Internet or telephone by following the instructions in the Notice. If you requested a paper copy of the proxy materials, you also may submit your proxy by mail by following the instructions included with your proxy card. The deadline for submitting your proxy by Internet or telephone is 11:59 PM Eastern Time on June 9, 2026. The designated proxy will vote according to your instructions. If you attend the live webcast of the annual meeting, you also will be able to vote your shares electronically at the meeting up until the time the polls are closed.

If you are a street name holder, your broker or nominee firm is the legal, registered owner of the shares, and it may provide you with a Notice. Follow the instructions on the Notice to access our proxy materials and vote or to request a paper or email copy of our proxy materials. If you receive these materials in paper form, the materials include a voting instruction card so that you can instruct your broker or nominee how to vote your shares. Please check your Notice or voting instruction card or contact your broker or other nominee to determine whether you will be able to deliver your voting instructions by Internet or telephone in advance of the meeting and whether, if you attend the live webcast of the annual meeting, you will be able to vote your shares electronically at the meeting up until the time the polls are closed.

If you own shares through a retirement or savings plan or other similar plan, you may submit your voting instructions by Internet, telephone or mail by following the instructions included with your voting instruction card. The deadline for submitting your voting instructions by Internet or telephone is 11:59 PM Eastern Time on June 7, 2026. The trustee or administrator of the plan will vote according to your instructions and the rules of the plan.

If you sign and submit your proxy without specifying how you would like your shares voted, your shares will be voted in accordance with the Board's recommendations specified below under "What are the Board's recommendations?" and in accordance with the discretion of the proxy holders with respect to any other matters that may be voted upon at the annual meeting.

Even if you plan to attend the annual meeting, we recommend that you also submit your proxy card or vote by Internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

Can I change my vote after I return my proxy or voting instruction card?

If you are a registered shareholder, you may revoke or change your vote at any time before the proxy is voted by filing with our Corporate Secretary either a written notice of revocation or a duly executed proxy bearing a later date. If you attend the live webcast of the annual meeting, you may revoke your proxy or change your proxy vote by voting electronically at the meeting. Your attendance at the annual meeting will not by itself revoke a previously granted proxy.

If your shares are held in street name or you hold shares through a retirement or savings plan or other similar plan, please check your voting instruction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

Will my vote be confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders except as might be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as might be necessary to allow proper parties to verify proxies presented by any person and the results of the voting.

What are the Board's recommendations?

The Board recommends that you vote:

- *For* election of each of the director nominees named in this proxy statement (see Proposal 1);

- *For* the approval of the bylaws amendment to allow for officer exculpation as permitted by Pennsylvania law (see Proposal 2);

- *For* the advisory resolution to approve executive compensation (see Proposal 3); and

- *For* ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2026 (see Proposal 4).

What vote is required to approve each proposal?

Election of directors. We have adopted majority voting in uncontested director elections. Accordingly, under our articles of incorporation and bylaws, director nominees must receive the affirmative vote of a majority of the votes cast in order to be elected. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of director elections. Under Pennsylvania law and our articles of incorporation and bylaws, an incumbent director who does not receive the votes required to be re-elected remains in office until his or her successor is elected and qualified, thereby continuing as a "holdover" director. Under the director resignation policy set forth in our corporate governance principles, a director who is not re-elected must tender his or her resignation to the Nominating and Corporate Governance Committee of the Board, which will make a recommendation to the Board as to whether or not the resignation offer should be accepted. In deciding whether to accept the resignation offer, the Board will consider the recommendation of the Nominating and Corporate Governance Committee as well as any additional information and factors that the Board believes to be relevant. The Board will act on the Nominating and Corporate Governance Committee's recommendation within ninety (90) days following certification of the election results.

Approval of the bylaws amendment to allow for officer exculpation as permitted by Pennsylvania law. The affirmative vote of a majority of all shares of the company's common stock outstanding and entitled to vote is required for approval. Abstentions are included for purposes of attaining a quorum and will have the effect of a vote against the proposal.

Advisory resolution to approve executive compensation. The affirmative vote of a majority of the votes cast is required for approval. Because the vote is advisory, it will not be binding on the Board or the company. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

Ratification of the appointment of PricewaterhouseCoopers LLP. The affirmative vote of a majority of the votes cast is required for ratification. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal. Ratification of the appointment of our independent registered public accounting firm is not legally required. The Board asks shareholders to ratify the appointment as a matter of good corporate governance. If shareholders do not ratify the appointment, the Audit Committee of the Board will consider whether it is appropriate to select another independent registered public accounting firm in future years.

What is a "broker non-vote"?

If you hold your shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to non-routine matters if you do not provide voting instructions. "Broker non-votes" are shares held in street name by a broker or nominee that is present or represented by proxy at a shareholders' meeting to vote, but for which the beneficial owner has not provided the record holder with instructions on how to vote on a non-routine matter. The ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm (Proposal 4) is considered a routine matter under applicable rules, and therefore a broker or other nominee may generally vote on it without your instructions, and no broker non-votes are expected in connection with Proposal 4. Each of the other proposals — the election of directors (Proposal 1), the approval of the bylaws amendment to allow for officer exculpation as permitted by Pennsylvania law (Proposal 2), and the advisory vote on executive compensation (Proposal 3) — are considered non-routine matters under applicable rules, and therefore a broker or other nominee cannot vote on them without your instructions. Accordingly, if you do not provide specific voting instructions, broker non-votes may occur for Proposals 1, 2 and 3. Broker non-votes will be counted for the purposes of calculating whether a quorum is present at the annual meeting but will have no effect on the outcome of the vote for Proposal 1 or Proposal 3. Broker non-votes will have the effect of a vote against Proposal 2.

How do I ask questions at the annual meeting?

We have designed the virtual annual meeting to provide substantially the same opportunities to participate as shareholders would have at an in-person meeting. The virtual annual meeting format allows shareholders to communicate with the company during the annual meeting, enabling shareholders to submit questions to our management and Board, as appropriate. If you wish to submit a question during the annual meeting, you may do so by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/IDCC2026, typing your question into the "Ask a Question" field and clicking "Submit."

We reserve the right to exclude questions regarding topics that are not pertinent to meeting matters or company business or that we otherwise deem inappropriate. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. Any questions that are appropriate and pertinent to the annual meeting will be answered in the live Q&A session during the annual meeting, subject to time constraints. Any such questions that cannot be answered during the annual meeting due to time constraints will be posted and answered on our Investor Relations website, http://ir.interdigital.com, as soon as practicable after the annual meeting.

Additional information regarding the ability of shareholders to ask questions during the annual meeting, related rules of conduct, and other materials for the annual meeting will be available during the annual meeting at www.virtualshareholdermeeting.com/IDCC2026.

How do I access technical support during the annual meeting?

If you encounter any difficulties accessing the virtual annual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting login page for assistance. Technical support will be available beginning approximately 15 minutes prior to the start of the annual meeting through its conclusion. Additional information regarding matters addressing technical and logistical issues, including technical support during the annual meeting, will be available at www.virtualshareholdermeeting.com/IDCC2026. The virtual annual meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. You should ensure that you have a strong internet connection if you intend to attend and/or participate in the annual meeting.

GOVERNANCE OF THE COMPANY

Where can I find information about the governance of the company?

The company has adopted corporate governance principles that, along with the charters of each of the Board committees, provide the framework for the governance of the company. The Nominating and Corporate Governance Committee is responsible for annually reviewing the principles and recommending any proposed changes to the Board for approval. A copy of our corporate governance principles is posted on the Investor Relations page of our corporate website along with the charters of each of our Board committees and other information about our governance practices. We will provide to any person without charge a copy of any of these documents upon written request to our Corporate Secretary at our principal executive offices: InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727.

Business Conduct

Does the company have a code of ethics?

We have adopted a Code of Ethics that applies to all directors, officers, employees and consultants, including our principal executive, financial and accounting officers or persons performing similar functions. The Audit Committee is responsible for annually reviewing the Code of Ethics and recommending any proposed changes to the Board for approval. A copy of our Code of Ethics is available on the Investor Relations page of our corporate website. We intend to disclose future amendments to certain provisions of the Code of Ethics, or any waiver of such provisions granted to executive officers and directors, on the website within four business days following the date of such amendment or waiver. We will provide to any person without charge a copy of our Code of Ethics upon written request to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727.

Does the company have a policy governing insider trading?

We have adopted an insider trading policy which governs the purchase, sale and/or other dispositions of our securities by our directors, officers, employees and consultants that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. In addition, this policy prohibits directors, officers, employees and consultants of the company from engaging in any hedging or pledging transactions involving company stock. We have also implemented processes for the company that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2025.

Director Independence

Which directors are considered independent, and how does the Board determine their independence?

Each year, prior to the annual meeting of shareholders, the Board reviews and assesses the independence of its directors and makes a determination as to the independence of each director. During this review, the Board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. As a result of its most recent review, the Board affirmatively determined that each of Mses. Joan H. Gillman and Jean F. Rankin and Messrs. Derek K. Aberle, Samir Armaly, S. Douglas Hutcheson, John A. Kritzmacher and John D. Markley, Jr. are "independent" under applicable SEC rules and listing standards of the Nasdaq Stock Market.

Board Leadership

Who is the Chairman of the Board, and are the positions of Chairman of the Board and Chief Executive Officer separated?

Mr. Hutcheson, who is an independent director, has served as Chairman of the Board since June 2015. The Board has a general policy that the positions of Chairman of the Board and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management. This policy is affirmed in the Board's published corporate governance principles, which mandate that the Chairman of the Board be an independent director. The Board believes that this leadership structure is appropriate for the company at this time because of the advantages of having an independent chairman for matters such as communications and relations between the Board and the Chief Executive Officer and other senior management, reaching consensus on company strategies and policies, and facilitating robust Board, committee and Chief Executive Officer evaluation processes. The Board periodically reviews its leadership structure to determine whether it is appropriate given the specific characteristics and circumstances of the company.

Board Oversight of Risk

What is the Board's role in risk oversight?

The Board is responsible for overseeing the major risks facing the company and the company's enterprise risk management ("ERM") efforts. The Board has delegated to the Audit Committee primary responsibility for overseeing and monitoring these efforts. Under its charter, the Audit Committee is responsible for discussing with management and the company's independent registered public accounting firm significant risks and exposures relating to the company's quarterly and annual financial statements and assessing management's steps to mitigate them, and for reviewing corporate insurance coverage and other risk management programs, including those related to cybersecurity, information and technology security and data privacy related risks. At least quarterly, the Audit Committee receives presentations and reports directly from the company's Chief Legal Officer, who leads the company's day-to-day ERM efforts. The Audit Committee briefs the Board on the company's ERM activities as part of its regular reports to the Board on the activities of the committee, and the Chief Legal Officer also periodically delivers presentations and reports to the full Board as appropriate. Additionally, the Audit, Finance and Human Capital Committees are responsible for overseeing specific risks that have been delegated to such committees and receive quarterly updates from the management team on such risks.

Board Structure and Committee Membership

What is the size of the Board, and how often are directors elected?

The Board currently has eight directors. All directors are subject to election for one-year terms at each annual meeting of shareholders.

How often did the Board meet during 2025?

The Board met four times during 2025. Each director is expected to attend each meeting of the Board and those committees on which he or she serves. Each director attended at least 75% of the aggregate of all Board meetings and meetings of committees on which the director served during 2025. We typically schedule one of the meetings of the Board on the day immediately preceding or following our annual meeting of shareholders, and it is the policy of the Board that directors are expected to attend our annual meeting of shareholders absent unusual circumstances. All eight of our directors attended the 2025 annual meeting of shareholders.

What are the roles of the primary Board committees?

The Board has standing Audit, Human Capital, Finance, and Nominating and Corporate Governance Committees. The Board also forms additional standing or ad hoc committees from time to time. Each of the Audit, Human Capital, and Nominating and Corporate Governance Committees is composed entirely of independent directors, as determined by the Board in accordance with applicable SEC rules and listing standards of the Nasdaq Stock Market. Mr. Chen does not serve on any of the committees but generally attends each committee meeting. Each of the Board committees operates under a written charter that has been approved by the Board. The following table provides information about the current membership of the committees and the number of meetings each committee held in 2025.

Name	Audit Committee	Human Capital Committee	Nominating and Corporate Governance Committee	Finance Committee
Derek K. Aberle		X		X
Samir Armaly	X		X	
Joan H. Gillman	X			Chair
S. Douglas Hutcheson		X		X
John A. Kritzmacher	Chair		X	
John D. Markley, Jr.		X	Chair	
Jean F. Rankin		Chair	X	
Number of Meetings in 2025	9	5	4	6

Audit Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to the company's corporate accounting, financial reporting practices, audits of its financial statements and compliance with applicable requirements regarding the maintenance of accurate books and records. Among other things, the committee:

- Reviews the company's annual and quarterly financial statements and discusses them with management and the company's independent registered public accounting firm;

- Appoints, compensates, retains, evaluates, oversees the work of (including resolution of disagreements between management and the company's independent registered public accounting firm regarding financial reporting) and, if deemed appropriate, replaces the company's independent registered public accounting firm;

- Reviews and discusses the company's practices with respect to risk assessment and risk management, including but not limited to the specific risks associated with the matters set forth for Audit Committee oversight in the committee's charter, and discusses with management and the company's independent registered public accounting firm significant risks and exposures and assesses management's steps to minimize them;

- Receives from the company's independent registered public accounting firm reports required by applicable SEC rules and professional standards, including reviewing and discussing with the company's independent registered public accounting firm the matters required to be discussed under applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- Reviews the adequacy and effectiveness of the company's system of internal control over financial reporting and disclosure controls and procedures;

- Reviews and approves, at least annually, the management, scope, plans, budget, staffing and relevant processes and programs of the company's internal audit function;

- Establishes and oversees procedures for receiving and handling reports of potential misconduct, including violations of law or the company's Code of Ethics and complaints received by the company regarding accounting, internal accounting controls, auditing or federal securities law matters and the confidential, anonymous submission by the company's employees of concerns regarding questionable accounting, auditing or federal securities law matters;

- Oversees the company's other compliance policies and programs, including the implementation and effectiveness of the company's Code of Ethics;

- Oversees the company's compliance with data privacy rules and regulations;

- Oversees and reviews the company's cybersecurity, information and technology security and data privacy frameworks, policies, programs, opportunities, and risk profile; and the company's business continuity and disaster recovery plans and capabilities and the effectiveness of the company's escalation procedures;

- Oversees and monitors the company's ERM efforts; and

- Reviews and provides guidance to the Board with respect to tax planning, corporate insurance coverage and implementation of new or revised accounting or auditing standards or regulatory changes.

All of the Audit Committee members are financially literate. The Board has determined that three of its members (Messrs. Hutcheson, Kritzmacher and Markley), including one of the current members of the Audit Committee (Mr. Kritzmacher), qualify as ''audit committee financial experts'' within the meaning of applicable SEC regulations and thereby meet the ''financial sophistication'' requirements of the Nasdaq listing rules. Mr. Kritzmacher acquired his expertise primarily through his prior experience as a chief financial officer of a publicly traded company.

The Audit Committee's charter is available on the Investors section of our website at *http://ir.interdigital.com* under the heading ''Governance - Committee Charters.''

Human Capital Committee

The Human Capital Committee assists the Board in discharging its responsibilities relating to the compensation of the Chief Executive Officer and other executive officers, develops, reviews and approves the principles guiding the company's compensation policies, oversees the company's compensation-related policies and programs and the level of awards to employees, and assists the Board and the Chairman of the Board in succession planning. Among other things, the committee:

- Reviews and approves the corporate goals and objectives relevant to the compensation of the company's Chief Executive Officer and other executive officers, evaluates their performance in light of such goals and objectives and, based on its evaluations and appropriate recommendations, reviews and approves the compensation of the Chief Executive Officer and other executive officers, including approving the grant of equity awards, each on an annual basis;

- Assists the Board in developing and evaluating potential candidates for executive positions and oversees and annually reviews the development of executive succession plans;

- Reviews and discusses with management the Compensation Discussion and Analysis required by SEC rules, recommends to the Board whether the Compensation Discussion and Analysis should be included in the company's annual report and proxy statement and oversees the preparation of the Human Capital Committee report required by SEC rules for inclusion in the company's annual report and proxy statement;

- Assesses the results of the company's most recent advisory vote on executive compensation, and considers and recommends to the Board the frequency of the company's advisory vote on executive compensation;

- Reviews periodically compensation for non-employee directors of the company and recommends changes to the Board as appropriate;

- Reviews and approves compensation packages for new executive officers and severance packages for executive officers whose employment terminates with the company;

- Monitors the company's compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits;

- Reviews and makes recommendations to the Board with respect to the adoption or amendment of incentive and other equity-based compensation plans;

- Administers the company's equity incentive plans;

- Reviews periodically, revises as appropriate, and monitors compliance by directors and executive officers with, the company's stock ownership guidelines;

- Assists the Board in its oversight of the company's policies and strategies relating to culture and human capital management; reviews and discusses with management the company's disclosure of such activities in its annual report and proxy statement;

- Reviews and considers compensation policies and/or practices as they relate to risk management practices and/or incentives that enhance risk-taking, as the committee determines to be appropriate;

- Establishes, oversees the implementation of and periodically reviews policies concerning the recoupment of incentive compensation for executive officers and senior management, and makes determinations thereunder as appropriate; and

- Is directly responsible for the appointment, compensation and oversight of the work of any consultants and other advisors retained by the committee, and assesses the independence of any consultants and other advisors (whether retained by the committee or management) that provide advice to the committee in accordance with the listing standards of the Nasdaq Stock Market and applicable law.

The Human Capital Committee may delegate authority to the committee chair or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct. The Human Capital Committee also may delegate to one or more officers of the company the authority to make grants of stock options or other supplemental awards at specified levels, under specified circumstances, to eligible employees who are not executive officers of the company, subject to reporting to and such ratification by the committee as the committee may direct.

The Human Capital Committee's charter is available on the Investors section of our website at *http://ir.interdigital.com* under the heading "Governance - Committee Charters."

Human Capital Committee Interlocks and Insider Participation

Ms. Rankin and Messrs. Aberle, Hutcheson and Markley served on the Human Capital Committee during all of 2025. No director serving on the Human Capital Committee during any part of 2025 was, at any time either during or before such fiscal year, an officer or employee of the company or any of its subsidiaries. In addition, none of the company's executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the company's Board or Human Capital Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in identifying qualified individuals to become Board and committee members, considers matters of corporate governance and assists the Board in evaluating the Board's effectiveness. Among other things, the committee:

- Develops and recommends to the Board criteria for Board membership (including issues of character, integrity, judgment, independence, skills, education, business acumen and business experience);

- Identifies, reviews the qualifications of, and recruits candidates for election to the Board and to fill vacancies or new positions on the Board;

- Assesses the contributions of incumbent directors in determining whether to recommend them for re-election to the Board;

- Reviews candidates recommended by the company's shareholders for election to the Board;

- Assesses the independence of directors, director nominees and director candidates under applicable standards, including any heightened independence requirements applicable to Audit and Human Capital Committee members, and recommends independence determinations to the Board;

- Reviews annually the company's corporate governance principles and recommends changes to the Board as appropriate;

- Assists the Board in ensuring proper attention and effective response to shareholder concerns regarding corporate governance;

- Assists and generally advises the Board on sustainability matters (except as may be specifically retained by the Board or delegated to other Board committees), including overseeing the company's sustainability strategy, and related goals and policies, and periodically reviews with management the company's progress towards the achievement of such strategy and goals, and reviews and discusses with management the company's material sustainability disclosures, in each case in coordination with the other committees of the Board and, as appropriate, makes recommendations on such matters to the full Board;

- Reviews and makes recommendations to the Board with respect to the Board's and each committee's size, structure, composition and functions;

- Oversees the process for evaluating the Board and its committees; and

- Periodically reviews the Board's leadership structure and recommends changes to the Board as appropriate.

The committee will consider director candidates recommended by our shareholders. Shareholders recommending candidates for consideration by the Nominating and Corporate Governance Committee should send their recommendations to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727. The recommendation must include the candidate's name, biographical data and qualifications and a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. The committee may ask candidates for additional information as part of the process of assessing a shareholder-recommended director candidate. The committee evaluates director candidates recommended by shareholders based on the same criteria used to evaluate candidates from other sources.

As described in our corporate governance principles, the Nominating and Corporate Governance Committee may consider such factors as differences of perspective, professional background, experience at policy-making levels in business, finance and technology and other areas, education, skill and other individual qualities and attributes that are relevant to the company's global activities and contribute to Board heterogeneity. The selection criteria for director candidates also include the following:

- Each director should be an individual of the highest personal and professional ethics, integrity and values;

- Each director should be committed to representing the long-term interests of the company's shareholders and demonstrate a commitment to long-term service on the Board; and

- Each director should have an inquisitive and objective perspective, practical wisdom and mature judgment.

The company is committed to ensuring that other existing and future anticipated commitments of any director do not materially interfere with his or her service on the Board. Accordingly, our corporate governance principles prohibit any director from serving on the boards of more than four other public companies, unless such director is an executive officer of a public company, and in such cases, such director may not serve on the boards of more than two other public companies. In addition, prior to accepting service on the board of any other company, a director must notify the Board's Chairman and the Nominating and Corporate Governance Committee, and service on the board or a committee of any other organization should be consistent with the company's conflict of interest policies.

The Nominating and Corporate Governance Committee periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future. This evaluation of the Board's composition enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as the company's needs evolve and change over time. See ''Proposals to be Voted On - Election of Directors (Proposal 1)'' for a summary of the qualifications, experience and other relevant attributes of the directors nominated for election at this year's annual meeting.

The Nominating and Corporate Governance Committee has previously retained and may in the future retain a search firm to help identify director prospects, perform candidate outreach, assist in reference checks, and provide other related services. The recruiting process typically involves either the search firm or a member of the Nominating and Corporate Governance Committee contacting a prospect to gauge his or her interest and availability. A candidate will then meet with several members of the Board, including our Chief Executive Officer. At the same time, the Nominating and Corporate Governance Committee or other Board members, as appropriate, and the search firm will contact references for the prospect. A background check is completed before the Board approves any final recommendation from the committee to appoint a candidate to the Board.

The Nominating and Corporate Governance Committee's charter is available on the Investors section of our website at *http://ir.interdigital.com* under the heading ''Governance - Committee Charters.''

Finance Committee

The primary role of the Finance Committee is to monitor and provide guidance to the company's management team and recommend actions to the Board with respect to certain investment and financial policies and strategies and the capital structure of the company, and to approve certain investment and divestment activities of the company and funding for certain affiliated entities of the company. Among its specific duties and responsibilities, the committee:

- Reviews and provides guidance to the Board with respect to:

  ○ the company's capital structure, including the issuance of debt, equity or other securities;

  ○ shareholder distributions, including share repurchases and dividends;

  ○ cash management investment policies;

  ○ foreign currency investment policies; and

  ○ on a periodic basis, the integrity of the company's financial models;

- Approves minority investments in other companies and divestments thereof; and

- Approves the establishment of non-core operating businesses as entities partially owned by the company, including approval of contributions to such entities and the ownership structure of such entities.

The committee may delegate authority to the committee chair or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct.

The Finance Committee's charter is available on the Investors section of our website at *http://ir.interdigital.com* under the heading ''Governance - Committee Charters.''

Board Self-Evaluation Process

How does the Board evaluate its effectiveness?

The Nominating and Corporate Governance Committee establishes and oversees the annual self-assessment process that the Board uses to evaluate its effectiveness and identify opportunities for improvement. Each director is asked to provide an assessment of the Board's effectiveness in several areas, including information and planning, content and conduct of meetings, and accountability. Once the responses are compiled, the Nominating and Corporate Governance Committee, in conjunction with the Board Chair, identifies specific areas of improvement for the following year. The assessment also asks each director their opinion of the Board's progress in these identified areas. From time to time, the Nominating and Corporate Governance Committee engages a third party to undertake director-level assessments. The results of these assessments are reviewed with the Board Chair and the Chair of the Nominating and Corporate Governance Committee, together with any action items. The Nominating and Corporate Governance Committee completed a third-party director-level assessment in 2025.

Communications with the Board

How can shareholders communicate with the Board?

Shareholders and other parties interested in communicating directly with any individual director, including the Chairman, the Board as a whole, or the non-employee directors as a group may do so by writing to Investor Relations, InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727, or by sending an email to *InvestorRelations@InterDigital.com*. Each communication should set forth (i) the name and address of the shareholder as it appears on the company's books, and, if the company's common stock is held by a nominee, the name and address of the beneficial owner of the company's common stock, and (ii) the class and number of shares of the company's common stock that are owned of record by the record holder and beneficially by the beneficial owner. Our Investor Relations department reviews all such correspondence and, in consultation with appropriate directors and/or the company's Legal department as necessary, generally screens communications from shareholders to identify communications that (a) are solicitations for products and services, (b) relate to matters of a personal nature not relevant for the company's shareholders to act on or for the Board to consider, or (c) are matters that are of a type that render them improper or irrelevant to the functioning of the Board or the company. The Investor Relations department regularly forwards to the Board or specified director(s) a summary of all relevant correspondence and copies of all correspondence that deal with the functions of the Board or its committees or that otherwise require their attention. Directors may, at any time, review a log of all correspondence we receive that is addressed to members of the Board and request copies of any such correspondence.

Communications About Accounting Matters

How can individuals report concerns relating to accounting, internal control, auditing or federal securities law matters?

Concerns relating to accounting, internal control, auditing or federal securities law matters may be submitted by writing to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727. All correspondence will be brought to the attention of the chair of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to these matters.

DIRECTOR COMPENSATION

How are directors compensated?

During 2025, our non-employee directors were paid annual cash retainers for their Board and committee participation as follows:

	Chair	Member
Board	$140,000	$65,000
Audit Committee	$ 30,000	$12,000
Human Capital Committee	$ 25,000	$10,000
Nominating and Corporate Governance Committee	$ 15,000	$ 7,500
Finance Committee	$ 15,000	$ 7,500

All cash retainers are generally paid quarterly in arrears and based upon service for a full year, and prorated payments are made for service of less than a full year.

The compensation program is designed to compensate each non-employee director for participating in up to ten Board meetings per year and up to ten meetings per year for each standing committee on which the non-employee director serves. Additional compensation is paid to each non-employee director for participating in meetings during the Board term (which runs from annual meeting date to annual meeting date) in excess of these thresholds, as follows: $4,000 for each additional Board meeting and $1,000 for each additional committee meeting.

For his or her service during the 2025-2026 Board term, each non-employee director received a restricted stock unit ("RSU") award in an amount approximately equal in value to $230,000 that vests in full one year from the grant date. Upon a new non-employee director's initial appointment to the Board, he or she receives a pro-rated RSU award for his or her partial service during the then-current Board term. The number of RSUs granted is calculated using the closing stock price of the company's common stock on the date of grant. The vesting of RSU awards may be deferred. Except in certain limited circumstances, an election to defer must be made in the calendar year preceding the year that the award is made. Unvested time-based RSUs and deferred RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest or at the end of the deferral period, as applicable.

To align the interests of non-employee directors and executives with those of our shareholders, the company has adopted stock ownership guidelines. The stock ownership guidelines applicable to the non-employee directors are set at a target of an amount of company stock valued at five times the annual cash retainer for Board members of $65,000. Qualifying stock includes shares of common stock and vested RSUs. For purposes of calculating the value of company stock holdings, each share or other qualifying stock unit is priced at a price per share/unit equal to the average closing stock price of the company's common stock for the 200 trading days leading up to and including June 1, or the next trading day if June 1 falls on a non-trading day. The 200-day average closing stock price is calculated annually. Any director who has not reached or fails to maintain the target ownership level must retain at least 50% of after-tax shares derived from the vesting of an equity award until the target ownership level is met. A director may not make any disposition of shares that results in his or her holdings falling below the target ownership level without the express approval of the Human Capital Committee. Directors have five years to reach their target ownership level. As of March 31, 2026, all non-employee directors had met their target ownership level and were in compliance with the guidelines.

The company's directors are also eligible to participate in the company's nonqualified deferred compensation plan by deferring receipt of their annual Board fees. None of the directors elected to defer any of their 2025 Board fees. For more information about the deferred compensation plan, see "Executive Compensation - Nonqualified Deferred Compensation."

2025 Director Compensation Table

The following table sets forth the compensation paid to each person who served as a director of the company in 2025 for their service in 2025. Directors who also serve as employees of the company do not receive any additional compensation for their services as a director. For Mr. Chen's 2025 compensation, see "Executive Compensation - Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Derek K. Aberle	95,875	230,000	325,875
Samir Armaly	94,500	230,000	324,500
Joan H. Gillman	102,000	230,000	332,000
S. Douglas Hutcheson	157,500	230,000	387,500
John A. Kritzmacher	112,500	230,000	342,500
John D. Markley, Jr.	100,000	230,000	330,000
Jean F. Rankin	107,500	230,000	337,500

(1) Amounts reported represent the aggregate annual Board, Chairman of the Board, committee chair and committee membership retainers earned by each non-employee director for their service in 2025, plus fees earned for attendance at additional meetings during the Board term, if any, as described above.

(2) Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for RSU awards granted pursuant to our compensation program for non-management directors in 2025. The assumptions used in valuing these RSU awards are incorporated by reference to Notes 2 and 13 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2025. The following table sets forth the grant date fair value of each RSU award granted to our non-employee directors in 2025.

Name	Grant Date	Number of Restricted Stock Units	Grant Date Fair Value of Stock Awards ($)
Derek K. Aberle	6/11/2025	1,036	230,000
Samir Armaly	6/11/2025	1,036	230,000
Joan H. Gillman	6/11/2025	1,036	230,000
S. Douglas Hutcheson	6/11/2025	1,036	230,000
John A. Kritzmacher	6/11/2025	1,036	230,000
John D. Markley, Jr.	6/11/2025	1,036	230,000
Jean F. Rankin	6/11/2025	1,036	230,000

As of December 31, 2025, each person who served as a non-employee director of the company in 2025 had the following aggregate amounts of unvested RSU awards (excluding accrued dividend equivalents) outstanding. None of our non-employee directors had any options outstanding as of December 31, 2025. This table does not include RSUs that, as of December 31, 2025, had vested according to their vesting schedule, but had been deferred.

Name	Outstanding Restricted Stock Units (#)
Derek K. Aberle	1,036
Samir Armaly	1,036
Joan H. Gillman	1,036
S. Douglas Hutcheson	1,036
John A. Kritzmacher	1,036
John D. Markley, Jr.	1,036
Jean F. Rankin	1,036

PROPOSALS TO BE VOTED ON

Election of Directors
(Proposal 1)

Description

Which directors are nominated for election?

Mses. Joan H. Gillman and Jean F. Rankin, Messrs. Samir Armaly, Derek K. Aberle, Liren Chen, S. Douglas Hutcheson, John A. Kritzmacher and John D. Markley, Jr. are recommended by the Nominating and Corporate Governance Committee and nominated by the Board for election at the 2026 annual meeting, each to serve a one-year term until our annual meeting in 2027 and until his or her successor is elected and qualified.

Set forth below is biographical information about the eight nominees and other information about their skills and qualifications that contribute to the effectiveness of the Board. All of the nominees' current terms of office expire at the 2026 annual meeting.

What are their backgrounds?

Derek K. Aberle, 56, has been a director of the company since September 2022. Mr. Aberle is Co-founder and Executive Vice Chairman of Virewirx, Inc. (formerly XCOM Labs), a company focused on developing and commercializing advanced wireless and XR technologies. Mr. Aberle is also a Venture Partner with Stormbreaker Ventures and advisor to several early stage technology companies. Prior to these roles, from 2000 through 2018, Mr. Aberle served in various senior executive roles at Qualcomm, including as President of Qualcomm from 2014 through 2018. Beginning in 2008, Mr. Aberle served as a member of Qualcomm's executive committee, as Executive Vice President and President of Qualcomm Technology Licensing from 2008 through 2011 and as Executive Vice President and Group President from 2011 through 2014 where, among other things, he led Qualcomm's technology and IP licensing business, helping to significantly grow its global licensing business and negotiating deals with its largest licensees. Mr. Aberle also served as Chief Executive Officer and director of Prospector Capital Corp., a special purpose acquisition company, from its inception in 2020 through 2023. Prior to Qualcomm, Mr. Aberle was an attorney with the international law firms Pillsbury Winthrop and Heller Ehrman. Mr. Aberle also serves on the boards of directors of Virewirx and EvoNexus. The Board has concluded that Mr. Aberle should serve as a director of the company because of his years of experience in patent licensing and his global business acumen and leadership.

Samir Armaly, 53, has been a director of the company since June 2023. Mr. Armaly is currently a director and advisor to various technology companies and served as President, IP of Adeia, Inc., a leading IP licensing business, from June 2020 to March 2022. From 2017 to 2020, he was a Strategic IP Advisor to the CEO and Board of Directors of TiVo Corporation. From 2001 to 2017, Mr. Armaly held various senior management positions and ran the video IP licensing business of Gemstar - TV Guide and its successor, Rovi Corporation. Previously, Mr. Armaly was an IP attorney in private practice representing media and technology companies. He graduated from the University of Missouri Columbia with a B.S. degree in Mechanical Engineering and received his J.D. degree from the University of California Berkeley. The Board has concluded that Mr. Armaly should serve as a director of the company because he is a recognized IP expert, having run one of the world's largest patent licensing businesses, and has particular expertise in the media and technology markets.

Lawrence (Liren) Chen, 55, has been a director of the company since April 2021, when he was also appointed as our President and Chief Executive Officer. Mr. Chen joined InterDigital from Qualcomm where he served since 2019 as Senior Vice President, Global Head of IP, Legal Counsel. In that role, Mr. Chen was responsible for overseeing Qualcomm's world-wide intellectual property portfolio (patent, copyright, trademark and open source) and led technology, business strategy, product management and global ecosystem development for Qualcomm Technology Licensing. Prior to that, Mr. Chen served in various IP and technology roles at Qualcomm, including as Senior Vice President of Engineering, Legal Counsel. He holds 28 granted patents in the U.S. and over 120 granted patents worldwide. Mr. Chen is a member of the U.S. Chamber of Commerce China Advisory Committee and a board member of Arrow Electronics (NYSE: ARW). Mr. Chen earned his bachelor's degree in Automation from Tsinghua University, Beijing; his M.S.E.E. from the University of Maine; his M.B.A. from San Diego State University; and his J.D. degree from the University of San Diego.

Joan H. Gillman, 62, has been a director of the company since April 2017. From 2006 to 2016, Ms. Gillman served as Executive Vice President of Time Warner Cable, Inc. ("Time Warner Cable"), as well as Chief Operating Officer of Time Warner Cable Media and President of Time Warner Cable Media, LLC. Ms. Gillman joined Time Warner Cable as Vice President of Interactive TV and Advanced Advertising in 2005. Prior to Time Warner Cable, among other roles, she served as the President of Static2358, the interactive TV, games and production subsidiary of OpenTV, and as Director, Business Development, of British Interactive Broadcasting, the digital and interactive TV joint venture between BSkyB, BT, HSBC and Matsushita. Ms. Gillman began her career working in public affairs, serving in various roles for a U.S. Senator, including as Legislative Director and State Director. From 2016 to 2021, Ms. Gillman was a member of the board of directors of Centrica plc, an international energy and services company based in the United Kingdom where she served on the safety, health, environment, security, remunerations and ethics and nominating committees. In addition, since 2016, she has served on the board of directors of Airgain, Inc. (Nasdaq: AIRG), a leading provider of embedded antenna technologies used to enable high performance wireless networking, and she is currently a member of Airgain's audit committee and chairs the nominating and corporate governance committee. Since May 2018, she has also chaired the Jesuit Volunteer Corps and is the Foundation Manager and Trustee of the David T. Langrock Foundation. The Board has concluded that Ms. Gillman should serve as a director of the company because her more than 20 years of executive experience in the media and communications industries and her knowledge of content development and distribution as well as key areas like partnership, mergers and acquisitions and marketing make her a valuable resource and strengthen the company's knowledge of the companies and industries shaping its existing and future markets.

S. Douglas Hutcheson, 70, has been a director of the company since July 2014, and he assumed the role of Chairman of the Board in June 2015. Beginning in 2019, Mr. Hutcheson served as the Executive Chairman of Kymeta Corporation, an electronically steerable terminal manufacturer and provider of services for global connectivity, until 2024 when he became a non-executive board member. He also served as the co-CEO of Kymeta from 2021 to 2024 when he retired from his operational role. From 2015 to 2019, Mr. Hutcheson served as a senior advisor of Technology, Media and Telecom for Searchlight Capital, a global private investment firm. From 2014 through 2017, Mr. Hutcheson served as Chief Executive Officer and a director of Laser, Inc., a corporation created in connection with the acquisition of Leap Wireless International, Inc. ("Leap Wireless"), a wireless communications carrier, by AT&T in 2014. Prior to 2014, Mr. Hutcheson served as Chief Executive Officer of Leap Wireless and its operating subsidiary, Cricket Communications, for nine years, where he was responsible for developing and implementing strategy, all operations, and the oversight of all relationships and partnerships. Before serving as Chief Executive Officer, Mr. Hutcheson held other executive positions at Leap Wireless, including President and Chief Financial Officer. Prior to joining Leap Wireless, he was Vice President of Marketing in the wireless infrastructure division at Qualcomm for three years, where he led multiple teams. He previously served on the boards of directors of Leap Wireless from 2005 to 2014 and Pitney Bowes Inc. from 2012 to 2023. The Board has concluded that Mr. Hutcheson should serve as a director of the company because, with his significant operational and financial expertise as an experienced former chief executive officer of a wireless communications company and his broad business background, which includes strategic planning and product and business development and marketing, he brings valuable insight that is needed to evolve and execute the company's strategy. He also qualifies as an audit committee financial expert.

John A. Kritzmacher, 65, has been a director of the company since June 2009. From 2013 to 2021, Mr. Kritzmacher served as Executive Vice President and Chief Financial Officer of John Wiley & Sons, Inc., a global provider of research communications and education services. From 2012 to 2013, Mr. Kritzmacher served as Senior Vice President Business Operations and Organizational Planning at WebMD Health Corp., a leading provider of health information services, where Mr. Kritzmacher was responsible for leading a major restructuring initiative. Previously, Mr. Kritzmacher served as Executive Vice President and Chief Financial Officer of Global Crossing Limited, a global provider of IP-based telecommunications solutions, from October 2008 to October 2011, when Global Crossing was then acquired by Level 3 Communications, Inc. Prior to that, Mr. Kritzmacher rose through a variety of positions with increasing responsibility, including Senior Vice President and Corporate Controller, during his 10 years at Lucent Technologies Inc., a provider of telecommunications systems and services, to become Chief Financial Officer in 2006. After playing a leading role in the planning and execution of Lucent's merger with Alcatel in 2006, Mr. Kritzmacher became Chief Operating Officer of the Services Business Group at Alcatel-Lucent until joining Global Crossing in 2008. Mr. Kritzmacher currently serves on the board of directors of Unisys (Nasdaq: UIS) and serves on the Audit & Finance and Security & Risk committees of the Unisys board. The Board has concluded that Mr. Kritzmacher should serve as a director of the company because he is a veteran of the telecommunications and high technology industries with extensive operational and leadership experience and financial expertise. As such, Mr. Kritzmacher contributes valuable advice and guidance, especially with respect to complex financial and accounting issues, and qualifies as an audit committee financial expert.

John D. Markley, Jr., 60, has been a director of the company since November 2016. Since 2009, Mr. Markley has served as Managing Partner of Bear Creek Capital Management, an investment firm focused on the digital infrastructure ecosystem. In addition, since 2014, he has been a Managing Partner of New Amsterdam Growth Capital, an investor in communications, media and technology companies. From 1996 to 2009, he was a partner with Columbia Capital, a venture capital firm, where he served in a number of capacities including partner, venture partner and portfolio company executive. Prior to Columbia Capital, Mr. Markley served as a policy advisor at the Federal Communications Commission from 1994 to 1996, where he and his team were instrumental in developing and launching the commercial spectrum auction process. Mr. Markley has also been a director of Charter Communications, Inc. (Nasdaq: CHTR), since 2009, currently serving as chair of its nominating and corporate governance committee and as a member of its audit committee. He previously served on the boards of directors of Millennial Media, Inc., from 2006 to 2014, and of BroadSoft, Inc., from 2002 until its acquisition by Cisco Systems, Inc. in 2018. The Board has concluded that Mr. Markley should serve as a director of the company based on his private equity and operating experience and his extensive experience with communications, media and technology companies, which allow him to contribute guidance and advice relating to the development and execution of the company's strategy and analysis of potential business opportunities. He also qualifies as an audit committee financial expert.

Jean F. Rankin, 67, has been a director of the company since June 2010. Ms. Rankin served as Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for the global storage and networking markets, from 2007 to 2014, when LSI was acquired by Avago Technologies Limited. In this role, she served LSI and its board of directors as Corporate Secretary, in addition to managing the company's legal, intellectual property licensing and stock administration organizations. Ms. Rankin joined LSI in 2007 as part of the merger with Agere Systems Inc., where she served as Executive Vice President, General Counsel and Secretary from 2000 to 2007. Prior to joining Agere in 2000, Ms. Rankin was responsible for corporate governance and corporate center legal support at Lucent, including mergers and acquisitions, securities laws, labor and employment, public relations, ERISA, investor relations and treasury. She also supervised legal support for Lucent's microelectronics business. The Board has concluded that Ms. Rankin should serve as a director of the company because she has extensive experience and expertise in matters involving intellectual property licensing, the company's core business, and her former roles as chief legal officer and corporate secretary at other publicly traded companies enable her to contribute legal expertise and advice as to best practices in corporate governance.

Summary of Director Qualifications and Experience

The following table summarizes the key qualifications, skills, and experience most relevant to the decision to nominate the above-listed candidates to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board relies most. The lack of a mark does not necessarily mean the director does not possess that qualification or skill. Each director biography above describes each director's qualifications and relevant experience in more detail.

Experience, expertise or attribute	Aberle	Armaly	Chen	Gillman	Hutcheson	Kritzmacher	Markley	Rankin
IPR/IP licensing / patent acquisitions ...	•	•	•					•
Mobile industry	•		•		•	•	•	•
OTT services/video		•		•	•		•	
CEO (current/former)			•		•			
Finance / audit	•				•	•	•	
Corporate strategy	•	•	•	•	•	•	•	
High tech investment	•			•	•		•	
Industry connections	•	•	•	•	•		•	•
High-tech operations	•		•	•	•	•		

Vote Required and Board Recommendation

A director nominee receiving the affirmative vote of the majority of votes cast for him or her will be elected to serve as a director for the next year and until his or her successor is elected and qualified. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* EACH OF THE NOMINEES.

Approval of Bylaws Amendment to Allow for Officer Exculpation as Permitted by Pennsylvania Law
(Proposal 2)

Background of the Proposed Amendment

In 2023, the Commonwealth of Pennsylvania enacted Section 1735 of the Pennsylvania Business Corporation Law (the "PBCL"), which permits a Pennsylvania corporation to extend to officers of a corporation the protection from personal liability (commonly referred to as "exculpation") similar to that available to directors under Section 1713 of the PBCL. Specifically, the statute authorizes corporations to eliminate the personal liability of an officer for monetary damages for any action taken unless the officer has breached a duty involving self-dealing, willful misconduct, or recklessness. Exculpation under the PBCL also does not limit the responsibility or liability of an officer under any criminal statute or the liability of an officer for the payment of taxes pursuant to federal, state, or local law.

Prior to the adoption of this new provision, the PBCL provided for exculpation from such personal liability for directors, but not for officers. The company's current Amended and Restated Bylaws (the "Bylaws") provide for the exculpation of directors as permitted by the PBCL. In light of the update of the PBCL, we are proposing to amend the company's Bylaws to add a provision exculpating the company's officers from liability in the specific circumstances now permitted by Pennsylvania law.

After consideration, the Board unanimously adopted and determined that an amendment to the Bylaws to provide for the exculpation of officers of the company as permitted by the PBCL is advisable and in the best interests of the company and its shareholders, and, in accordance with the PBCL, hereby seeks approval by our shareholders to amend the Bylaws to provide for the exculpation of officers of the company as permitted by Section 1735 of the PBCL (the "Officer Exculpation Amendment"), and recommends that our shareholders approve the Officer Exculpation Amendment.

Reasons for the Officer Exculpation Amendment

The Board believes that adopting the Officer Exculpation Amendment is advisable and in the best interests of the company and its shareholders. In determining this, the Board considered that the role of an officer (like the role of a director) requires time-sensitive decision-making on complex matters that can lead to risk of lawsuits, even in the absence of any underlying merit. Limiting concern about personal financial risk for actions other than breaches of fiduciary duties involving self-dealing, willful misconduct, or recklessness empowers both directors and officers to best exercise their business judgment in furtherance of shareholder interests. Additionally, the Board believes that the Officer Exculpation Amendment would benefit the company and its shareholders by enhancing the company's ability to attract and retain the most qualified and talented officers. We expect that some companies with which we compete for executive talent will adopt, if they have not already, similar exculpation clauses that limit the personal liability of officers in their respective governing documents. In the absence of this exculpatory protection, officer candidates might be deterred from serving as officers of the company due to higher exposure to personal liability in an environment with increasing litigation and the risk that substantial expense could be incurred in defending lawsuits, regardless of merit.

It is also possible that premiums for director and officer insurance could increase for companies that do not adopt officer exculpation. Accordingly, the Board believes that the Officer Exculpation Amendment could better position the company to both potentially reduce litigation costs associated with lawsuits against our officers and avoid potential heightened insurance premiums.

The Officer Exculpation Amendment is carefully drafted, consistent with Section 1735, to protect officers without limiting their liability for claims for breaches involving self-dealing, willful misconduct, or recklessness, and would serve to align the protections available to our officers with those already available to our directors.

Proposed Officer Exculpation Amendment

The text of the proposed Officer Exculpation Amendment, which would modify Section 7.2 of our Bylaws, is attached as Appendix B to this Proxy Statement. On March 24, 2026, the Board adopted, subject to shareholder approval, the Officer Exculpation Amendment and declared that it was advisable to submit the amendment to shareholders for a vote. If approved by the company's shareholders, the Officer Exculpation Amendment will become effective upon approval. If the Officer Exculpation Amendment is not approved by the company's shareholders, the Bylaws will not be amended, and no exculpation under Section 1735 of the PBCL will be provided for the company's officers. The company's officers will nevertheless retain their existing rights under the company's indemnification agreements and insurance policies.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of all shares outstanding and entitled to vote is required for the approval of the Officer Exculpation Amendment described above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE BYLAWS AMENDMENT TO ALLOW FOR OFFICER EXCULPATION AS PERMITTED BY PENNSYLVANIA LAW.

Advisory Resolution to Approve Executive Compensation
(Proposal 3)

Description

We are asking shareholders to vote on an advisory resolution to approve the company's executive compensation as reported in this proxy statement. As described below in the ''Compensation Discussion and Analysis'' section of this proxy statement, the Human Capital Committee has structured our executive compensation program in an effort to align management's interests with those of its shareholders and to attract, retain and motivate talented individuals who will drive the successful execution of the company's strategic plan. We motivate our executives primarily by ''paying for performance,'' or rewarding the accomplishment of individual performance and corporate goals through the use of performance-based compensation. As discussed in the ''Compensation Discussion and Analysis'' section of this proxy statement, the achievement of financial and strategic corporate goals, as well as departmental and individual performance, determine the short-term and long-term incentive compensation paid to our executives. Our executive compensation programs have a number of features designed to promote these objectives.

We urge shareholders to read the ''Compensation Discussion and Analysis'' section of this proxy statement below, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The Human Capital Committee and the Board believe that the policies and procedures articulated in the ''Compensation Discussion and Analysis'' section of this proxy statement are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

The Board has adopted a policy providing for an annual advisory resolution to approve executive compensation. In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2026 annual meeting of shareholders:

RESOLVED, that the shareholders of InterDigital, Inc. (the ''company'') approve, on an advisory basis, the compensation of the company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the company's 2026 annual meeting of shareholders.

This advisory resolution, commonly referred to as a ''say on pay'' resolution, is non-binding on the Board. Although non-binding, the Board and the Human Capital Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the Board modifies its policy on the frequency of future ''say on pay'' votes, the next ''say on pay'' vote will be held at the 2027 annual meeting of shareholders.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast is required to approve this advisory resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION.

**Ratification of Appointment of
Independent Registered Public Accounting Firm
(Proposal 4)**

Description

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the company's independent registered public accounting firm for the year ending December 31, 2026. PwC has served as the independent registered public accounting firm of the company since 2002.

Although ratification of the appointment of PwC is not legally required, the Board is asking the shareholders to ratify the appointment as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm in future years. Even if the shareholders ratify the appointment, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Representatives from PwC are expected to be present at the annual meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm

Aggregate fees for professional services delivered by PwC for the fiscal years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Type of Fees		
Audit Fees[1]	$1,233,400	$1,220,300
Tax Fees[2]	175,100	35,000
All Other Fees[3]	2,100	2,000
Total	$1,410,600	$1,257,300

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(1) Audit Fees consist of the aggregate fees billed by PwC for the above fiscal years for professional services rendered by PwC for the integrated audit of the company's consolidated financial statements and the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for the review of the company's interim consolidated quarterly financial statements included in the company's quarterly reports on Form 10-Q and for services that are normally provided by PwC in connection with regulatory filings or engagements for the above fiscal years. Such fees also include fees billed by PwC in connection with several international statutory audits.

(2) Tax Fees consist of the aggregate fees billed by PwC for the above fiscal years related to technical advice pertaining to foreign and domestic tax matters.

(3) All Other Fees consist of the aggregate fees billed by PwC for the above fiscal years for certain accounting research software tools licensed by the company from PwC.

Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy that requires the committee to pre-approve all audit and non-audit services to be performed by the company's independent registered public accounting firm. Unless a service falls within a category of services that the Audit Committee already has pre-approved, an engagement to provide the service requires specific pre-approval by the Audit Committee. Also, proposed services exceeding pre-approved cost levels require specific pre-approval.

Consistent with the rules established by the SEC, proposed services to be provided by the company's independent registered public accounting firm are evaluated by grouping the services and associated fees under one of the following four categories: *Audit Services, Audit-Related Services*, *Tax Services* and *All Other Services*. All proposed services for the following year are discussed and pre-approved by the Audit Committee, generally at a meeting or meetings that take place during the November or December time period. In order to render approval, the Audit Committee has available for reference a schedule of services and fees approved by category for the current year, and specific details of the proposed services are provided to the Audit Committee.

The Audit Committee has delegated pre-approval authority to its chair for cases where services must be expedited. In cases where the Audit Committee chair pre-approves a service provided by the independent registered public accounting firm, the chair is required to report the pre-approval decisions to the Audit Committee at its next scheduled meeting. The company's management periodically provides the Audit Committee with reports of all pre-approved services and related fees by category incurred during the current fiscal year, with forecasts of any additional services anticipated during the year.

All of the services performed by PwC related to fees disclosed above were pre-approved by the Audit Committee.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast at the annual meeting is required to ratify the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2026.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR*
RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE
COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDING DECEMBER 31, 2026.**

REPORT OF THE AUDIT COMMITTEE

As more fully described in its charter, the Audit Committee oversees the company's financial reporting processes on behalf of the Board. In fulfilling our oversight responsibilities, the Audit Committee reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2025, including a discussion of the acceptability and appropriateness of significant accounting principles and management's assessment of the effectiveness of the company's internal control over financial reporting. Management represented to us that the company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and considered appropriate in the circumstances to present fairly the company's financial position, results of operations and cash flows. The Audit Committee also reviewed and discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee also received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC its independence.

Based on the reviews and discussions with management and the independent registered public accounting firm referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2025, and the Audit Committee retained PwC as the company's independent registered public accounting firm for the year ending December 31, 2026.


AUDIT COMMITTEE:

John A. Kritzmacher, Chair
Samir Armaly
Joan H. Gillman


The foregoing Audit Committee report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under these acts, except to the extent specifically incorporated by reference.

EXECUTIVE OFFICERS

Set forth below is certain information concerning our executive officers as of March 31, 2026:

Name	Age	Position
Liren Chen	55	President and Chief Executive Officer
Richard J. Brezski	53	Chief Financial Officer and Treasurer
Julia C. Mattis	47	Chief Licensing Officer
Rajesh Pankaj	61	Chief Technology Officer
Joshua D. Schmidt	42	Chief Legal Officer and Corporate Secretary

There are no family relationships among the individuals serving as our directors or executive officers. The company's executive officers are appointed to their respective offices to hold office until their successors are duly appointed. Biographical information on Mr. Chen is discussed under the caption "Election of Directors" above.

Richard J. Brezski is InterDigital's Chief Financial Officer, responsible for overseeing the company's finance, accounting, audit, tax, treasury, and facilities functions, including the company's internal and external financial reporting and analysis. Mr. Brezski joined the company as Director and Controller in May 2003. Mr. Brezski was promoted to Senior Director in July 2006 and in January 2007 was appointed Chief Accounting Officer. In January 2009, Mr. Brezski was promoted to Vice President, Controller and Chief Accounting Officer, and in March 2011 he was appointed to the additional post of Treasurer. In May 2012, he was appointed Chief Financial Officer. Prior to joining InterDigital, Mr. Brezski served as an audit manager for PwC in its technology, information, communications and entertainment practice, where he provided business advisory and auditing services to product and service companies in the electronics, software and technology industries. Mr. Brezski earned a Bachelor of Science in Accountancy from Villanova University and an Executive Master of Business Administration from Hofstra University.

Julia C. Mattis is InterDigital's Chief Licensing Officer, responsible for overseeing the company's complete licensing portfolio and activities. Ms. Mattis joined InterDigital in 2010 and previously served in senior roles in the legal and licensing teams, including Vice President, Chief Licensing Counsel from 2021 through 2024 and Head of Smartphone Licensing from 2024 through September 2025 when she was appointed Chief Licensing Officer. Throughout her career at InterDigital, she has been responsible for closing license agreements with some of the world's leading smartphone and consumer electronics manufacturers. Before joining InterDigital, Ms. Mattis worked in private practice at McGuireWoods LLP and Troutman Pepper Locke LLP where she focused on intellectual property transactions. Ms. Mattis holds a Juris Doctor degree from the University of Richmond School of Law and a Bachelor of Arts degree from James Madison University.

Rajesh Pankaj is InterDigital's Chief Technology Officer, responsible for leading the company's technology vision and strategy and advancing the company's technology roadmaps. Dr. Pankaj joined InterDigital in July 2022 from Qualcomm where he most recently served as a Senior Vice President, Engineering and the Head of Corporate Research and Development. In that role, he oversaw research in 5G, 4G LTE, artificial intelligence (AI), edge computing, and augmented reality. During his 25 years at Qualcomm, he also served in a variety of other R&D and engineering roles. Dr. Pankaj is an inventor or co-inventor on 230 patents worldwide. Dr. Pankaj holds a PhD in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology and a Bachelor of Technology degree from the Indian Institute of Technology, Kanpur.

Joshua D. Schmidt is InterDigital's Chief Legal Officer and Corporate Secretary, responsible for managing the company's legal functions. Mr. Schmidt joined InterDigital in 2015 and previously served as Vice President, Deputy General Counsel, with responsibility for the company's corporate, commercial, employment and compliance functions, as well as the company's environmental, social and governance initiatives and was promoted to Chief Legal Officer and Corporate Secretary in October 2021. Prior to that role, Mr. Schmidt served in a variety of roles within InterDigital's legal department, with primary responsibility for the company's M&A, corporate governance, and commercial contracting functions. Before joining InterDigital, Mr. Schmidt was an associate at Dechert LLP, where he focused his practice on private and public company M&A, securities offerings, venture capital transactions and joint ventures. Mr. Schmidt holds a Juris Doctor degree from Duke University School of Law and a Bachelor of Science in Business Administration: Finance from the University of Pittsburgh.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") covers all material elements of compensation awarded to, earned by or paid to the company's Named Executive Officers ("NEOs") during 2025 and focuses on the principles underlying the company's executive compensation policies and decisions.

The CD&A discusses the compensation for the following individuals:

NEO	Position as of December 31, 2025
Liren Chen	President and Chief Executive Officer ("CEO")
Richard J. Brezski	Chief Financial Officer ("CFO") and Treasurer
Julia C. Mattis	Chief Licensing Officer
Rajesh Pankaj	Chief Technology Officer
Joshua D. Schmidt	Chief Legal Officer and Corporate Secretary
Eeva K. Hakoranta*	Former Chief Licensing Officer

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* Ms. Hakoranta ceased to serve as an executive officer effective April 4, 2025, and remained as a special advisor with the company through July 4, 2025.

Executive Summary

2025 Business Highlights

In 2025, we achieved several significant financial and operational results:

Total Revenue

Delivered full year 2025 revenue of $834 million and Annualized Recurring Revenue (ARR) of $582 million, up 24% year over year.

Adjusted EBITDA Margin*	EPS	Total Shareholder Return
Record Adjusted EBITDA* of $589 million; adjusted EBITDA margin* of 71%, up 8 percentage points year over year.	*Full year GAAP EPS of $11.80 and non-GAAP EPS* of $15.31.*	*Generated TSR of 66% in fiscal 2025 and annualized five year TSR of 42.0%.*
Licensing Agreements	**New Patents**	**Return of Capital**
Signed 8 new license agreements in 2025 and we now license eight of the top ten smartphone manufacturers covering 85% of the overall market.	*Grew our patent portfolio 14% to approximately 38,000 granted patents and pending applications.*	*Record cash flows from operating activities of $544 million, with a total of $169 million used to return capital to shareholders.*

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* *Adjusted EBITDA, adjusted EBITDA margin, non-GAAP EPS and free cash flow are non-GAAP financial measures. See Appendix A for an explanation of how these metrics are used and a detailed reconciliation to the most directly comparable GAAP measure.*

2025 Compensation Decisions and Actions

The following are highlights of the key compensation decisions made by the Human Capital Committee for 2025:

- Provided a majority of our executives' target compensation in equity to align our executives' interests with those of our shareholders. Approximately 82% of our CEO's 2025 target compensation and, on average, 76% of 2025 target compensation for our other NEOs was in equity incentives, with approximately 67% of our CEO's and 50% of our other NEOs' 2025 equity in the form of performance-based equity awards.

- Paid Short Term Incentive Program ("STIP") awards out at 178% of target based on performance results, including revenue of $834 million, the second highest in the company's history, and continued growth of our patent portfolio by 14% year over year.

- Based on shareholder feedback, designed our 2025 Long Term Compensation Program's ("LTCP") performance-based equity to be based on average pro forma EBITDA over the full three-year period rather than the highest four quarters during the performance period. Pro forma EBITDA is a supplemental non-GAAP financial measure that InterDigital believes provides investors with important insight into our ongoing business performance. Additional information can be found in Appendix A.

- Amended our stock ownership guidelines to be more rigorous by increasing our CEO's target ownership level from 5x to 6x his annual salary.

Shareholder Engagement and Results from 2025 Shareholder Advisory Vote on Executive Compensation

At the 2025 annual meeting of shareholders, we held an advisory vote on executive compensation. In 2025, we received shareholder support for our executive compensation programs with say on pay support of approximately 96%. The Human Capital Committee considers the results of the annual advisory vote on executive compensation as an important data point in its compensation decisions.

The Human Capital Committee actively and directly seeks out feedback from shareholders regarding the executive compensation program. Specifically, in the fall of 2025, the Chair of the Human Capital Committee, our investor relations team, and as appropriate, members of senior management, reached out to 25 of our largest investors, which collectively own about 70% of our outstanding shares, and ultimately engaged with certain of these investors to discuss and receive input, including about our executive compensation.

In addition, during fiscal year 2025, our investor relations team participated in sixteen investor conferences and seven non-deal roadshow events and engaged with existing and prospective institutional investors in over 200 meetings to keep an open dialog about our business and performance. Our investor relations team discusses with our shareholders any subject they wish to raise, subject to the limitations of applicable securities law, including financial activities, strategy, sustainability and executive compensation.

Good Governance Practices and Policies

The Human Capital Committee and the company strive to maintain good governance practices and regularly review and update such practices related to the compensation of our executives, including our NEOs. The following table highlights the responsible practices we have implemented, as well as the practices we have avoided, in order to best serve our shareholders' long-term interests:

WHAT WE DO	WHAT WE DO NOT DO
✓ We incorporate shareholder feedback into our compensation program design.	☒ We do not have single-trigger payout provisions in our equity award agreements.
✓ We create a **balanced compensation program** through a mix of fixed and variable short- and long-term incentives.	☒ We do not provide golden parachute tax gross-ups.
✓ We **cap** payouts under our annual STIP to individual employees, including our NEOs, at two times target.	
✓ We have **double-trigger** change in control payout provisions (i.e., an executive must be terminated in connection with a change in control in order to receive any change in control benefits).	☒ We do not provide excessive perquisites to executives that other employees at or above the senior director level do not receive.
✓ We maintain a **clawback policy** that allows for recoupment of excess incentive compensation paid to our executive officers in the event of certain accounting restatements.	☒ We do not permit the hedging or pledging of InterDigital stock by any employee, including executives.
✓ We have robust target **stock ownership** levels for our executive officers and directors, defining qualifying stock to include only shares of common stock or vested RSUs held outright or indirectly through the 401k.	☒ We do not pay out dividend equivalents on unvested RSUs; accrued dividend equivalents are paid out only if and to the extent that the underlying RSU award vests.
✓ We **review compensation-related risk** with an outside independent compensation consultant on an annual basis to ensure our plans do not create incentives that would put the company at risk of a material adverse effect.	

What Guides Our Program

Compensation Objectives and Philosophy

The primary purpose of our executive compensation program is to attract, retain and motivate talented individuals who will drive the successful execution of the company's strategic plan. Specifically, we aim to:

- attract talented leaders to serve as executives by setting total compensation levels and incentive program targets at competitive levels for comparable roles in the marketplace;
- retain our executives by providing a balanced mix of base salary and short and long-term incentive compensation;
- motivate our executives by "paying for performance," and rewarding individual performance and the accomplishment of corporate goals, as determined by the Human Capital Committee, through performance-based compensation; and
- align the interests of executives and shareholders by rewarding our executives for increasing our stock price over the long term and maximizing shareholder value with a substantial portion of total compensation in the form of direct ownership in our company through long-term equity awards and meaningful ownership guidelines.

Pay for Performance (Principal Elements of Pay)

Our executive compensation program is intended to hold our executives accountable for business results and compensate them for strong corporate performance and value creation for our shareholders by rewarding performance that meets or exceeds the goals established by the Human Capital Committee. Our NEOs' 2025 compensation program was comprised of base salary, STIP and LTCP awards. Consistent with our compensation philosophy, the actual compensation received by our NEOs will vary based on individual and corporate performance measured against annual and long-term performance goals. Additionally, because a significant percentage of our NEOs' pay is comprised of equity awards, the value of their pay increases and decreases with changes in our stock price. For 2025, approximately 92% of our CEO's annual target compensation, and on average, 86% of the target compensation of our other NEOs, was comprised of STIP and LTCP awards and thus variable based on the company's performance.



CEO
TARGET PAY MIX
Base Salary 8%
Short-Term Incentives 10%
Time-Based RSUs 27%
Performance-Based RSUs 28%
Performance-Based Options 27%
Fixed 8%
Variable 92%



OTHER NEOs
TARGET PAY MIX (AVERAGE)
Base Salary 14%
Short-Term Incentives 10%
Time-Based RSUs 38%
Performance-Based RSUs 38%
Fixed 14%
Variable 86%

The Decision-Making Process

Role of the Human Capital Committee. The Human Capital Committee oversees our executive compensation program and has final approval with respect to the composition, structure and amount of all executive officer compensation. The Human Capital Committee is comprised of at least three independent members of the Board. Guided by its philosophy that the interests of key leadership should be aligned with the long-term interests of the company and its shareholders, the Human Capital Committee annually reviews and approves goals relevant to the performance-based incentive compensation of the CEO and other executive officers. The Human Capital Committee works very closely with management and the Human Capital Committee's independent consultant to examine the effectiveness of the company's executive compensation program throughout the year. Details of the Human Capital Committee's authority and responsibilities are discussed above under "Board Structure and

Committee Membership-Human Capital Committee'' and are specified in the Human Capital Committee's charter, which is available on the Investor Relations page of our corporate website.

Role of Executives. As part of the annual performance and compensation review for executives other than the CEO, the Human Capital Committee considers the CEO's assessment of the other executives' performances, reviewing major individual accomplishments and other recommendations of the CEO regarding their compensation. The CEO, along with the CFO, also reports to the Human Capital Committee on the company's achievement of objectively measurable goals established under performance-based incentive programs.

Role and Independence of Advisors. The Human Capital Committee has authority to retain independent consultants and other experts to assist in carrying out its responsibilities. The Human Capital Committee selects the consultant, negotiates the fees paid and manages the engagement. The Human Capital Committee has engaged FW Cook, a national executive compensation consulting firm, to advise it and the rest of the Board on matters including, but not limited to, trends in executive compensation, compensation peer group composition, assessing total direct compensation of the executives as compared to the compensation peer group, and short and long-term incentive plan design and compensation of the company's executive officers. Based on consideration of the factors as set forth in applicable SEC rules and listing standards of the Nasdaq Stock Market, the Human Capital Committee has determined that FW Cook has no conflicts of interest in providing its services.

Factors Considered in Setting Compensation Amounts and Targets. In establishing compensation amounts and incentive program targets for executives, the Human Capital Committee seeks to provide compensation that is competitive under current market conditions and industry practices. Accordingly, the Human Capital Committee annually reviews market data that is comprised of proxy-disclosed data from peer companies and information from nationally recognized published surveys for high-technology companies, adjusted for size.

Consistent with its review practices, in the fall of 2024, our compensation consultant FW Cook assisted the Human Capital Committee with its process of annually reviewing peer group companies for 2025 compensation purposes. The peer group approved by our Human Capital Committee was chosen based on an assessment of each company's similarity with InterDigital with respect to business model, revenue and market capitalization. The Human Capital Committee's objective in selecting this peer group was to include a mix of similar-sized public companies with a technology patent/licensing business and companies that operate in the system and application software sectors. Targeted companies generally had revenues between 0.4x and 2.5x of InterDigital's at the time of the analysis and market capitalization between 0.33x and 3.0x of InterDigital's. For 2025, ADTRAN was removed from the peer group because it did not meet the market size criteria and Everbridge was removed because it was acquired. Blackbaud was added as a replacement for the two removed peers.

The companies comprising the 2025 compensation peer group were as follows:

Adeia, Inc.	Dolby Laboratories, Inc.	Semtech Corporation
Aspen Technology, Inc.	LiveRamp Holdings, Inc.	Silicon Laboratories, Inc.
Blackbaud	Manhattan Associates, Inc.	Synaptics Inc.
CSG Systems International, Inc.	Progress Software Corporation	Universal Display Corp
Guidewire Software, Inc.	Qualys, Inc.	
Digi International, Inc.	Rambus, Inc.	

In the fall of 2024, FW Cook conducted an executive compensation review using peer group and market data from nationally recognized published surveys to provide the Human Capital Committee context on competitive compensation for comparable executive positions. There is no targeted benchmark level of compensation, but the data are used as reference points to guide the Committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace. The Committee believes that executive pay should be determined using a holistic approach, taking into account a wide variety of factors, such as the importance of each executive officer's role to the company, individual expertise, experience and performance, retention concerns, internal parity and relevant compensation trends in the marketplace, in making its final compensation determinations.

2025 Executive Compensation in Detail

Base Salary

Base salary is the fixed element of an executive's cash compensation, which the company pays to afford each executive the baseline financial security necessary to focus on his or her day-to-day responsibilities. Base salaries for the executives are set at competitive levels to attract and retain highly qualified and talented leaders. The Human Capital Committee reviews and approves base salaries for the executives annually, however, executive base salaries are not subject to automatic annual adjustments.

The Human Capital Committee reviews market data and base salaries of executive officers in the company's compensation peer group and considers the executive's experience, scope of responsibility, importance to the company and individual performance when setting base salary. For 2025, the base salary remained flat for Mr. Pankaj and Ms. Hakoranta because market data showed that their salaries were within the median range for their respective positions. In order to remain competitive with comparable positions in their peer group, base salary increases were given to Messrs. Chen, Brezski and Schmidt for 2025. Set forth below are the 2024 and 2025 base salaries for our NEOs:

NEO	2024	2025	% Increase
Liren Chen	$710,000	$760,000	7%
Richard J. Brezski	$440,000	$475,000	8%
Julia C. Mattis[1]	$360,000	$400,000	11%
Rajesh Pankaj	$490,000	$490,000	—%
Joshua D. Schmidt	$400,000	$430,000	8%
Eeva K. Hakoranta[2]	€411,000	€411,000	—%

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(1) *Ms. Mattis received an 8% increase to her base salary upon her promotion to Chief Licensing Officer in September 2025 after receiving an annual 3% merit increase in March 2025.*

(2) *Ms. Hakoranta received her salary and other cash compensation in euros.*

Short-Term Incentive Plan

The annual STIP is designed to reward the achievement of corporate goals and individual accomplishments during each fiscal year. Individual STIP payouts are determined based on performance against pre-determined strategic corporate goals and individual performance. In 2025, the Human Capital Committee increased the Chief Executive Officer's target bonus from 105% to 125% of base salary to better align with market trends. Ms. Mattis's target bonus was increased from 50% to 60% of base salary as a result of her promotion to Chief Licensing Officer in September 2025. No other changes were made to the target STIP levels. STIP payouts are capped at 200% of target for each executive.

NEO	2024 Target STIP Level (% of Base Salary)	2025 Target STIP Level (% of Base Salary)
Liren Chen	105%	125%
Richard J. Brezski	75%	75%
Julia C. Mattis	50%	60%
Rajesh Pankaj	75%	75%
Joshua D. Schmidt	75%	75%
Eeva K. Hakoranta	75%	75%

The STIP is designed to ensure that corporate performance is a primary factor in determining payout. Baseline funding of the STIP is determined entirely on corporate goal achievement with individual performance as a modifier. The STIP payout for 2025 was determined as follows:



Corporate Performance Goals. For 2025, the corporate performance goals for the company's executives and the relative weights assigned to each were as follows, with a maximum payout of 200% of target:

2025 STIP Corporate Performance Goals:

Performance Measure (relative weight)	Description	Goal/Objectives	Determination of Payout Level
Total Revenue (60%)	Achieve specified amount of recognized revenue as reported in our financial statements	*Target is estimated recognized revenue as reported in 2025 financial statements* *Threshold = $660M* *Target = $710M*	*Minimum threshold set, below which would yield 0% achievement* *Each $1 million above threshold equals 0.5% achievement up to target; each $1 million achievement above target equals 1.0% achievement above target*
Innovation (30%)	Patent filings	*Meet or exceed specified number of first patent filings* *Target = 800 first patent filings*	*Percent achievement equals first patent filings as % of target filings*
Evolution (10%)	Execute Human Capital initiatives	*Execute Human Capital initiatives with focus on Cultural Transformation*	*Bonus element pays out if specific, pre-defined strategic accomplishments are achieved*

These corporate performance goals were structured to challenge and motivate executives and intended to align the executive team around a key set of company performance objectives. The annual revenue targets are set to reflect the company's underlying performance and support sustainable growth. In setting performance goals, the Human Capital Committee recognizes that our reported revenue can fluctuate meaningfully from year-to-year due to the timing of revenue recognition, particularly the impact of "catch-up revenue", which reflects revenue attributable to periods prior to the execution of a license agreement. Catch-up revenue can be significant and episodic, and is typically recorded at the time multi-year licensing agreements are executed resulting in variability of annual reported revenue. For 2025, the target revenue goal of $710M includes material growth of our recurring revenue base but appears lower than reported 2024 revenue of $869M because 2024 reported revenue includes substantial catch-up contributions amounting to $460M. Our STIP targets are aligned with the company's recurring revenue base and expected operational performance related to new agreements and enforcement actions, promoting incentives that are achievable, within management's influence, and aligned with long-term shareholder value creation. Additionally, the goals further our long-term strategy to be a leading innovator, designer and developer of fundamental, horizontal technologies and to receive fair compensation from the companies that implement our patented innovations in their products and services across licensing programs. We want to grow our licensing revenue, grow and enhance our worldwide patent portfolio and execute on human capital initiatives. Our goal is to foster an environment where employees feel valued, respected and challenged in order to enable our workforce to continue to contribute to the company's growth and sustained success.

On January 22, 2026, the CEO reported to the Human Capital Committee on the final achievement of the revenue and strategic corporate goals and provided his assessment with respect to individual NEOs' performance for the year. Total revenue in 2025 was $834 million. The table below contains details of the achievement of each of the corporate strategic performance components of the STIP, along with the payout assigned to each component according to its level of achievement.

			Corporate Strategic Performance Goals: Outcomes	
Goal **(Target metric weight)**	**Threshold** **Payout**	**Target** **Payout**	**Achievement**	**Component** **Payout**
Total Revenue (60%)	$660M 30%	$710M 60%	*Total Revenue of **$834M*** *Each $1M above $710M is 1.0% achievement* ***(achieved 224% of target)***	134%
Innovation (30%)	0%	*30%*	*890 first patent filings* ***(achieved 111% of target)***	33%
Evolution (10%)	0%	*10%*	*Continued execution of Culture Development Plan* ***(100% achievement)***	10%
Overall Corporate Achievement*				178%

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* Although individual goal achievement is not capped, the overall STIP payout is capped at 200%.

Personal Performance Component. The personal performance component of each NEO's STIP award is based on pre-established criteria and evaluated by the Human Capital Committee at the end of the year. For the CEO, the Human Capital Committee considered the Board's assessment of his performance, as reflected in the assessment by the non-executive Chairman of the Board.

For 2025, Mr. Chen was further assessed on performance of the strategic corporate goals as his personal achievement of the following:

Goal	Achievements
Revenue/ Financial Strength	InterDigital increased annualized recurring revenue to $582 million, up 24% year over year. Mr. Chen led the achievement of strong revenue while maintaining cost discipline, resulting in full-year adjusted EBITDA of $589 million and non-GAAP EPS of $15.31.
Innovation	Mr. Chen's continued emphasis on and support of innovation drove above target achievement in 2025 leading to a 14% year-over-year growth of our patent portfolio to approximately 38,000 granted patents and applications and our 4th year of recognition as a global innovation leader by LexisNexis.
Evolution	Mr. Chen continued to support the evolution of the corporate culture to drive talent growth and retention by supporting our market competitive compensation program at all levels of the organization and our employee and leadership development programs.

In addition to the strong financial results and continued focus on research and development, Mr. Chen led continued progress across all of the company's licensing verticals, including the completion of the Samsung smartphone license agreement, an agreement with HP Inc., the world's largest personal computer manufacturer, and the initiation of licensing enforcement initiatives against Disney+, Hulu + and ESPN+. Finally, the acquisition of the artificial intelligence (AI) startup Deep Render, completed in the fourth quarter 2025, is expected to strengthen the engineering team and advance the company's research in AI and video compression.

For the other NEOs, the Human Capital Committee reviewed the performance assessments provided by Mr. Chen with respect to each executive's individual performance and also considered its own direct interactions with each NEO. The Human Capital Committee included the impact on achievement of the strategic corporate goals and how well such NEO's department performed during the year with respect to the department's goals/primary projects. After completing the evaluations, the Human Capital Committee determined that the personal performance achievement against objectives for each NEO employed by the company at the end of 2025 was as follows:

NEO	Personal Performance Factor (0%-200%)
Liren Chen	100%
Richard J. Brezski	100%
Julia C. Mattis	100%
Rajesh Pankaj	100%
Joshua D. Schmidt	100%
Eeva K. Hakoranta*	NA

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* *Ms. Hakoranta received a pro-rata portion of her 2025 STIP at actual corporate performance pursuant to the terms of her Employment Agreement.* See ''Payments upon termination without cause for Eeva Hakoranta''.

STIP Payout Calculation. Using the formula presented above, the payout for each executive was based on both Corporate Achievement and Personal Performance. The following table lays out the calculations for each NEO employed by the company at the end of 2025:

NEO	2025 Base Salary ($)	Target as percentage of base salary	Target bonus ($)	Corporate Achievement	Personal Performance	Overall achievement as % of target	Actual Bonus ($)
Liren Chen	760,000	125%	950,000	178%	100%	178%	1,691,000
Richard J. Brezski	475,000	75%	356,250	178%	100%	178%	634,125
Julia C. Mattis	400,000	60%	240,000	178%	100%	178%	427,200
Rajesh Pankaj	490,000	75%	367,500	178%	100%	178%	654,150
Joshua D. Schmidt	430,000	75%	322,500	178%	100%	178%	574,050
Eeva K. Hakoranta*	€411,224	75%	€156,306	178%	100%	178%	€ 278,252

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* *Ms. Hakoranta, upon termination, remained eligible for a pro-rated portion of her 2025 STIP based on company performance pursuant to the terms of her employment agreement; the pro-rated target bonus is included above.*

Long-Term Compensation Program

The LTCP is designed to align management's interests with those of the company's shareholders to maximize the value of the company's stock over the long term and to enhance retention efforts by incentivizing executive officers to drive the company's long-term strategic plan. It consists of three components:

Equity Vehicle	What it Does	Vesting Requirements
Performance-based RSUs	Aligns NEO and shareholder interests by tying value to both business results and future stock price.	Achievement of specified performance goals is required for vesting. For performance that falls below threshold achievement, no equity vests; vesting is capped at 200% of target. Performance-based options' exercise term is 10 years.
Performance-based stock options	Rewards for stock price appreciation and achievement of underlying goals.	
Time-based RSUs	Focuses our executives on long-term share ownership and sustained value.	Three-year ratable vesting of shares.

2025 LTCP Grant

The Human Capital Committee determines annually the participation level and components of each executive officer's LTCP award, considering market data and internal pay equity among the company's NEOs and other executives to motivate and incentivize performance across the senior management team and encourage collaboration and shared responsibility for executing the company's strategic plan. In 2025, the Human Capital Committee determined that approximately two-thirds of our CEO's LTCP would be provided in performance-based equity, split equally between RSUs and options, with the remaining one-third in time-based RSUs. The LTCP mix for our other NEOs in 2025 remained at 50% performance-based RSUs and 50% time-based RSUs. The Human Capital Committee approved LTCP awards to the company's employees, including the NEOs, which were granted on March 31, 2025. The 2025 LTCP grants were comprised of the following equity vehicles:

| | 2025 LTCP Grant: Equity Mix | | |
NEO	Performance-Based RSUs	Performance-Based Stock Options	Time-Based RSUs
Liren Chen	33 1/3%	33 1/3%	33 1/3%
Richard J. Brezski	50%	—	50%
Julia C. Mattis	50%	—	50%
Rajesh Pankaj	50%	—	50%
Joshua D. Schmidt	50%	—	50%
Eeva K. Hakoranta	50%	—	50%

The table below shows the target award values for the 2025 LTCP grant for each of the NEOs:

	Performance-Based RSUs ($)[1]	Performance-Based Stock Options ($)[2]	Time-Based RSUs ($)[1]	Total Value ($)
Liren Chen	2,666,666	2,666,667	2,666,667	8,000,000
Richard J. Brezski	1,400,000	—	1,400,000	2,800,000
Julia C. Mattis[3]	750,000	—	750,000	1,500,000
Rajesh Pankaj	1,500,000	—	1,500,000	3,000,000
Joshua D. Schmidt	1,000,000	—	1,000,000	2,000,000
Eeva K. Hakoranta[4]	1,400,000	—	1,400,000	2,800,000

(1) *Award amounts for performance-based and time-based RSUs were determined based on the closing price of InterDigital's common stock on the date of grant.*

(2) *Individual award amounts for options were calculated based on Black-Scholes values; additional information can be found in footnote 5 to the Summary Compensation Table below.*

(3) *Ms. Mattis received a $500,000 LTCP award in March 2025 and another $1,000,000 LTCP award in December 2025 as a result of her promotion to Chief Licensing Officer in September 2025, for a total of $1,500,000 in LTCP awards.*

(4) *Ms. Hakoranta forfeited the 2025 LTCP performance-based RSUs upon her separation and she received a pro-rata portion of the 2025 LTCP time-based RSUs upon separation.*

2025 LTCP Time-based RSUs. Time-based RSUs granted to our NEOs in 2025 vest over three years, with one-third of the RSUs vesting and being delivered on or about each of the first three anniversaries of the grant date.

2025 LTCP Performance-Based RSUs and Options. Performance-based RSUs and performance-based options (the "Performance Awards") from the 2025 LTCP are earned based on the achievement of pre-determined goal(s) set by the Human Capital Committee. The metric for the 2025 LTCP goal is pro forma EBITDA, which measures overall profitability of the company. Pro forma EBITDA is a supplemental non-GAAP financial measure that InterDigital believes provides investors with important insight into our ongoing business performance. Additional information can be found in Appendix A.

The Performance Awards, if earned, may vest at the end of the three-year performance period (January 1, 2025 through December 31, 2027) based on specified threshold, target, and maximum average levels of pro forma EBITDA measured over the three-year performance period. Based on shareholder feedback, the goal will measure average pro forma EBITDA over the full three-year performance period rather than the highest four quarters during the performance period. If the threshold level of achievement is not met, there is no payout.

Achievement of the threshold performance level will result in 50% of target payout. Goal achievement for performance that falls between the amounts established for threshold, target and maximum achievement above is calculated using linear straight-line interpolation between the target achievement level and the actual achievement level. The payout cannot exceed 200% of target.

Status of Prior LTCP Grants:

2021 LTCP Grant: Forty percent of the 2021 LTCP performance-based awards have a five-year performance period (January 1, 2021 through December 31, 2025) and were set as milestone awards that may vest based on achievement of certain Consumer Electronics Revenue Platform (''CE Revenue Platform'') goals. Each milestone goal achievement provided for a partial vesting (25% of target), with each milestone being an additional $25 million of CE Revenue Platform (the amount of revenue from existing contracts for the next 12-month period). The first milestone was achieved in June 2020 and the second was achieved in December 2023. The third and fourth milestones were not achieved at the end of the performance period, and the corresponding portion of the awards were forfeited.

2023 LTCP Grant: The 2023 LTCP performance-based awards are earned based upon the achievement of specified threshold, target and maximum levels of pro forma EBITDA measured quarterly during years two through three of the performance period, January 1, 2023 through December 31, 2025, on a trailing four quarter basis. The highest consecutive four quarters determines goal achievement. If the threshold level of achievement is not met, there is no payout. The pro forma EBITDA goal associated with the 2023 LTCP was as follows:

	Threshold	Target	Superior
Pro forma EBITDA	$175M	$275M	$375M

The CEO reported to the Human Capital Committee that the four-quarter period measured from Q2 2024 through Q1 2025 exceeded the superior achievement. Each trailing four quarter period during the second and third years of the performance period achieved pro forma EBITDA that exceeded the superior goal, with high-water mark of $737 million for the four-quarter period from Q4 2024 through Q3 2025. The Human Capital Committee determined that the company's goal achievement exceeded superior performance and, as a result, 200% of the performance-based equity vested in March 2026. Pro forma EBITDA is a non-GAAP financial measure. See Appendix A for an explanation of how this metric is used and a detailed reconciliation to the most directly comparable GAAP measure.

Other Compensation-Related Practices, Policies and Guidelines

Stock Ownership Guidelines

To align the interests of our executive officers with those of our shareholders, the company has established stock ownership guidelines for its executive officers. The CEO's target ownership level is an amount of company stock with a value of at least six times his current annual base salary. The company's other executive officers are expected to own an amount of company stock with a value of at least two times their current annual base salary. The guidelines were amended in March 2025 to provide that the CEO's target ownership level is at least six (up from five) times his annual salary.

For purposes of calculating the value of company stock holdings, each share is priced at a price per share/unit equal to the average closing price of the company's common stock for the 200 trading days leading up to and including the calculation date. The 200-day average closing price was also amended to be calculated annually on June 1 each year, instead of on the date of the company's annual meeting of shareholders.

Any executive who has not reached or fails to maintain their target ownership level must retain at least 50% of any after-tax shares derived from the vesting of any awards or from exercised options until their level is met. An executive may not make any disposition of shares that results in their holdings falling below the target level without the express approval of the Human Capital Committee. As of December 31, 2025, all of our executive officers had either met their target ownership level or had more time to do so, and all executive officers who had not yet met their target ownership level were in compliance with the guidelines.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not have a formal policy regarding the timing of awards of options in relation to our disclosure of material nonpublic information. Typically, the Human Capital Committee approves the amount and timing of the annual grant, including any option component thereof, at its regular quarterly meeting during first fiscal quarter. The Human Capital Committee does not grant option awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation.

No stock options were granted during 2025 in the periods beginning four business days before the filing of a quarterly report on Form 10-Q, the filing of an annual report on Form 10-K, or the filing or furnishing of a current report on Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such report.

Clawback Policy

The company adopted a revised Clawback Policy in 2023, in compliance with applicable rules of Nasdaq and Section 10D and Rule 10D-1 of the Exchange Act. The policy requires the company to recover any incentive-based compensation from NEOs in the event of any accounting restatement as a result of the company's material non-compliance with financial reporting requirements, to the extent that the incentive-based compensation exceeds the amount that the executive would have received based on the restated financial statements. The policy allows recoupment from certain other executives of the company. The Board delegated authority to the Human Capital Committee to oversee the policy's administration.

Savings and Protection and Nonqualified Deferred Compensation Plans

The company's Savings and Protection Plan ("401(k) Plan") is a tax-qualified retirement savings plan pursuant to which employees, including NEOs, are able to contribute the lesser of 100% of their annual base salary and bonus or the annual limit prescribed by the Internal Revenue Service ("IRS") on a pre-tax basis. The company provides a 50% matching contribution on the first 6% of an employee's eligible earnings contributed to the 401(k) Plan, up to the cap mandated by the IRS. The company offers this benefit to encourage employees to save for retirement and to provide a tax-advantaged means for doing so.

As noted above, the IRS imposes limits on the amounts that an employee may contribute annually to tax qualified plans such as the 401(k) Plan. The company's nonqualified deferred compensation plan (the "Deferred Compensation Plan") provides a select group of management and highly compensated employees, including the NEOs, with an opportunity to defer up to 40% of their base salary and up to 100% of their STIP payment. For 2025, the company matched up to 50% of the first 6% of the participant's eligible compensation, determined on a combined plan basis taking into account both the Deferred Compensation Plan and the 401(k) Plan. Matching contributions are made once annually after the end of the year. Participants vest one-third in company matching contributions after one year of service, two-thirds after two years of service and fully after three years of service, a vesting schedule identical to the 401(k) Plan. For more information about the nonqualified deferred compensation plan, see "Nonqualified Deferred Compensation."

Severance Arrangements with NEOs

The company amended and restated the InterDigital, Inc. Executive Severance and Change in Control Policy (the "Executive Severance Policy"), which automatically renews for additional successive one-year periods (unless the company provides notice of non-renewal at least 30 days before the expiration of the term (as extended by any renewal period)), in September 2025. The policy applies to all NEOs except for Ms. Hakoranta, whose severance arrangements, in compliance with local law, were set forth in her employment agreement. Among other things, the Executive Severance Policy provides severance payments and benefits upon certain qualifying terminations of employment, including upon termination of the NEO's employment by the company without Cause, and provides for enhanced payments and benefits if such termination occurs on or within one year after a Change in Control (two years for the CEO), each as defined in the Executive Severance Policy. Ms. Hakoranta's employment agreement provided similar payments and benefits. The amendment added a requirement that eligible executives execute an Executive Mutual Agreement for Individual Arbitration in order to be eligible for the benefits under the Plan. See "Potential Payments upon Termination or Change in Control."

Compensation-Related Risk Assessment

We have assessed our employee compensation policies and practices and determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the Human Capital Committee considered all components of our compensation program and assessed any associated risks. The Human Capital Committee also considered the various strategies and measures employed by the company that mitigate such risk, including: (i) the overall balance achieved through our use of a mix of cash and equity, annual and long-term incentives and time- and performance-based compensation; (ii) our use of multi-year vesting periods for equity grants; (iii) limits on the maximum goal achievement levels and overall payout amounts under STIP and LTCP awards; (iv) the company's adoption of, and adherence to, various compliance programs, including the Code of Ethics, a clawback policy, a contract review and approval process and signature authority policy and a system of internal controls and procedures; and (v) the oversight exercised by the Human Capital Committee over the performance metrics and results under the STIP and the LTCP. In addition, our compensation programs are reviewed with the Human Capital Committee's compensation consultant on an annual basis to ensure plans do not create incentives that would put the company at excessive risk. Based on FW Cook's most recent review and the assessment described above, the Human Capital Committee concluded that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on the company.

Taxation of Executive Compensation

For income tax purposes, public companies may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain ''covered employees,'' including our named executive officers, under Section 162(m) of the Internal Revenue Code of 1986, as amended (''Section 162(m)''), subject to certain limited exceptions (which may not be applicable to us). Nevertheless, our board of directors believes that it should not be constrained by the requirements of Section 162(m) if those requirements would impair flexibility in compensating our named executive officers in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our shareholders and reserve the right to award compensation that may not be deductible under Section 162(m) where the company believes it is appropriate to do so.

Accounting for Share-Based Compensation

We follow FASB ASC Topic 718 for our share-based compensation awards. FASB ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options and RSUs, based on the grant date ''fair value'' of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. FASB ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render services in exchange for the option or other award.

Human Capital Committee Report

The Human Capital Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the company's Annual Report on Form 10-K.

HUMAN CAPITAL COMMITTEE:
Jean F. Rankin, Chair
Derek Aberle
S. Douglas Hutcheson
John D. Markley, Jr.

The foregoing Human Capital Committee report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under these acts, except to the extent specifically incorporated by reference.

Summary Compensation Table

The following table contains information concerning compensation awarded to, earned by or paid to our NEOs in the last three years (unless the NEO was not an executive officer of the company during such year). Our NEOs consist of: (i) Liren Chen, our President and CEO; (ii) Richard J. Brezski, our CFO and Treasurer; (iii) Julia C. Mattis, our Chief Licensing Officer as of September 2025; (iv) Rajesh Pankaj, our Chief Technology Officer; (v) Joshua D. Schmidt, our Chief Legal Officer and Corporate Secretary and (vi) Eeva K. Hakoranta, our former Chief Licensing Officer who ceased to be an executive officer in April 2025. Additional information regarding the items reflected in each column follows the table.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3][4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	All Other Compensation ($)[7]	Total ($)
Liren Chen..................	2025	750,384		3,999,999	1,333,333	1,691,000	72,841	7,847,557
President and Chief	2024	710,000		4,000,000	1,000,000	1,491,000	56,868	7,257,868
Executive Officer	2023	706,000		2,250,000	750,000	998,970	68,190	4,773,160
Richard J. Brezski...........	2025	468,269		2,100,000		634,125	37,343	3,239,737
Chief Financial Officer and	2024	440,000		1,575,000		660,000	29,961	2,704,961
Treasurer	2023	433,221		1,125,000		442,200	34,604	2,035,025
Julia C. Mattis	2025	376,064	50,000	1,875,000		427,200	13,746	2,742,010
Chief Licensing Officer								
Rajesh Pankaj...............	2025	490,000		2,250,000		654,150	21,027	3,415,177
Chief Technology Officer	2024	490,000		1,725,000		735,000	6,327	2,956,327
	2023	490,000	466,667	1,125,000		492,450	31,055	2,605,172
Joshua D. Schmidt	2025	424,230		1,500,000		574,050	34,217	2,532,497
Chief Legal Officer and	2024	400,000		1,125,000		600,000	13,656	2,138,656
Corporate Secretary	2023	390,961		750,000		321,600	11,177	1,473,738
Eeva K. Hakoranta[8]	2025	250,739		2,100,000		326,640	1,478,484	4,155,863
Chief Licensing Officer	2024	427,000		1,575,000		640,500	1,535	2,644,035
	2023	447,385		1,125,000		457,000	1,535	2,030,920

---

(1) Base salary increases, as applicable, became effective on March 1 of each year. Amounts reported reflect the value of base salary earned by each NEO during such years.

(2) Ms. Mattis received a one-time cash bonus in 2025 as additional compensation for her service as Interim Chief Licensing Officer. In connection with his hiring as CTO in 2022, Mr. Pankaj received a sign-on cash bonus, a portion of which was received in 2023.

(3) Amounts reported reflect the grant date fair value computed in accordance with FASB ASC Topic 718 for time-based RSU awards granted during the designated fiscal year. The assumptions used in valuing these awards are incorporated by reference to Notes 2 and 13 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2025. Under generally accepted accounting principles, compensation expense with respect to stock awards granted to our employees is generally equal to the grant date fair value of the awards and is recognized over the vesting periods applicable to the awards.

(4) Amounts reported also reflect the value at the grant date of performance-based RSUs granted in such years based upon the probable outcome of the performance conditions for such awards, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in valuing these awards are incorporated by reference to Notes 2 and 13 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2025.

On March 31, 2025, the company granted performance-based RSU awards to its NEOs. As of the respective grant dates, consistent with the estimates determined as of the respective grant dates under FASB ASC Topic 718, the probable outcome of the performance conditions for these grants was estimated at 50% achievement and as a result, the grant date fair value was 50% of the target grant values. On December 15, 2025, Ms. Mattis was granted performance-based RSUs upon her promotion to Chief Licensing Officer and consistent with the estimates determined as of the grant date under FASB ASC Topic 718, the probable outcome of the performance condition for this grant was estimated at 170% of the target grant value.

The following table sets forth value of the performance-based RSUs granted to the NEOs in 2025 assuming that the highest level of performance conditions will be achieved and the grants vest at their maximum level of 200% of target:

NEO	Maximum Value Performance-Based RSU Awards 2025 LTCP ($)
Liren Chen	5,333,333
Richard J. Brezski	2,800,000
Julia C. Mattis...	1,500,000

NEO	Maximum Value Performance-Based RSU Awards 2025 LTCP ($)
Rajesh Pankaj	3,000,000
Joshua D. Schmidt	2,000,000
Eeva K. Hakoranta	2,800,000

(5) Amounts reported reflect the value recognized for financial reporting purposes in accordance with FASB ASC Topic 718. During 2025, the company granted performance-based options to Mr. Chen, as part of the 2025 LTCP. As of the grant date, consistent with the estimates determined as of the respective grant dates under FASB ASC Topic 718, the probable outcome of the performance conditions for the performance options granted under the 2025 LTCP was estimated at 50% achievement, and therefore the grant date fair value was 50% of the target grant value.

Assuming that the highest level of performance conditions will be achieved and the grant vests at its maximum level of 200% of target, the maximum grant date fair value of the performance-based stock options granted to Mr. Chen under the 2025 LTCP would be $5,333,333. The weighted-average assumptions underlying this valuation under the Black-Scholes option pricing model are as follows: expected term of 6.48 years; volatility of 39.10%; a risk-free interest rate of 4.02%; and a dividend yield of 1.17%.

(6) Amounts reported consist of payouts earned under the company's 2025 STIP.

(7) The following table details each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal year 2025:

NEO	401(k) Plan Matching Contributions ($)[a]	Supplemental LTD ($)[b]	Deferred Compensation Plan Matching Contributions ($)[c]	Other ($)[d]	Total ($)
Liren Chen	10,500	5,599	56,742	—	72,841
Richard J. Brezski	10,500	3,495	23,348	—	37,343
Julia C. Mattis	10,500	3,246	—	—	13,746
Rajesh Pankaj	—	6,327	14,700	—	21,027
Joshua D. Schmidt	10,500	3,490	20,227	—	34,217
Eeva K. Hakoranta	—	845	—	1,477,639	1,478,484

(a) Amounts represent company matching contributions to all employees, including the NEOs, on 50% of the first 6% of the employee's eligible salary and annual bonus contributed to the 401(k) Plan, up to the maximum amount permitted by the Internal Revenue Service.

(b) Amounts represent premium amounts paid by the company for supplemental executive long-term disability insurance for the benefit of such NEO.

(c) Amounts represent company matching contributions made pursuant to the company's nonqualified deferred compensation plan for NEO contributions. For more information, see "Nonqualified Deferred Compensation."

(d) Amount consists of severance ($724,104), vacation payout ($136,775) and accelerated RSU vesting ($616,760).

(8) Ms. Hakoranta receives her salary and other cash compensation in euros. 2025 amounts were converted to USD using an exchange rate of 1.0661.

Grants of Plan-Based Awards in 2025

The following table summarizes the grants of (i) cash awards under the STIP and (ii) options (OPT), time-based RSU awards (TRSU) and performance-based RSU awards (PSU), each made to the NEOs during the year ended December 31, 2025. Each of these types of awards is discussed in "Compensation Discussion and Analysis" above.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][3]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4][5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Liren Chen	STIP		0	950,000	1,900,000						
	OPT	3/31/2025				15,848	31,696	63,392		206.75	1,333,333
	TRSU	3/31/2025							12,898		2,666,666
	PSU	3/31/2025				6,449	12,898	25,796			1,333,333
Richard J. Brezski . .	STIP		0	356,250	712,500						
	TRSU	3/31/2025							6,771		1,400,000
	PSU	3/31/2025				3,386	6,771	13,542			700,000
Julia C. Mattis.	STIP		0	240,000	480,000						
	TRSU	3/31/2025							1,813		375,000
	TRSU	12/15/2025							1,068		375,000
	PSU	3/31/2025				302	604	1,208			62,500
	PSU	12/15/2025				891	1,782	3,564			1,063,000
Rajesh Pankaj	STIP		0	367,500	735,000						
	TRSU	3/31/2025							7,255		1,500,000
	PSU	3/31/2025				3,628	7,255	14,510			750,000
Joshua D. Schmidt. .	STIP		0	322,500	645,000						
	TRSU	3/31/2025							4,836		1,000,000
	PSU	3/31/2025				2,418	4,836	9,672			500,000
Eeva K. Hakoranta[6].	STIP		0	328,804	657,608						
	TRSU	3/31/2025							6,771		1,400,000
	PSU	3/31/2025				3,386	6,771	13,542			700,000

(1) Amounts reported represent the potential threshold, target and maximum STIP payouts depending on the level of performance achieved under the STIP for fiscal 2025. Such amounts ranged from 0% (if threshold not met for revenue goal) to 200% of the target payout, representing the maximum payout possible under the STIP. For all NEOs, the actual amount earned for fiscal 2025, which is reported in the Summary Compensation Table above, was based on the company's achievement of the 2025 strategic corporate goals established by the Human Capital Committee and individual performance of the NEO during 2025.

(2) Amounts reported represent the potential threshold, target and maximum number of PSUs the NEO could earn pursuant to his or her PSU award for the 2025 LTCP. 100% achievement of the performance goal associated with the award results in a 100% payout of the associated target amounts. Goal achievement for performance that falls between the amounts established for threshold, target and maximum achievement is calculated using straight-line interpolation between the target achievement level and the actual achievement level, with a threshold payout of 50% of target and a maximum payout of 200% of target.

(3) Amounts reported represent the potential threshold, target and maximum number of performance-based options our CEO could earn pursuant to the 2025 LTCP. 100% achievement of the performance goal associated with the award results in 100% vesting of the associated target number of options. Goal achievement for performance that falls between the amounts established for threshold, target and maximum achievement is calculated using straight-line interpolation between the target achievement level and the actual achievement level, with a threshold vesting of 50% of target and a maximum vesting of 200% of target.

(4) Grant date fair value of RSU awards is determined in accordance with FASB ASC Topic 718. The TRSU awards granted in 2025 are scheduled to vest ratably over a three year period. Amounts reported for performance-based RSUs is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.

As of the date of grant, the probable outcome of the performance conditions for the PSUs granted pursuant to the 2025 LTCP was estimated at an expected achievement of 50%, and, as a result, their grant date fair value was 50% of the target grant value. Ms. Mattis was granted additional PSUs on December 15, 2025, upon her promotion; as of that date, the probable outcome of the performance conditions of the PSUs granted was 170%. See footnote 4 to the Summary Compensation Table above for the grant date fair value of the PSUs granted to the NEOs in 2025 assuming that the highest level of performance conditions will be achieved and the grants vest at their maximum level of 200% of target.

(5) Grant date fair value of performance-based option awards is determined in accordance with FASB ASC Topic 718. Amounts reported reflect the value at the grant date of the performance-based stock options granted in 2025 based upon the probable outcome of the performance conditions for such awards, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. As of the date of grant, the probable outcome of the performance conditions for these performance-based options granted pursuant to the 2025 LTCP was estimated at an expected achievement of 50%, and, as a result, their grant date fair value was 50% of the target grant value. See footnote 5 to the Summary Compensation Table above for the grant date fair value of the performance-based stock options granted to Mr. Chen in 2025 assuming that the highest level of performance conditions will be achieved and the grants vest at their maximum level of 200% of target.

(6) Ms. Hakoranta receives her salary and other cash compensation in euros. Amounts were converted to USD using an exchange rate of 1.0661.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table sets forth information concerning outstanding option and stock awards of the NEOs as of December 31, 2025.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That have not vested (#)[3]	Market Value of Shares or Units of Stock that Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Yet Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Liren Chen	4/15/2021	79,418	5,530	73.15	4/15/2031				
	4/15/2021 (new hire)	201,629		73.15	4/15/2031				
	3/15/2022	108,482		62.19	3/15/2032				
	3/31/2023[7]		125,360	72.90	3/31/2033				
	3/31/2023					7,056	2,246,489		
	3/31/2023[7]							42,340	13,480,209
	3/20/2024[8]		28,153	104.15	3/20/2034				
	3/20/2024					19,602	6,240,885		
	3/20/2024[8]							9,801	3,120,442
	3/31/2024[9]		17,057	106.46	3/31/2034				
	3/31/2024[9]							5,969	1,900,410
	3/31/2025[10]		15,848	206.75	3/31/2035				
	3/31/2025					12,997	4,137,985		
	3/31/2025[10]							6,499	2,069,152
Richard J. Brezski . .	3/31/2023					3,564	1,134,706		
	3/31/2023[7]							21,385	6,808,556
	3/15/2024					6,965	2,217,517		
	3/15/2024[8]							5,224	1,663,217
	3/31/2025					6,823	2,172,307		
	3/31/2025[10]							3,412	1,086,313
Julia C. Mattis	3/31/2023					1,233	392,563		
	3/31/2023[7]							2,465	784,807
	3/15/2024					1,741	554,300		
	3/15/2024[8]							435	138,495
	9/15/2024					1,491	474,705		
	3/31/2025					1,827	581,680		
	3/31/2025[10]							304	96,788
	12/15/2025[10]					1,068			
	12/15/2025[10]							891	
Rajesh Pankaj	3/31/2023					3,564	1,134,706		
	3/31/2023[7]							21,385	6,808,556
	3/15/2024					7,628	2,428,603		
	3/15/2024[8]							5,722	1,821,770
	3/31/2025					7,311	2,327,676		
	3/31/2025[10]							3,655	1,163,679

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That have not vested (#)[3]	Market Value of Shares or Units of Stock that Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Yet Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Joshua D. Schmidt . .	3/31/2023					2,376	756,471		
	3/31/2023[7]							14,256	4,538,825
	3/15/2024					4,975	1,583,941		
	3/15/2024[8]							3,731	1,187,876
	3/31/2025					4,873	1,551,466		
	3/31/2025[10]							2,437	775,892
Eeva K. Hakoranta . .	3/31/2023[7]							16,356	5,207,423

_____

(1) Amounts reported represent the number of unexercised performance-based options granted as part of Mr. Chen's new hire compensation package and/or annual LTCP awards which vested upon the achievement of specified pre-approved milestones or goals.

(2) Amounts reported represent the number of performance-based options that would vest upon achievement of threshold performance, achievement of next specified pre-approved milestone or actual performance (for performance periods ending December 31, 2025) pursuant to awards of performance-based options granted for the applicable LTCP or the Special CEO Award.

(3) Time-based RSUs, including outstanding dividend equivalents. All time-based RSUs vest ratably, one third each year on either the anniversary of grant date or, if granted as part of the annual LTCP, on March 15 each year.

(4) Values reported were determined by multiplying the number of unvested time-based RSUs by $318.38, the closing price of our common stock on December 31, 2025.

(5) Numbers reported represent the number of performance-based RSUs that would vest upon achievement of threshold performance, achievement of next specified pre-approved milestone or actual achievement (for performance periods ending December 31, 2025) pursuant to awards of performance-based RSUs granted for the applicable LTCP or the Special CEO Award and include dividend equivalents.

(6) Values reported were determined by multiplying the reported number of unvested performance-based RSUs by $318.38, the closing price of our common stock on December 31, 2025.

(7) Number of performance-based RSUs or options granted for the 2023 LTCP at maximum performance. The Human Capital Committee determined that the goal achievement measured as of December 31, 2025 exceeded maximum, therefore, the maximum number of performance-based options and RSUs vested on March 15, 2026.

(8) Number of performance-based RSUs or options granted for the 2024 LTCP eligible to vest at threshold. Eligible to vest on March 15, 2027, subject to the achievement of pre-approved goals established by the Human Capital Committee measured as of December 31, 2026.

(9) Number of performance-based RSUs or options granted for the Special CEO Award eligible to vest upon the achievement of the next specified pre-approved milestone on the 15th of the month following the certification by the Human Capital Committee that the milestone goal was achieved, prior to December 31, 2030.

(10) Number of performance-based RSUs or options granted for the 2025 LTCP eligible to vest at threshold. Eligible to vest on March 15, 2028, subject to the achievement of pre-approved goals established by the Human Capital Committee measured as of December 31, 2027; Ms. Mattis received a supplemental 2025 LTCP grant on December 15, 2025 upon her promotion to Chief Licensing Officer.

Option Exercises and Stock Vested in 2025

The following table sets forth information, on an aggregated basis, concerning stock options exercised and stock awards vested during 2025 for the NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[(1)]	Number of Shares Acquired on Vesting (#)[(2)]	Value Realized on Vesting ($)[(3)]
Liren Chen.	100,000	13,517,384	60,334	12,562,724
Richard J. Brezski	—	—	25,681	5,346,930
Julia C. Mattis	—	—	8,136	1,939,416
Rajesh Pankaj	—	—	67,640	15,294,411
Joshua D. Schmidt	—	—	15,870	3,304,194
Eeva K. Hakoranta	—	—	27,231	5,714,205

---

(1) Amounts reported represent the aggregate dollar amount realized upon exercise of options determined by the number of options exercised times the applicable market price less the number of options exercised times the option exercise price.

(2) Includes dividend equivalents accrued and paid out in additional shares of common stock upon the vesting of the underlying awards.

(3) Amounts reported represent the number of shares vested multiplied by the closing price of our common stock on the vesting date.

Nonqualified Deferred Compensation

In 2013, the company introduced a nonqualified deferred compensation plan to complement the 401(k) Plan. The IRS imposes limits on the amounts that an employee may contribute annually to a 401(k) Plan account. The deferred compensation plan provides the company's directors and designated select group of highly compensated employees, including the NEOs, with an opportunity to set aside additional compensation for their retirement. Pursuant to the terms of the deferred compensation plan, each eligible employee may elect to defer base salary and STIP payouts, and non-employee members of the Board may elect to defer Board fees, in each case, on a pre-tax basis and up to a maximum amount selected annually by the Human Capital Committee.

An employee participant or director may allocate deferrals to one or more deemed investments under the deferred compensation plan. The amount of earnings (or losses) that accrue to a participant's account attributable to deferrals depends on the performance of investment alternatives selected by the participant. The deemed investment options are currently similar to those available under the 401(k) Plan. However, a participant's election of investment alternatives as measuring devices for determining the value of a participant's account does not represent actual ownership of, or any ownership rights in or to, the investments to which the investment alternatives refer, nor is the company in any way bound or directed to make actual investments corresponding to such deemed investments.

The company will not make any matching or discretionary contributions to the accounts of directors. However, the company may, but is not required to, make matching or discretionary contributions in cash to the accounts of employee participants. Any such company contributions are subject to a vesting schedule as determined by the Human Capital Committee. The specific terms for each plan year, including eligible compensation, minimum and maximum deferral amounts (by percentage of compensation) and matching terms, are determined by the Human Capital Committee.

Employee participant and director account payment obligations are payable in cash on a date or dates selected by the employee participant or director or upon certain specified events such as termination of employment, death or disability, subject to change in certain specified circumstances. An employee participant or director may elect to defer to a single lump-sum payment of his or her account, or may elect payments over time.

For the 2025 plan year, eligible employees could elect to defer from 1% to 40% of their base salary and from 1% to 100% of their STIP. Matching contributions are determined on a combined plan basis taking into account deferred amounts under both the 401(k) Plan and the deferred compensation plan. Deferral elections had to be made by December 31, 2024. For 2025, a participant's total match for the 401(k) and deferred compensation plan was 50% of the combined contributions, up to 6% of the participant's eligible compensation. Matching contributions under the deferred compensation plan were deemed to be notionally invested in investment alternatives elected by the NEO that are similar to those available to participants in the 401(k) Plan. Matching contributions are made once annually after the end of the year. Matching contributions vest ratably based on years of service of the participant over three years in one-third increments, with the first vesting occurring after one year of service.

The following table sets forth the relevant NEO information regarding the deferred compensation plan for 2025.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
Liren Chen	1,418,403	56,742	1,604,666	—	11,927,185
Richard J. Brezski	46,826	23,348	126,598	76,415	820,972
Julia C. Mattis	—	—	—	—	—
Rajesh Pankaj	29,400	14,700	2,759	—	32,159
Joshua D. Schmidt	180,000	20,227	32,902	—	212,902
Eeva K. Hakoranta	—	—	—	—	—

_____

(1) Contributions include deferred 2025 salary amounts and deferred 2024 STIP amounts (corresponding to the portion of the 2024 STIP amount paid in 2025). The payouts of the 2025 STIP were not made until 2026. As a result, any deferrals of the 2025 STIP are not reflected in this column, instead deferrals of 2024 STIP, paid in 2025, are included in this column. For Messrs. Chen, Brezski and Pankaj, $300,153, $46,826 and $29,400, respectively, was included in the "Salary" column of the Summary Compensation Table. For Messrs. Chen and Schmidt, $1,118,250 and $180,000 respectively, was included in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table.

(2) For the 2025 plan year, the company matched deferrals up to 50% of the first 6% of the participant's base salary and annual bonus, determined on a combined plan basis taking into account eligible compensation under both the 401(k) Plan and the deferred compensation plan during the 2025 calendar year. The amounts disclosed in this column reflect matching contributions (made by the company in 2026) for 2025 NEO deferral contributions. Amounts are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal year 2025.

(3) The company does not pay guaranteed, above-market or preferential earnings on deferred compensation. Therefore, the amounts in this column are not included in the Summary Compensation Table. Balances include earnings (losses) credited to the NEO's account from notional investment alternatives elected by the NEO from alternatives that are similar to those available to participants in the 401(k) Plan.

(4) Aggregate distribution made to Mr. Brezski in fiscal year 2025.

(5) Aggregate balance consists of employee contributions made in 2013 through 2025, company matching contributions for 2013 through 2025 and notional investment earnings through 2025.

Set forth below are the amounts reported in the aggregate balance that were previously reported in the "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" columns of the Summary Compensation Table for fiscal years 2013 through 2024, in the aggregate:

Name	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)
Liren Chen	1,033,323	3,819,357	3,102,348
Richard J. Brezski	428,112	19,500	142,163
Julia C. Mattis	—	—	—
Rajesh Pankaj	—	—	—
Joshua D. Schmidt	—	—	—
Eeva K. Hakoranta	—	—	—

The deferred compensation plan was implemented in 2013. Therefore, there are no amounts included that were reported as compensation to any NEO prior to 2013.

Potential Payments upon Termination or Change in Control

InterDigital, Inc. Executive Severance and Change in Control Policy

As discussed above in "Compensation Discussion and Analysis," all NEOs except for Ms. Hakoranta are eligible for benefits pursuant to the Executive Severance Policy, which provides for severance pay and benefits, among other things, in certain events of termination of employment, as described below. Ms. Hakoranta's severance arrangements, in compliance with local law, are set forth in her employment agreement, which provides similar payments and benefits. Ms. Hakoranta separated from the Company in 2025, and her actual separation payments and benefits are described below, see "Payments upon termination without cause for Eeva Hakoranta."

In 2025, we amended and restated our Executive Severance Policy to require execution of an Executive Mutual Agreement for Individual Arbitration in order to be eligible for benefits under such plan. Our policy continues to require both a Change in Control and a qualified termination in order to receive any change in control benefits ("double-trigger") and does not provide for any excise tax gross-ups.

Pursuant to the terms of the Executive Severance Policy, in the event of a termination other than for Cause, death or disability, and provided the NEO executes a separation agreement in a form acceptable to the company (which may include, among other things, a broad release of all claims against the company, a non-disparagement, a non-solicitation and other standard restrictive covenant provisions) (a "Separation Agreement"), the NEO would be entitled to receive: (i) severance in an amount equal to one and a half times base salary then in effect (or, in the case of our CEO two times his base salary then in effect) paid over a period of 18 months; (ii) health coverage on terms and conditions comparable to those most recently provided for the period of one year (or, in the case of our CEO, 18 months) commencing upon the date of termination; (iii) outplacement services in an amount not to exceed $10,000, paid by the company directly to the entity providing such services and (iv) pro-rata vesting of outstanding equity awards pursuant to the terms of the applicable award agreements.

If the company terminates an NEO other than for Cause or such NEO terminates employment with us for Good Reason, in each case within one year (in the case of our CEO, two years) following a Change in Control of the company and provided that he or she executes a Separation Agreement, pursuant to the terms of the Executive Severance Policy, the NEO would be, entitled to (i) severance in an amount equal to two times base salary then in effect plus one times the target bonus under the STIP then in effect (in the case of our CEO, two times the target bonus) and (ii) an amount equal to the cost of continued health coverage on terms and conditions comparable to those most recently provided for the period of 24 months, in each case, paid in a lump sum 60 days after date of termination. Termination for Good Reason means the NEO's resignation of employment with the company follows the occurrence of one or more of the following, in each case without the NEO's consent: (i) a material diminution in the NEO's base salary or in the NEO's target bonus opportunity under the STIP as in effect for the year in which the termination occurs; (ii) a material diminution in the NEO's title, authority, duties or responsibilities; (iii) a material failure to comply with payment of the NEO's compensation; (iv) relocation of the NEO's primary office more than 50 miles from the NEO's current office; or (v) any other action or inaction that constitutes a material breach by the company of the Executive Severance Policy or the company's NDAIA.

Under the Executive Severance Policy, Change in Control has the same meaning as set forth in the company's 2025 Equity Plan.

The following table summarizes the benefits that become payable to an NEO (other than Ms. Hakoranta) at, or following, retirement, resignation, Change in Control, qualifying termination after Change in Control, termination with Cause, resignation with Good Reason, and termination due to death or disability, including severance payments payable pursuant to the Executive Severance Policy as well as the vesting of outstanding equity awards:

	Resignation/ Retirement[1]	Resignation for Good Reason[2]	Death or Disability	Involuntary Termination w/o Cause[3]	Change in Control (CIC)	Qualified Termination following CIC[4]
Severance/ Cash[5]	NA	CEO	NA	per Executive Severance Policy	NA	per Executive Severance Policy
Life, health & other benefits	NA	18 mths COBRA	Life Insurance/ Disability	CEO -18 mths COBRA NEOs - 12 mths COBRA	NA	24 mths COBRA
STIP	NA	NA	NA	NA	NA	100% STIP 200% STIP CEO
Deferred Compensation Plan[6]	As elected by Employee		Immediate lump sum payment	As elected by Employee	Immediate lump sum payment	NA

	Resignation/ Retirement[1]	Resignation for Good Reason[2]	Death or Disability	Involuntary Termination w/o Cause[3]	Change in Control (CIC)	Qualified Termination following CIC[4]
LTCP						
Time-based RSUs[7]	Forfeit unvested awards		Pro-rata vesting		Awards must be assumed/ substituted by successor or vest in full	Vest in Full
PSUs[8]	Forfeit unvested awards		Pro-rata vesting of performance-based equity that is in its last year of the applicable performance period		Awards must be assumed/ substituted by successor or vest in full	Greater of Target or actual performance[9]
Performance-based options[8]	Forfeit unvested awards		Pro-rata vesting of performance-based equity that is in its last year of the applicable performance period		Awards must be assumed/ substituted by successor or vest in full	Greater of Target or actual performance[9]

---

(1) The retirement of an NEO would trigger the distribution of such NEO's deferred amounts under the deferred compensation plan, if applicable, in accordance with his or her applicable distribution elections.

(2) If Mr. Chen resigns for Good Reason (outside a Change in Control period), as defined in the Chen Offer Letter, he is eligible for severance and benefits per the Executive Severance Policy and is also eligible for accelerated vesting pursuant to the terms of his equity award agreements.

(3) Pursuant to the terms of the Chen Offer Letter and as applicable to the Executive Severance Policy, "Cause" is defined as follows: (i) acts or omissions constituting gross negligence, recklessness or willful misconduct with respect to Mr. Chen's obligations to the company, in each case which results in material harm to the business or reputation of the company; (ii) willful and material breach of his Nondisclosure and Assignment of Ideas Agreement ("NDAIA"); (iii) a conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, any felony, or any crime of moral turpitude; or (iv) the willful neglect of duties as determined in the sole and exclusive discretion of the Board of Directors.

(4) Qualified Termination following Change in Control occurs if terminated without Cause or for Good Reason within 24 months post Change in Control for Mr. Chen or within 12 months post Change in Control for other NEOs. Under the Executive Severance Policy, Change in Control has the same meaning as set forth in the company's Equity Plan. Termination for Good Reason means the NEO's resignation of employment with the company follows the occurrence of one or more of the following, in each case without the NEO's consent: (i) a material diminution in the NEO's base salary or in the NEO's target bonus opportunity under the STIP as in effect for the year in which the termination occurs; (ii) a material diminution in the NEO's title, authority, duties or responsibilities; (iii) a material failure to comply with payment of the NEO's compensation; (iv) relocation of the NEO's primary office more than 50 miles from the NEO's current office; or (v) any other action or inaction that constitutes a material breach by the company of the Executive Severance Policy or the company's NDAIA.

(5) For a Qualified Termination of Mr. Chen, 200% of base salary and for the other NEOs, 150% of base salary.

(6) See "Aggregate Balance at Last FYE" column in "Nonqualified Deferred Compensation Table" for amounts payable for all NEOs. If an NEO's employment terminates with the company for any reason, the NEO would receive a distribution of deferred amounts under the deferred compensation plan, including the vested portion of any company matching or discretionary contributions, in accordance with the NEO's applicable distribution elections. However, in the event of a termination due to death, the NEO's beneficiary would receive the balance of deferred compensation account in a lump sum as soon as administratively practicable. In the event the NEO is involuntarily terminated by the company for Cause, the NEO would receive the balance of the deferred compensation account in a lump sum within 90 days of the date of termination. In the event of a Change in Control, as defined by the deferred compensation plan, the NEO would receive a distribution of the account balance in a lump sum as soon as administratively practicable, but in no event later than 30 days from the effective date of the Change in Control.

(7) If an NEO's employment terminates due to death or disability or the NEO is terminated by the company without Cause, the NEO would be entitled to pro-rata vesting of all time-based RSUs. The pro-rata portion of each grant is determined by multiplying the total number of RSUs by a fraction equal to the number of days during the period beginning on the grant date or most recent vest date and ending on the original vesting date ("Restricted Period") for which the NEO was employed by the total number of days during the Restricted Period. In the event of termination without Cause, the prorated vesting is conditioned upon the NEO's execution of a release of claims in favor of the company within 60 days following termination of employment.

(8) If an NEO's employment is terminated by the company without Cause or by reason of the NEO's death or disability during the last year of a Performance Period for performance-based RSUs or performance-based options, the performance-based RSUs or options will vest as to a prorated portion (based on the number of days the NEO was employed during the applicable performance period) of the number of RSUs or options that would have otherwise vested according to actual performance during the performance period. In the event of termination without Cause, the prorated vesting is conditioned upon the NEO's execution of a release of claims in favor of the company within 60 days following termination of employment.

(9) Outstanding performance-based equity awards provide for vesting at the greater of target or actual performance in the event of termination following a Change in Control.

Post-Termination Obligations

Each of the NEOs is bound by certain confidentiality obligations, which extend indefinitely. In addition, each of the NEOs is bound by certain covenants protecting our right, title and interest in and to certain intellectual property that either has been or is being developed or created in whole or in part by the NEO.

Taxes

In the event that the payments made to an NEO upon termination constitute ''parachute payments'' pursuant to Section 280G of the Code, the Executive Severance Policy provides that the payments will be either (i) reduced to such lesser amount that would result in no amount being subject to excise tax or (ii) made in full, whichever produces the larger after-tax net benefit to the NEO. The Executive Severance Policy does not provide for an excise tax ''gross-up.''

Payments upon Termination without cause - Eeva Hakoranta

Ms. Hakoranta's severance arrangements, in compliance with local law, are set forth in her employment agreement, which provides similar payments and benefits as the Executive Severance Policy. Pursuant to the terms of her employment agreement, as a result of Ms. Hakoranta's separation from InterDigital, she was entitled to and did receive (i) severance in an amount equal to eighteen (18) months of base salary; (ii) a pro-rated portion of the 2025 annual incentive bonus at actual corporate performance; (iii) outplacement services; and (iv) pro-rata vesting of outstanding equity awards pursuant to the terms of the applicable award agreement. See ''Summary Compensation Table''.

Potential Payments upon Termination or Change in Control

The following table reflects the potential payments and benefits that would be provided to each NEO upon: (i) Resignation or Retirement; (ii) resignation by Mr. Chen for Good Reason unrelated to a Change in Control; (iii) termination due to disability or death; (iv) termination without Cause; (v) Change in Control of the company without a termination; and (vi) termination by the company without Cause or by Mr. Chen within two years of a Change in Control or by an NEO for Good Reason within one year of a Change in Control of the company.

The amounts shown assume that the termination (or the Change in Control in the case of (v)) was effective as of December 31, 2025, and the price per share used to calculate the value of the company's stock awards was $318.38, the per share closing market price of our common stock on December 31, 2025. The amounts reflected are estimates of the amounts that would have been paid to the NEOs upon their termination pursuant to existing terms in place on December 31, 2025. In addition, note that the tables below do not take into account the cutback provision described above under ''Termination Scenarios - Taxes.'' As a result, the actual amounts paid could be lower than what is presented. The actual amounts to be paid can be determined only at the time the events described above actually occur.

	Voluntary Termination / Retirement	Resignation for Good Reason	Termination w/o Cause	Death or Disability	Change in Control (w/o Termination)	Change in Control (termination or resignation for Good Reason)
Liren Chen						
Severance[1]	—	1,520,000	1,520,000	—	—	1,520,000
STIP[2]	—	—	—	—	—	1,900,000
Life, Health & Other Benefits[3][4]	—	41,661	41,661	750,000 / 20,000	—	55,548
LTCP[5][6]	—	46,554,219	46,554,219	46,554,219	—	116,043,781
Deferred Compensation Plan[7]...	11,927,185	11,927,185	11,927,185	11,927,185	11,927,185	11,927,185
Richard Brezski						
Severance[8]	—	—	712,500	—	—	950,000
STIP[2]	—	—	—	—	—	356,250
Life, Health & Other Benefits[3][4]	—	—	27,774	712,500 / 20,000	—	55,548
LTCP[5][6]	—	—	8,683,802	8,683,802	—	16,813,419
Deferred Compensation Plan[7]...	820,972	820,972	820,972	820,972	820,972	820,972

	Voluntary Termination / Retirement	Resignation for Good Reason	Termination w/o Cause	Death or Disability	Change in Control (w/o Termination)	Change in Control (termination or resignation for Good Reason)
Julia C. Mattis						
Severance[8]	—	600,000	—	—	—	800,000
STIP[2]	—	—	—	—	—	240,000
Life, Health & Other Benefits[3][4]	—	—	30,885	600,000 / 20,000	—	61,769
LTCP[5][6]	—	—	1,487,568	1,487,568	—	4,506,237
Deferred Compensation Plan	—	—	—	—	—	—
Rajesh Pankaj						
Severance[8]	—	—	735,000	—	—	980,000
STIP[2]	—	—	—	—	—	367,500
Life, Health & Other Benefits[3][4]	—	—	24,496	735,000 / 20,000	—	48,993
LTCP[5][6]	—	—	8,807,552	8,807,552	—	22,313,736
Deferred Compensation Plan[7]	32,159	32,159	32,159	32,159	32,159	32,159
Joshua D. Schmidt						
Severance[8]	—	—	645,000	—	—	860,000
STIP[2]	—	—	—	—	—	322,500
Life, Health & Other Benefits[3][4]	—	—	9,209	645,000 / 20,000	—	18,419
LTCP[5][6]	—	—	5,857,450	5,857,450	—	14,734,560
Deferred Compensation Plan[7]	212,902	212,902	212,902	212,902	212,902	212,902

---

(1) The amount represents a cash severance payment equal to 200% of Mr. Chen's base salary in the case of resignation for Good Reason or termination without Cause at any time or within twenty-four months of a Change in Control, both per the Terms of the Executive Severance Policy.

(2) The amount represents the NEO's STIP paid out at target (or in the case of Mr. Chen at 200% of target) for resignation for Good Reason or termination without Cause within 12 months of a Change in Control (or in the case of Mr. Chen, 24 months).

(3) The amount represents the value of health coverage pursuant to COBRA for a period of 18 months after termination (or 24 months after termination following a Change in Control) on terms and conditions comparable to those most recently provided to Mr. Chen as of December 31, 2025, pursuant to the Executive Severance Policy.

(4) The amount represents the payment prescribed under our basic term life insurance program calculated as follows: 1.5 times base salary, up to a maximum of $750,000 and the monthly benefit that would become payable under our executive long term disability plan in the event of termination due to disability on December 31, 2025, calculated as follows: 60% of NEO's monthly earnings (i.e., pre-tax base salary and annual bonus), up to $10,000, and a supplemental monthly payment of up to $10,000. Monthly benefits would be payable until the earlier of (a) the date NEO ceases to be totally disabled or (b) NEO's 65th birthday.

(5) This amount represents the value, at December 31, 2025, of the NEO's outstanding performance-based equity granted for the 2021 and 2023 LTCP cycles and time-based RSUs granted for the 2023, 2024 and 2025 LTCP cycles that would vest upon termination after resignation for Good Reason (in the case of Mr. Chen) or due to disability, death or termination by the company without Cause. Pursuant to the terms of the awards, the NEOs would forfeit eligibility to receive any payout of performance-based RSUs or options granted for the 2024 and 2025 LTCP since a termination on December 31, 2025, would not be in the final year of the applicable performance periods. For time-based RSU awards, the amounts were prorated based on the portion of the vesting period that would have transpired prior to cessation of employment. For the performance-based equity awards granted for the 2021 LTCP (the performance period for which ended December 31, 2025), the amount reflects the forfeiture of outstanding performance-based awards based on actual performance. For the 2023 LTCP (the performance period for which ended December 31, 2025), the amount reflects the actual payout of 200% of target for the 2023 LTCP (based on actual performance over the performance period) prorated based on the portion of the vesting period that would have transpired prior to cessation of employment. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest.

(6) This amount represents the value, at December 31, 2025, of the NEO's unvested time-based RSUs and performance-based equity awards granted for the 2021, 2023, 2024 and 2025 LTCPs that would vest upon termination (by us without Cause or by the NEO for Good Reason) within twelve months (twenty four months for Mr. Chen) following a Change in Control. All performance-based RSU and option awards would be paid out at the greater of target or actual performance. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest.

(7) This amount represents the balance, at December 31, 2025, of the NEOs deferred compensation plan account (including matching contributions), which is payable (a) upon retirement, disability or his voluntary termination of employment with the company for any reason pursuant to the NEO's deferral elections, (b) upon death, in a lump sum as soon as administratively practicable following his death, (c) upon an involuntary termination by the company, in a lump sum within 90 days of the date of termination and (d) upon a Change in control, in a lump sum as soon as administratively practicable, but in no event later than 30 days from the effective date of the Change in control.

(8) The amount represents cash payments under our Executive Severance Policy equal to 1.5 times an NEO's base salary for termination without Cause and two times an NEO's base salary for termination without Cause or resignation for Good Reason within twelve months of a Change in Control.

Pay Versus Performance

In accordance with rules adopted by the SEC, we provide the following disclosure regarding executive "Compensation Actually Paid" or "CAP" (as calculated in accordance with SEC rules) and certain company performance metrics for the fiscal years listed below. You should refer to our CD&A in this proxy statement for a complete description of how executive compensation relates to company performance and how the Human Capital Committee makes its decisions.

							Year-end value of $100 invested on 12/31/2020 in:				
Year	Summary Compensation Table Total for Liren Chen[1] $	Summary Compensation Table Total for William Merritt[2] $	Compensation Actually Paid to Liren Chen[1][3][4][5] $	Compensation Actually Paid to William Merritt[2][3][4][5] $	Average Summary Compensation Table Total for Non-CEO NEOs[6] $	Average Compensation Actually Paid to Non-CEO NEOs[3][4][5][6] $	IDCC $	Nasdaq Telecommuni-cations Total Shareholder Return $	Net Income (in millions) $	Adjusted EBITDA[7] (in millions) $	Revenue (in millions) $
2025	7,847,557	—	57,183,740	—	3,217,057	10,504,361	572.81	107.59	406.6	588.9	834.0
2024	7,258,318	—	88,835,965	—	2,599,972	10,931,386	345.10	93.76	358.6	511.0	868.5
2023	4,773,160	—	20,846,309	—	1,951,371	4,854,810	190.63	82.63	214.1	345.2	549.6
2022	4,824,787	—	8,473,818	—	2,660,110	3,432,926	85.24	74.69	93.7	254.5	457.8
2021	10,824,838	1,570,440	19,400,708	(711,223)	1,426,410	2,407,304	120.49	102.14	55.3	208.0	425.4

(1) Liren Chen became CEO of the company on April 5, 2021.

(2) William Merritt served as CEO until his retirement on April 5, 2021.

(3) Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate Compensation Actually Paid include:

	2025		2024	
	Liren Chen	Average Non-CEO NEOs	Liren Chen	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	**$ 7,847,557**	**$ 3,217,057**	**$ 7,258,318**	**$ 2,599,972**
Adjustments for Equity Awards				
Adjustment for grant date values in the Summary Compensation Table	$(5,333,332)	$(1,965,000)	$(5,000,000)	$(1,500,000)
Year-end fair value of unvested awards granted in the current year	$19,059,392	$ 3,704,370	$33,316,224	$ 3,088,567
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$32,337,503	$ 5,386,267	$37,138,400	$ 6,302,507
Fair values at vest date for awards granted and vested in current year	$ —	$ 33,783	$ —	$ —
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ 3,272,620	$ 851,810	$16,123,023	$ 440,340
Forfeitures during current year equal to prior year-end fair value	$ —	$ (723,926)	$ —	$ —
Total Adjustments for Equity Awards	**$49,336,183**	**$ 7,287,304**	**$81,577,647**	**$ 8,331,414**
Compensation Actually Paid (as calculated)	**$57,183,740**	**$10,504,361**	**$88,835,965**	**$10,931,386**

	2023		2022		2021		
	Liren Chen	Average Non-CEO NEOs	Liren Chen	Average Non-CEO NEOs	Liren Chen	William Merritt	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	**$ 4,773,160**	**$ 1,951,371**	**$ 4,824,787**	**$ 2,660,110**	**$10,824,838**	**$ 1,570,440**	**$1,426,410**
Adjustments for Equity Awards							
Adjustment for grant date values in the Summary Compensation Table	$(3,000,000)	$(1,389,000)	$(2,200,025)	$(1,575,024)	$(5,219,984)	$ —	$ (637,515)
Year-end fair value of unvested awards granted in the current year	$ 3,746,424	$ 1,132,367	$ 5,249,160	$ 1,866,893	$ 7,850,314	$ —	$ 907,588
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$ 9,099,191	$ 2,496,089	$ 783,791	$ 532,141	$ —	$(1,601,770)	$ 623,362

49

	2023		2022		2021		
	Liren Chen	Average Non-CEO NEOs	Liren Chen	Average Non-CEO NEOs	Liren Chen	William Merritt	Average Non-CEO NEOs
Fair values at vest date for awards granted and vested in current year	$ —	$ 21,016	$ —	$ —	$ 5,945,540	$ —	$ —
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ 6,227,534	$ 642,967	$ (183,895)	$ (51,194)	$ —	$ (679,893)	$ 87,459
Total Adjustments for Equity Awards	**$16,073,149**	**$2,903,439**	**$3,649,031**	**$ 772,816**	**$ 8,575,870**	**$(2,281,663)**	**$ 980,894**
Compensation Actually Paid (as calculated)	**$20,846,309**	**$4,854,810**	**$8,473,818**	**$3,432,926**	**$19,400,708**	**$ (711,223)**	**$2,407,304**

(4) The following summarizes the valuation assumptions used for stock option awards included as part of Compensation Actually Paid:

- Expected life of each stock option is based on the "simplified method" using an average of the remaining vest and remaining term, as of the vest/FYE date.

- Strike price is based on each grant date closing price and asset price is based on each vest/FYE closing price.

- Risk free rate is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest/FYE date.

- Historical volatility is based on daily price history for each expected life (years) prior to each vest/FYE date. Closing prices provided by S&P Capital IQ are adjusted for dividends and splits.

- Represents annual dividend yield on each vest/FYE date.

(5) Assumptions used in the valuation of equity awards for purposes of calculating Compensation Actually Paid were materially the same as at grant date, except for adjusting for expected performance of performance-based RSUs at each measurement date.

(6) Non-CEO NEOs reflect the average Summary Compensation Table total compensation and average Compensation Actually Paid for the following executives by year:

2025: Richard Brezski; Julia Mattis; Rajesh Pankaj; Joshua Schmidt; Eeva Hakoranta

2024: Richard Brezski; Eeva Hakoranta; Rajesh Pankaj; Joshua Schmidt

2023: Richard Brezski; Eric Cohen, Eeva Hakoranta; Rajesh Pankaj; Joshua Schmidt

2022: Richard Brezski; Eric Cohen; Eeva Hakoranta; Rajesh Pankaj

2021: Richard Brezski; Eric Cohen; Eeva Hakoranta; Henry Tirri

(7) Adjusted EBITDA is a non-GAAP financial measure. See Appendix A for an explanation of this metric and a detailed reconciliation to the most directly comparable GAAP measure.

Most Important Performance Measures

In our assessment, the most important performance measures used to link CAP (as calculated in accordance with the SEC rules) to company performance are listed below. The role of each of these performance measures in our executive compensation program is discussed in the CD&A.

- Adjusted EBITDA

- Revenue

Descriptions of the Information Presented in the Pay Versus Performance Table

The illustrations below compare CAP (as calculated in accordance with the SEC rules) and the following measures:

- the company's cumulative TSR and the Nasdaq Telecommunications Index's cumulative TSR

- the company's net income

- the company's adjusted EBITDA

- the company's revenue









Chief Executive Officer Pay Ratio

We believe our executive compensation program must be consistent and internally equitable to motivate our employees to perform. The Human Capital Committee monitors the relationship between the pay of our executive officers and the pay of our non-executive employees. The Human Capital Committee reviewed a comparison of our CEO's annual total compensation in fiscal year 2025 to that of the median of all other employees for that same period.

Our CEO's total 2025 compensation, as set forth in the Summary Compensation Table above, was $7,847,224. The median employee was identified as of December 31, 2025, in accordance with the methodology described below. The median employee's total 2025 compensation was approximately $196,550, making our CEO's pay in 2025 approximately 40 times the pay of our median employee.

The pay ratio described above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The median employee was identified as of December 31, 2025 by determining the compensation for each employee using the following consistently applied compensation measures:

- Annual Salary for fiscal year;

- Annual incentive bonus target (i.e., STIP award); and

- Grant date fair value of equity awards granted during fiscal year.

Our calculation includes all employees our global workforce, including in the United States, Belgium, Canada, China, Finland, France and United Kingdom, as of December 31, 2025. We applied U.S. exchange rates to the compensation elements paid in non-U.S. dollars. We did not make any cost of living adjustments with respect to compensation.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the company's equity compensation plan information relating to the common stock authorized for issuance under the company's equity compensation plans as of December 31, 2025:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(a))[2]
Equity compensation plans approved by InterDigital shareholders	1,806,393	$86.77	3,892,301
Equity compensation plans not approved by InterDigital shareholders[3]	—	—	—
Total	1,806,393	$86.77	3,892,301

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(1) Column (a) includes 422,579 shares of common stock underlying outstanding time-based RSU awards, 452,760 shares of common stock underlying outstanding performance-based RSU awards, 907,891 shares of common stock underlying outstanding stock options, and 23,163 dividend equivalents credited in respect of unvested RSU awards. Unvested performance-based RSUs and performance-based stock options assume a maximum payout of 200% of target. Because there is no exercise price associated with RSUs, these awards are not included in the weighted-average exercise price calculation presented in column (b). Dividend equivalents are paid in shares of common stock at the time, and only to the extent, that the related RSU awards vest.

(2) On June 11, 2025, the company's shareholders adopted and approved the 2025 Equity Incentive Plan ("2025 Plan"). Subject to the adjustment provisions contained in the 2025 Plan, as of the effective date of the 2025 Plan, the maximum number of shares available for issuance under the 2025 Plan was equal to 3,700,000 shares of common stock. Upon adoption of the 2025 Plan by shareholders, the 2017 Equity Incentive Plan ("2017 Plan") was terminated and no new awards are granted under the 2017 Plan after June 11, 2025. The 2025 Plan, like the 2017 Plan, provides for grants of stock options, stock appreciation rights, restricted stock and RSUs, performance units, performance shares and incentive cash bonuses. Amounts reported relate to securities available for future issuance under the 2025 Plan.

(3) The company does not have any awards outstanding or shares remaining available for grant under equity compensation plans not approved by its shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, director nominees, executive officers and certain significant shareholders own?

The following table sets forth information regarding the beneficial ownership of the 25,872,763 shares of our common stock outstanding as of March 31, 2026, except as otherwise indicated below, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, as well as by each director, each director nominee and each NEO, and all directors and executive officers as of the date of this proxy statement as a group. Except as otherwise indicated below and subject to the interests of spouses of the named beneficial owners, each named beneficial owner has sole voting and sole investment power with respect to the stock listed. None of the shares reported are currently pledged as security for any outstanding loan or indebtedness. If a shareholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of March 31, 2026, pursuant to SEC rules, we treat the common stock underlying those securities as beneficially owned by that shareholder, and as outstanding shares when we calculate that shareholder's percentage ownership of our common stock. However, pursuant to SEC rules, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.

Name	Common Stock	
	Shares	Percent of Class
Directors and Director Nominees:		
Derek Aberle	6,192	*
Samir Armaly	3,128	*
Joan H. Gillman	19,204	*
S. Douglas Hutcheson	18,077	*
John A. Kritzmacher	14,725	*
John D. Markley, Jr.	7,872	*
Jean F. Rankin	27,353	*
Named Executive Officers:		
Richard J. Brezski[1]	69,951	*
Liren Chen[2]	664,087	2.5%
Eeva K. Hakoranta[3]	9,404	*
Julia C. Mattis	4,353	*
Rajesh Pankaj	59,312	*
Joshua D. Schmidt	20,075	*
All directors, director nominees and executive officers as a group (12 persons)[4]	914,329	3.5%
Greater Than 5% Shareholders:		
BlackRock, Inc.[5]	4,114,185	15.9%
50 Hudson Yards		
New York, New York 10001		
T. Rowe Price Associates, Inc.[6]	2,222,203	8.6%
1307 Point Street		
Baltimore, Maryland 21231		

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* Represents less than 1% of our outstanding common stock.

(1) Includes 1,958 shares of common stock beneficially owned by Mr. Brezski through participation in the 401(k) Plan, as of the most recently published account statement provided by the plan administrator.

(2) Includes 514,889 shares of common stock that Mr. Chen has the right to acquire through the exercise of stock options. In addition to serving as our CEO, Mr. Chen is a current member of the board of directors and a director nominee.

(3) Ms. Hakoranta was not an executive officer of the company as of March 31, 2026, but is an NEO for purposes of this proxy statement.

(4) Includes: 514,889 shares of common stock that all directors, director nominees and executive officers as a group have the right to acquire through the exercise of stock options and 1,958 shares of common stock beneficially owned by all directors, director nominees and executive officers as a group through participation in the 401(k) Plan.

(5) Based on information contained in the Schedule 13G/A filed on April 30, 2025 by BlackRock, Inc. With respect to the shares beneficially owned, BlackRock, Inc. reported that it has sole voting power with respect to 4,081,165 shares and sole dispositive power with respect to 4,114,185 shares.

(6) Based on information contained in the Schedule 13G/A filed on February 17, 2026 by T. Rowe Price Associates, Inc. With respect to the shares beneficially owned, T. Rowe Price Associates, Inc. reported that it has sole voting power with respect to 2,208,357 shares and sole dispositive power with respect to 2,222,111 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Procedures

The company has a written statement of policy with respect to related person transactions that is administered by the Audit Committee. Under the policy, a "Related Person Transaction" means any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) between the company (including any of its subsidiaries) and a Related Person, in which the Related Person had, has or will have a direct or indirect interest. A "Related Person" includes any of our executive officers, directors or director nominees, any shareholder owning in excess of 5% of our common stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Related Person Transactions do not include certain transactions involving only director or executive officer compensation, transactions where the Related Person receives proportional benefits as a shareholder along with all other shareholders, transactions involving competitive bids, transactions involving certain bank-related services or certain other immaterial transactions.

Pursuant to the policy, a Related Person Transaction may be consummated or may continue only if:

- The Audit Committee approves or ratifies the transaction in accordance with the terms of the policy; or

- The chair of the Audit Committee, pursuant to authority delegated to the chair by the Audit Committee, pre-approves or ratifies the transaction and the amount involved in the transaction is less than $100,000, provided that, for the Related Person Transaction to continue, it must be approved by the Audit Committee at its next regularly scheduled meeting.

It is the company's policy to enter into or ratify Related Person Transactions only when the Audit Committee determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the company, including but not limited to situations where the company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or where the company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

In determining whether to approve or ratify a Related Person Transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

Transaction Involving Related Persons

Indemnification of Directors and Officers; Director Indemnity Agreements

We have Indemnification Agreements with certain of our directors and officers. Each Indemnification Agreement provides, among other things, that the company will, to the extent permitted by applicable law, indemnify each indemnitee if, by reason of such indemnitee's status as a director or officer of the company, such indemnitee was, is or is threatened to be made a party to any proceeding, whether of a civil, criminal, arbitrational, administrative or investigative nature, against all expenses related thereto, including judgments, fines, penalties, excise taxes, interest and amounts paid in settlement and incurred by such indemnitee in connection with such proceeding, including attorneys' fees. In addition, each of the Indemnification Agreements provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the agreement, subject to certain exceptions. None of the Indemnification Agreements precludes any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled, including but not limited to, any rights arising under our governing documents, any agreement, board action or applicable law.

DELINQUENT SECTION 16(A) REPORTS

Based solely upon a review of filings with the SEC furnished to us and written representations that no other reports were required, we believe that, during and with respect to 2025, all of our directors and officers timely filed all reports required by Section 16(a), except for one Form 4 that was inadvertently filed late. The late Form 4 was filed on January 7, 2026 to report a grant of restricted stock units made to Ms. Mattis on December 15, 2025 pursuant to the company's 2025 Equity Incentive Plan in accordance with the company's long-term compensation program.

OTHER MATTERS

How may shareholders make proposals or director nominations for the 2027 annual meeting?

Shareholders interested in submitting a proposal for inclusion in our proxy statement for the 2027 annual meeting may do so by submitting the proposal in writing to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727. To be eligible for inclusion in our proxy statement for the 2027 annual meeting, shareholder proposals must be received no later than December 25, 2026, and they must comply with all applicable SEC requirements. The submission of a shareholder proposal does not guarantee that it will be included in our proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the Board and shareholder proposals that are not submitted for inclusion in the proxy statement but that a shareholder instead wishes to present directly at an annual meeting. Shareholder proposals and nominations may not be brought before the 2027 annual meeting unless, among other things, the shareholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and we receive the shareholder's submission no earlier than February 10, 2027, and no later than March 12, 2027. However, if the date of our 2027 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2026 annual meeting, the submission and the required information must be received by us no earlier than the 120th day prior to the 2027 annual meeting and no later than the later of the 90th day prior to the annual meeting or, if later, the 10th day following the day on which we first publicly announce the date of the 2027 annual meeting. Proposals or nominations that do not comply with the advance notice requirements in our bylaws will not be entertained at the 2027 annual meeting. A copy of the bylaws may be obtained on the Investor Relations page of our corporate website or by writing to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727.

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Notice, this proxy statement, the proxy card and any additional materials furnished to shareholders. Copies of proxy solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation materials to such beneficial owners. Our directors, officers or regular employees may supplement solicitation of proxies by mail through the use of one or more of the following methods: telephone, email, telegram, facsimile or personal solicitation. No additional compensation will be paid for such services.

What is "householding" of proxy materials, and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Although we do not household for registered shareholders, a number of brokerage firms have instituted householding for shares held in street name, delivering a single set of proxy materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate Notice or annual report and proxy statement, please notify us by calling (302) 281-3600 or by sending a written request to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727, and we will promptly deliver a separate copy of our Notice or annual report and proxy statement, as applicable. If you hold your shares in street name and are receiving multiple copies of the Notice or annual report and proxy statement and wish to receive only one, please notify your broker.

How can I receive the annual report?

We will provide to any shareholder, without charge, a copy of our 2025 annual report on Form 10-K upon written request to our Corporate Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727. Our 2025 annual report and this proxy statement are also available online at *http://ir.interdigital.com/FinancialDocs*.

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the annual meeting for action by shareholders, proxies will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

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Adjusted EBITDA and Adjusted EBITDA margin are supplemental non-GAAP financial measures that InterDigital believes provide investors with important insight into the Company's ongoing business performance. InterDigital defines Adjusted EBITDA as net income attributable to InterDigital Inc. plus net loss attributable to non-controlling interest, income tax (provision) benefit, other income (expense) & interest expense, depreciation and amortization, share-based compensation, and other items. Other items include restructuring costs, impairment charges and other non-recurring items. Adjusted EBITDA margin is Adjusted EBITDA over total revenue. These non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The presentation of these financial measures, which are not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure is provided below.

	2021	2022	2023	2024	2025
Net income attributable to InterDigital, Inc.	$ 55,295	$ 93,693	$214,069	$358,614	$406,644
Net loss attributable to non-controlling interest	(13,107)	(1,632)	(3,016)	—	—
Income tax provision	15,368	25,502	23,557	70,802	62,788
Other income (expense), net & interest expense	13,650	32,953	(12,995)	10,096	(8,579)
Depreciation and amortization	78,193	78,571	77,792	69,913	77,531
Share-based compensation	28,736	22,127	35,741	45,966	43,156
Other items[a]	29,877	3,280	10,037	(4,361)	7,376
Adjusted EBITDA	$208,012	$254,494	$345,185	$551,030	$588,916
Adjusted EBITDA Margin	49%	56%	63%	63%	71%

(a) Other items in the above table includes litigation fee reimbursements, impairments, restructuring costs, transactional costs and other non-recurring items.

Pro Forma EBITDA is a supplemental non-GAAP financial measure that InterDigital uses for compensation purposes as described in this proxy statement. InterDigital defines Pro Forma EBITDA as total revenues minus operating expenses plus depreciation and amortization, intellectual property enforcement costs, share-based compensation, and other items. Other items include restructuring costs, impairment charges and other non-recurring items, as further described below. This non-GAAP financial measure may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A detailed reconciliation of Pro Forma EBITDA to the most directly comparable GAAP financial measure is provided below.

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Total Revenues	$128,679	$252,802	$210,507	$300,596	$164,682	$ 158,230
Operating expenses	(89,337)	(90,276)	(78,675)	(95,169)	(88,874)	(110,444)
Depreciation and amortization	17,549	17,748	18,213	19,465	19,804	20,049
Intellectual property enforcement costs	12,867	8,215	6,978	11,963	10,487	19,442
Share-based compensation	9,081	17,844	9,498	11,836	9,301	12,521
Other items	—	—	—	—	—	6,514
Pro Forma EBITDA	$ 78,839	$206,333	$166,521	$248,691	$115,400	$ 106,312

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Total Revenues	$202,373	$101,591	$140,106	$105,518	$ 263,542	$223,493
Operating expenses	(83,112)	(78,215)	(86,453)	(80,193)	(159,804)	(89,587)
Depreciation and amortization	19,526	19,645	19,527	19,094	17,240	17,376
Intellectual property enforcement costs	13,853	9,433	13,226	12,277	19,744	15,345
Share-based compensation	7,790	8,740	10,335	8,876	9,386	9,655
Other items	2,500	—	—	—	—	—
Pro Forma EBITDA	$162,930	$ 61,194	$ 96,741	$ 65,572	$ 150,108	$176,282

Non-GAAP net income, Non-GAAP EPS, and Non-GAAP weighted-average diluted shares are supplemental non-GAAP financial measures that InterDigital believes provides investors with important insight into the Company's ongoing business performance. InterDigital defines Non-GAAP net income as net income attributable to InterDigital, Inc. plus share-based compensation, acquisition related amortization, depreciation and amortization, restructuring costs, impairment charges and one-time adjustments, losses on extinguishments of long-term debt, the related income tax effect of the preceding items, and adjustments to income taxes. Non-GAAP EPS is defined as Non-GAAP net income divided by Non-GAAP weighted average diluted shares, which adjusts the weighted-average number of common shares outstanding for the dilutive effect of the Company's convertible notes, offset by our hedging arrangements. InterDigital's computation of these non-GAAP financial measures might not be comparable to similarly named measures reported by other companies. The presentation of these financial measures, which are not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each of these metrics to its most directly comparable GAAP financial measure is provided below.

	2021	2022	2023	2024	2025
Net income attributable to InterDigital, Inc....	$ 55,295	$ 93,693	$214,069	$358,614	$406,644
Share-based compensation	28,736	22,127	35,741	45,966	43,156
Acquisition related amortization.	41,696	42,506	40,937	33,372	35,680
Other operating items[a]	29,877	3,280	10,037	(4,361)	7,376
Other non-operating items[b].	(10,900)	12,529	(14,115)	(1,989)	—
Related income tax and noncontrolling interest effect of above items.	(25,465)	(16,892)	(16,496)	(15,327)	(18,105)
Adjustments to income taxes	(2,400)	(2,407)	(15,776)	(7,337)	(9,669)
Non-GAAP net income	$116,839	$154,836	$254,397	$408,938	$465,082
Weighted average dilutive shares - GAAP.	31,253	30,485	28,102	29,711	34,474
Less: Dilutive impact of the Convertible Notes	—	—	538	2,393	4,103
Weighted average dilutive shares - Non-GAAP	31,253	30,485	27,564	27,318	30,371
Diluted EPS	$ 1.77	$ 3.07	$ 7.62	$ 12.07	$ 11.80
Non-GAAP EPS.	$ 3.73	$ 5.08	$ 9.23	$ 14.97	$ 15.31

(a) Other operating items in the above table includes litigation fee reimbursements, impairments, restructuring costs, transactional costs and other non-recurring items.

(b) Other non-operating items in the above table includes net gains from observable price changes of our long-term strategic investments, losses on the extinguishment of debt, pension and debt revaluations, and other non-recurring non-operating items.

Section 7.2   Limitation on Directors' **and Officers'** Personal Liability.

a. To the fullest extent permitted under Section 1713 **and 1735, as applicable,** of the Pennsylvania BCL, and, except as provided in subsection 7.2(e), as such law may be amended from time to time, a director **or officer** of this Corporation shall not be personally liable for monetary damages as a result of any action or failure to act unless both: (1) the director **or officer** has breached or failed to perform the duties of his office under Subchapter B **or C, as applicable,** of Chapter 17 of the Pennsylvania BCL; and (2) the breach or failure to perform constitutes self dealing, willful misconduct or recklessness.

b. The provisions of this Section 7.2 shall not apply to: (1) the responsibility or liability of a director **or officer** pursuant to any criminal statute: or (2) the liability of a director **or officer** for the payment of taxes pursuant to local, state or federal law.

c. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of guilty or nolo contendere, or its equivalent, shall not, of itself, create a presumption that the director **or officer** breached or failed to perform the duties of his office under Subchapter B **or C, as applicable,** of Chapter 17 of the Pennsylvania BCL and that the breach or failure to perform constituted self dealing, willful misconduct or recklessness.

d. Notwithstanding the date of adoption of this Section 7.2 **or any revisions thereto**, the provisions of Section 7.2 shall apply to any action filed or breaches of performance of duty or any failure of performance of duty by any director on or after January 27, 1987.

e. No amendment to or repeal of this Section 7.2 or Section 1713 **or 1735** of the Pennsylvania BCL**, as applicable,** shall reduce the limitation on directors' **or officers'** personal liability for or with respect to any events, acts or omissions of such director **or officer** occurring prior to such amendment or repeal, including, without limitation, the limitation on personal liability with respect to any Proceedings commenced after such repeal or modification based in whole or in part upon any such event, act or omission.

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BOARD OF DIRECTORS

S. Douglas Hutcheson
Chairman of the Board;
Former Executive Chairman &
Co-CEO of Kymeta Corporation

Derek K. Aberle
Co-Founder and Executive
Vice Chairman of Virewix, Inc.

Samir Armaly
Former President, IP of Adeia, Inc.

Liren Chen
President & Chief Executive Officer

Joan H. Gillman
Former Executive Vice President,
Time Warner Cable, Inc., and Chief
Operating Officer, Time Warner
Cable Media

John A. Kritzmacher
Former Executive Vice President
and Chief Financial Officer, John
Wiley & Sons, Inc.

John D. Markley, Jr.
Managing Partner/Co-Founder,
New Amsterdam Growth Capital

Jean F. Rankin
Former Executive Vice President,
General Counsel and Secretary,
LSI Corporation

EXECUTIVE OFFICERS

Liren Chen
President & Chief Executive Officer

Richard J. Brezski
EVP, Chief Financial Officer
and Treasurer

Julia C. Mattis
EVP, Chief Licensing Officer

Rajesh Pankaj
EVP, Chief Technology Officer

Joshua D. Schmidt
EVP, Chief Legal Officer
and Corporate Secretary

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
Wednesday, June 10, 2026
2:00 PM Eastern Time
virtualshareholdermeeting.com/
IDCC2026

Common Stock Information
The primary market for
InterDigital's common stock is
the Nasdaq Global Select Market.
InterDigital trades under the
ticker "IDCC."

Registrar & Transfer Agent
Shareholders with questions
concerning stock certificates,
shareholder records, account
information, dividends, or
stock transfers should contact
InterDigital's transfer agent:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
equiniti.com/us

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Investor Relations
+1 302.300.1857
investor.relations@interdigital.com

Corporate Information is as
of April 25, 2026. InterDigital
is a registered trademark
of InterDigital, Inc. All other
trademarks, service marks, and/
or trade names appearing in this
Annual Report are the property
of their respective holders.

LOCATIONS

Corporate Headquarters
200 Bellevue Parkway
Suite 300
Wilmington, Delaware 19809
T: +1.302.281.3600

Other Office Locations
Brussels, Belgium
Los Altos, California
Montreal, Canada
Beijing, China
London, England
Espoo, Finland

Issy-les-Moulineaux, France
Cesson-Sévigné, France
Indianapolis, Indiana
Melville, New York
New York, New York
Conshohocken, Pennsylvania
Washington, D.C.

InterDigital, Inc.
200 Bellevue Parkway
Suite 300
Wilmington, Delaware 19809
T: +1.302.281.3600

interdigital.com